Exhibit 99.1

2011 ANNUAL REPORT

FINANCIAL AND NON-FINANCIAL PERFORMANCE

IMPROVING PEOPLE’S LIVES

THE BEST-RUN BUSINESSES RUN SAPTM

To be all set for the future, 183,000 customers in 120 countries look to SAP for new technologies, tools, and strategies today. SAP solutions help them respond to the needs of people living longer, healthier lives; analyze and understand the complex connections between climate change and business operations; open up new opportunities and business models in globalized markets; and apply technology and innovation that makes work simpler and more efficient.

SAP helps our customers run their businesses with ideas and solutions that make them leaders.

Key Facts

Performance Summary

€ millions, unless otherwise stated

	2011	2010	Change in %
Financial key performance indicators
Software revenue	3,971	3,265	22
Software and software-related service revenue (IFRS)	11,319	9,794	16
Non-IFRS adjustments	27	74	-64
Software and software-related service revenue (non-IFRS)	11,346	9,868	15
Total revenue (IFRS)	14,233	12,464	14
Non-IFRS adjustments	27	74	-64
Total revenue (non-IFRS)	14,260	12,538	14
Operating profit (IFRS)	4,881	2,591	88
Non-IFRS adjustments	-171	1,416	-112
Operating profit (non-IFRS)	4,710	4,007	18
Operating margin in % (IFRS)	34.3	20.8	65
Operating margin in % (non-IFRS)	33	32	3
Free cash flow	3,333	2,588	29
Net liquidity	1,636	-850	292
Days’ sales outstanding (DSO)	60	65	-8
Equity ratio (total equity as a percentage of the total assets)	54.7	47.0	16
Research and development
Research and development expenses	1,939	1,729	12
Research and development expenses as a percentage of total revenue (non-IFRS)	13.9	13.6
Number of employees in research and development at year-end1)	15,884	15,861	0
Shares and dividend
Weighted average shares, basic in millions	1,189	1,188	0
Earnings per share in €	2.89	1.52	90
Dividend per share in €	1.10	0.60	83
Share prices at year-end in €	40.85	38.10	7
Market capitalization in € billions	50.2	46.7	7

Performance Summary

€ millions, unless otherwise stated

	2011	2010	Change in %
Employees1)
Number of employees at year end	55,765	53,513	4
Personnel expenses per employee (excluding share-based compensation)1)	108	105	3
Employee engagement in %	77.0	68.0	13
Business Health Culture Index in %	65.0	59.0	10
Women in %1)	30.0	30.0	0
Female managers in %1), 2)	18.7	17.8	5
Employee retention in %1)	93.0	93.0	0
Customer
Customer satisfaction (scale from 1 to 10)	7.7	7.6	1
Environmental
Greenhouse gas emissions in kilotons	490	455	8
Greenhouse gas emissions per employee3) in tons	9.0	8.7	3
Greenhouse gas emissions per € revenue in tons	34.4	36.3	-5
Total energy consumed in GWh	860	845	2
Energy consumed per employee3) in MWh	15.8	16.1	-2
Renewable energy sourced in %	47.0	45.0	4
Data center energy consumed in GWh	155	145	7
Data center energy per employee3) in KWh	2,824	2,746	3

1)	Based on full-time equivalents

2)	Relates to different levels of management position

3)	Based on full-time equivalents excluding acquisition

About This Report

CONTENT AND STRUCTURE

This report comprises details of our material financial and non-financial performance. The financial data presented includes Consolidated Financial Statements, a Management Report, and certain financial measures derived from SAP’s management reporting. The non-financial data presented includes social and environmental aspects of our overall sustainability performance. Further information on SAP’s sustainability performance can be found in our annual Sustainability Report at www.SAPSustainabilityReport.com.

BASIS FOR PRESENTATION

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting ensures the reliability of the information presented in the Consolidated Financial Statements. SAP’s management confirmed the effectiveness of SAP’s internal control over financial reporting.

Our Management Report is prepared in accordance with German law, German Accounting Standards and the IFRS Practice Statement ‘Management Commentary’.

The social and environmental data and information included in the Management Report is prepared in accordance with the international guidelines (G3.1) of the Global Reporting Initiative (GRI) and in accordance with the AA1000 Accountability Principles Standard. Greenhouse gas data was prepared using SAP’s own internal criteria based on the Greenhouse Gas Protocol.

DATA

All of the data and information for the reporting period were collected and/or reported utilizing SAP software solutions and were sourced from the responsible business units.

The reporting period is the financial year 2011. The report encompasses global SAP operations and all subsidiaries of the SAP Group. To make this report as current as possible, we have included relevant information available up to the editorial deadline of February 23, 2012. The report is published each year in English and in German.

INDEPENDENT AUDIT AND ASSURANCE

KPMG AG Wirtschaftsprüfungsgesellschaft has audited our Consolidated Financial Statements and the Management Report. For the audit opinion please refer to page 63 of this Annual Report.

KPMG Sustainability has provided assurance for the non-financial, social and environmental data and information related materiality assessment in accordance with the International Standard on Assurance Engagements 3000 and the AA1000 Accountability Principles Standard, two standards for the assurance of sustainability reporting. The independent assurance report for social and environmental data and information is part of SAP’s annual Sustainability Report.

Contents

22	To Our Shareholders

Letter from the Co-CEOs

Executive Board

Investor Relations

Corporate Governance Report

Report by the Supervisory Board

Compensation Report

Responsibility Statement

Independent Auditor’s Report

75	Management Report

General Information About This Management Report

The SAP Group of Companies

Portfolio of Software and Services

Customers

Research and Development

Partner Ecosystem

Acquisitions and Disposals

Employees and Social Engagement

Energy and Emissions

Financial Measures Cited in This Report

Economic Conditions

Assets, Finances, and Operating Results

Assets, Financial Position, and Income of SAP AG

Overall Financial Position

Corporate Governance

Information Concerning Takeovers

Risk Report

Events after the Reporting Period

Outlook

177	Financial Statements

Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

284	Additional Information

Five-Year Summary

Glossary

Addresses

Publications for Shareholders

Financial Calendar

Publication Details

CLIMATE CHANGE

GLOBAL CLIMATE CHANGE MEANS PERMANENT, LONG-TERM CHANGES

IN TEMPERATURE, PRECIPITATION, HUMIDITY, WIND, AND SEASONS.

OVER THE NEXT DECADE, THESE SHIFTS WILL NOT ONLY AFFECT NATURAL

ECOSYSTEMS BUT ALSO COUNTRIES, ECONOMIES, AND PEOPLE.

Making carbon reduction an everyday priority

What impact do global climate change trends have on Danone?

Myriam Cohen-Welgryn: Danone is a €19 billion company that enjoys leading positions in four healthy food businesses — fresh dairy products, water, baby nutrition, and medical nutrition. Our mission is to bring health through food to as many people as possible. Danone products depend to a large extent on natural ecosystems. It is thus in our best interest to make care for the environment an integral part of our business activities. In 2008, we decided to include carbon footprint as a global indicator because it reflects a wide range of environmental criteria, and consequently, we committed to reducing our carbon use by an ambitious 30% over the 2008-2012 period.

How has Danone’s commitment to the environment changed your organization?

Myriam Cohen-Welgryn: This 30% reduction target was unreachable without a breakthrough approach. Danone had to challenge itself and its way of doing business. But before changing the organization, we had to change the company mindset. We not only established carbon reduction as a guiding principle, but we also put a CO2 reduction target alongside our business objectives. We then tied bonuses for 1,400 global managers to their performance around “Nature” objectives. I was appointed as Nature vice president and one of my first decisions was to recruit a Nature financial director.

What is the most challenging part of reducing Danone’s carbon footprint?

Myriam Cohen-Welgryn: We all know that “when you can’t measure it, you can’t manage it.” We started collecting and measuring all of our carbon footprint data using spreadsheets. At the beginning, getting the first results on reducing our CO2 footprint was not that difficult to achieve as it was also a driver for productivity. For instance, when you reduce the weight of packaging, you achieve both: CO2 reduction and savings. But as we progressed, CO2 reduction became more challenging and detailed measurement a key issue.

How did SAP contribute to meet this measurement challenge?

Myriam Cohen-Welgryn: Calculating the carbon footprint for one single Danone product can be very complex — we have to cover multiple categories and full product lifecycles. Thus, managing large volumes of data took a lot of time and we could only do it on an annual basis. We were looking for a robust and powerful solution where collected data can be audited and fully traced. To meet this challenge, Danone and SAP brought together their expertise and know-how to build an innovative solution to measure our environmental footprint. SAP BusinessObjects solutions offer the perfect combination of tools to measure our carbon footprint. These solutions integrate tightly with our existing SAP ERP application.

Has SAP made a difference in the way Danone approaches sustainability?

Myriam Cohen-Welgryn: Now our teams collect, measure, analyze, and reduce our carbon footprint across 35,000 Danone products on a monthly basis. This solution makes carbon reduction everyone’s business. Analyzing product lifecycles is a good way to rally all of our employees around our carbon footprint reduction target. By making this analysis part of our IT infrastructure, we gain valuable insights for decision-making; it becomes a catalyst for change in the company as a whole.

Customer Profile

Danone is one of the fastest-growing food companies in the world. Its mission is to bring health through food to as many people as possible. The group whose products are sold on five continents, has more than 180 production plants and around 100,000 employees. In 2011, Danone generated revenues of €19 billion, of which more than half were in emerging markets.

SAP BusinessObjects solutions help Danone collect, measure, and analyze its carbon footprint, reducing it by 30% from 2008 to 2012.

Quick Facts

Industry: Consumer Products

Employees: 100,000

Headquarters: Paris, France

Website: www.danone.com

Solution: SAP ERP application, SAP BusinessObjects Profitability and Cost Management application, SAP BusinessObjects Financial Information Management application, SAP BusinessObjects Data Services software

»This SAP solution makes carbon reduction everyone’s business and rally all of our employees around this target.«

Myriam Cohen-Welgryn

Vice President, Nature

Danone

DEMOGRAPHIC

CHANGE

GREATER LIFE EXPECTANCY, LOWER FATALITY RATES, AND RAPIDLY

AGING POPULATIONS WILL HAVE A PROFOUND IMPACT ON ENTIRE

SOCIETIES. SAP APPLICATIONS PROVIDE SOLUTIONS TO HELP

GOVERNMENTS AND BUSINESSES ADAPT — FROM HUMAN RESOURCES

MANAGEMENT TO SOCIAL SERVICES AND HEALTHCARE.

Supporting healthy medical and financial outcomes

Western countries face enormous demographic change over the next two decades. How will this affect the Beaumont Health System?

Subra Sripada: Consider this fact: The United States spends US$2.5 trillion on healthcare. At the same time, the country is shifting demographically. People are staying healthy and living longer. And that is creating a greater cost burden. Around 78 million Americans turned 65 last year. Medicare, the national social insurance program for Americans aged 65 and older and younger people with disabilities, already covers 47 million people today. In just 20 years, it will cover 80 million. On top of that, there will be fewer workers to replace these retirees. That means less tax revenue to pay for their benefits. This fundamental imbalance is one of many factors that will drive up Medicare costs. This, in turn, is putting doctors and hospitals under enormous cost pressure.

How is demographic change influencing the healthcare market?

Subra Sripada: One important trend is a gradual shift from paying by volume to “paying for value:” The idea is to reward innovation, efficiency, and high- quality outcomes rather than tests and procedures. At the same time, patients are becoming more tech savvy. They are becoming healthcare consumers. They want value for their healthcare dollar. And they want greater choice in how — and where — they buy medical services.

How is Beaumont responding to this fundamental change?

Subra Sripada: For one, we are a great believer in using IT to make better decisions and to manage change — from both a patient and business perspective. And I think our research is stronger because of it. I think we are more innovative. We are more efficient. And I also think we have been able to better evolve as a healthcare organization.

Have Beaumont’s challenges and opportunities changed also?

Subra Sripada: As it turns out, one of our biggest challenges has actually been a major opportunity. Take the American Recovery and Reinvestment Act, for example. This is a U.S. law that financially rewards doctors and hospitals to introduce electronic health records. For us, it means millions of dollars in reimbursement incentives. But to qualify, Beaumont needed two things: Digitized patient records and powerful software to generate the required government reports. On top of that, we had to teach our people and our physician network to use the software. They had to be encouraged to work within a completely new system. This required an enormous training and adoption effort.

How is SAP helping Beaumont succeed in this demanding environment?

Subra Sripada: SAP BusinessObjects solutions have made a real difference in enabling our success in leveraging data. A key aspect of the success has also been SAP training, which maximized the value from our investment in business intelligence solutions. Today, our executives, administrators, and doctors are achieving greater insight into our operations and patient care. Thanks to our new analytics and reporting capabilities, we have also been able to collect US$12.5 million in incentive funds. In helping Beaumont transform into a data-driven organization, SAP is helping us stay on the cutting edge of technology leverage in the delivery of healthcare. The end result greatly improved quality, safety, and efficiency in our operations.

Customer Profile

Michigan-based Beaumont Health System is a major regional health system with more than 1,700 licensed beds, 3,700 physicians, and 19,000 employees.

SAP has helped Beaumont leverage IT to achieve greater transparency and insight for more efficient, effective operations and patient care, and to collect incentive funds of US$12.5 million.

Quick Facts

Industry: Healthcare

Employees: 19,000

Headquarters: Royal Oak, Michigan (USA)

Website: www.beaumont.edu

Solution: SAP BusinessObjects business intelligence solutions, SAP BusinessObjects enterprise information management solutions, SAP BusinessObjects Web Intelligence software, SAP BusinessObjects Data Integrator software, SAP Crystal Reports software

»For one, we are a great believer in using IT to make better decisions and to manage change — from both a patient and business perspective. And I think our research is stronger because of it. I think we are more innovative. We’re more efficient. And I also think we have been able to better evolve as a healthcare organization.«

Subra Sripada

Vice President & Chief Information Officer (CIO)

Beaumont Health System

URBANIZATION

FOR THE FIRST TIME IN HISTORY, MORE PEOPLE LIVE IN CITIES THAN IN

RURAL AREAS. OVER THE COMING DECADES, CITIES WILL ACCOMMODATE

NEARLY ALL OF THE WORLD’S POPULATION GROWTH. MANAGING THIS

URBANIZATION WILL BE AN EVEN GREATER CHALLENGE FOR LOCAL

GOVERNMENTS.

Making Cape Town a best-run, smart city

What impact are urbanization trends having on Cape Town?

Patricia de Lille: The City of Cape Town, South Africa, is like many other cities in the world today. We are driven by four broad trends: urbanization, decentralization, globalization, and government reform. About 12 years ago, Cape Town consolidated seven separate city councils across the Cape Metropolitan Area into a single Unicity Council. We’ve made the transition to a “unicity” during a time of great transformation. Globalization and the knowledge economy are driving tremendous change. And they are driving competition between cities that have the skills to compete in the global economy and those that do not. We’re striving to be one of the cities that has those skills.

Do these trends impact the way Cape Town serves its constituents?

Patricia de Lille: In South Africa, the national government has traditionally provided the majority of citizen services. Local governments always played a more limited role. Today, that situation has reversed. For us, this underscores the increasing importance of cities and towns in South Africa’s development. Of course, this also means that Cape Town residents expect their city to deliver much more than water or electricity. They also look to us to help tackle issues of poverty, social exclusion, economic development, safety, and the environment.

How has Cape Town responded in the past?

Patricia de Lille: Cape Town has adopted the vision of a smart city — a place inhabited by informed people and connected to the world and each other by technology. We’re promoting new technologies, increasing city productivity, and targeting social problems to boost our economic competitiveness and success. Take Cape Town’s Integrated Development Plan, for example. It sets top priorities for the next five years: jobs, housing, and safety and security.

What are the most significant challenges you face?

Patricia de Lille: Like a lot of cities, Cape Town will have to do more with less in the future. This means that we will have to become much more efficient in the way we think about services and the way we deliver them. The Cape Town government needs more standardized financial policies and procedures. We need IT and back-office systems that not only make us more productive, but that also give us deeper insight. With good information, we can make the best policy decisions for our citizens.

How is SAP helping Cape Town address these challenges?

Patricia de Lille: SAP has decades of experience in providing solutions to the public sector around the world. And this experience is essentially built into the solutions that they offer us. So using SAP software has enabled us to substantially improve our position as a relevant, socially just, and globally competitive city. SAP has provided Cape Town with the solutions we need to become a best-run city.

Customer Profile

The City of Cape Town is South Africa’s second-largest city. More than 24,000 city staff members serve 3.4 million residents in a metro area of 2,500 km2 (1,553 square miles) and a budget of R22 billion (€2.1 billion).

SAP has enabled Cape Town to respond to the pressures of globalization by integrating disparate business processes. Today, it is providing greater and more efficient levels of services for its citizens.

Quick Facts

Industry: Public Sector

Employees: 24,000

Headquarters: Cape Town, South Africa

Website: www.capetown.gov.za

Solutions: SAP ERP Human Capital Management application, SAP CRM application, SAP Business-Objects Business Intelligence and SAP Business-Objects Strategy Management solutions, SAP NetWeaver Business Warehouse component, SAP Solution Manager application management solution, SAP NetWeaver Folders Management application (former SAP Records Management application), SAP for Utilities solution portfolio

»Cape Town has adopted the vision of a smart city, a place that is populated by informed people and connected to the world and each other by technology. We’re promoting new technologies, increasing city productivity, and targeting social problems to boost our economic competitiveness and success.«

Patricia de Lille

South African politician and Mayor of Cape Town

GLOBALIZATION

THE WORLD’S GLOBAL ECONOMY IS VERY DIFFERENT TODAY THAN IT

WAS EVEN A DECADE AGO. THAT TRANSFORMATION IS ACCELERATING.

COUNTRIES ARE MORE INTEGRATED. THEY ARE ALSO BECOMING

INEXTRICABLY LINKED AS GOODS, CAPITAL, PEOPLE, AND IDEAS

MOVE SEAMLESSLY ACROSS BORDERS.

Helping Aigo make the right global moves

What influence has globalization had on Aigo?

Jason Li: Aigo was a very small start-up 15 years ago. And globalization has opened a number of important growth opportunities in a very short time. We are constantly discovering new markets for our MP4 players, flash drive storage products and digital cameras beyond our own borders. Growing internationally is also helping us build a global brand. Our international operations now make up 20 percent of our revenue. Today, Russia and Spain are already two of our biggest markets. And more countries are coming on line every month.

Has Aigo’s rapid international growth changed the company’s relationship with the communities, societies, and countries where it does business?

Jason Li: “Growth” and “global” are increasingly synonymous for us. Today, we can’t really talk about one without the other. So in 2005, we started our “Six-win Ideology.” It helps us make sure that we grow in harmony with our six stakeholder groups: Consumers, agents, employees, company, suppliers, and society. When we cooperate with each other, Aigo can earn a reasonable profit. But at the same time, we can also achieve sustainable development.

How is Aigo dealing with rapid global growth?

Jason Li: When we were a young start-up, we could use a very improvisational management style. But as Aigo expands and matures, that doesn’t work as well. That is why we’ve made a conscious decision to mix hands-on management with elements of western business culture. It’s a lot like the classical game of chess. Western chess stands for teamwork. Take the bishops, for example. They come in pairs and cooperate with each other. But in Chinese chess, they compete with one another. So we changed that by adding two new pieces to the “Aigo chessboard,” so to speak, from the Chinese chess tradition — two round wooden pieces called the “cannons.” The cannons work differently than Western chess pieces. They can move anytime they want. They can attack by jumping over others. The cannon stands for flexibility. And in a global marketplace, that is one of our great strengths.

What are some of the major challenges that Aigo is currently facing?

Jason Li: Aigo wants to expand beyond our Chinese home market. We want to establish ourselves as an international brand. But to get to that next step, we have to change the way we run our business. On the one hand, we want to stay fast and flexible like a small start-up. But to move globally, we also need to have the sophisticated business processes of global companies. We’ve made several important moves in that direction. I’ve just finished restructuring the company into product groups, for example. We now have more than 20 new subsidiaries, and all of them have a great degree of autonomy. But moving forward, one of our great challenges will be to align each of these subsidiaries with a core set of business processes and best practices. This will allow us to combine Aigo’s inherent strengths for greater innovation.

How is sap helping Aigo take advantage of global opportunity?

Jason Li: We looked at a number of software solutions, both on-premise and cloud-based. But at the end of the day, we needed a solution that could grow with us at our own speed. The SAP Business ByDesign solution was ideal for the kind of global growth we’re trying to achieve. It has helped us address data security issues. It has helped us improve our company’s business processes. And because it’s a cloud solution, SAP Business ByDesign has given us the same results we’d get from a large global IT system — but without the large number of IT staff. If you think of business from the perspective of a classic chess strategy, SAP has been a real game changer for Aigo.

Customer Profile

Launched in 1993, the Aigo Electronics Technology Co., Ltd. (Aigo) produces mobile storage devices, multimedia players, computer peripherals, and data security. Headquartered in Beijing, China, with regional offices in Hong Kong, the United States, Singapore, and France, aigo currently employs nearly 1,900 employees across 20 subsidiaries and records a revenue of €20 million.

The SAP Business ByDesign solution helps Aigo combine the flexibility of an innovative start-up with the same sophisticated business processes of a large global organization.

Quick Facts

Industry: Consumer Electronics

Employees: 1,900

Headquarters: Beijing, China

Website: en.aigo.com

Solutions: SAP Business ByDesign

»Aigo wants to expand beyond our Chinese home market. We want to establish ourselves as an international brand. But to get to that next step, we have to change the way we run our business. On the one hand, we want to stay fast and flexible like a small start-up. But to move globally, we also need to have the sophisticated business processes of global companies.«

Jason Li

Vice President & Chief Financial Officer (CFO)

Aigo Electronics Technology Co., Ltd.

7 BN

IN 1999, THE WORLD’S POPULATION TOPPED 6 BILLION.

SINCE THEN THE NUMBER OF PEOPLE INHABITING THE PLANET

HAS GROWN CONSTANTLY. 2011 WAS ANOTHER RECORD YEAR:

7 BILLION HUMAN BEINGS ON EARTH.

22	To Our Shareholders

23	Letter from the Co-CEOs

26	Executive Board

28	Investor Relations

33	Corporate Governance Report

38	Report by the Supervisory Board

52	Compensation Report

70	Responsibility Statement

71	Independent Auditor’s Report

Letter from the Co-CEOs

Dear Shareholders, Customers, Partners, and Colleagues,

As SAP celebrates its 40th anniversary, the world looks very different than it did in 1972. More than ever, it is a world of connections. Economies are increasingly dependent upon one another. Companies are truly global, and operate within broader ecosystems that include partners, customers, and even competitors. Populations continue to converge in urban areas — where people are living better, longer lives, yet putting immense strain on resources and our climate. Sustainable consumption is no longer optional, it is a necessity.

Much of today’s connectedness has been brought about by the emergence of digital technologies, which continue to evolve at incredible rates. The amount of data on the planet is doubling every 18 months. By 2013, more than 15 billion mobile devices will be connected to the Internet. Already, 80% of new software offerings are available from the cloud, making them easy and efficient to use. And over 1 billion people are linked virtually via social networks. These developments represent an immense opportunity. Technology, in particular innovative software such as ours from SAP, can make sense of the digitized world, helping it run better and more sustainably, while improving people’s lives. That is our vision at SAP, and it forms the foundation of our customer-driven innovation strategy.

We executed with excellence against this strategy in 2011. More organizations than ever before turned to SAP to help them innovate for growth, optimize the use of resources, and inspire people to be their best. This led to double-digit growth for us in every quarter. We exceeded market expectations with full-year non-IFRS software and software-related service revenue growth of 15% (17% at constant currencies). Full-year non-IFRS operating profit reached €4.71 billion (€4.78 billion at constant currencies), resulting in a full-year non-IFRS operating margin increase of 1.1 percentage points at constant currencies to 33.1%. These results are proof that our strategy of growth through innovation is winning in the marketplace. Our innovations are not only creating growth in new product areas, but also driving strong demand for our core applications and analytics software.

DELIVERING VALUE IN FIVE MARKET CATEGORIES

We deliver value to our customers through industry-specific and line-of-business solutions across five market categories: Applications, analytics, mobile, cloud, and database and technology. In 2011, we made significant progress in each of these categories:

Applications: In applications, we introduced the SAP Business Suite Innovation Road Map. It provides customers with more innovation, less disruption, and greater long-term predictability through the extension of maintenance until 2020. We also ramped up the delivery of SAP Rapid Deployment solutions, which are software packages that are preconfigured with our industry expertise, allowing customers to reduce deployment time to as little as six weeks. With the acquisition of Right Hemisphere, we took an important step to further improve the user interface of our core products.

To Our Shareholders      23

Analytics: Our analytics solutions give customers the power to turn insight into action by providing visibility into the data they need to run their business more effectively. In 2011, we introduced our latest portfolio of powerful analytics solutions. They enable our customers to better understand all facets of their businesses and make confident, fact-based decisions as events unfold in real time.

Mobile: The trend to mobile continued in 2011. With our mobile solutions, customers benefit from new consumption models, device management, and the most robust security. We also brought the power of the enterprise into employees’ hands by releasing more than 50 mobile apps that allow our customers’ employees to work at any time and from anywhere via mobile devices. In this area, we surpassed our €100 million revenue target while extending the reach of SAP software.

Cloud: We expanded our cloud portfolio in 2011, allowing us to provide customers with the benefits of simple and efficient software consumption. We achieved a key goal of enlisting more than 1,000 companies to choose our cloud-based SAP Business ByDesign solution. To complement our cloud offering, we announced the acquisition of SuccessFactors, the leading provider of cloud-based human capital management solutions and the largest cloud company by number of users. This acquisition will significantly accelerate our momentum to become a €2 billion cloud business by 2015. We also acquired Crossgate, which supports the creation of virtual business networks.

Database and Technology: Our database and technology solutions began to redefine the market in 2011. Our technology solutions provide a cohesive platform on which our customers can accelerate and streamline their investments. This allows customers to extend their applications to reach more people and adopt new processes, devices, and consumption models. The Sybase database portfolio, combined with the power and potential of our SAP HANA in-memory technology platform, gives us the opportunity to address the market for structured and unstructured data and become the fastest growing database company.

Our SAP HANA platform merits special notice. This groundbreaking technology enables non-disruptive innovation across all five of the above market categories. It often increases computing speeds by a factor of 1,000 or more, allowing our customers to work with massive amounts of data in real time. SAP HANA will transform the market and allow us to renew our entire portfolio. It represents the future of SAP and we will continue to co-innovate with partners and customers to realize its full potential. SAP HANA generated revenue of more than €160 million for the year — making it the fastest growing product in our history.

24      To Our Shareholders

INVESTING IN GROWTH MARKETS

SAP expects above-average development in growth markets in the coming years. We continue to increase our investments in these markets. In China, for example, we will spend US$2 billion through 2015 on four key areas: Creating solutions, delivering these solutions by expanding our geographical footprint, building our support network, and nurturing the local IT ecosystem. We also invested in a new development lab near Moscow, Russia, providing us with a unique opportunity to be at the center of a local network of partners, customers, and start-ups in this important market. Further growth market investments are planned for 2012.

INVESTING IN OUR PEOPLE

Our innovative solutions and services would not be possible without our greatest asset — our employees. SAP continues to strengthen its focus on leadership and employee development. This commitment has led to a 9% increase in the Employee Engagement Index, which measures employee satisfaction and motivation. We also made strides toward our goal of having women in 25% of our leadership positions. At the end of 2011, 18.6% of leadership positions were held by women. SAP considers employee engagement and diversity an important aspect of being a sustainable company. In the area of sustainability, we are also proud to report that we increased carbon and energy efficiency for the fifth consecutive year.

BUILDING MOMENTUM

We have unprecedented momentum moving into 2012. Our customers value our focus on their needs and the non-disruptive breakthrough innovation we deliver. Organizations are shifting their IT spending to software from SAP because it helps them run better. We are well-positioned to exceed our goal of €20 billion in total revenue, achieve a 35% non-IFRS operating margin, and reach 1 billion people with beautiful software in 2015.

We look forward to continuing working with our customers, industry partners, employees, and shareholders as we help the world run better and improve people’s lives.

Best regards,

Bill McDermott	Jim Hagemann Snabe
Co-CEO, SAP AG	Co-CEO, SAP AG

Letter from the Co-CEOs      25

Executive Board

BILL MCDERMOTT

Co-CEO

Joined SAP: 2002

Appointed to Executive Board: 2008

WERNER BRANDT

Chief Financial Officer, Labor Relations Director (acting)

Joined SAP: 2001

Appointed to Executive Board: 2001

VISHAL SIKKA

Joined SAP: 2002

Appointed to Executive Board: 2010

26      To Our Shareholders

JIM HAGEMANN SNABE

Co-CEO

Joined SAP: 1990

Appointed to Executive Board: 2008

GERHARD OSWALD

Chief Operating Officer

Joined SAP: 1981

Appointed to Executive Board: 1996

Executive Board      27

Investor Relations

SAP stock clearly outperformed the significant benchmark indexes in 2011. Our stock was able to further improve its ranking in European indexes. Our dialog with investors focused on our core business as well as our growth areas in-memory technology, mobile solutions, and cloud solutions.

DEBT CRISIS UNSETTLES STOCK MARKETS

The year 2011 will be remembered as a particularly volatile year on the stock market. At the start of the year investors, and investors in Germany in particular, were optimistic that the momentum from 2010 would continue. As a result, the Deutsche Aktienindex (DAX 30) climbed to 7,414.3 points on February 16, a level it last attained in mid-January 2008. From then on, a number of factors depressed stock markets across the world: Reawakened fears about sovereign debt in Europe, war in Libya, and above all the natural disaster and nuclear catastrophe in Japan on March 11. However, the general mood on stock exchanges improved in the second half of March.

At the end of April, although the Federal Reserve lowered its forecast for growth in the U.S. economy, it also announced it would continue with its expansive monetary policy. Buoyed by this news, on May 2 the DAX reached 7,527.64 points, its highest level for the year, having briefly touched 7,600 points that day. The news of the death of terrorist leader Osama bin Laden also boosted the markets that day.

At the end of the second quarter, concerns about the U.S. economic outlook and the eurozone debt crisis, especially the situation in Greece, weakened the markets. At the beginning of August these concerns deepened considerably. Ratings agency Standard & Poor’s lowered its credit rating of the United States, triggering stock prices to tumble worldwide. Given these circumstances, on September 12 the DAX fell to 5,072.33 points, its lowest level for the year, though during the course of trading it temporarily fell below 5,000 points.

Worries about sovereign debt and fears of recession set the mood on Europe’s stock exchanges for the rest of the year. The first glimmers of hope for a solution to Europe’s debt crises lifted the DAX to 6,346.19 at the end of October, but Greece’s plans to hold a referendum on its austerity measures set stock prices tumbling again. Worries about the economic outlook kept the DAX under pressure, pushing it down to 5,428.11 points at the end of November, before it recovered to finish the year at 5,898.35 points.

The DAX ended 2011 with a minus for the year of 14.7%. The Dow Jones gained 5.5% for the year. The Technology Peer Group Index (TechPGI), which lists ten major technology companies, also gained 5.5% in 2011. The S&P 500 finished the year more or less unchanged, whereas the S&P North Software-Software Index lost 7.2%.

SAP STOCK CLEARLY OUTPERFORMS THE DAX AND EURO STOXX

In 2011, SAP stock clearly outperformed the significant benchmark indexes, which include the DAX 30, and EURO STOXX 50, which covers 50 large companies from eurozone countries. SAP stock gained 7.2%, whereas the DAX 30 lost 14.7% and EURO STOXX 50 lost 17.0%. In comparison with other technology stocks, SAP’s stock showed above-average growth, as the TechPGI advanced only 5.5%. SAP stock has gained 61.9% over the past three years. By way of comparison, over the same time period the DAX increased 22.6% and the EURO STOXX declined 5.3%. At the same time, SAP stock again significantly improved its ranking in European indexes. In the EURO STOXX index it moved up from rank 16 to rank 10, and in the STOXX, it rose from rank 34 to rank 26. SAP has now firmly established its position among Europe’s major businesses in terms of its free-float market capitalization.

SAP stock began the first quarter of 2011 at €38.10, the Xetra closing price at the end of 2010, dipping to €37.45 on January 10, its lowest price for the quarter. From then on the only way seemed to be up, with the share price boosted by SAP’s excellent 2010 results and the proposed dividend increase. External factors, such as the nuclear catastrophe in Japan, halted this trend only briefly. As sentiment improved generally across

28      To Our Shareholders

SAP Share in Comparison with the DAX 30, the Dow Jones EURO STOXX 50, the S&P North Software-Software Index and the TechPGI January 1, 2011 to February 29, 2012

Percent

stock markets, and given the positive outlook in the technology industry, SAP stock rose, reaching €45.90 on April 26, its peak for the year. On April 28, the day on which SAP’s results for the first quarter were announced, SAP stock fell back to €43.09, but it largely made up for these losses on the following trading days. The ex-dividend stock price on the day after our Annual General Meeting of Shareholders held on May 26 was €42.27. Subsequently, the sovereign debt crisis in Greece weighed down the markets, and by June 30 SAP stock had slipped to €41.74.

Encouraging second-quarter numbers and an upward revision of our guidance provided a welcome boost, raising the share price to €44.02, its high point in the third quarter. At the beginning of August, however, mounting fears over sovereign debt in the eurozone coupled with concerns about the U.S. economy led to a massive drop in share prices worldwide. On August 19, SAP stock declined to €34.26, its lowest level in 2011. Despite stock market fears of a recession, the welcome development in the TomorrowNow litigation with Oracle and a positive view of technology stocks boosted the SAP share, which continued its upward trend in the fourth quarter. The announcement of record software revenue in the third quarter and hopes that the European debt crisis could be solved pushed SAP stock to its highest level for the quarter of €44.72 on December 2. The start of the reporting season then dampened the mood in the technology sector, so that SAP stock ended the final quarter of 2011 at €40.85.

Investor Relations       29

Key Facts about SAP Stock/SAP ADRs

Listings
Germany	Berlin-Bremen, Frankfurt, Stuttgart
USA (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Quotron	SAGR.EU.
Weight (%) in indexes at 12/31/2011
DAX 30	7.17%
Prime All Share	5.74%
CDAX	5.79%
HDAX	6.05%
Dow Jones STOXX 50	1.52%
Dow Jones Euro STOXX 50	2.82%

DIVIDEND INCREASED BY 83%

We believe our shareholders should benefit appropriately from the profit the Company made in 2011 and wish to continue our dividend policy of recent years. The policy has been to pay a total dividend in the region of 30% of profit after tax excluding the TomorrowNow litigation effect. As in the prior year, we believe that the effect — regardless whether positive in 2011 or negative as in the prior year — should be eliminated in this calculation. This results in a dividend of €0.75 per share.

In addition, we propose to reward our shareholders with a special dividend of €0.35 per share to celebrate our 40th anniversary.

Therefore, the Executive Board and the Supervisory Board will recommend to the Annual General Meeting of Shareholders that the dividend be increased 83% to €1.10 per share (2010: €0.60). If the shareholders approve this recommendation, the total amount distributed in dividends would be €1.3 billion. The dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 38% (2010: 39%).

Aside from the distributed dividend, in 2011 we also returned €246 million to the shareholders by repurchasing SAP shares for treasury (2010: €220 million).

CAPITAL STOCK INCREASED

SAP’s capital stock is €1,228,083,382.00 (2010: €1,226,822,697.00). It is issued as 1,228,083,382 no-par shares, each with an attributable value of €1.

LARGER FREE FLOAT

The proportion of our stock in free float increased again slightly in 2011. Applying the new definition accepted on the Frankfurt Stock Exchange — which excludes treasury stock from the free float — on February 20, 2012, the free float stood at 73.3% (2010: 73.1%). Approximately 23.6% (2010: 23.7%) of the stock was under the control of the three founders and their trusts and holding companies. U.S. institutions remained the next largest group of shareholders, holding around 19.3% of the stock. Institutions in the UK and Ireland held about 12.9%, followed by Continental European investors outside Germany, which held approximately 12.2%. Institutions in Germany held 7.9% and investors from the rest of the world held 3.1% of the stock at the end of February 2012. Private or unidentified investors held 17.8%. SAP held 3.1% of the stock in treasury.

EMPLOYEES PROFIT FROM SUCCESS

As in previous years, our employees and managers profited from our business success. For more information about our stock award programs, see the Notes to Consolidated Financial Statements section.

30      To Our Shareholders

COMMUNICATION WITH INVESTORS

Our directors and senior officers again aimed for the greatest possible transparency and openness in their continuous dialog with our shareholders. In more than 400 one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors’ and analysts’ inquiries about our business. We also held telephone conferences and analyst meetings when we published our quarterly results.

Investor presentations at the SAPPHIRE NOW conference, which took place in Madrid, Spain, in Orlando, Florida, and in Beijing, China, were key elements of our communication with the financial markets. These events focused on the growth areas of mobile and cloud computing, and SAP HANA. In addition, we gave presentations about the environment, social issues, and corporate governance to socially responsible investors (SRIs) at the SRI in the Rockies conference and at an SRI road show in Paris, France.

Return on SAP Common Stock WKN 716460; ISIN DE0007164600

Percent, unless otherwise stated

Initial investment €10,000

Date of investment	12/31/2001	12/31/2006	12/31/2010
Period of investment	10 years	5 years	1 year
Value on 12/31/111) in €	12,412	10,899	10,874
Average annual return	2.2	1.7	8.7
Performance comparators
DAX 30 Performance – total return index	1.3	-2.2	-14.7
REX General Bond – total return index	5.4	5.9	8.3
S&P 500 Composite – total return index	-0.9	0.1	5.5
S&P North Software-Software Index – price index	-1.5	4.7	-3.7

1)	Assuming all dividends were reinvested

Source: Datastream

Return on SAP ADRs — 803054204 (CUSIP)

Percent, unless otherwise stated

Initial investment US$10,000

Date of investment	12/31/2001	12/31/2006	12/31/2010
Period of investment	10 years	5 years	1 year
Value on 12/31/111) in US$	17,899	10,492	10,539
Average annual return	6.0	1.0	5.4
Performance comparators
S&P 500 Composite – total return index	2.9	-0.2	2.1

1)	Assuming all dividends were reinvested

Source: Datastream

Investor Relations      31

COMPREHENSIVE SERVICE FOR INDIVIDUAL INVESTORS

Providing a full service for retail investors is a priority for SAP. Our services for individual investors include the shareholder hotline, the e-mail contact at investor@sap.com, and our investor relations website. There is a range of information for investors about SAP and SAP stock online, including a text message service, press releases delivered by e-mail, Twitter feeds, and our quarterly SAP Investor magazine, which investors can subscribe to free of charge. We also publish an overview of the latest analyst assessments in collaboration with Vara Research.

All key events at which members of our Executive Board speak to financial analysts and institutions are broadcast live on the Internet, and we post the presentation materials on the Investor Relations website and on other online slide hosting services. Our investor relations team presented information at stock exchanges, shareholder forums, and shareholder conventions in Germany and in the United States, for example, at the Better Investing National Convention in Covington, Kentucky, the American Association of Individual Investors in Las Vegas, Nevada, and InvestEd in San Diego, California. In addition to our direct contacts with private U.S. investors at financial conventions, we also communicated in depth with consultants from financial service providers of all sizes.

INTERNATIONAL AWARDS FOR INVESTOR RELATIONS

The German investment magazine “Capital” ranked SAP second out of the STOXX Europe 50 companies. “Institutional Investor” magazine places SAP first among technology and software companies (sell-side) for our investor relations work. About 1,250 sell-side analysts and 800 investors took part in the survey. In the Thomson Reuters Extel survey, in which some 800 participants in the financial markets took part, SAP was ranked first among DAX30 companies for its investor relations work.

32      To Our Shareholders

Corporate Governance Report

SAP’s global business operations and international shareholder structure mean that effective, transparent corporate governance is crucial for the Company. In their work, the Supervisory Board and Executive Board therefore attach great importance to good corporate governance. For us, corporate governance means the application of international and national values and principles of good, responsible management to the activities of a company’s executive and supervisory bodies and its employees. It is not a system of rigid rules and regulations. Rather, it is a process in which values and principles constantly evolve in line with changing requirements.

CORPORATE GOVERNANCE AT SAP

Because SAP is listed on the German stock exchange, our corporate governance is primarily based on the provisions of the German Stock Corporation Act and of the German Corporate Governance Code (the “Code” in this report) as from time to time amended. The current version of the Code is dated May 26, 2010, and was published in the Elektronischer Bundes-anzeiger (Online German Federal Gazette) on July 2, 2010. SAP also complies with the provisions that are relevant to German companies listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE as they apply to non-U.S. companies, the U.S. Sarbanes-Oxley Act, and the requirements of the U.S. Securities and Exchange Commission (SEC). SAP’s Executive and Supervisory Boards provide the Company’s shareholders with detailed information about its implementation of the Code’s recommendations by publishing an annual declaration of implementation, as required by the German Stock Corporation Act, section 161. In addition, the Executive Board publishes a corporate governance statement pursuant to the German Commercial Code, section 289a, describing certain aspects of the Company’s corporate governance in greater detail. This report on corporate governance at SAP in 2011, prepared by the SAP Executive and Supervisory Boards, is a requirement of the Code, section 3.10, sentence 1.

EXECUTIVE BOARD

At the time this annual report was filed, the SAP Executive Board had five members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees on its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains appropriate risk management structures and internal risk controls.

SUPERVISORY BOARD

The SAP Supervisory Board has 16 members who, in equal numbers, represent the shareholders and the employees. It appoints, monitors, and advises the Executive Board. The Executive Board involves the Supervisory Board in decisions on matters of fundamental importance for the Company. The Supervisory Board has reserved to itself the approval of certain defined transactions of fundamental importance.

CONCRETE OBJECTIVES FOR THE COMPOSITION OF THE SUPERVISORY BOARD

Our 2010 corporate governance report was the first in which our Supervisory Board published concrete objectives for its own composition, as required in section 5.4.1 of the Code. We now report on the extent to which it fulfilled those objectives:

¡

The Supervisory Board has at all times to be composed in such a way that its members as a group possess the knowledge, ability, and expert experience required to properly complete its tasks in our global IT company. The current composition of the Supervisory Board fulfills this objective.

¡

The Supervisory Board must at all times have at least one independent member with significant, recent, and relevant financial or auditing experience. We fulfill this objective, which is a legal requirement.

¡

There should never be fewer than two people from the international stage among the shareholder representatives on the Supervisory Board, provided suitable candidates can be recommended to the General Meeting of Shareholders. We also fulfill this objective.

¡	No member of the Supervisory Board should be older than 75 years. None of the current members exceeds this age limit.

¡

Whenever there is a new appointment to the Supervisory Board, the Supervisory Board should ensure there are enough independent members in the meaning of section 5.4.2 of the Code, and, to avoid potential conflicts of interest, that there are no more than two former members of the Executive Board on the Supervisory Board. At its October 13, 2011, meeting, the Supervisory Board determined that we had a sufficient number of independent members. Only one

Corporate Governance Report      33

of the Supervisory Board members is a former member of the Executive Board. This means that we fulfill both of these objectives.

¡

Not later than the regular Supervisory Board elections at the 2012 Annual General Meeting of Shareholders, at least one woman should be proposed for election to the Supervisory Board as an investor representative, and if any are so elected, at least one woman should then be elected to one or more of its committees, provided that there are one or more suitable candidates. We do not yet fulfill the objective that at least one woman should sit on the Supervisory Board as a shareholder representative. However, we are proposing a woman for election to the Supervisory Board at the 2012 Annual General Meeting of Shareholders.

¡

Our current objective is that at least one woman be proposed for election to the Supervisory Board as an investor representative in the regular Supervisory Board elections at the 2012 Annual General Meeting of Shareholders, and that if any are so elected, at least one woman be elected to one or more of its committees. That objective had not been fulfilled at the time of publication of this annual report because of the timing of the Annual General Meeting of Shareholders, which takes place in May 2012. The Supervisory Board intends to propose a woman candidate for election at that meeting.

The proposals we are making at the 2012 Annual General Meeting of Shareholders concerning candidates for election to the Supervisory Board as investor representatives will also be consistent with all of the other objectives mentioned above, in accordance with section 5.4.1 of the Code.

NO NEW RECOMMENDATIONS IN THE CODE IN 2011

The Code was not amended during the report year. The commission responsible for the Code did not see any urgent need for change in view of the exacting standard of the current provisions. It has been and remains the policy of the commission to change as little as possible and only as much as needed, since each new amendment entails substantial efforts on the part of listed companies.

We welcome this approach, the more since the Code already contains 90 recommendations, which we seek to, indeed must, address anew every year in the interests of good corporate governance.

RECOMMENDATIONS IN THE CODE CONCERNING DIVERSITY

The main thrust of the most recent Code amendments concerns diversity. The Code calls on companies for more international diversity and for more women in leadership positions, on executive boards, and on supervisory boards. New recommendations were added to the Code in 2010 and existing recommendations were amended to reflect this objective.

The recommendation in section 4.1.5 of the Code requires executive boards to have regard to diversity when appointing people to leadership positions, and in particular to employ appropriate numbers of women in such positions. Our Executive Board follows this recommendation: Whenever it is appointing people to vacant leadership positions, it takes into account the need for diversity and especially the need to increase the percentage of women in such positions. The Executive Board has adopted a diversity policy for company leadership appointments, and in May 2011 it set a target: To increase the percentage of women in such positions from 18% at the beginning of 2011 to 25% in 2017. We believe this is an ambitious target, because there are still more men than women graduating from universities in engineering subjects, but we also believe that it is achievable. It goes without saying that ability is still the primary selection criterion for any position at SAP.

Section 5.1.2 of the Code contains the recommendation that supervisory boards should strive for an appropriate representation of women at executive board level as well. The Supervisory Board continues to follow this recommendation after the departure of Angelika Dammann. The Supervisory Board has ruled that when a new member is needed for the Executive Board, applications should be sought from within SAP and from outside, and that the shortlist should be 50% women if possible. When it decides whom to appoint, the strengths and performance of the candidates will still be more important than their sex. Another long-term aim of the diversity policy for company leadership appointments mentioned above is to build a diverse pool of potential candidates for future Executive Board vacancies.

34      To Our Shareholders

As reported above, the Supervisory Board has defined concrete objectives to promote diversity in its own membership and achieve an appropriate percentage of women members, as envisioned in the second paragraph of section 5.4.1 in the Code.

DECLARATION OF IMPLEMENTATION PURSUANT TO THE GERMAN STOCK CORPORATION ACT, SECTION 161

Every year, the Supervisory Board and Executive Board issue a declaration stating whether SAP has implemented and is following the Code’s recommendations, and identifying any recommendations that the Company has not followed — with an explanation of why it has not done so. The declaration of implementation that we filed on October 29, 2011, is online at www.sap.com/corporate-en/investors/governance/statutes/ declarationofimplementation.epx. Implementation declarations published in previous years are also available on this website, and links are provided to current and previous versions of the Code. The current declaration of implementation is also included in the corporate governance statement published on SAP’s website at www.sap.com/corporate-en/investors/ governance/statement/index.epx.

As reported in the declaration of implementation, we follow all but three of the 90 recommendations in the current Code. As provided in the German Stock Corporation Act, section 161 (1), sentence 1, the exceptions are fully reasoned in our declaration of implementation, and we also set them out here as recommended in section 3.10, sentence 2, of the Code:

¡

We do not follow the recommendation in section 3.8 of the Code. In this section, the Code recommends that if a company takes out directors’ and officers’ liability (“D&O”) insurance for its supervisory board members, a deductible should be agreed. We do not believe that the motivation and responsibility that the members of the Supervisory Board bring to their duties would be improved by such a deductible element. For this reason we do not intend to change the D&O insurance policies to include a deductible for Supervisory Board members.

¡

We do not follow the recommendation in section 4.2.3, paragraph 4, of the Code. Here the Code recommends that executive board appointment contracts should not provide for severance pay, including additional benefits, on premature termination without just cause (in other words, termination by agreement), of more than two times annual compensation or more than the compensation for the remaining term of the contract. We do follow the recommendation in the fifth paragraph in section 4.2.3 of the Code that severance pay be capped in a change of control. However, we do not believe it would be practicable to conclude Executive Board member contracts that cap severance pay in cases of premature termination by agreement. To agree such a cap from the outset would be contrary to the spirit of the Executive Board contract, which is normally concluded for a fixed term and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find such a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. Also, an agreement in this respect that had been concluded in advance might not make adequate provision for the particular facts and surrounding circumstances that later actually give rise to the premature ending of an Executive Board member’s work. However, we will follow the thinking behind the recommendation insofar as that, in the event of premature termination of an Executive Board member’s contract by agreement, we will continue our past practice of negotiating severance pay that is reasonable.

¡

We do not follow the recommendation in the second paragraph of section 5.1.2 in the Code that an age limit be set for executive board members. We do not set any age limits for members of the Executive Board because this would be a general restriction on the Supervisory Board in its choice of suitable Executive Board members, and we prefer not to regard people over a set age limit as generally unsuitable for Executive Board membership.

CODE SUGGESTIONS

With one exception, we voluntarily follow all 16 suggestions in the current Code. As in previous years, we have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success as suggested in the second sentence in the second paragraph of section 5.4.6 in the Code. We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation. Rather, variable compensation at SAP is linked to the dividend and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities.

Corporate Governance Report      35

CORPORATE GOVERNANCE STATEMENT

The Executive Board published our corporate governance statement pursuant to the German Commercial Code, section 289a, on February 22, 2012. That section provides that companies can publish the corporate governance statement either as part of their annual report or on their website. It must include the current declaration of implementation pursuant to the German Stock Corporation Act, section 161, certain information on corporate governance practices, and an account of how the Executive Board and the Supervisory Board work, who sits on which Supervisory Board committees, and how those committees work. The current declaration of implementation is also included in the corporate governance statement published on SAP’s website at www.sap.com/corporate-en/ investors/governance/statement/index.epx.

CODE OF BUSINESS CONDUCT

SAP’s corporate governance includes our Code of Business Conduct for employees and members of the Executive Board. The Code of Business Conduct expresses the high standards that we require from our employees and Executive Board members and sets out the main principles that guide our business conduct toward customers, business partners, and shareholders. We see our Code of Business Conduct as the standard for our dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation. A compliance team reporting to our general counsel monitors worldwide compliance with our Code of Business Conduct and other policies applying within the Group. It regularly reviews these internal policies, revises them if necessary, and delivers related employee training.

THE WORK OF THE EXECUTIVE AND SUPERVISORY BOARDS

The Executive Board and Supervisory Board cooperate closely for the benefit of the Company. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of business planning and performance, including any deviations of actual business performance from plan, the risk situation, and risk management. We provide our shareholders with in-depth information about how the Executive and Supervisory Boards work, how the Supervisory Board committees are composed, and how these committees work, in our corporate governance statement. For more information about the joint work of the Executive and Supervisory Boards and about the work of the Supervisory Board and its committees in 2011, see the Report of the Supervisory Board in this annual report.

APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS

As noted above, SAP is an NYSE-listed company and is therefore subject to certain U.S. financial legislation (including among others the Sarbanes-Oxley Act) and to the applicable SEC and NYSE regulations. Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, and other Sarbanes- Oxley Act requirements, including conducting an annual audit of our internal control over financial reporting, we comply with those of the corporate governance standards codified in the NYSE Listed Company Manual, section 303A, that bind non-U.S. companies. The section 303A standards that apply to SAP include the requirement to have an audit committee composed of members who are independent in the meaning of the Sarbanes-Oxley Act and related requirements concerning reporting to NYSE. In accordance with the SEC and NYSE corporate governance rules, we have also published, at Item 16G in our annual report on Form 20-F, a report on the significant differences between the NYSE corporate governance rules and the German corporate governance rules, which we apply. We publish our annual report on Form 20-F on our website at www.sap.com/corporate-en/investors/reports/2007-2011 in English only.

TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS

Our shareholders can obtain full and timely information about SAP on our website and can access current and historical Company data. Among other information, we post all of our financial reports, all relevant news about the Company’s governing bodies and their corporate governance documentation, information requiring ad-hoc (current) disclosure, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a. Shareholders and the public are able to watch a live broadcast of the entire Annual General Meeting of Shareholders on the Internet. They can vote their shares at the meeting or instruct a proxy of their choice or one of the proxies provided for that purpose

36      To Our Shareholders

by SAP. Since 2011, our shareholders have also been able to participate in the Annual General Meeting of Shareholders on the Internet and to vote their shares by postal ballot. The details are in the invitation to the Annual General Meeting of Shareholders. All of the documentation relating to the Annual General Meeting of Shareholders is posted in good time on SAP’s website at www.sap.com/AGM.

FINANCIAL ACCOUNTING, RISK MANAGEMENT, AND INTERNAL CONTROL

The May 2011 Annual General Meeting of Shareholders appointed KPMG to audit the Company’s financial statements. We prepare the SAP AG financial statements in accordance with the German Commercial Code and our consolidated financial statements in accordance with IFRSs. We prepare a management report, as required by the German Commercial Code, and the Form 20-F annual report in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board approves the SAP AG financial statements, the consolidated financial statements, and the management report.

In addition to our annual financial statements, we also prepare quarterly reports for the first, second, and third quarters. Our quarterly reports comply with the German Securities Trading Act and are submitted to the Audit Committee of the Supervisory Board before they are published.

In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. To meet them, our global risk management system supports risk planning, identification, analysis, handling, and resolution. We maintain standard documentation of all our internal control structures and continually evaluate their effectiveness. As a company listed on the NYSE, we instruct our auditor, KPMG, to conduct an annual audit of our internal control over financial reporting in accordance with the requirements of the U.S. Sarbanes-Oxley Act, section 404. The audit as at December 31, 2011, confirmed that our internal control is effective. In compliance with the reporting obligations under the German Commercial Code, sections 289 (5) and 315 (2) (5), the SAP AG management report contains comprehensive information about the principal features of the internal control and risk management structure for SAP AG and consolidated financial reporting.

EXECUTIVE BOARD AND SUPERVISORY BOARD COMPENSATION

The Code recommends that certain details of executive and supervisory board member compensation and share ownership, share options, and similar share-based incentives be included in the corporate governance report or in the compensation report as part of the corporate governance report. These details, as well as the legally required information about Executive and Supervisory Board members’ compensation, are all available in the compensation report. The compensation report is an integral part of the audited management report and is also part of this corporate governance report. The Supervisory Board has approved the management report, including the compensation report, and adopted the compensation report’s content for the purpose of corporate governance and compensation reporting as required by the Code.

SHARE-BASED PLANS FOR EMPLOYEES

Section 7.1.3 in the Code recommends that information be provided in the corporate governance report about share option plans and similar share-based incentive plans for employees. In fulfillment of this recommendation we refer to the Notes to the consolidated financial statements, Note (28) section.

Corporate Governance Report      37

Report by the Supervisory Board

HASSO PLATTNER

Chairman of the Supervisory Board

Dear Shareholders,

SAP performed much more strongly than the market expected in 2011. In its best year ever, the Company revenue growth was impressive, with double-digit percentages in all regions. There was a pleasing gain in operating margin, and the Company captured additional market share.

Profit after tax increased 90% compared with 2010. Part of that increase resulted from a development in the litigation brought by Oracle concerning TomorrowNow. The court reduced the damages awarded against SAP, enabling the Company to reduce the provision it records for the lawsuit from US$1.3 billion to US$272 million, contributing €444 million to the rise in profit after tax.

SAP continued to pursue the product strategy it devised in 2010. Central to this strategy is the Company’s high-performance analytic application SAP HANA. With its advanced in-memory technology, it is the foundation for a new generation of solutions that were previously not thought possible.

The Company shipped its first products based on SAP HANA, which enables massive amounts of data to be analyzed rapidly. That helps customers respond directly to changes in their business environment. In the medium term, SAP HANA will be the technology behind all SAP solutions. Generating €160 million in revenue in 2011 alone, SAP HANA made a significant contribution to the Company’s success.

Building on its strategy, SAP will focus on five strategic market categories: Applications, Analytics, Mobile, Cloud, and Database and Technology. These five categories represent the end- to-end business software stack. Each will benefit from the innovation SAP HANA brings. The objective is to offer a working environment that is fast and meets the specific needs of every SAP customer.

This means providing business applications that deliver the best possible business processes to companies and other organizations. SAP’s traditional enterprise applications business remains a fundamental part of its product strategy, as the Company’s decision in 2011 to extend maintenance of SAP Business Suite through 2020 shows.

In the analytics category, SAP customers now have even more ways to analyze their data. Reliable analyses enable companies to respond quickly to changing business conditions. SAP HANA

38      To Our Shareholders

comes into its own in this segment, as more and more SAP programs analyze data in seconds and deliver reliable insights at the push of a button.

Mobile, which enables employees to connect to their company’s systems, is another element to SAP’s strategy. In early 2011, Sybase, an SAP company, provided the new mobile platform for SAP applications. Since then, a great many individual applications have been developed that can be used on mobile devices, such as smartphones and tablet computers. Demand was so great that our revenue in this field was €110 million higher than budgeted. It is the younger generation of workers that is driving the demand for simple products that enable them to work anytime and anywhere.

SAP is also well placed in the cloud category, which enables customers to access the services they require over the Internet. By the end of 2011, over 1,000 companies had chosen the SAP Business ByDesign solution, so SAP met its target of reaching one thousand customers. SAP’s recent acquisition of U.S. cloud computing specialist SuccessFactors will enable SAP to significantly increase its market share in this segment. SuccessFactors is a leading provider of cloud solutions for human capital management. Its solutions already have in the region of 15 million users.

The SAP teams working in the field of database and technology help ensure that SAP products can be integrated and that they function together. New developments in the technology framework are designed so that customers can install our innovations without disrupting their business at all. The SAP HANA appliance with its integrated database engine can accelerate and streamline all processes in which large volumes of data are analyzed. SAP NetWeaver Business Warehouse powered by SAP HANA was launched in the fall of 2011 to address this need. In this way, SAP makes complex IT infrastructures much simpler.

The five categories govern SAP’s global strategy. Regarding its regional strategy, SAP will be expanding its investment in the markets of the future, such as China and Russia, to secure sustained growth there through innovative technologies.

None of the success SAP achieved over the year would have been possible without the enormous commitment of the employees. A recent survey indicates that many more of SAP’s employees are happy in their work and with their employer again, and that the Executive Board has regained their confidence. The Company’s current drive for greater workforce diversity aims to increase the percentage of women in leadership positions and strengthen overall employee satisfaction.

As ever, the Supervisory Board relies on in-depth and cooperative dialogue with the Executive Board to efficiently organize and perform our duties, particularly in an economic environment that remains challenging. That is why this report starts by explaining the ongoing close partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.

COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS

In 2011, we discharged the duties imposed on us by the law and by the Company’s Articles of Incorporation. We were continuously consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of management. We monitored the Executive Board’s management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In addition, the Executive and Supervisory Boards consulted on the Company’s strategic orientation and regularly discussed progress in implementing strategy. We were involved whenever the Executive Board made decisions of fundamental importance to SAP.

The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. Those reports chiefly concerned the Company’s plans, its business performance, the risk situation, risk management, compliance, and transactions of special significance for SAP. The Executive Board also indicated when the Company’s business deviated from the plans and targets and explained these deviations.

Report by the Supervisory Board      39

The content and scope of the Executive Board’s reports fully met the requirements that the Supervisory Board had placed on them. Besides these reports, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of the categories of transactions for which the Executive Board must obtain the Supervisory Board’s consent. The Supervisory Board keeps the list under constant review to see if it requires amendment. It was most recently amended in 2011. The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, focusing on the benefits, risks, and other effects of each transaction. The Supervisory Board agreed to all transactions for which its consent was sought by the Executive Board.

The Executive Board also kept the chairperson of the Supervisory Board fully and continuously informed between meetings of the Supervisory Board and its committees. For example, the co-CEOs and the chairperson of the Supervisory Board met regularly to discuss SAP’s strategy, current progress in business, risk management, and other key topics and decisions that arose. The Supervisory Board chairperson was informed without delay of important events that were significant for assessing SAP’s situation and progress or for the management and governance of the Company.

SUPERVISORY BOARD MEETINGS

There were four ordinary meetings and two extraordinary meetings of the Supervisory Board in 2011. With the exception of resolutions that were adopted by circular correspondence vote, the resolutions of the Supervisory Board were adopted at the meetings. A matter of major importance in the Supervisory Board’s deliberations was the litigation brought by Oracle concerning TomorrowNow and the related U.S. Department of Justice (DOJ) criminal investigation. We report on those subjects in a separate summary below. The Supervisory Board also discussed the following other topics and, where necessary, made resolutions:

Meeting in February

The first matter we discussed at our February 10, 2011, meeting was the TomorrowNow litigation and related DOJ investigation. For more information, see the TomorrowNow Litigation section.

Then the Executive Board reported to us about progress in the implementation of the Company’s strategy for the period to 2015 in the light of the competitive situation. The goal of significantly widening SAP’s addressable market is to be achieved by concentrating on in-memory technology and mobile and cloud solutions. Analytics is also an important growth market. The Executive Board reported on the successful beginning of the strategy for 2015, for example that SAP HANA, a product based on in-memory technology, had already been delivered to early customers, that analytics had been highly successful in 2010, and that the Sybase mobile solutions were exceeding all expectations. It also reported that it was aiming for at least one thousand customers for the SAP Business ByDesign solution in 2011. The Executive Board highlighted the fact that in terms of software revenue, the final quarter of 2010 had been SAP’s best ever quarter. Based on its operational plan for 2011, which the Executive Board presented in detail, we agreed the 2011 budget presented by the Executive Board, including the 2011 capital expenditure budget and liquidity plan.

We then received and discussed a report from the Compensation Committee concerning target achievement under STI 2010, the variable short-term incentive element of Executive Board compensation for 2010. We determined the payouts for Executive Board members entitled under the plan by considering achievement against the contractual targets and the discretionary element. We discussed financial measures for the 2011 short-term incentive element based on key performance indicators or KPIs, their relative weighting, and ambitious STI target numbers. Final decisions on the Executive Board compensation package for 2011 and the external opinion to test for appropriateness were reserved for the March meeting. At the

40      To Our Shareholders

recommendation of the Compensation Committee, we resolved to close the Executive Board incentive plan initiated in 2006, with effect from the end of 2010 and without any payout.

The corporate governance officer presented his annual report to us, in which he stated that he had not identified any breaches of the applicable rules in 2010. The capital market compliance officer also submitted his annual report. We also resumed our deliberations on the subject of diversity. At the recommendation of the Compensation Committee, we resolved that when a new member is needed for the Executive Board, applications should be sought from within SAP and from outside, and that the shortlist should be 50% women if possible. When we decide whom to appoint, the strengths and performance of the candidates would still be more important than their sex. In addition, our Executive Board presented its diversity policy for company leadership appointments. The new policy aims to increase the percentage of women in leadership and, in the longer term, to develop a more diverse range of talented candidates for positions on the Executive Board. However, it does not envision any strict or binding quota of women, nor will a woman automatically be preferred where there is more than one equally suitable candidate. The Supervisory Board noted and accepted the policy, and we asked the Executive Board to report to us regularly on diversity in the future.

The Compensation Committee, the Technology and Strategy Committee, the Audit Committee, and the Finance and Investment Committee reported to us on their meetings. The Compensation Committee reported on its deliberations concerning matters that had been discussed by the Supervisory Board earlier in this meeting. The Technology and Strategy Committee reported on a well-explained presentation it had been given about the technology, uses, and potential of the SAP HANA platform. Then the Committee gave us an account of its discussions concerning the SAP Business ByDesign solution. The Supervisory Board afterwards agreed that ease of use was crucial and should be constantly improved. The Audit Committee described progress on the 2010 financial statements and reported that it had discussed the focus areas for the 2011 audit. The Committee then reported on its deliberations concerning corporate governance policies at Sybase. The Finance and Investment Committee updated us on the integration of Sybase and the current situation regarding all of the acquisitions made in the period 2008 to 2010. It also told us about its deliberations on venture capital activities.

Meeting in March (Meeting to Discuss the Financial Statements)

At its March 18, 2011, meeting, the Supervisory Board focused principally on the documents concerning SAP AG’s 2010 financial statements and the consolidated financial statements, the audits conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board’s proposed resolution on the appropriation of retained earnings for 2010. The Audit Committee reported, among other things, on the form and scope of its examination of the documents relating to the financial statements and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the audit, the results of the audit, and its discussions about them at the two preceding meetings of the Audit Committee. The auditor then discussed the results with the Supervisory Board and answered our questions. The Supervisory Board approved the audit. There were no findings from our own examination, so we gave our consent to the financial statements for 2010. We checked and endorsed the Executive Board’s proposal concerning the appropriation of retained earnings. In addition, we agreed our proposed resolutions for the agenda of the May 2011 Annual General Meeting of Shareholders. We adopted a proposal to the Annual General Meeting of Shareholders concerning the election of an auditor for 2011 that followed the recommendation of the Audit Committee.

A further item on the agenda at this meeting was a report on the business forecast for the first quarter of 2011. We gave our consent for various transactions between SAP and individual Executive and Supervisory Board members. Individual members concerned were excluded from the deliberations on and decisions in their respective cases, as required to preclude any conflicts of interest. We consented to the conclusion of a directors’ and officers’ liability (D&O) insurance policy for the period

Report by the Supervisory Board      41

April 1, 2011, to March 31, 2012, for Supervisory Board and Executive Board members and other senior managers in the Group. We merged the General Committee and the Compensation Committee with immediate effect and chose the members of the new General and Compensation Committee.

We followed a recommendation from the Compensation Committee in setting the overall compensation package for the Executive Board and the compensation packages of the individual Executive Board members for 2011 that meet the requirements of the law concerning, among other things, appropriateness. The package as a whole and the fixed salary elements were not changed. An opinion had been obtained from an external compensation consultant to confirm the appropriateness of the compensation. We set the terms for the 2011 short-term, medium-term, and long-term incentive elements (STI, MTI, and LTI).

The Compensation Committee and the Audit Committee reported on their recent meetings. The Compensation Committee told us about its discussions and recommendations concerning 2011 Executive Board compensation. The Audit Committee reported to us on all of the matters for which it was responsible in relation to the 2010 financial statements. The Technology and Strategy Committee and the Finance and Investment Committee gave an account of their joint meeting the previous day and the preparatory work they had done for it. At that meeting, the two Committees had discussed strategic acquisition planning at SAP, the current acquisition process, and potential acquisition targets. Finally, we deliberated on the TomorrowNow litigation. For more information, see the TomorrowNow Litigation section.

Extraordinary Meeting in July

Accepting a recommendation from the General and Compensation Committee, we resolved at an extraordinary meeting on July 6, 2011, to extend the terms of office of the two co-CEOs, Bill McDermott and Jim Hagemann Snabe, as members of the Executive Board by five years commencing July 1, 2012. Also on the recommendation of the General and Compensation Committee, we extended Gerhard Oswald’s term on the Executive Board to include the period January 1, 2012, to June 30, 2014. In this connection, we resolved to increase the age limit for Executive Board members.

Meeting in July

The first matter we discussed at our July 7, 2011, meeting was again the TomorrowNow litigation and related DOJ investigation. For more information, see the TomorrowNow Litigation section. Other focus items were business in the second quarter of 2011, an assessment of the first half of the year, forecasts for the second half of the year, and plans for the future based on the Group’s medium-term strategy for the period to 2015. The Executive Board reported to us about the results from the various lines of business, SAP’s general competitive position, and positive feedback about SAP’s current products received from customers at the SAPPHIRE NOW events. We discussed the potential of the Company’s SAP BusinessOne, SAP Business ByDesign, and SAP HANA products in depth.

The Executive Board reported to us on its revision of SAP’s internal processes and structures, highlighting the Run Better Together initiative, which aims to strengthen customer focus and reduce tiers of management. At this meeting, we approved the appointment of several new corporate officers of the SAP Group. We also resolved that the appointment of new corporate officers of the SAP Group should be removed from the list of transactions requiring Supervisory Board consent. We adopted a set of Rules of Procedure for the General and Compensation Committee. The Supervisory Board endorsed the terms agreed with Angelika Dammann for her retirement from the Executive Board and from her post as labor relations director and the termination of her Board appointment contract. We appointed Werner Brandt acting labor relations director. On the basis of a report from the Executive Board, we gave our consent to the conclusion of a contract in which the Company would pay former Executive Board member Peter Zencke for the right to use lecture materials he had developed about the SAP Business ByDesign solution. SAP has put these and other materials at the disposal of universities in the SAP University Alliance for teaching purposes.

42      To Our Shareholders

We received reports from the Audit Committee, the General and Compensation Committee, and the Technology and Strategy Committee on the work they had done at their meetings. The Audit Committee reported on ordinary business. The General and Compensation Committee reported that it was considering adding a new long-term incentive element to the Executive Board compensation package and advised us that it would present a proposal at our October meeting. In this connection, the Supervisory Board noted and approved the Committee’s plan to take advice from an external compensation consultant. The General and Compensation Committee also reported its decision to approve the issue to beneficiaries of up to 4,186,516 treasury shares by February 28, 2012, to satisfy rights attaching to convertible bonds and share options under share-based payment programs. The Technology and Strategy Committee reported on its discussions concerning successes in selling SAP Business ByDesign and on the positive way SAP cloud products had been received by customers at the 2011 SAPPHIRE NOW events. The Committee also presented a detailed process plan for company acquisitions.

After the meeting, Willi Burbach told us he was resigning from the Supervisory Board with effect from August 7, 2011.

Resolution Adopted by Correspondence in August

At the recommendation of the General and Compensation Committee, in August 2011 we adopted by our circular correspondence procedure a resolution concerning the terms under which Angelika Dammann’s Executive Board appointment contract would be terminated.

Meeting in October

At its meeting on October 13, 2011, the Supervisory Board first deliberated on the TomorrowNow litigation. For more information, see the TomorrowNow Litigation section. Then we received and discussed in detail a report from the General and Compensation Committee proposing that Executive Board compensation be restructured for 2012 through 2015. We had commissioned advice from a compensation consulting firm, Hostettler Kramarsch & Partner GmbH (hkp), analyzing executive board compensation at all of the DAX component companies and inside directors’ compensation at SAP’s main competitors in the United States (which is also relevant in view of the strongly competitive international context) and relating that information to Executive Board compensation at SAP from a competitive perspective. After thorough discussion, we resolved to follow the recommendation of the General and Compensation Committee and, with effect from 2012, replace the Executive Board compensation package then in place with a new, more competitive package that will better serve the Company in achieving the ambitious plans for growth at the heart of its strategy for the period to 2015 and will reward Executive Board members’ long-term commitment. The new package has three component elements instead of the four of the past. Executive Board members will still receive a fixed salary. They will also still have a variable short-term incentive (STI) element, which will, as in the past, reward performance from year to year. However, the long-term incentive component has been completely redesigned and is now called LTI Plan 2015. The annually awarded medium-term incentive element will be discontinued; the portion of annual compensation that it represented will be subsumed into the variable STI and LTI elements. LTI Plan 2015 is designed to ensure that total compensation is competitive. For more information about the new compensation package, see the Compensation Report section.

We set the objectives for each Plan year under LTI Plan 2015. We reserved for subsequent resolution the LTI allocations for individual members of the Executive Board (including the related decision about the appropriateness of individual Executive Board members’ compensation), approval of the detailed contract terms for the LTI Plan 2015 (which were still being drafted), and the KPI target values (and their relative weighting) for the 2012 STI element. We decided that the LTI Plan 2015 terms should definitely make provision for Supervisory Board discretionary powers to make amendments in exceptional circumstances. Finally, as a necessary consequence of the new package, we reversed the decision we had made at our meeting on July 6, 2011, that increased the variable compensation of the two co-CEOs under the previous arrangements.

Report by the Supervisory Board      43

We then discussed business in the third quarter and the forecast for the fourth quarter of 2011, and compared them with data for key competitors. Members of the Executive Board reported to us on the Company’s medium-term revenue goals and the measures needed to achieve them under their strategy for the period to 2015. The Executive Board remarked that in-memory technology and the mobile and cloud solutions would play an especially significant part in the Company’s marketing efforts. They added that SAP’s new cloud strategy includes the option of making acquisitions.

We accepted and welcomed an Executive Board report on its specific strategy for the Chinese market in the period to 2015. The Executive Board reported to us about progress both on the integration of Sybase and on the program for developing leadership talent. The Executive Board also shared with us its thoughts on converting SAP AG to a European company (SE), an idea it supports in principle, but which it does not wish to act on in 2012 in view of other more pressing strategic projects. We did not make any decision on the matter. The Supervisory Board approved the Executive Board’s decision to issue 101,397 new shares from authorized capital to employees participating in the global SAP Share Matching Plan 2011. We resolved to amend the Articles of Incorporation to reflect the capital increase in accordance with that decision and to reflect the capital increase made from contingent capital during the year.

In agreement with the Executive Board, the Supervisory Board adopted, for regular publication in October, the annual declaration of implementation of the German Corporate Governance Code (the “Code” in this report) pursuant to the German Stock Corporation Act, section 161. The Supervisory Board determined that it has a sufficient number of independent members among the members elected by the shareholders. Some Supervisory Board members currently had business dealings with SAP or held senior positions in companies that currently had business dealings with SAP, or had done so in the course of the year. SAP’s business dealings with them, which were not material to SAP, were at arm’s length. In our view, those business dealings did not affect the independence of the Supervisory Board members concerned. Specially designed questionnaires were sent to Supervisory Board members in September 2011 in connection with the regular review of the efficiency of the Supervisory Board’s activities pursuant to section 5.6 of the Code. Ahead of the meeting, we had received a written copy of the Supervisory Board chairperson’s analysis of the results of the survey concerning the efficiency of the work of the Supervisory Board and its committees. We discussed his analysis at the meeting. We elected Panagiotis Bissiritsas to the Technology and Strategy Committee to replace Willi Burbach, who had resigned from the Supervisory Board. At the request of the Executive Board, we agreed to increase the 2011 investment budget, which we had approved at the February meeting, by €70 million to a total of €476 million.

We received reports from the General and Compensation Committee, the Technology and Strategy Committee, and the Audit Committee on the work they had done at their meetings. The General and Compensation Committee reported on its deliberations concerning compensation for Executive Board members and the German Corporate Governance Code declaration of implementation, which were both subsequently discussed by the Supervisory Board. On the recommendation of the Committee, the Supervisory Board then resolved to continue paying contributions for Gerhard Oswald’s (contributions-based) benefits plan, accorded him by SAP AG, until June 30, 2014, the new end date of his Executive Board appointment contract as extended on July 6, 2011. The Committee reported to us on progress toward the appointment of a new chief human resources officer.

The Technology and Strategy Committee reported on mobile solutions. It also reported on progress in the implementation of the Company’s strategy for the cloud and on various possible ways to gain a significantly greater share of that market.

The Audit Committee gave us an account of its deliberations concerning the 2011 third-quarter interim statements and in particular that it had discussed and tested the revised provision for the TomorrowNow litigation. Topics also included the effectiveness of SAP’s internal controls, which remains high, and confirmation that the internal audit and compliance services

44      To Our Shareholders

function properly. As a matter of good practice, it was decided to make compliance a focus of the Committee’s work in 2012. The Committee also reported that it had discussed inviting tenders from potential candidates for election as the Company’s auditor for future years. Following that report, we discussed the main points of a possible invitation.

Extraordinary Meeting in December

At our extraordinary meeting on December 3, 2011, members of the Nomination Committee reported on their talks with a potential female candidate for election to the Supervisory Board as a shareholder representative. The next elections will be at the Annual General Meeting of Shareholders in 2012. At the recommendation of the Nomination Committee, the shareholder representatives on the Supervisory Board resolved to endorse her candidacy for election at the Annual General Meeting of Shareholders on May 23, 2012.

Next, we discussed in depth the preparation and terms of SAP’s tender offer to the shareholders of SuccessFactors Inc., a company headquartered in San Mateo, California, in the United States. SuccessFactors is a market leader in cloud-based human capital management solutions. The Executive Board informed us in detail about the benefits of the proposed acquisition. The members of the Executive Board remarked that the proposed acquisition could materially accelerate implementation of the Company’s cloud strategy and strengthen SAP’s position as a provider of cloud solutions, platforms, and infrastructure. They explained how the acquisition fitted into that strategy. They also discussed with us their valuation of Success- Factors and their justification of the planned tender offer price based on a fairness opinion, the internal and external finance requirements, their strategy and schedule for integrating the businesses, the opportunities the acquisition brought, and the risks it entailed. After conclusion of the acquisition, Lars Dalgaard would head SAP’s cloud business and remain chairperson of SuccessFactors. Next, the Finance and Investment Committee reported that it had met immediately before our meeting to examine and discuss in depth the documents relating to the SuccessFactors acquisition, especially the timeline and the due diligence reports. The Committee recommended that we approve the acquisition of SuccessFactors. After discussing the matter thoroughly, the Supervisory Board authorized the Executive Board to conclude through SAP America Inc. a tender offer agreement with SuccessFactors to purchase all of the shares of SuccessFactors. We authorized the Executive Board to finance part of the purchase price with a credit on the terms it described to us. We approved the proposed additional internal funding arrangements, which also involved other SAP subsidiaries, required to implement the acquisition. In anticipation of the acquisition, we provisionally amended the LTI Plan 2015 objectives that we had agreed at our meeting in October.

Resolution Adopted by Correspondence in December

At the recommendation of the General and Compensation Committee, in August 2011 we adopted by our circular correspondence procedure a resolution concerning the terms under which Angelika Dammann’s Executive Board appointment contract would be terminated. Early in January 2012, we adopted a final resolution, moved using the circular correspondence procedure in December 2011, concerning each Executive Board member’s compensation package effective commencing 2012, taking into account an opinion on the appropriateness and ambition of the package prepared by compensation consulting firm hkp and a legal opinion concerning new package contracts prepared by attorneys Allen & Overy. In the same circular correspondence, we adopted a motion confirming the appropriateness of each Executive Board member’s compensation, confirming the LTI Plan 2015 terms, and setting the objectives (and their relative weighting) for the 2012 STI element. We set the target values (and their relative weighting) for the 2012 STI element at our first scheduled meeting in 2012.

TomorrowNow Litigation

In 2011, the Supervisory Board again discussed in detail the progress of the TomorrowNow litigation and the related DOJ criminal investigation, with advice from our own counsel. We regularly received reports from our counsel about progress on the investigation we commissioned from them in November 2010 as to whether there had been any breaches of duty by Executive Board members in the TomorrowNow matter. At its meeting on February 10, 2011, the Supervisory Board focused on the post-trial motions concerning the November 23, 2010,

Report by the Supervisory Board      45

verdict and on the Company’s position in the DOJ investigation, about which the U.S. counsel instructed by the Supervisory Board gave a detailed presentation. We also discussed the stay of execution of the verdict and adopted resolutions concerning the financing of a bond for the judgment debt. The counsel we had commissioned to investigate whether any former or serving Executive Board members had committed any breach of their duties to the Company reported to us their interim findings, which were that nothing had yet come to light implicating Executive Board members in any such breach. In a telephone conference meeting on April 21, 2011, the Special Committee deliberated on the draft of a plea agreement with the DOJ. The U.S. counsel gave a detailed presentation at the meeting. The Special Committee and the Company’s general counsel reported to us at our July 7, 2011, meeting on the state of the plea negotiations with the DOJ at that time. On the basis of their advice, we delegated to the Special Committee the power to make decisions on our behalf concerning the Supervisory Board’s approval, which the Executive Board required before concluding a plea agreement. We again deliberated on the stay of execution of the verdict, and amended the resolutions we had adopted at our meeting in February concerning the financing of a bond for the judgment debt to reflect further negotiations that had in the meantime been conducted with Oracle. At the Supervisory Board meeting on October 13, 2011, the Company’s general counsel reported to us the September 2011 decision of the United States District Court for the Northern District of California to reduce the damages awarded by the jury from US$1.3 billion to US$272 million and the court’s denial of Oracle’s motion for certification for interlocutory review of the decision. We also received a report concerning an agreement with the DOJ that ended the criminal investigation. At this meeting, we also received a further update on the investigation into whether there had been any breach of duty by Executive Board members. Up to October, there had been no change to the situation described by counsel in the interim report presented in March: The further investigations since March 2011 had not brought to light anything implicating former or serving Executive Board members in any breach of their duties to the Company.

THE WORK OF THE SUPERVISORY BOARD COMMITTEES

The Committees made a key contribution to the work of the Supervisory Board and reported on their work to us. The Committees that met or acted were the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, the Technology and Strategy Committee, the Nomination Committee, and the Special Committee. By resolution of the Supervisory Board on March 18, 2011, the General Committee and the Compensation Committee were merged to become the General and Compensation Committee, which was likewise active during the reporting year.

The duties of the General and Compensation Committee, which has six members, include (among other responsibilities) coordinating the Supervisory Board’s work (a task previously performed by the General Committee prior to the merger) and dealing with corporate governance matters. It also carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, particularly with regard to the Executive Board compensation package and compensation amounts (a task previously performed by the former Compensation Committee). It deliberates on near-, medium-, and long-term plans for Executive Board membership and it identifies and shortlists potential candidates for membership. It is also responsible for concluding, amending, and terminating the appointment contracts of Executive Board members. Its chairperson is Hasso Plattner, who was the chairperson of both the General Committee and the Compensation Committee prior to their merger.

The Finance and Investment Committee, with four members, is responsible for matters related to financing and acquisitions as well as for strategic and venture capital investments. Its chairperson is Wilhelm Haarmann.

46      To Our Shareholders

The Audit Committee is responsible for matters relating to financial reporting and auditing as well as for monitoring the Company’s internal control, risk management system, internal audit service, and compliance. It has four members. The Committee is chaired by Erhard Schipporeit, who for many years was the chief financial officer of a DAX company that is also listed on the NYSE and therefore qualifies as an independent financial expert in the meaning of the German Stock Corporation Act, section 100 (5), and the equivalent U.S. provisions.

The Technology and Strategy Committee, which has nine members, regularly reviews SAP’s company and product strategy with regard to the development and deployment of technologies and software. It advises the Executive Board on technological and strategic decisions and on planned investments in research and development. It also monitors strategy execution. The Committee monitors all key trends on the market that are relevant to SAP’s software and services, and assesses which technologies will be needed to maintain and improve SAP’s leading position. Hasso Plattner chairs this Committee.

German law requires a Mediation Committee, but it only meets to make personnel proposals where there is not the required two-thirds majority on the Supervisory Board for an Executive Board member’s appointment or dismissal. The SAP Mediation Committee has never yet needed to meet.

We have a Nomination Committee, as recommended in the German Corporate Governance Code. It is composed solely of shareholder representatives. Its task is to define the requirements for SAP Supervisory Board members and suggest suitable candidates for nomination for election at the Annual General Meeting of Shareholders. The Nomination Committee has three members and is chaired by Hasso Plattner.

The Special Committee of the Supervisory Board is tasked with coordinating and managing the Supervisory Board’s external legal counsel concerned with the investigation and analysis of the facts in connection with the TomorrowNow litigation brought by Oracle. It has six members. Hasso Plattner also chairs this Committee.

For more information about the Supervisory Board committees and their memberships, visit SAP’s website at www.sap.com/corporate-en/investors/governance/ supervisory.

During 2011, the Committees focused on the following topics:

¡

The General Committee held one meeting in 2011 prior to its merger with the Compensation Committee. The meeting was in March 2011, and it considered and approved the merger of the General and Compensation Committees.

¡

The Compensation Committee held two regular meetings in 2011 prior to its merger with the General Committee. Among other matters, it determined target achievement levels under the short-term incentive plan and discussed Executive Board compensation for 2011 and its appropriateness as well as appointments policy to increase the percentage of women on the Executive Board in the future.

¡

The General and Compensation Committee held four regular meetings. In addition, in August 2011 it approved by the circular correspondence procedure the contract termination agreement of former SAP Executive Board member Angelika Dammann. At its July 2011 meeting, the Committee prepared the Supervisory Board’s decisions to extend the appointments of Executive Board members Bill McDermott, Jim Hagemann Snabe, and Gerhard Oswald. At this meeting, it also resolved to use treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options granted to employees in share-based compensation plans. It discussed the rules of procedure that it would propose to the Supervisory

Report by the Supervisory Board      47

Board. At its meeting on July 28, 2011, the Committee discussed the appointment of a new chief human resources officer following Angelika Dammann’s departure. At further meetings in September and October 2011, the Committee discussed Executive Board compensation from 2012. At the October meeting, the Committee resolved to propose to the Supervisory Board a new compensation package, to commence in 2012. This meeting also discussed the chief human resources officer post, which was still vacant at the time. The Committee discussed the Company’s implementation of the recommendations in the German Corporate Governance Code, and prepared the Supervisory Board’s decisions with respect to submission of the implementation declaration and determination of the independence of Supervisory Board members. The Committee resolved to propose to the Supervisory Board that it grant Executive Board member Gerhard Oswald benefits plan contributions until June 30, 2014, the expiration date of his extended Executive Board appointment contract signed in July 2011.

¡

The Finance and Investment Committee met six times and adopted one resolution by circular correspondence. At its meetings, the Committee discussed the integration of Sybase, received reports concerning other acquisitions in 2010, received updates on the current situation regarding all of the acquisitions made in the period 2008 to 2010, and analyzed SAP’s venture-capital activities and their strategic realignment and reorganization. It also reviewed the suitability and appropriateness of its rules of procedure. It also held a joint meeting with the Technology and Strategy Committee on March 17, 2011. At the September 2011 meeting, the Committee received full details about SAP’s acquisition of Crossgate and Right Hemisphere, and gave the necessary consents. The October 2011 meeting discussed reports on the Company’s venture-capital activities, the key numbers that the Committee required so it could approve the acquisition of Datango AG, and the planned sale of Steeb Anwendungssysteme GmbH. The Committee approved the purchase of Datango AG in a circular correspondence vote conducted on November 11, 2011. At the Committee’s meeting on December 3, 2011, the Executive Board reported on the planned acquisition of SuccessFactors, Inc. After thorough examination and detailed discussions, the Committee resolved to recommend that the Supervisory Board approve the purchase.

¡

The Audit Committee held four meetings during the year at which members were physically in attendance, and six telephone conference meetings. It deliberated on the SAP AG and consolidated financial statements, the combined management report, and the Form 20-F annual report for 2010. It discussed the future development of risk management in the Group, the monitoring of the financial reporting process, internal controls, the risk management structure, the internal audit system, and compliance in the SAP Group. It did preparatory work on the Supervisory Board’s proposal to the Annual General Meeting of Shareholders with respect to the election of an auditor for 2011, and verified the recommended auditor’s independence. Following the election of the auditor, the Audit Committee decided with the auditor on the focus areas of the audit and agreed the auditor’s fee. The Audit Committee deliberated regularly on SAP’s business performance and its impact on the Company’s financial accounting. It discussed with the Executive Board the results for 2010, the 2011 quarterly results and quarterly reports, the results of the 2010 audit, and the auditor’s quarterly reviews of selected software agreements. The auditor attended all physical Audit Committee meetings and reported in depth on its audit work and on its quarterly reviews of selected software agreements. In addition to these discussions in the physical meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform Committee members about the preparation and review of the quarterly financial reports and about the preliminary quarterly results. The Committee discussed each of the quarterly reports. The Executive Board and the Audit Committee held a special telephone conference to discuss the quarterly report for the first quarter of 2011 before it was published. They discussed the interim reports for the two subsequent quarters by telephone conference before preliminary results were published. The Audit Committee also deliberated on intellectual property litigation in the context of monitoring the Company’s internal risk management structures. At its meeting on October 12, 2011, the Committee discussed the future procedure for

48      To Our Shareholders

selecting auditors as well as the third-quarter results and the adjustment to the provision recorded for the TomorrowNow litigation. Topics also included the effectiveness of SAP’s internal control systems and compliance and internal audit services, which remains at a high level. As a matter of good practice, it was decided to make compliance a focus of the Committee’s work in 2012. The Committee discussed the internal audit service’s audit plan. The Committee amended its rules of procedure for best-practice considerations.

¡

The Technology and Strategy Committee met four times in 2011. It discussed the key trends in the software industry in the years to come and SAP’s corporate and product strategies, especially concerning SAP HANA and the SAP Business ByDesign solution. As reported above, the Committee also held a joint meeting with the Finance and Investment Committee. The Committee discussed the success of the SAP Business ByDesign solution and noted how well the Company’s cloud offerings were received at SAPPHIRE NOW 2011. It discussed the Company’s opportunities for growth in the mobile market and the positioning of Sybase. It evaluated current trends in cloud computing, particularly the opportunities for SAP to increase its share in that segment.

¡

There was one meeting of the Nomination Committee during the year. Before the meeting, all of the Committee members talked to a potential female candidate for election as a shareholder Supervisory Board member at the next General Meeting of Shareholders. The Committee submitted its candidate proposal at the Supervisory Board’s extraordinary meeting on December 3, 2011.

¡

The Special Committee held one meeting by telephone conference in 2011. For more information, see the TomorrowNow Litigation section. As in previous years, the Special Committee maintained close contact with the Executive Board and with counsel engaged in the United States by the Executive Board. The Special Committee monitored the lawsuit based on information provided by the Executive Board and counsel in the United States, and received the reports of the separate counsel appointed by the Supervisory Board to advise the Committee.

Regular reports from the Committees ensured that we were kept fully informed of all matters covered by the Committees and were therefore able to discuss and deliberate on those topics thoroughly.

CORPORATE GOVERNANCE

SAP’s corporate governance officer monitored our compliance with those recommendations in the Code with which in our declaration we claim to comply, and reported in full to the Supervisory Board. Members of the Executive Board and of the Supervisory Board had no conflicts of interest that were required to be disclosed to the Supervisory Board pursuant to sections 4.3.4 and 5.5.2 of the Code. The Supervisory Board had granted consent to the conclusion of contracts with members of the Executive Board and Supervisory Board where consent was required.

For more information about Code compliance, see the Executive and Supervisory Boards’ corporate governance report. The Supervisory Board closely examined the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a. We approved the statement in conjunction with the management report and fully endorse it.

SAP AG AND CONSOLIDATED ACCOUNTS FOR 2011

As in recent years, KPMG audited the SAP AG and consolidated accounts for 2011. The Annual General Meeting of Shareholders elected KPMG as the SAP AG and SAP Group auditor on May 25, 2011. The Supervisory Board proposed the appointment of KPMG on the recommendation of the Audit Committee. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee obtained confirmation from the firm that circumstances did not exist that might prejudice or raise any doubt concerning its independence as the Company’s auditor. In that connection, KPMG informed us of the volume of other services it provided to the Group in the past year and had been engaged to provide in the year to come. The Supervisory Board has agreed with KPMG that the auditor should report to the Supervisory Board and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the German Corporate Governance Code. KPMG examined the SAP AG

Report by the Supervisory Board      49

financial statements prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) as required by the German Commercial Code, section 315a, and the SAP AG and SAP Group management report, and certified them without qualification. The auditor thus confirmed that, in its opinion and based on its audit in accordance with the applicable accounting principles, the SAP AG and consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of SAP AG and the SAP Group. The auditor also confirmed that the SAP AG and SAP Group management report is consistent with the corresponding financial statements and as a whole gives a suitable view of the position of SAP AG and the SAP Group and of foreseeable opportunities and risks. KPMG had completed its audit of SAP’s internal control over financial reporting and certified without qualification that it complies with the applicable U.S. standards. The auditor states in its opinion that it considers SAP’s internal controls over financial reporting to be effective in all material respects. All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal concerning the appropriation of retained earnings in good time.

The Executive Board prepared the financial accounts of SAP AG and the Group for 2011, comprising the SAP AG financial statements, the consolidated financial statements, and the SAP AG and SAP Group management report and submitted them to the Supervisory Board on February 23, 2012.

At the meeting of the Audit Committee on March 21, 2012, and at the meeting of the Supervisory Board on March 22, 2012, the Executive Board explained the financial statements and management report of SAP AG and the Group and its proposal concerning the appropriation of retained earnings. It also explained the annual report on Form 20-F to the Audit Committee meeting. At the meetings, members of the Executive Board also answered questions from the Committee and the Supervisory Board.

After the Executive Board had explained them, the Audit Committee and the Supervisory Board reviewed the financial statement documents in the light of KPMG’s audit reports. The representatives of the auditor who attended presented full reports on the audit and the results of the audit to the Audit Committee and Supervisory Board meetings and explained the audit report. The auditor also reported that it had not identified any material weaknesses in our internal control and risk-management structure for financial reporting. Both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit Committee reported to the Supervisory Board on its own review of the financial accounts, its discussions with the Executive Board and with the auditor, and its supervision of the financial reporting process. It confirmed that as part of its supervisory work, it had addressed the effectiveness of the SAP Group internal control, risk management, and internal auditing structures and found them to be effective.

The Committee reported that KPMG had told it no circumstances had arisen during the audit that might give cause for concern about KPMG’s impartiality and had listed the services it had provided that were not part of the audit. The Committee reported that it had examined the auditor’s independence, taking the non-audit services it had rendered into consideration, and stated that in the Committee’s opinion the auditor possessed the required degree of independence.

The Audit Committee and the Supervisory Board satisfied themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements. On the basis of the report and the Audit Committee’s recommendation, the Supervisory Board approved the audit and, because there were no findings from our own examination, we gave our consent to the SAP AG financial statements, the consolidated financial statements, and the SAP AG and SAP Group management report (including the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a). The financial statements and management report were thus formally adopted. The Supervisory Board’s opinion of the Company and the Group coincided with that of the Executive Board as set

50      To Our Shareholders

out in the SAP AG and SAP Group management report. The Supervisory Board considered the proposal presented by the Executive Board concerning the appropriation of retained earnings. We had regard to the requirements of dividends policy, the effects on the liquidity of the Group, and the interests of the shareholders. We also discussed these matters with the auditor. We then endorsed the Executive Board’s proposal concerning the appropriation of retained earnings. We approved this present report.

MEMBERSHIP CHANGES ON THE SUPERVISORY BOARD AND EXECUTIVE BOARD

Willi Burbach, who served for many years on the Supervisory Board, resigned his seat, which he held as the representative of one of the unions with members in the Company. His Supervisory Board seat became vacant with effect from August 7, 2011. The Supervisory Board is grateful to Willi Burbach for his long service to the Company. He was succeeded by Hans-Bernd Meier.

On July 8, 2011, Angelika Dammann retired from the Executive Board by agreement with the Supervisory Board. We thank Angelika Dammann for all her work and for her commitment to the Company. On her departure, we appointed Werner Brandt acting labor relations director.

The Supervisory Board thanks the Executive Board, the managers of the Group companies, and all of our employees for their commitment and hard work in 2011. We would also like to thank our customers and partners, who contributed significantly to SAP’s success as well.

For the Supervisory Board
Hasso Plattner (chairman)

Report by the Supervisory Board      51

Compensation Report1)

COMPENSATION FOR EXECUTIVE AND SUPERVISORY BOARD MEMBERS

This compensation report outlines the criteria that we applied for the year 2011 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based payment plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

COMPENSATION FOR EXECUTIVE BOARD MEMBERS

Compensation System for 2011

Executive Board members’ compensation for 2011 is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.

The Executive Board compensation package is performance-based. In 2011, it had four elements:

¡	A fixed annual salary

¡	A variable short-term incentive (STI) plan to reward performance in the plan year

¡	A variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years

¡	A share-based long-term incentive (LTI) plan tied to the price of SAP shares

The Supervisory Board set a compensation target for the sum of the fixed element and the two variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2011:

¡	The fixed element is paid as a monthly salary.

¡

The variable compensation under the STI plan depends on the SAP Group’s performance against the KPI target values for non-IFRS constant currency software and software-related service revenue growth and non-IFRS constant currency operating profit. In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 16, 2012, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in May 2012.

¡

The variable compensation under the MTI plan depends on the SAP Group’s performance over the three years 2011 to 2013 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance over the three years 2011 to 2013 in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. The MTI pays out after the Annual General Meeting of Shareholders in 2014.

¡

The LTI component consists of the issue of virtual share options under the terms of the 2011 share option (SAP SOP 2010) plan. For the terms and detail of the SAP SOP 2010 plan, see the Notes to Consolidated Financial Statements section, Note (28). The number of virtual share options to be issued to each member of the Executive Board in 2011 by way of long-term incentive was decided by the Supervisory Board on March 18, 2011, with effect from June 9, 2011, and reflects the fair value of the virtual share options awarded.

1)	This compensation report is part of the audited management report and of our corporate governance report.

52      To Our Shareholders

The contracts of Executive Board members Bill McDermott and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

Executive Board Compensation System for 2012

There is a new compensation system for Executive Board members with effect from January 1, 2012, replacing the arrangements in place in 2011. It is more competitive, and more strongly aligned to the goals in our strategy for 2015.

In place of the four elements in the discontinued package (the fixed annual salary and the short-term, medium-term, and long-term incentive elements), future packages will have only three elements. Executive Board members will still receive a fixed salary, as they did in 2011. Their compensation will also still have a variable short-term incentive (STI) element, which will, as in the past, reward performance from year to year. However, the long-term incentive (LTI) element has been completely redesigned. The annual medium-term incentive (MTI) plans will be discontinued, although MTI allocations already made on or before December 31, 2011, will not be affected. The STI element will be scaled so that, assuming 100% target achievement and assuming the SAP share price is the same when any variable element pays out as it was when it was granted, the STI to LTI weighting will be approximately 30% to 70% for the co-CEOs and 42% to 58% for other members of the Executive Board.

The new long-term incentive element, the LTI Plan 2015, is called the RSU Milestone Plan 2015. It focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. “RSU” stands for “restricted share unit.” We established the LTI Plan 2015 at the beginning of 2012 as a standard LTI element in compensation packages for the years 2012 through 2015. It will pay out in the years 2016 through 2019, so the first payout will not be until after the end of 2015. In February 2012, each member of the Executive Board was allocated a certain number of SAP restricted share unit “virtual shares” for 2012. At the beginning of 2013, 2014, and 2015, the virtual share allocation process will be repeated for each of those years respectively. The number of restricted share units allocated to each member for a given year is his or her “milestone award” (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the LTI Plan 2015 terms) at the beginning of the year in question.

The number of RSUs an Executive Board member actually earns in respect of a given year could be greater or smaller than the initial allocation. It depends on Company performance against the objectives for that year (a year is a “performance period” in the Plan). The objectives derive from SAP’s strategy for the period to 2015. The Plan objectives relate to two key performance indicators (KPIs): our non-IFRS total revenue and our non-IFRS operating profit. The KPI targets have already been set for the entire life of the LTI Plan 2015 for the years 2012 to 2015.

After the end of each performance period (which is a Plan year), the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. There are objective-based performance hurdles to clear each year before any RSUs can vest. There is also a cap: Normally, the quantity of vested RSUs a member can attain in respect of a Plan year is capped at 150% of his or her initial RSU allocation for that year. The Company strategy underlying the LTI Plan 2015 focuses on where SAP aims to be by 2015, so the Plan gives greater weight to performance against the KPI targets for 2015 (the final year of the Plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years are not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failures to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may in the worst case lose all of the vested RSUs allocated to them for 2015.

Compensation Report    53

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year (performance period) for which the RSU was allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the Plan retains his or her vested RSUs for completed Plan years but not any allocated but unvested RSUs for the year during which he or she leaves.

Each vested RSU entitles its holder to a (gross) payout corresponding to the price of one SAP share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

Subject to the requirements in the German Stock Corporation Act, section 87 (1), the Supervisory Board is entitled to revise the STI and the LTI in extraordinary and unforeseeable circumstances.

Executive Board Members’ Compensation in 2011

€ thousands

	Fixed Elements		Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)2)
Bill McDermott (co-CEO)3)	1,279.9	408.0	3,935.5	950.0	6,573.4
Jim Hagemann Snabe (co-CEO)	1,150.0	107.6	3,271.2	950.0	5,478.8
Dr. Werner Brandt	700.0	29.7	1,979.6	577.0	3,286.3
Gerhard Oswald	700.0	34.5	1,979.6	577.0	3,291.1
Vishal Sikka4)	700.0	120.5	2,103.7	577.0	3,501.2
Dr. Angelika Dammann (member until July 8, 2011)5)	466.7	45.9	1,163.1	384.7	2,060.4

Total	4,996.6	746.2	14,432.7	4,015.7	24,191.2

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement of legal and tax advice fees, nonrecurring payments, use of aircraft, tax

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2011: €129,900; profit-sharing bonus for 2011: €664,300

4)	Includes a discrete payment arising through application of the fixed exchange-rate clause to the following item: profit-sharing bonus for 2011: €124,100

5)

Angelika Dammann’s appointment as member of the Executive Board ended on July 8, 2011. Her contract with SAP AG ended on August 31, 2011. Due to the end of her contract on August 31, 2011, the number of virtual options issued to her in 2011 was reduced. The amount of the Short-Term Incentive includes pro rata temporis amounts of the STI 2011 (€585,000), the MTI 2011 (€330,300) and the MTI 2010 (€247,800).

54      To Our Shareholders

Assuming 100% target achievement, the amounts the MTI 2011 and the MTI 2010 will pay out in 2013 and 2014 are as follows.

MTI Target Payouts

€ thousands

	MTI 2011 Target Payouts 2014	MTI 2010 Target Payouts 2013
Bill McDermott (co-CEO)	820.0	820.0
Jim Hagemann Snabe (co-CEO)	820.0	820.0
Dr. Werner Brandt	495.5	495.5
Gerhard Oswald	495.5	495.5
Vishal Sikka	495.5	443.9

Total	3,126.5	3,074.9

The share-based payment amounts in 2011 result from the following virtual share option grants under the SAP SOP 2010.

Share-Based Payment Under SAP SOP 2010 (2011 Grants)

	2011 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant	Fair Value per Right on Dec. 31, 2011	Total Fair Value on Dec. 31, 2011
		€	€ thousands	€	€ thousands
Bill McDermott (co-CEO)	112,426	8.45	950.0	7.13	801.6
Jim Hagemann Snabe (co-CEO)	112,426	8.45	950.0	7.13	801.6
Dr. Werner Brandt	68,284	8.45	577.0	7.13	486.9
Gerhard Oswald	68,284	8.45	577.0	7.13	486.9
Vishal Sikka	68,284	8.45	577.0	7.13	486.9
Dr. Angelika Dammann (member until July 8, 2011)	45,523	8.45	384.7	7.13	324.6

Total	475,227		4,015.7		3,388.5

Compensation Report      55

Total Executive Board Payment in 2010, Including SAP SOP 2010 Share Options Granted

€ thousands

	Fixed Elements		Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)2)
Bill McDermott (co-CEO)3)	1,355.2	196.4	1,920.6	950.0	4,422.2
Jim Hagemann Snabe (co-CEO)	1,150.0	114.5	1,648.7	950.0	3,863.2
Dr. Werner Brandt	700.0	18.4	997.7	577.0	2,293.1
Gerhard Oswald	700.0	97.6	997.7	577.0	2,372.3
Vishal Sikka4)	697.3	215.4	969.9	577.0	2,459.6
Dr. Angelika Dammann (member until July 8, 2011)	350.0	106.4	498.9	288.5	1,243.8

Total	4,952.5	748.7	7,033.5	3,919.5	16,654.2

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, nonrecurring payments, security services, tax

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €205,200; profit-sharing bonus for 2010: €271,900

4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €70,100; profit-sharing bonus for 2010: €76,100

Share-Based Payment Under SAP SOP 2010 (2010 Grants)

	2010 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant	Fair Value per Right on Dec. 31, 2010	Total Fair Value on Dec. 31, 2010
		€	€ thousands	€	€ thousands
Bill McDermott (co-CEO)	135,714	7.00	950.0	8.19	1,111.5
Jim Hagemann Snabe (co-CEO)	135,714	7.00	950.0	8.19	1,111.5
Dr. Werner Brandt	82,428	7.00	577.0	8.19	675.1
Gerhard Oswald	82,428	7.00	577.0	8.19	675.1
Vishal Sikka	82,428	7.00	577.0	8.19	675.1
Dr. Angelika Dammann (member until July 8, 2011)	41,214	7.00	288.5	8.19	337.5

Total	559,926		3,919.5		4,585.8

56      To Our Shareholders

END-OF-SERVICE BENEFITS

Regular End-of-Service Undertakings

Retirement Pension Plan

Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependant’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependant’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.

If service is ended before the retirement age of 60 is reached, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

Exceptional retirement pension agreements apply to the following Executive Board members:

¡

Bill McDermott and Vishal Sikka have rights to future benefits under the pension plan of SAP America. The pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The SAP America pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits.

¡

SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions are based on Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2011, SAP paid contributions for Bill McDermott totaling €470,800 (2010: €765,700) and for Vishal Sikka totaling €95,700 (2010: €153,200).

¡

Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2011, SAP paid contributions totaling €283,800 (2010: €283,100).

¡

Gerhard Oswald’s performance-based retirement plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits will increase by further annual contributions because he will remain a member of the Executive Board after his 60th birthday until his retirement on June 30, 2014.

Compensation Report      57

Total Projected Benefit Obligation (PBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands

	Bill McDermott (co-CEO)	Dr. Werner Brandt	Gerhard Oswald	Vishal Sikka	Dr. Angelika Dammann (Member until July 8, 2011)	Total
PBO January 1, 2010	958.1	902.8	3,626.2	0	0	5,487.1
Less plan assets market value January 1, 2010	42.5	655.1	2,874.2	0	0	3,571.8
Accrued January 1, 2010	915.6	247.7	752.0			1,915.3
Accrued January 1, 2010 (new Board members)				0.2		0.2
PBO change in 2010	115.1	381.5	501.2	13.3	62.9	1,074.0
Plan assets change in 2010	10.1	266.6	500.7	11.8	78.7	867.9
PBO December 31, 2010	1,073.2	1,284.3	4,127.4	46.7	62.9	6,594.5
Less plan assets market value December 31, 2010	52.6	921.7	3,374.9	45.0	78.7	4,472.9
Accrued December 31, 2010	1,020.6	362.6	752.5	1.7	-15.8	2,121.6
PBO change in 2011	66.3	215.4	358.1	6.4	50.0	696.2
Plan assets change in 2011	4.0	209.3	436.3	3.5	98.5	751.6
PBO December 31, 2011	1,139.5	1,499.7	4,485.5	53.1	112.9	7,290.7
Less plan assets market value December 31, 2011	56.6	1,131.0	3,811.2	48.5	177.2	5,224.5
Accrued December 31, 2011	1,082.9	368.7	674.3	4.6	-64.3	2,066.2

The table below shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2011.

Annual Pension Entitlement

€ thousands

	Vested on December 31, 2011		Vested on December 31, 2010
Bill McDermott (co-CEO)1)	98.3		101.1
Dr. Werner Brandt	80.6		72.9
Gerhard Oswald	243.7	2)	228.1
Vishal Sikka1)	6.5		6.3
Dr. Angelika Dammann (member until July 8, 2011)	8.2		3.5

1)	The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America pension plan.

2)

Due to the extension of Gerhard Oswald’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2011.

58      To Our Shareholders

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.

Postcontractual Noncompete Provisions

During the agreed 12-month postcontractual noncompete period, Executive Board members receive abstention payments corresponding to 50% of their final average contractual compensation as members.

The following table presents the net present values of the postcontractual noncompete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2011. Actual postcontractual noncompete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Noncompete Abstention Payments

€ thousands

	Contract Term Expires	Net Present Value of Postcontractual Noncompete Abstention Payment
Bill McDermott (co-CEO)	June 30, 2017	5,545.2
Jim Hagemann Snabe (co-CEO)	June 30, 2017	4,621.8
Dr. Werner Brandt	December 31, 2013	3,154.4
Gerhard Oswald	June 30, 2014	3,118.8
Vishal Sikka	December 31, 2017	2,878.1

Total		19,318.3

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP AG for reasons for which he or she is responsible.

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

Compensation Report      59

Postcontractual Noncompete Provisions

Abstention compensation for the postcontractual noncompete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives the monthly basic salary for a further twelve months starting from the date the permanent disability is determined.

Payments to Executive Board Members Retiring in 2011

Angelika Dammann resigned from her position as Executive Board member with effect from July 8, 2011, with the approval of the Supervisory Board. She received the following payments in connection with her retirement with effect from August 31, 2011:

¡	Angelika Dammann received a payment of €3,658,503 in relation to the early termination of her contract.

¡

In July 2011, we waived the postcontractual noncompete provisions in her contract. The postcontractual noncompete provisions were subject to a termination notice of six months. As she retired at the end of August 2011, she received monthly abstention compensation of €103,650 corresponding to 50% of her final average contractual compensation for the remaining noncompete period of 4.5 months.

¡

The rights that had been allocated to her under LTI 2010 and LTI 2011 did not lapse on her retirement but remain available to her without restriction until their expiration which in all cases is five years after grant.

Payments to Former Executive Board Members

In 2011, we paid pension benefits of €1,346,000 to Executive Board members who had retired before January 1, 2011 (2010: €1,290,000). At the end of the year, the PBO for former Executive Board members was €25,267,000 (2010: €24,878,000). Plan assets of €25,788,000 are available to service these obligations (2010: €25,120,000).

EXECUTIVE BOARD MEMBERS’ LONG-TERM INCENTIVES

Members of the Executive Board hold or held throughout the year share-based payment rights under the SAP SOP 2010, SOP Performance Plan 2009, SAP SOP 2007, SAP SOP 2002, and LTI Plan 2000, which were granted to them in previous years. For information about the terms and details of SAP SOP 2010, SOP Performance Plan 2009, and SAP SOP 2007, see the Notes to the Consolidated Financial Statements section, Note (28).

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2011, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 are exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

60      To Our Shareholders

SAP SOP 2010 Virtual Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2010	40.80	135,714	6.69	—	—	—	—	135,714	5.69
	2011	48.33	112,426	7.44	—	—	—	—	112,426	6.44
Jim Hagemann Snabe (co-CEO)	2010	40.80	135,714	6.69	—	—	—	—	135,714	5.69
	2011	48.33	112,426	7.44	—	—	—	—	112,426	6.44
Dr. Werner Brandt	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44
Gerhard Oswald	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44
Vishal Sikka	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44
Dr. Angelika Dammann (member until July 8, 2011)	2010	40.80	41,214	6.69	—	—	—	—	41,214	5.69
	2011	48.33	68,284	7.44	—	—	—	22,761	45,523	6.44

Total			1,057,914					22,761	1,035,153

SOP Performance Plan 2009

The table below shows the current Executive Board members’ holdings, on December 31, 2011, of virtual share options issued under the SOP Performance Plan 2009.

The strike price for an option varies with the performance of SAP shares over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.

The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. In this case the options have been exercisable since May 2011.

Compensation Report      61

SOP Performance Plan 2009 Virtual Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Jim Hagemann Snabe (co-CEO)	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Dr. Werner Brandt	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Gerhard Oswald	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Vishal Sikka1)	2009	variable	35,588	3.35	—	—	—	—	35,588	2.35

Total			446,268						446,268

1)	The holding was allocated before appointment to the Executive Board in 2010.

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2011, of virtual share options issued to them under the SAP SOP 2007 plan since its inception, including virtual share options issued to them both during and before their respective membership of the Executive Board.

The strike price for an option is 110% of the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period. The options issued in 2008 have been exercisable since March 2010, following expiration of the two-year vesting period.

62      To Our Shareholders

SAP SOP 2007 Virtual Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)1)	2007 2008	39.28 35.96	62,508 70,284	1.23 2.18	62,508 70,284	44.67 44.67	— —	— —	— —	0.23 1.18
Jim Hagemann Snabe (co-CEO)	2007 2008	39.28 35.96	37,505 56,228	1.23 2.18	37,505 56,228	43.92 43.92	— —	— —	— —	0.23 1.18
Dr. Werner Brandt	2007 2008	39.28 35.96	72,216 81,200	1.23 2.18	72,216 81,200	43.92 44.67	— —	— —	— —	0.23 1.18
Gerhard Oswald	2007 2008	39.28 35.96	72,216 81,200	1.23 2.18	72,216 81,200	43.92 43.92	— —	— —	— —	0.23 1.18
Vishal Sikka1)	2007 2008	39.28 35.96	12,502 17,571	1.23 2.18	12,502 —	43.92 —	— —	— —	— 17,571	0.23 1.18

Total			563,430		545,859				17,571

1)	The holding was allocated before appointment to the Executive Board in 2010.

SAP SOP 2002

The table below shows Executive Board members’ December 31, 2011, holdings of share options issued in previous years under the SAP SOP 2002 plan since its inception. The strike price for an SAP SOP 2002 share option is 110% of the base price of one SAP share. The base price is the arithmetic mean closing auction price for SAP shares in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that share option.

The strike price cannot be less than the closing auction price on the day before the issue date. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period.

As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each share option now entitles its beneficiary to four shares. For better comparability with the price of SAP shares since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.

The right to exercise options issued in 2006 expired in February 2011.

Compensation Report      63

SAP SOP 2002 Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)1)	2006	46.48	77,296	0.10	—	—	—	77,296	—	—
Jim Hagemann Snabe (co-CEO)1)	2006	46.48	37,164	0.10	—	—	—	37,164	—	—
Dr. Werner Brandt	2006	46.48	87,292	0.10	—	—	—	87,292	—	—
Gerhard Oswald	2006	46.48	87,292	0.10	—	—	—	87,292	—	—
Vishal Sikka1)	2006	46.48	7,436	0.10	—	—	—	7,436	—	—

Total			296,480					296,480

1)	The holding was allocated before appointment to the Executive Board in 2010.

LTI plan 2000

Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and share options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP shares the day before the bond was issued, while the option strike price varies with the performance of SAP shares over time against the S&P North Software-Software Index (the successor of the GSTI Software index). The issued options have a term of ten years and could only be exercised in portions of one-third each on specified dates after two-year, three-year, or four-year vesting periods, respectively.

The strike prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP shares since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.

The right to exercise share options and convertible bonds issued in 2001 expired in February 2011.

On December 31, 2011, no current member of the Executive Board held share options or convertible bonds under the LTI Plan 2000.

64      To Our Shareholders

LTI Plan 2000 Convertible Bonds

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Dr. Werner Brandt	2001	47.81	20,000	0.14	—	—	—	20,000	—	—
	2002	37.88	120,000	1.14	120,000	43.75	—	—	—	0.14
Gerhard Oswald	2001	47.81	88,000	0.14	—	—	—	88,000	—	—

Total			228,000		120,000			108,000

Total Expense for Share-Based Payment

In the report year and the prior year, total expense for the share-based payment plans of Executive Board members was recorded as follows.

Total Expense for Share-Based Payment

€ thousands

	2011	2010
Bill McDermott (co-CEO)	1,053.5	382.9
Jim Hagemann Snabe (co-CEO)	1,052.9	373.8
Dr. Werner Brandt	621.9	355.2
Gerhard Oswald	621.9	355.2
Vishal Sikka	652.8	151.8
Dr. Angelika Dammann (member until July 8, 2011)	417.3	28.1

Total	4,420.3	1,647.0

SHAREHOLDINGS AND TRANSACTIONS OF EXECUTIVE BOARD MEMBERS

No member of the Executive Board holds more than 1% of the ordinary shares of SAP AG. Members of the Executive Board held a total of 20,560 SAP shares on December 31, 2011 (2010:13,747 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2011.

Compensation Report      65

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				in €
Dr. Werner Brandt	February 15, 2011	Share purchase1)	120,000	37.8750
	February 15, 2011	Share sale1)	120,000	44.0854
	June 6, 2011	Share purchase	1,200	41.99
Dr. Angelika Dammann (member until July 8, 2011)	May 30, 2011	Share purchase	600	42.3750
Gerhard Oswald	May 31, 2011	Share purchase	1,163	42.9848
Bill McDermott (co-CEO)	June 9, 2011	Purchase of ADRs	1,960	41.897	2)
Jim Hagemann Snabe (co-CEO)	June 9, 2011	Share purchase	2,410	41.5965
Vishal Sikka	August 18, 2011	Purchase of ADRs	1,500	34.322	3)

1)	Sale and purchase of shares in line with the LTI Plan 2000

2)	Original purchase price was US$61.229 per unit

3)	Original purchase price was US$49.317 per unit

EXECUTIVE BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2011 or the previous year.

As far as the law permits, SAP AG and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP AG as required by section 93 (2) of the German Stock Corporation Act.

COMPENSATION FOR SUPERVISORY BOARD MEMBERS

Compensation System

Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on its shares.

The fixed element is €100,000 for the chairperson, €70,000 for the deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee €10,000, provided that the committee concerned has met in the year. The chairperson of the audit committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.

The variable compensation element is €10,000 for the chairperson, €8,000 for the deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for the deputy chairperson, and €150,000 for other members of the Supervisory Board.

Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson and to the remuneration for the chairperson and the members of a committee.

66      To Our Shareholders

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 23, 2012, the compensation paid to Supervisory Board members in respect of 2011 will be as set out in the table below:

Supervisory Board Members Compensation in 2011

€ thousands

	2011				2010
	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	100.0	150.0	350.0	100.0	60.0	150.0	310.0
Lars Lamadé (deputy chairperson)	70.0	28.3	130.0	228.3	70.0	1.7	130.0	201.7
Pekka Ala-Pietilä	50.0	30.0	100.0	180.0	50.0	20.0	100.0	170.0
Thomas Bamberger	50.0	15.0	100.0	165.0	50.0	15.0	100.0	165.0
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Willi Burbach (until August 7, 2011)	33.3	16.7	66.7	116.7	50.0	10.0	100.0	160.0
Prof. Dr. Wilhelm Haarmann	50.0	50.0	100.0	200.0	50.0	31.7	100.0	181.7
Peter Koop	50.0	20.0	100.0	170.0	50.0	10.0	100.0	160.0
Christiane Kuntz-Mayr	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Bernard Liautaud	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Dr. Gerhard Maier	50.0	25.0	100.0	175.0	50.0	25.0	100.0	175.0
Dr. h. c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Dr. Hans-Bernd Meier (from August 8, 2011)	20.8	0	41.7	62.5	—	—	—	—
Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg	50.0	55.0	100.0	205.0	50.0	35.0	100.0	185.0
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	30.0	100.0	180.0	50.0	21.7	100.0	171.7
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0

Total	874.1	465.0	1,688.3	3,027.5	870.0	325.0	1,680.0	2,875.0

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.

Compensation Report      67

The total compensation of all Supervisory Board members in 2011 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,688,300 (2010: €995,000). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2010 and 2011 respectively.

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partner- schaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2011, the fees for such services totaled €358,800 (2010: €73,000).

LONG-TERM INCENTIVES FOR THE SUPERVISORY BOARD

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

SHAREHOLDINGS AND TRANSACTIONS OF SUPERVISORY BOARD MEMBERS

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 121,515,102 SAP shares on December 31, 2011 (December 31, 2010: 122,148,302 SAP shares), representing 9.895% (2010: 9.956%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP AG share capital at the end of 2011 or of the previous year. Members of the Supervisory Board held a total of 121,524,139 SAP shares on December 31, 2011 (December 31, 2010: 122,156,130 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2011:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				in €
Christiane Kuntz-Mayr	February 15, 2011	Share purchase1)	3,128	32.3128
	February 15, 2011	Share sale1)	3,037	44.0854
Dr. Gerhard Maier	November 15, 2011	Share sale1)	12,600	43.8294

1)	Sale and purchase of shares in line with the LTI Plan 2000

68      To Our Shareholders

SUPERVISORY BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2011 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code.

Compensation Report      69

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the income, finances, and assets of the Group, and the management report of the Group and SAP AG includes a fair review of the development and performance of the business and the position of the Group and SAP AG, together with a description of the principal opportunities and risks associated with the expected development of the Group and SAP AG.

Walldorf, February 23, 2012

SAP AG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka

70      To Our Shareholders

Independent Auditor’s Report

TO SAP AG

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SAP AG, Walldorf, and its subsidiaries (“SAP” or “the Company”), which comprise the consolidated statement of financial position as of December 31, 2011, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes to the consolidated financial statements for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements. This includes the responsibility that the consolidated financial statements give a true and fair view of the Company’s net assets, financial position, and results of operations in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (“EU”), the supplementary provisions of German law to be applied in accordance with the German Commercial Code (Handelsgesetzbuch, “HGB”), section 315a (1), and IFRSs as issued by the International Accounting Standards Board. Management’s responsibility includes maintaining such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with HGB, section 317, and German generally accepted standards for the audit of consolidated financial statements, promulgated by the Institut der Wirtschaftsprüfer (“IDW”), and in supplementary compliance with International Standards on Auditing and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the Company’s net assets and financial position as of December 31, 2011; and of its results of operations for the year then ended, in accordance with IFRSs as adopted by the EU, the supplementary provisions of German law to be applied in accordance with HGB, section 315a (1), and IFRSs as issued by the International Accounting Standards Board.

Independent Auditor’s Report       71

Report on the Management Report

We have audited the accompanying combined management report for SAP Group and SAP AG (“management report”) for the business year ended December 31, 2011.

Management’s Responsibility for the Management Report

Management is responsible for the preparation of the management report in accordance with the provisions of German law to be applied in accordance with HGB, section 315a (1), the German Accounting Standards Nos. 5, 15, and 17 (GAS 5, GAS 15, GAS 17) and the provisions of the IFRS Practice Statement Management Commentary.

Auditor’s Responsibility

Our responsibility is to express an opinion on this management report based on our audit. We conducted our audit of the management report in accordance with HGB, section 317 (2), and German generally accepted standards for the audit of management reports promulgated by the IDW. Those standards require that we plan and perform the audit of the management report in such a way that we obtain reasonable assurance about whether the management report is consistent with the consolidated financial statements and the findings from our audit of the consolidated financial statements and as a whole provides a suitable understanding of the Company’s position and suitably presents the opportunities and risks of future development.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit has not led to any reservations.

In our opinion, based on our audit of the consolidated financial statements and the management report, the management report is consistent with the consolidated financial statements and, as a whole, provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.

Report on the Effectiveness of Internal Control over Financial Reporting in the Consolidated Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States)

We have audited SAP’s internal control over financial reporting in the consolidated financial statements as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control

Management is responsible for maintaining effective internal control over financial reporting in the consolidated financial statements, and for the assessment of its effectiveness, as included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements.

A company’s internal control over financial reporting in the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting in the consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements

72      To Our Shareholders

in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting in the consolidated financial statements may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Auditor’s Responsibility

Our responsibility is to express an opinion on SAP’s internal control over financial reporting in the consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting in the consolidated financial statements was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting in the consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, SAP maintained, in all material respects, effective internal control over financial reporting in the consolidated financial statements as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

Mannheim, February 23, 2012

KPMG AG

Wirtschaftsprüfungsgesellschaft

Prof. Dr. Schindler Wirtschaftsprüfer	Meurer Wirtschaftsprüfer

Independent Auditor’s Report      73

11 MN

11 MILLION HECTARES OF FORESTS ARE DESTROYED YEARLY;

OVER THREE DECADES, THIS WOULD EQUAL AN AREA

ABOUT THE SIZE OF INDIA.

75	Management Report

76	General Information About This Management Report

77	The SAP Group of Companies

84	Portfolio of Software and Services

94	Customers

96	Research and Development

104	Partner Ecosystem

107	Acquisitions and Disposals

109	Employees and Social Engagement

114	Energy and Emissions

116	Financial Measures Cited in This Report

123	Economic Conditions

125	Assets, Finances, and Operating Results

141	Assets, Financial Position, and Income of SAP AG

144	Overall Financial Position

145	Corporate Governance

146	Information Concerning Takeovers

149	Risk Report

169	Events after the Reporting Period

170	Outlook

Management Report

GENERAL INFORMATION ABOUT THIS MANAGEMENT REPORT

Forward-Looking statements

This management report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Factors section.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Factors section, our outlook guidance, and other forward- looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both our Annual Report and Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; investment bank Goldman Sachs; the European Central Bank (ECB); the International Monetary Fund (IMF); and the Organisation for Economic Co-operation and Development (OECD). This type of data represents only the estimates of IDC, Goldman Sachs, the ECB, the IMF, the OECD and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, Goldman Sachs, the ECB, the IMF, the OECD or other similar sources that is contained in this report. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution readers not to place undue reliance on this data.

Basis of presentation

This management report of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” or “Company”) has been prepared in accordance with sections 315 and 315a of the German Commercial Code and German Accounting Standards No. 5, 15, and 17. The management report without its Corporate Governance, Information Concerning Takeovers, and Compensation Report sections is also a management commentary complying with the International Accounting Standards Board’s Management Commentary practice statement.

All of the information in this report relates to the situation on December 31, 2011, or the fiscal year ended on that date, unless otherwise stated.

76      Management Report

THE SAP GROUP OF COMPANIES

Celebrating its 40th year in business in 2012, SAP is the world leader in enterprise applications in terms of software and software-related service revenue, and the world’s third-largest independent software manufacturer based on market capitalization. With more than 183,000 customers in over 130 countries, the SAP Group includes subsidiaries in every major country and employs more than 55,000 people.

Business Activity and Organizational Structure

Business Activity

Our core business is selling licenses for software solutions and related services to help companies of all sizes better manage industry-specific and line-of-business processes. SAP core solutions, which cover standard business applications and technologies, provide customers with a stable, consistent solution suite that allows them be more efficient and agile, make decisions in real time, and create new value for their own customers. SAP technologies — unwired by mobile apps, simplified by cloud solutions, and fueled by in-memory computing — are driving value and growth for customers, partners, and entire markets.

To meet customers’ variety of preferences for delivery and adoption, SAP provides solutions from its portfolio on premise, in the cloud, and on device deployments — all underpinned by our SAP HANA. SAP solutions enable customers to orchestrate data and business processes across all operating environments.

Organizational Structure

Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our company is structured along the following areas:

¡	Technology and Innovation Platform

¡	Products and Solutions

¡	Global Customer Operations

¡	Chief Operations Office

¡	Global Finance and Administration

¡	Human Resources

SAP markets and distributes its products and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Under their respective license agreements, the subsidiaries pass on to the licensor a certain percentage of the revenue generated by distributing the products. Distributorship agreements are in place with independent resellers in some countries.

For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (35).

Our management reporting breaks our activities down into four segments: Product, Consulting, Training, and Sybase. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (29).

Mission and Strategy

Market

With customers in more than 24 industries, from small businesses and midsize companies to large enterprises, in countries across the world, SAP has traditionally served a global market for enterprise software and services that is subject to the same trends that drive the world economy. Despite ongoing macroeconomic uncertainty and volatility, numerous market forces are changing the business and technology landscape:

¡	Globalization: Emerging economies that continue to experience fast growth, outpacing more established markets

The SAP Group of Companies       77

¡	“Internet of Things”: Increasing connectedness through mobile devices — both people-to-people connectivity and machine-to-machine connectivity

¡	Consumerization of IT: Increasing demand for enterprise IT to deliver the same user experience as consumer technology

¡	“Big Data”: An increase in data produced and consumed in unprecedented volumes — doubling every 18 months according to International Data Corporation (IDC)

¡	Business and social collaboration networks: Increasingly distributed, yet highly networked workforces connected through social network technologies

To be successful in this climate, businesses must use technology and real-time analytics to better conduct business in real time, get closer to their customers, and innovate with more competitive and relevant products in each market and customer segment they serve.

Business and Technology Trends

Market dynamics require enterprises to evaluate their business models and opportunities for sustained growth and greater efficiency. SAP customer companies of all sizes continually evaluate, expanding into new geographies, approaches for engaging new customer segments in emerging markets and elsewhere, entering into adjacent vertical industries, and increasing networking at the enterprise level. Businesses and public sector organizations are also addressing customers’ and constituents’ needs for transparency and openness by empowering them with greater access to information.

Three major technology trends — in-memory computing, enterprise mobility, and the cloud — have triggered change in the world of IT and SAP is playing a crucial role in accelerating that change. Those trends are changing not only the way enterprises adopt and deploy business technology, but also fundamentally the way that work is done. The pervasiveness of the cloud and mobile devices, together with the power of inmemory computing, allow people to connect and collaborate wherever and whenever they choose. At the same time, they can access and analyze large amounts of data in seconds.

We strongly believe that the convergence of these technologies has the potential to create enormous business value and power new business models both in developed countries and emerging markets. We further believe this will change cultures — both within companies and externally among their customers, partners, and others across their business ecosystems.

Connectivity of people and devices through mobile technology is increasing at an exponential rate. There are more than five billion mobile subscribers in the world today, and in the future, we will be able to connect hundreds of billions of objects — automobiles, household appliances, machines — in real time. This machine-to-machine connectivity or Internet of Things will drive enormous business value and we are already seeing examples of this in smart utility grids and smart buildings.

The explosion of Big Data in an increasingly connected world where people and devices exchange information continues at an unprecedented rate. Enterprise data volume is increasing by over 50% to 60% every year while IT budgets are growing at only 5%. Our customer businesses of all sizes and in all industries must increase their focus on analyzing volumes of data for new insights, greater customer intimacy, and competitive advantage. In this environment, in-memory computing delivers a dramatic change in computing, analytics, and data storage. It leverages advances in multicore processing and more affordable servers, storing information in the main memory rather than in relational databases, to greatly accelerate processing times. It will fundamentally disrupt the traditional IT stack comprised of hardware, middleware, and software, where the disk-based relational database is the bottleneck. We believe that advances in in-memory computing will become the new backbone of next-generation business applications and enterprise technology.

78      Management Report

To increase efficiency and lower costs of ownership, enterprises are rapidly embracing cloud computing and virtualization, as well as changes in data storage through in-memory computing, to rethink the way they invest in information technology. These advances are simplifying and removing layers from the traditional technology stack. SAP is helping drive change as customers reduce the amount they spend on hardware and services in favor of investment in software-based innovation. Increasingly, customers are looking to embrace social networking and collaboration technologies as a part of their cloud road map. We are developing a new category of cloud applications with a people-centric approach to help customers speed up decisions, strengthen customer relationships, and drive growth.

Enterprise mobility continues to transform the way work is done and businesses are run. Smartphones already outsell PCs. By 2013, mobile devices will be the primary method of Internet access worldwide. A mobile workforce is seen as becoming more productive, since employees can now do their job any time, from any location, rather than being tethered to their office desktop. The pervasiveness of mobile technology, together with advances in the cloud and analytics, empower workforces and consumers in new ways, regardless of location. This way, people can respond quickly and intelligently to timely information about events and their surroundings.

With the continuing threat of climate change and resource price instability, businesses are also paying close attention to the strategic importance of managing sustainability.

Vision and Mission

Our vision is to help the world run better and improve people’s lives. We have a great opportunity to reshape the IT industry and transform business networks. In the next decade, we see a major demographic shift that will drive an exponential demand for natural resources. Businesses and governments will need a new category of sustainable solutions to cope up with this demand and provide high value services to their consumers and citizens. With our vast experience in resource management and our new technology innovations, we can power these new types of solutions.

Our mission is to help every customer become a best-run business. We do this by delivering new technology innovations without disruptions: Enterprise mobility will transform consumption of IT; in-memory technology will simplify the IT stack and drive high value applications; and the cloud delivery of IT solutions will become mainstream. By leveraging our strong base in applications and analytics as well as new technology innovations, we can offer solutions that make our customers run better.

In summary, we measure our success based on our customers’ success: When our customers win, we win. We are committed to optimizing the business value of our customers’ IT investments, lowering their total cost of ownership (TCO), and helping them innovate for the future. Our passion for growth and trusted partnerships with our customers, employees, shareholders, and members of our open ecosystem remains resolute.

Strategy for Growth

Our strategy for growth seeks to increase SAP’s market leadership in existing and new market categories. The market trends in mobile, big data, cloud computing, and social networking present a unique opportunity for SAP to deliver expanded business value through a concerted innovation strategy focused on these market trends that delivers these innovations without disruption to our customers’ business and further leverages their existing investments in SAP software. To that end, as the information technology industry undergoes a structural shift away from investments in hardware toward increased investments in new software-based innovation, particularly in the area of cloud, mobile, and in-memory technology, SAP wants to position itself at the forefront of accelerating that change.

The SAP Group of Companies      79

As a result, compared to 2010, we are doubling our addressable market for 2015 by focusing on five market categories:

¡

Applications: With SAP Business Suite software, SAP is already recognized as the undisputed market leader in business applications and enterprise resource planning (ERP). Customers can rapidly deploy standardized core business processes and functions with line-of-business and industry-specific applications across 24 industries and 11 lines of business. As SAP innovates and grows these industry-specific and line-of-business-focused core applications, we continue to improve the overall end-user experience for our customers and lower TCO. We are injecting in-memory computing innovation into SAP Business Suite, starting with the controlling profitability analysis accelerator “powered by SAP HANA.” The accelerator has been available since the fourth quarter of 2011 as a rapid-deployment solution that is installed and ready to use within twelve weeks. At the same time, we have extended maintenance for SAP Business Suite to 2020, an extraordinarily long commitment to our customers by industry standards.

¡

Analytics: SAP is an acknowledged global market leader in analytics. We continue to augment our market-leading portfolio of analytics solutions, including our governance, risk, and compliance (GRC) solutions and our enterprise performance management (EPM) solutions, with the power of SAP in-memory technology. The first major effort was the SAP NetWeaver Business Warehouse component powered by SAP HANA introduced in the fourth quarter of 2011. Empowered with real-time business insight that can be delivered in milliseconds with SAP HANA — individuals, teams, and business networks can quickly anticipate or predict change, uncover new opportunities, and take immediate, bold, decisive action.

¡

Mobile: As the global market leader in mobile solutions, SAP intends to continue to drive the unwiring of the enterprise and simplify the consumption of enterprise data and applications. Customers benefit by having the freedom to operate “anytime, anywhere, on any device” with mobile apps that ease access to enterprise processes and information. IT units and partners can create new or mobilize existing apps with the Sybase Unwired Platform. We continue to enable our customers to manage mobile devices, and develop and deploy mobile applications to reach their employees and end consumers. SAP delivered 50 mobile apps by the end of 2011 with partners adding several hundred more. The company will continue to innovate in this important area of growth.

¡

Cloud: Given the importance of the cloud for applications delivery, we strive to be a leading player in the cloud market. Acquiring SuccessFactors will help toward achieving that objective. We are aiming for innovations in the cloud that our customers can use in every line of business. We aim to redefine the cloud market beyond software-as-a-service (SaaS), including line-of-business solutions and ERP cloud solutions and platform-as-a-service (PaaS); targeting new areas such as collaboration services (including both people-centric applications and business network solutions); information services (including business intelligence in the cloud and data services); and mobile services (especially mobile device management in the cloud). Our strategy is aimed at ensuring that customer businesses of all sizes, subsidiaries, and lines-of-business can fulfill their unique requirements with cloud and virtualization tools and services and on-demand solutions, add-ons and industry-specific extensions from SAP, partners, or their own developers.

¡

Database and Technology: SAP NetWeaver provides the technology foundation for SAP applications. In addition, it delivers a portfolio of enterprise technology to extend applications to reach more people and to adopt new processes, devices, and consumption models. We strive to be a leading player in the database market. While SAP will continue to offer customers a wide range of choice, the attractive Sybase database portfolio including SAP Sybase Adaptive Enterprise Server (ASE) and SAP Sybase IQ, combined with the unprecedented power and potential of SAP HANA, presents significant opportunity to address the market for structured and unstructured data.

80      Management Report

SAP’s Five Market Categories

Our groundbreaking SAP HANA platform allows customers to take advantage of in-memory computing across all of these market categories. Installed on top of an existing infrastructure and working with available data, they can use it to query multiple types of data sources in real time, at speeds and volumes like never before. As a result, customers gain immediate business insight to transform organizations and achieve fundamental performance improvement compared to existing systems in their IT landscape.

SAP’s momentum in the five market categories will be fueled by our strategy of innovation without disruption, co-innovation with our ecosystem, and ability to orchestrate technology consistently across the enterprise.

Accelerate Innovation Without Disruption

While we focus on innovations in our five market categories, our strategy is to deliver innovation with minimum disruption. We will ensure this by reducing TCO for customers adopting our innovations in these areas through rapid-deployment solutions that draw on our years of experience implementing solutions across more than 24 industries and application virtualization. SAP’s commitment to accelerated innovation cycles and extended maintenance for SAP Business Suite software offers consistency, predictability, and innovation without disruption to customers’ IT environments. SAP stands out among vendors in its ability to enable enterprises to become more agile and efficient while freeing up resources to innovate, better connect with customers, and grow in today’s global market.

Expand Our Ecosystem

Through our open ecosystem, we offer customers maximum choice, value, and the best possible technology through the power of co-innovation from SAP and our partners. SAP continues to invest in our broad partner ecosystem to drive development and delivery of innovative software solutions that address industry-specific and local market needs. We will offer development toolkits on our solutions that will allow our partners to extend our current solutions as well as build new solutions.

The SAP Group of Companies      81

Orchestration

Orchestration allows our customers to link on-premise, cloud, and mobile solutions in a cost-effective and consistent manner. Based on SAP’s strategic role in providing the technology backbone for our customers, we are uniquely positioned to define the blueprint and the architectural guidelines that bring together these various IT elements. Through orchestration, we provide master data management, business process management, and unified lifecycle management across all SAP solutions at low TCO.

Competition

SAP continues to be the world leader in applications, analytics, and mobile, and aims for leadership in the cloud and database and technology market categories. Our primary competitors in applications are IBM, Oracle, and Microsoft. Compared with SAP, those companies derive a much higher portion of their revenue from other segments of the IT market, such as hardware (Oracle, IBM); operating systems, and desktop applications (Microsoft); and IT services (IBM). Key competitors in analytics include IBM (Cognos), SAS Institute, and Oracle (Hyperion). The mobile market is still highly fragmented. Competitors with offerings that overlap with ours include Antenna and Spring Wireless (an SAP Ventures portfolio company). In the cloud market, we face line-of-business players such as Salesforce. com, Workday, and NetSuite. Oracle has also become a competitor in this market through its acquisition of RightNow and its planned acquisition of Taleo. Principal competitors in the database and technology business include IBM, Microsoft, and Oracle. Our offerings also compete with those of specialized vendors in various local markets and subsegments.

Sustainability

Sustainability is core to the overall business strategy at SAP and contributes to our vision to make the world run better and thus improve peoples’ lives. We approach sustainability as the holistic management of social, environmental, and economic risks and opportunities for increased near-term and long-term profitability — and as a responsibility to our stakeholders. We are committed to fully integrating sustainability into our strategy and business model and in this way we pursue a corporate strategy that is sustainable rather than a stand-alone sustainability strategy.

SAP software, including the SAP ERP application and other SAP Business Suite applications, has helped organizations become more profitable, resource-efficient, and accountable over the past 40 years.

These applications can also help solve difficult sustainability business problems such as dynamic energy management. Our solutions are helping provide greater levels of collaboration for sustainability among stakeholders and greater access to enterprise-level computing for many of those previously excluded from market participation.

In addition, SAP provides a dedicated line of solutions for sustainability with the essential power to integrate at the center.

But to deliver our vision, we recognize there are important associated responsibilities and dependencies. The most relevant of these for sustainability efforts include:

¡	Human capital management — Ensuring that we have access to the very best talent within our company and throughout the ecosystem to develop, deliver, and use our technologies

¡

Intellectual capital management — Ensuring that we organize the most effective research and development capability so we can deliver the highest quality pipeline of new products, solutions, and services while developing and safeguarding our corporate reputation and brand equity

82      Management Report

¡	Security and privacy — Ensuring that we design and deliver our solutions to afford the very highest levels of data security and privacy control

¡	Business conduct — Ensuring that we conduct our business activities to the highest levels of ethical behavior, as set out in our Code of Business Conduct and other company policies

¡	Climate and energy — Ensuring that we reduce and minimize the environmental impact of our solutions, services, and corporate operations

Financial Management Strategy

The primary aim of our financial management is to maintain liquidity in the SAP Group at a level that is adequate to meet our obligations at all times. Finance may be required to proactively sustain liquidity at that level. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

The SAP Group of Companies       83

PORTFOLIO OF SOFTWARE AND SERVICES

Working closely with customers and partners worldwide, SAP is committed to a product and services strategy that enables customers to use enterprise application software wherever and whenever they need. Whether deployed on premise, in the cloud, or on a mobile device, SAP solutions work together as one, as “networked solutions” that orchestrate business processes and information meeting the unique needs of businesses and business networks of all sizes.

Our product portfolio builds on a scalable, powerful technology platform. We can use this base to accelerate product innovation and co-innovate with partners and customers to offer new and complementary solutions. We deliver a combination of innovation in analytics, cloud, and mobile — accelerated by transformational advances in in-memory computing — on a stable technology foundation and in rapidly deployable, easily adoptable, industry-specific packages. SAP solutions empower people everywhere with the freedom to work in real time, anytime and anywhere, enabling companies to shape innovation in their industries and lead their markets. In taking care to safeguard our customers’ technology investments, we also strive to enhance their business value. This way, customers can adopt innovation at their own pace, without disruption, for their specific industry needs.

Security is integral to our commitment to delivering high- quality software, and we endeavor to enhance security in the development of our products and services and by acquiring new technologies and expertise.

Software portfolio

Applications

As we innovate and grow our core applications and industry solutions, we continue to focus on improving the overall end- user experience for our customers.

SAP Business Suite

SAP Business Suite software enables companies to optimize their business and IT strategies with an integrated portfolio of business applications and solutions designed to work with other SAP and non-SAP software. The software increases visibility across departments and business silos, improving the ability to make clearer decisions while improving operational efficiency and increasing the flexibility needed to address change.

SAP Business Suite applications can be deployed on a modular basis to address particular business needs within specific timelines, targeting business processes with the highest potential impact.

Customers can incrementally enhance these applications through enhancement packages that they receive through our support offerings, alleviating the need for costly and time-consuming upgrades.

The core applications that make up SAP Business Suite are the following:

¡

The SAP ERP application helps optimize business and IT by reducing IT complexity, increasing adaptability, and delivering more business value at a lower cost than traditional ERP solutions. It supports mission-critical business processes including finance, human capital management, asset management, sales, and procurement, and other essential corporate functions. SAP ERP enables industry-specific processes with functionality that can be activated selectively, keeping the application core stable for high performance.

84      Management Report

¡

The SAP Customer Relationship Management (SAP CRM) application manages and monitors sales, service, and marketing processes while supporting key back-office activities. SAP CRM enables multichannel customer interactions with, for example, smartphones, the Internet, and social media and also offers a dedicated communications infrastructure that helps connect all people anytime, anywhere.

¡

The SAP Product Lifecycle Management (SAP PLM) application manages, tracks, and controls product-related information over the complete product and asset lifecycle and across the extended supply chain, while freeing the product innovation process from organizational constraints.

¡

The SAP Supplier Relationship Management (SAP SRM) application supports key procurement activities including demand-driven sourcing, centralized contract management, and interaction with suppliers through multiple channels. SAP SRM helps accelerate and optimize the entire procure- to-pay cycle by enabling integrated processes and enforcing contract compliance.

¡

The SAP Supply Chain Management (SAP SCM) application helps adapt company-specific supply-chain processes to the rapidly changing competitive environment and enables the transformation of traditional supply chains with linear, sequential processes into open, configurable, and responsive supply networks.

Industry Solutions

SAP supports companies in 24 industries with solution portfolios that enable best-practice industry processes. These portfolios are the result of decades of trustful co-innovation with industry-leading customers that have been sharing their best practices to help customers, suppliers, and partners in their business networks to optimize the joint network performance. We also provide IT value through orchestration across onpremise and cloud solutions and on any device, providing flexibility, security, and scalability on a single IT platform. The benefits of orchestration are:

¡	Solutions that are more easily consumed through implementable steps

¡	Quick ROI through rapid-deployment solutions

¡	Secure, reliable operations tuned for the individual business

SAP Rapid Deployment Solutions

SAP Rapid Deployment solutions combine preconfigured software and predefined services with content such as SAP best practices, templates, tools, and business user enablement, to fulfill specific business requirements at significantly reduced service-to-software ratios. By providing predictable pricing, scope, timelines, and outcomes, as well as by leveraging proven best practices from an extensive ecosystem of customers and qualified partners, SAP Rapid Deployment solutions make it easier to adopt solutions and reduce the implementation risk. Ready to run in typically 12 weeks or less, these solutions help lower the total cost of implementation and give customers immediate and tangible value.

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions for small businesses and midsize companies including the SAP Business All-in-One solution, SAP Business One application, and SAP BusinessObjects Edge solutions, which combine business management and business intelligence software. For those who want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, the SAP Business ByDesign solution not only provides a modern cloud solution, but also a platform that customers can use to build their own solutions. Like large corporations, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability by receiving the right information at the right time — across all operations.

Portfolio of Software and Services       85

SAP Business All-in-One

SAP Business All-in-One solutions are designed for small businesses and midsize companies with 100 to 2,500 employees. SAP Business All-in-One solutions support integrated business processes that cover everything from financials, procurement, inventory, manufacturing, logistics, product development, human resources, sales, services, and marketing. At any time, these ERP applications can be extended with additional functionality to scale as business needs change. SAP Business All-in-One solutions are available from qualified partners that deliver more than 660 industry-specific solutions in 55 countries. SAP provides the deployment tools and methodologies that partners need to deliver fast, predictable implementation with low risk, low cost, and rapid time to value. Customers can choose between an on-premise deployment and hosted deployment purchased on a subscription basis.

SAP Business One

The SAP Business One application is designed for small businesses with fewer than 100 employees that have outgrown their accounting-only systems and are looking to streamline their operations with a single unified solution. The application supports virtually the entire business — with support for financials, sales, customer relationships, inventory, and operations to help small businesses boost efficiency and accelerate profitable growth. SAP Business One can be tailored and extended to meet specific business needs.

SAP Business By Design

See the Cloud section, below.

SAP BusinessObjects Edge

See the Analytics section, below.

Solutions for Sustainability

With the continuing threat of climate change and resource price instability, businesses are paying close attention to the strategic importance of managing sustainability for both long-term and short-term profitability. Leaders taking a proactive and strategic approach can enjoy first-mover advantage in innovation for new lines of business as well as cost and risk reduction and improved reputation.

SAP is not only working to become a more sustainable company, but we also provide a broad range of solutions to help our customers pursue a sustainable business strategy. We have designed sustainability solutions that fall into five key business demand areas: sustainability reporting and analytics, energy management, operational risk management, sustainable supply chain and products, and sustainable workforce. These include:

¡

The SAP BusinessObjects Sustainability Performance Management analytic application that helps organizations more easily set sustainability goals and objectives, measure and communicate performance, and reduce data collection costs and errors

¡	The SAP Carbon Impact OnDemand (See the Cloud section, below)

¡

The SAP Environment, Health, and Safety Management (SAP EHS Management) application that addresses regulatory compliance and helps companies identify, manage, and mitigate EHS risks by taking an integrated approach to all aspects of risk and compliance

¡	The SAP Manufacturing Integration and Intelligence (SAP MII) application that provides the tools and content to help customers track and identify opportunities for energy reduction in manufacturing

¡

The SAP Advanced Metering Infrastructure (AMI) Integration for Utilities, which helps optimize revenues and demand, enable more cost-effective customer service, and improve market efficiency. It also automates data exchanges for energy suppliers and infrastructure operators.

86      Management Report

Analytics

SAP BusinessObjects Portfolio

The SAP BusinessObjects portfolio includes business intelligence and enterprise information management solutions that enable companies to provide trusted information to every member of a business network, helping them respond faster and make better-informed decisions. The portfolio also includes enterprise performance management and governance, risk, and compliance solutions, which help customers maximize profitability, manage risk and compliance, and optimize systems and processes. It also includes analytic applications designed to help business users reach strategic goals, deliver predictable results, and make sound decisions. Reflecting SAP’s commitment to openness and interoperability in heterogeneous software landscapes, the solutions are designed to integrate with data sources and systems from other providers as well as SAP Business Suite applications and other SAP BusinessObjects solutions.

¡

SAP BusinessObjects business intelligence (BI) solutions enable users to interact with business information and obtain answers to ad hoc questions without advanced knowledge of the underlying data sources. Available in cloud, on-premise, and mobile deployment options, the software allows users to access data across all sources and formats and then delivers it as useful, consumable information. BI tools also help customers uncover trends and patterns, solve business problems, anticipate changes, and reach organizational goals.

¡

SAP BusinessObjects enterprise information management (EIM) solutions help customers manage and enhance data integration, data quality management, and metadata management. Augmenting and leveraging EIM functions in the SAP NetWeaver technology platform, the solutions allow companies to build a trustworthy data foundation that supports both business and IT initiatives. Customers can access, integrate, move, or cleanse data — structured and unstructured — to deliver timely, unified information.

¡

SAP BusinessObjects enterprise performance management (EPM) solutions help companies improve their control performance, organization agility, and decision making. The solutions support processes across multiple lines of business including finance, supply chain, and procurement, and include applications for strategy management; planning, budgeting and forecasting; financial consolidation; profitability and cost management; and spend and supply chain performance management.

¡

SAP BusinessObjects governance, risk, and compliance (GRC) solutions provide organizations with a proactive, real-time approach to managing governance, risk, and compliance across heterogeneous environments.

¡

SAP BusinessObjects analytic applications address challenges in specific industries and lines of business. Co-created with customers and designed to work in virtually any environment, the applications provide the insight and best-practice support companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business. The applications, which can be deployed quickly, are designed to work in virtually any IT system and deliver value to customers rapidly.

¡

SAP BusinessObjects Edge solutions help midsize companies streamline and enhance their budgeting, planning and consolidation, and strategy management processes. These versatile solutions support flexible ad hoc reporting and analysis, dashboard-based data visualization, data integration, and data quality management.

Portfolio of Software and Services       87

Mobile

Enterprise information is now accessed more and more on the move, as mobile workers use smartphones and other devices to stay connected and productive both in and out of the office. Our customers and partners are mobile too.

The strategy employed by Apple and Google to launch smartphones for consumers won people over with an incredible user experience, mobile apps delivered by their ecosystem, and unprecedented information access. The move has consequently generated intense demand outside the consumer sphere, from businesses and their employees, based on their experiences with consumer applications. No longer satisfied with limited device choices and a few mobile apps to help them stay in touch and be productive, employees are now putting intense pressure on IT for change in two respects: The flexibility to choose devices and easy-to-use mobile apps. As such, IT needs to focus on infrastructure and security issues as well as the user experience.

In 2010, we acquired Sybase to broaden our mobility product portfolio. By leveraging enterprise mobility technology from Sybase together with our existing mobile solutions, we are enhancing our infrastructure, tools, and applications to be able to access data stored in SAP software from anywhere and on any device. This mobile platform is based on open standards; it runs on all major mobile operating systems and manages and supports all major device types.

Sybase Unwired Platform enables SAP, customers, and partners to build mobile apps to extend existing applications, such as SAP Business Suite software, beyond the desktop to mobile devices. This approach makes it possible for customers to unlock business value from existing SAP software investments and deliver value to people everywhere.

We intend to help our customers extend their reach by:

¡	Enabling business users to consume SAP software data and processes from different devices everywhere (mobile apps for business and productivity)

¡

Providing business users with information from both inside and outside the enterprise so that they can make decisions based on a broad array of data according to their individual use cases (analytical capabilities)

¡	Helping business users to cooperate and optimize performance across a dynamic business network of people (collaboration tools)

¡	Enabling partners, customers, and business users to extend the functionality of SAP software and build their own user experiences

¡	Helping our customers reach their consumers through mobile apps that deliver a great user experience

In 2011, we delivered a number of mobile apps to customers (for example, SAP Travel Expense Approval, SAP CRM Sales, and SAP Retail Execution).

Cloud

Driven by technology advances in cloud computing and a rapid value business model, on-demand delivery of business solutions continues to be a viable option for customers of all sizes. We have embraced this shift and are delivering on our commitment to offer the right portfolio of highly strategic and reliable cloud solutions that will interact and work with existing SAP software investments.

Cloud solutions from SAP leverage technologies such as collaboration and content services to offer new people-centric approaches to solving business problems. Our solutions are designed to take advantage of the inherently networked nature of the cloud model to allow people and businesses to collaborate within and across enterprise boundaries. Built on a well- orchestrated set of platform features, these solutions offer fast time to value and a low-risk deployment option to help ensure business success. Customers can also consume the innovations instantly without the need for on-site IT to manage the infrastructure.

88      Management Report

¡

The SAP Business ByDesign solution delivers a complete enterprise solution for small businesses, midsize companies, and large enterprise subsidiaries. This approach enables customers to focus on developing and growing the business while minimizing the need to build and operate IT systems. For SAP Business ByDesign, two new feature packs were released successfully in 2011. Customers can find new solutions from SAP and partners that enhance the SAP Business ByDesign solution in SAP Store, including add-ons, mash-ups, and extensions from SAP and partners.

¡

The SAP Information Interchange OnDemand solution by Crossgate is another cloud offering. The solution delivers prebuilt business partner profiles that connect trading partners, enabling fast, efficient business-to-business (B2B) commerce and invoicing that improves how a customer’s partners are integrated — and how they share data. After establishing a one-time connection with trading partners for all relevant processes, customers can then instantly exchange related electronic documents for all types of materials, goods, and services using existing SAP applications.

¡

SAP StreamWork application is a cloud-based collaborative solution that brings together people, information, and structure, with enterprise applications and business processes to deliver faster business results. With SAP StreamWork businesspeople can work within and between companies to solve problems, develop strategies, brainstorm, collect feedback, or drive decisions.

In addition to the solutions above, several cloud solutions targeting specific functional usage are also available, for example, SAP Sales OnDemand, SAP Sourcing OnDemand, SAP Carbon Impact OnDemand, and SAP BusinessObjects BI OnDemand.

Database and Technology

For all these layers to fit together, an orchestration layer that works across all applications within a customer landscape is required. Therefore, we plan to continue to invest in the areas of lifecycle management, master data management, and process orchestration. The goal is to continuously reduce the cost of ownership and support data consistency and process management across multiple layers of applications. In addition, we will invest in our technology portfolio in order to provide a technology foundation which powers all current deployment scenarios for applications, in whatever mode they are deployed (on premise, in the cloud, or on a mobile device). For example, the SAP NetWeaver technology platform continues to provide a stable foundation for SAP Business Suite and other SAP software. It enables enterprises to extend and optimize business processes orchestrated across delivery models. SAP NetWeaver delivers a modular set of functions to help reduce IT complexity and increase business flexibility across heterogeneous IT landscapes through open interfaces, middleware, and process management tools.

With SAP Sybase Adaptive Server Enterprise, customers have another database choice as one single source for support, maintenance, and lifecycle management.

Another key innovation in the SAP technology portfolio is in-memory computing. The SAP HANA platform, comprising the SAP HANA database and other components, is based on this technology and enables real-time analysis on large quantities of detailed data. This breakthrough technology is intended to be installed in a nondisruptive way, as a side-by-side attachment to other technology and applications, such as analytics, the SAP NetWeaver Business Warehouse (SAP NetWeaver BW) component, and SAP Business Suite software.

SAP NetWeaver BW is available with SAP HANA as an underlying in-memory-based database. Remarkable simplification, reduction in TCO, improved performance, and breakthrough analytics are just some of the benefits that can be realized by column-based storage with high compression and query performance. It is also possible to natively combine SAP NetWeaver BW data with real-time sourced data in data marts in SAP HANA. We plan to deliver additional applications that will run on SAP NetWeaver BW powered by SAP HANA.

Portfolio of Software and Services      89

SAP Services Portfolio

The SAP Services portfolio exists to help our customers derive value from their SAP solutions in a fast, cost-effective and predictable way.

We provide a holistic approach to the entire application lifecycle, incorporating a broad array of methodologies, tools, and certified partner offerings to help our customers gain value from their SAP investment while meeting their business needs. Tightly integrated with our development organization, services contribute to a closed customer-feedback loop to the development organization and end-to-end risk and quality management throughout the entire customer lifecycle. The SAP Services portfolio includes industry- and solution-focused services, business and IT transformation services, custom development services, support services, program management, project management and quality assurance, and education and certification.

We have aligned our services portfolio around the following categories:

¡	High value services: Typically people-centric services in areas such as business transformation, industry-specific (for example, banking), and architecture-focused projects

¡	Innovation services: Service offerings that are helping lead the market adoption of SAP innovations such as SAP HANA, mobility, and cloud offerings

¡

Engineered services: Service offerings that are assembled to order to provide faster time to value and lower TCO with greater predictability, including our extensive portfolio of services for SAP Rapid Deployment solutions

We continue to offer services to address traditional projects, but increasingly we will look to our ecosystem to provide such offerings to our customer base.

SAP Services has a local presence in more than 50 countries and runs more than 70 training centers, seven global support centers, and 10 custom development centers in the Americas, Asia, and Europe. With approximately 21,000 SAP Services professionals around the world, customers’ needs can be met around the clock to support SAP solutions.

Our custom development and support services and Sybase customer support and services are categorized as software-related services, while the remaining services areas, provided by SAP Consulting, the SAP Education organization, Sybase Messaging, Sybase Consulting, and Sybase Education, are categorized as professional services.

Software-Related Services

SAP Custom Development

The SAP Custom Development organization develops customer-specific solutions and business functions on SAP technology covering the lifecycle of services to develop and support custom solutions at every stage. With an extensive network of experts across 10 development centers worldwide, SAP Custom Development helps extend, enhance, and optimize existing solutions or build innovative new applications according to customer needs. SAP Custom Development also develops focused business solutions to support the specific needs of various industries.

Support Services

SAP offers several options to support our customers’ business solution landscapes and their respective needs. Our support units offer a range of customer support services before, during, and after implementation of our software solutions. We provide around-the-clock technical support in every region. We also offer proactive, preventive support services to protect and enhance our customers’ investments in SAP technology and software.

90      Management Report

SAP offers a comprehensive, tiered support model to customers worldwide. The offering includes SAP Enterprise Support and SAP Standard Support. Customers choose the option that best meets their requirements. However, the vast majority of customers choose SAP Enterprise Support. The expanded maintenance and support portfolio helps deliver choice, predictable pricing, and value for customers.

¡

SAP Standard Support delivers support services to enable continuous and effective IT operations. This baseline level of support provides our customers with the services and tools to minimize the cost and risk associated with keeping IT systems up and running, including updates. SAP Standard Support ensures that customers’ SAP solutions run efficiently by delivering improvements, quality management, knowledge transfer, and problem resolution.

¡

SAP Enterprise Support is comprehensive, proactive support and maintenance extending beyond our SAP Standard Support offering. It provides our customers with an application lifecycle management approach that can help them manage IT complexity and integrate solutions across their IT landscapes. As well as updates, for mission-critical processes the service provides continuous quality checks to analyze technical risks. We deliver the quality management methodology, processes, and tools needed to perform advanced testing and implement solution deployment, operations, and continuous improvement initiatives using the SAP Solution Manager application management solution.

¡

The SAP MaxAttention support option expands SAP Enterprise Support, covering the entire lifecycle of an SAP solution in a tailored format for customers with a full range of services that help organizations safeguard complex solutions, plan for new releases and upgrades, and improve productive solution operations. SAP MaxAttention is designed to provide customers with our highest level of customer support built on a dedicated engagement model with a technical support advisor and service-level agreements, supported by long-term commitments delivered by the SAP Active Global Support organization.

¡

SAP Safeguarding services help our customers mitigate the technical risks of an implementation, integration, migration, or upgrade project. They smooth the process of going live and help customers prepare for live use of the software. An on-site technical quality manager helps ensure that customers receive the support they need, that knowledge transfer takes place, and that our customers improve the performance, data consistency, and availability of their IT solution from SAP.

The Sybase Customer Service and Support organization offers technical support for the Sybase family of products. It maintains regional support centers in Asia, Europe, Latin America, and North America, providing uninterrupted technical services around the world. Sybase users and partners have access to software fixes, technical information sources, and newsgroups on the Sybase support website.

¡

Sybase Standard Support services include updates and new version releases that become available during the maintenance period. They are designed for high-quality around-the-clock support for critical issues, access to new releases, and online support services.

¡

Sybase Enterprise Support services offer personalized high-availability support for companies with mission-critical projects. Services include priority access to the Enterprise Technical Team, proactive services, and other specialized options. Sybase Enterprise Support provides the highest priority of response times.

¡	In addition, Sybase also offers some support service options geared towards partners and users, primarily for designated workplace level and tools products, and certain iAnywhere Solutions.

Portfolio of Software and Services      91

Professional Services

We offer two broad categories of professional services — consulting and education.

Consulting Services

SAP Consulting offers planning, implementation, and optimization services for business solutions. We are able to provide our services with a strong industry focus, and can also deliver solutions at functional or departmental levels. Our consultants engage in:

¡

Business transformation activities such as executive advisory services, value partnerships, and business process and platform services. These support our customers in responding to business challenges in a rapidly changing business environment and bridging the gap that can exist between IT and the wider business

¡	IT transformation services, seeking to reduce customers’ TCO with tangible business value accompanied by reduced effort and costs

¡	Performance and insight optimization services providing analysis and modeling of business challenges to introduce innovative business processes

¡	Business applications services providing highly engineered solutions to our customers’ application and analytical needs

¡

Project and program management and risk management as well as quality assurance services across the solution landscape, including optimizing solutions following merger and acquisitions activities or divestiture of business units

By delivering our portfolio of services based on proven business processes with clearly defined cost and scope, we deliver faster, cost-effective value and greater predictability to our customers while at the same time lowering the services-to-software ratio.

In addition, the Sybase Professional Services organization offers customers comprehensive consulting, education, and integration services designed to optimize their business solutions using Sybase and products from other providers.

Education Services

The offerings of SAP Education assist SAP customers and partners with knowledge transfer related to SAP products and services. SAP Education offerings include training-needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and classroom training. Every year, more than 300,000 individuals in the market are trained by SAP Education, making it one of the largest IT training organizations in the world.

Sybase provides a broad education curriculum allowing customers and partners to increase their proficiency in Sybase products. Basic and advanced courses are offered at Sybase education centers, and specially tailored customer classes and self-paced training are also available. A number of Sybase distributors and authorized training providers also provide education in Sybase products.

Sybase Mobile Services

The comprehensive Sybase Mobile Services portfolio ranges from mobile messaging interoperability to mobile content delivery and mobile commerce services, for operators, content providers, enterprises, and financial institutions.

92      Management Report

We deliver advanced mobile services to our customers by addressing the complexities of the wireless ecosystem: Incompatible networks, messaging protocols, handsets, and billing systems.

¡

Sybase 365 addresses operator services focused on Short Message Service (SMS), Multimedia Message Service (MMS), GPRS Roaming Exchange (GRX), and Internet Protocol Exchange (IPX) messaging interoperability between mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities. The interoperability service greatly simplifies the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets. Services include traffic analysis and detailed reporting and statistics. Sybase 365 operates two network operations centers to monitor our messaging service infrastructure, direct and monitor global maintenance and repair activities, and provide direct technical support to Sybase customers around the clock.

¡

Sybase Enterprise Services provide mobile services for enterprises, brands, and content providers, enabling customers to monetize premium mobile content and deliver interactive services, mobile CRM, mobile advertising, and mobile marketing campaigns globally. Services include global billing, settlement, reporting, and analysis.

¡

mCommerce Services provide an end-to-end platform covering mBanking, mPayments, and mRemittance, to both developed and emerging markets. Coupling this with our messaging platform and global reach (SMS and MMS), we are well positioned to enable mobile operators, financial institutions, and enterprises to realize the potential of mobile commerce.

Portfolio of Software and Services      93

CUSTOMERS

SAP helps companies realize their full potential. Whether it is helping companies out-compete, out-innovate, out-serve or out-transform their competitors, SAP has but one mission — to make every business a best-run business.

For more information about how SAP solutions help companies run better from the economic, environmental, and social perspectives, see the Portfolio of Software and Services section.

Customer Satisfaction

We firmly believe that SAP’s success was and will always be linked to the success and satisfaction of our customers. And one of the most important ways that we can create positive impact is through the actions of our customers, such as their use of our software to help increase their efficiency. We measure customer satisfaction using a number of indicators. Most importantly, we analyze overall satisfaction. On a scale of 1 to 10, overall customer satisfaction remains at a satisfactory level of 7.7 globally, compared to 7.6 in 2010. With these results, we have reached our target of 7.7 for 2011. We are working to move beyond specific scores to focus on our response to customer survey results, with enhanced emphasis on listening to customers and responding to issues. These improvements will be implemented throughout 2012.

Here is a selection of customers by region that chose SAP software in 2011:

Europe, Middle East, and Africa (EMEA) Region

¡

AOK is the largest health insurance company in Germany, insuring 24 million customers and employing approximately 53,000 people. The company is transforming business processes and reducing overall costs. The company selected SAP HANA to support high volume analysis of healthcare data relating to its insured to support better prevention, more targeted treatments, and as a result consequential savings.

¡

Boehringer Ingelheim, one of the world’s 20 leading pharmaceutical companies, selected SAP software to implement a more effective and efficient master data management (MDM) strategy around a shared service center organization. The shared-service center will be responsible for all businesses and functions with its data entities and processes.

¡	Galp Energia, Portugal’s oil and natural gas integrated operator, selected SAP software to establish new enterprise resource planning and billing systems in a six-month time frame.

¡

Pierre & Vacances, based in France, is engaged in the provision of holiday and entertainment villages, leisure activity residences, and hotels. The company selected the SAP ERP, SAP SRM, and SAP Real Estate Management applications, as well as SAP BusinessObjects BI solutions, to support the company’s ambitious growth objective to double its size within five years while controlling costs.

Americas Region

¡	Medtronic, a global leader in treatments for chronic illness, chose SAP software to simplify and improve the performance of its business intelligence platform by implementing SAP HANA.

¡

Mohawk Industries, a leading supplier of flooring for both residential and commercial applications, licensed the SAP Invoice Management application by OpenText, SAP Business-Objects BI solutions, and SAP BusinessObjects Data Services software to provide one enterprise standard for reporting and data management for all divisions on a global basis.

¡

Interpublic Group of Companies, a global provider of advertising and marketing services with over 41,800 employees around the globe, selected SAP software to manage client profitability, resource planning, analysis, and optimization.

¡

Cascades Canada ULC, a producer of packaging and tissue products composed mainly of recycled fibers, chose SAP software to help improve pricing, product costing, and inventory reductions to support future growth objectives.

¡

Alliant Energy, a public utility serving more than 1.4 million customers in the midwestern United States, chose SAP software to improve human capital management systems. These systems support a single source for daily emergency response, workforce tracking, and improvement in drive and wrench time by field personnel.

¡	Servicios Liverpool, Mexico’s largest retail chain, selected SAP HANA to accelerate inventory and sales decisions and to perform deeper analysis of business information to increase profit margins.

94      Management Report

Asia Pacific Japan (APJ) Region

¡

Reliance Communications ranks among India’s top private sector business houses. The company selected SAP software for real-time visibility into operations, and to drive operational efficiency, improve talent development and management, and streamline project planning and execution.

¡

Essar Steel, a fully integrated flat carbon steel manufacturer, licensed SAP HANA to support real-time stock dispatch analysis and sales reporting; finance and marketing dashboards, and profitability analysis across verticals.

User Groups

To date, SAP customers have established 30 user groups worldwide. The goal of these user-guided networks is to share hands-on knowledge of SAP software and play a role in guiding SAP’s development efforts. The two largest are the Americas’ SAP Users’ Group (ASUG), and the German-Speaking SAP User Group (DSAG). SAP supports these highly influential groups and encourages them to share their expertise, experience, and insights with all SAP users and stakeholders. SAP User Group Executive Network (SUGEN), which encompasses 16 SAP user groups, has the shared aim of defining priorities and agreeing plans of action to focus communication between SAP and its user groups throughout the world.

Customers      95

RESEARCH AND DEVELOPMENT

Research and development are at the heart of SAP’s customer-focused innovation strategy. Led by SAP Research and SAP Labs, SAP’s research and development efforts channel the Company’s deep expertise and diversity to investigate new technology and develop new applications for delivering business value to current and future SAP customers.

Research

SAP Research is the global technology research and innovation unit of SAP. By exploring emerging IT trends, the group drives applied research and the incubation of promising projects while focusing on the business impact and contribution to the SAP portfolio. The business model of SAP Research is based on co-innovation with customers, partners, and other third parties; activities span from large-scale collaborative research projects with academic and industrial partners to specific innovation projects with individual customers. The best-validated results and technologies are further developed into prototypes and potential business opportunities within SAP.

SAP’s global research network consists of 19 locations worldwide and involves more than 800 partners from industry, academia, and governments as well as SAP customers. The group demonstrates its approach to co-innovation and applied research, among others, with a network of living labs and co-innovation centers. These sites provide hands-on, real-life settings to expand on trends and drive new prototypes as well as dedicated customer solutions. Contributing to talent development at SAP, SAP Research runs its own doctoral program that is attracting top candidates who wish to work on their theses in a real business context.

Significant initiatives by SAP Research in 2011 include:

¡

Business Web initiative: The “Business Web” is envisioned as a cloud platform and business environment that offers a one-stop shop for applications, services, and content, as well as tools for rapidly developing and operating applications in the cloud. It combines SAP’s strength in business process management with the benefits of cloud computing and enterprise mobility. The Business Web platform is being shaped together with partners and early adopters by working on real-world B2B scenarios from various industries. The project will continue in 2012, and a team of 80 researchers is currently working on the first prototypes.

¡

Future Fleet at SAP: In a field test from February to September 2011, this project offered over 500 SAP employees the chance to get behind the wheel of 27 e-cars charged solely with renewable energy at four SAP locations around Walldorf. SAP Research developed a software prototype to administer the e-cars and demonstrated that IT plays a key role in enabling electric mobility.

¡

Successful conclusion of the THESEUS/TEXO research project: Funded by the German Federal Ministry of Economics and Technology, this project focused on developing software for the evolving Web-based service economy with semantic technology. Project results include the creation of the Unified Service Description Language, a platform-neutral language for describing services, making it easier to compare and trade services online.

Development

The SAP Labs network leverages the business and IT acumen of SAP and includes a distributed network of locations in high-tech centers across the globe that deliver local market-oriented solutions optimized for customer value. Each SAP Labs location has the flexibility of a small company as an integral part of the global network and each has a clear focus topic and area of responsibility. SAP Labs engage closely with universities, offering leadership talks, engineering courses, and exchange programs. They take part in outreach and corporate social responsibility programs such as the FIRST LEGO Leagues and work with local charities. Allied with SAP’s strong brand, SAP Labs’ engagement ensures that within their local ecosystems, SAP continues to be recognized as an employer of choice and that SAP attracts the best talent.

In 2011, SAP continued to make strides in introducing leaner, faster, and more efficient development across the Company. While more agile methods of development have been associated with companies of smaller size, SAP is among the first companies of its size and scale to adopt short development cycles, small teams with greater empowerment, and closer customer alignment.

96      Management Report

The Global Research & Development Network

Research and Development      97

Research and Development Expenditure

Our strong commitment to research and development (R&D) is also reflected in our expenditures: In 2011, we increased our R&D expense by €210 million, or 12%, to €1,939 million (2010: €1,729 million). We spent 13.6% of total revenue on R&D in 2011 (2010: 13.9%). Our non-IFRS R&D expense as a portion of total operating expenses declined slightly from 20.0% to 19.9% year over year — a fact that demonstrates an increase in our efficiency.

Research and Development

The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2011, our total full-time equivalent (FTE) count in development work was 15,861 (2010: 15,884). Measured in FTEs, our R&D headcount was 28% of total headcount (2010: 30%). Total R&D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services, strategy consulting, and the professional development of our R&D workforce.

New SAP Offerings

New Applications

Cross-Industry SAP Business Suite Software

Through our enhancement packages for our core applications as well as new versions of industry-specific applications, we have provided updates and enhancements for various functional areas of our SAP Business Suite software. These include the latest enhancement packages for SAP ERP, SAP Product Lifecycle Management (SAP PLM), SAP Customer Relationship Management (SAP CRM), and SAP Supplier Relationship Management (SAP SRM), as well as applications supporting supply network collaboration, supplier lifecycle management, extended warehouse management, asset retirement obligation management, sourcing and contract lifecycle management, transportation management, and a manager self-services add-on.

In addition, we are currently working on products and solutions that address the priorities of lines of business across multiple industries. Other key initiatives and areas of development include master data governance, commodity management, the visual enterprise, extending the business network, multichannel support, transportation management, and sustainability enhancements.

98      Management Report

In 2011, we launched a number of core applications for different lines of business, designed to help companies work as efficiently as possible:

SAP Web Channel Experience Management

Addressing companies’ need to deliver an integrated and consistent customer experience over the Web, SAP developed the SAP Web Channel Experience Management application. Launched in July 2011, it allows organizations to deploy easy-to-use Web shops, fully integrated with their back-end order management and inventory systems. In addition, this next generation e-commerce solution brings together e-marketing, sales, online self-service, and social customer conversations on a single platform to provide a one-stop, synchronized Web customer experience.

SAP Commodity Risk Management

Companies can use the SAP Commodity Risk Management application to take suitable steps for coping with fluctuating commodity prices and mitigating currency risks, thereby helping safeguard their profitability, control materials costs, and comply with applicable regulations.

SAP Commodity Procurement

The SAP Commodity Procurement application provides end-to-end support for commodity buying processes and knits them tightly with quality management, settlement, and, most importantly, with risk management.

SAP Commodity Sales

The SAP Commodity Sales application helps companies contract at market prices and streamline billing. It supports automated provisional, differential, and final invoicing. Each SAP commodity management application is designed to support enterprise services that help integrate them with other vendor’s applications.
SAP Business Suite Industry Solutions

SAP Billing for Telecommunications

In January 2011, we launched the integrated SAP Billing for Telecommunications package, designed to cover the widespread demands and service portfolios of telecommunications service providers. With this package, individual SAP offerings for rating, charging, invoicing, and financial management are combined on a flexible billing platform, offered in conjunction with analytics and a broad-based value management program. Building on the Highdeal and Sybase acquisitions, this solution marks a new step in enabling these customers to launch and monetize next-generation service offerings.

SAP Collaborative E-Care Management

Launched in November 2011, the SAP Collaborative E-Care Management application connects patients, care providers, and their families through medical monitoring software and mobile devices to better manage patients’ health with individualized treatment plans and educational content in real time.

SAP Social Services Management for Public Sector

Launched in February 2011, the SAP for Public Sector solution portfolio continues its innovation for distinct industry demands with the introduction of a new solution to help improve disbursement processes for monetary social benefits. The SAP Social Services Management for Public Sector package is designed for government agencies at the federal, state, and local level that are tasked with administering and approving monetary benefits as they relate to social services.

SAP Trade Promotion Optimization

The SAP Trade Promotion Optimization application, released in May 2011, deploys advanced modeling and predictive analytics to enable marketing and sales teams to systematically predict and optimize promotion outcomes, including revenue and profit, for both manufacturers and retailers.

Research and Development      99

Solutions for Small Businesses and Midsize Companies

Enhancements to SAP Business One

Building on strong market acceptance, the SAP Business One application reached the milestone of 30,000 customers. By September 2011, 32,000 small businesses and midsize companies in over 100 countries were running SAP Business One. The new application features improvements that include enhanced integration technologies and support for mobility and social networking. New delivery options offer SAP Business One fully hosted and managed by selected SAP partners. Alternatively, starter packages provide preconfigured software enabling customers to go live in three to ten days.

Sustainability Solutions

SAP EHS Management

In September 2011, we added new risk assessment and incident management features to SAP EHS Management software. Companies in asset-intensive industries can go beyond compliance by implementing a closed-loop process to proactively assess and control workplace safety risks, avoiding costly incidents and improving operational efficiency. The new incident management functionality helps organizations learn from accidents and “near-miss” events, and take preventive actions to keep people, assets, and the environment safe.

SAP Product Safety Management OnDemand

For manufacturers, ensuring material and product safety requires safe transportation, storage, and use as directed by key regulations such as the EU Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), the U.S. Toxic Substances Control Act (TSCA), and the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). The SAP Product Safety Management OnDemand solution, launched in October 2011, helps integrate material and product safety. The solution is available on a usage-based subscription providing cloud access to an SAP-hosted platform that includes the SAP EHS Management and SAP EHS Regulatory Content packages. The solution is available today to chemical producers and retailers in Europe. The solution is fully integrated with SAP ERP and includes key functionality including substance master data, safety data sheets, dangerous goods management, global label management, standard operating procedures, and substance volume tracking.

New Analytics Solutions

Business Intelligence Solutions

The 4.0 release of SAP BusinessObjects BI solutions in February 2011 manifests the broad range of technology innovations that are shaping the future of analytics. These solutions enable real-time analysis, with in-memory computing, putting powerful BI in user’s hands through new mobile capabilities. They allow the combination of business and social data to provide new insights by bringing together structured and unstructured information, all delivered on a platform that provides various models for deployment on premise, in the cloud, embedded in business operations, or in a “hybrid” manner.

Enterprise Information Management Solutions

In February 2011, SAP made available the 4.0 release of SAP BusinessObjects EIM solutions, designed in conjunction with the 4.0 release of SAP BusinessObjects BI solutions, as well as SAP HANA appliance software to help customers perform realtime analytics on big data, integrate structured and unstructured data, and analyze information from social networks. In addition, with new offerings such as SAP BusinessObjects Information Steward software and SAP Master Data Governance application, business and IT can collaborate like never before to support information governance across the enterprise.

100      Management Report

Enterprise Performance Management Solutions

In May 2011, we shipped the 10.0 release of SAP BusinessObjects EPM solutions, designed to help organizations better execute on their business strategy. New in the 10.0 release are a unified Web and Microsoft Excel interface that can be used across multiple applications for a common look and feel and greater productivity, comprehensive applications designed for finance and other lines of business, and support for new technologies such as mobile devices.

Governance, Risk, and Compliance Solutions

In March 2011, SAP made available the 10.0 release of SAP BusinessObjects GRC solutions. These solutions help reduce the cost and effort required to manage risk and compliance programs; more confidently protect revenue streams, shareholder value and reputation; and contribute to optimized organizational performance and results. The 10.0 release introduces a common look and feel across all applications in the GRC suite; embeds BI reports and dashboards; and includes a graphical tool to define and depict risks.

Analytic Applications for Industries and Lines of Business

In 2011, we launched a number of analytic applications in the SAP BusinessObjects portfolio tailored to address challenges in specific industries and lines of business. Co-created with customers and designed to work in any environment, the applications provide the insight and best-practice support that companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business.

Analytics Applications for Sustainability

To help companies ensure product safety, comply with environmental regulations, and better protect their employees, in 2011 we released SAP Best Practices packages for sustainability. These include the SAP Best Practices for Analytics in Health and Safety, SAP Best Practices for Analytics in Product Safety and Stewardship, and SAP Best Practices for Analytics in Environment Compliance packages. The new packages feature operational analytics designed to give line-of-business managers in environment, health and safety and product areas improved insight into core processes and information.

New Mobile Solutions

Mobile Apps for SAP BusinessObjects

In February 2011, SAP launched the 4.0 release of SAP BusinessObjects BI and EIM solutions to bring business analytics to mobile devices, as well as mobile apps for SAP BusinessObjects and SAP Business Explorer software. Leveraging Sybase Unwired Platform, our mobile BI suite can process content from SAP and business applications from other providers.

Mobile Platform

In September 2011, SAP launched the next-generation Sybase Unwired Platform with release 2.1. The platform is an expansive enterprise mobility solution for developing and managing the entire lifecycle of native and Web apps across key mobile device platforms. We also announced an enhanced version of our software development kit (SDK) for ecosystem partners and customers, enabling them to develop complementary applications to help run their business better. The SDK includes a wide variety of mobile apps that can run on a broad selection of mobile devices.

Mobile Apps for Industry and Lines of Business

In November 2011, SAP and Sybase announced a series of new mobile apps built on Sybase Unwired Platform aimed at making business processes and business information mobile across key industries including manufacturing, consumer products, utilities, high tech, oil and gas, and retail:

¡

The SAP Field Service mobile app provides full online and offline access to assignments, service orders, and service confirmation. Functions for mobilizing and customizing SAP CRM applications give field service engineers more mobile application features.

Research and Development      101

¡	The SAP Retail Execution mobile app provides online and offline access to accounts, contacts, visits, surveys, and products and fully integrates with native device functionality.

¡

The SAP EAM Work Order mobile app addresses the requirements for plant maintenance operations staff for work order management, notifications, technical object management, inventory, and business partner management.

¡

Mobile apps for employee productivity are simple single-purpose mobile apps, built on Sybase Unwired Platform. Designed similar to consumer apps, they can be used by employees with zero training. These productivity apps allow users to act on workflows and access critical business information stored in SAP ERP Human Capital Management solution, SAP CRM, SAP SRM, and other applications from their mobile devices.

Mobile Device Management

In November 2011, we added some critical capabilities for Afaria mobile management software, including end-user self-service portal and application enablement. In addition, the new telecommunication expense management capabilities provide administrators with a powerful tool for easily managing employee mobile costs such as voice and data roaming. Application on-boarding for iOS, Android, and BlackBerry devices enables IT organizations to create and preload libraries of mobile apps for simplified access by authorized employees.

New Cloud Solutions

SAP Business ByDesign — Feature Pack 2.6

In February 2011, SAP launched a new release for the SAP Business ByDesign solution, which serves as an open platform on which a broad ecosystem of partners can further customize the software. Enhancements included usability, support for additional mobile devices, and on-demand integration of subsidiary operations into on-premise installations at headquarters. With this release, SAP Business ByDesign was also made available in Austria, Canada, and Switzerland.

SAP Business ByDesign — Feature Pack 3.0

Based on strong co-innovation with customers and partners, SAP announced general availability of the second release of the SAP Business ByDesign solution in August 2011. SAP Business ByDesign was made available for Australia and Mexico, with language support in Spanish. In addition, mobile support was extended to include the Microsoft Windows Phone 7 mobile platform.

SAP Product Safety Management OnDemand

See the New Applications section.

SAP Sales OnDemand

In March 2011, SAP introduced the SAP Sales OnDemand solution, SAP’s first user-centric cloud-based application for sales professionals with designed-in social collaboration. The solution, which complements the on-premise SAP CRM, offers enterprises running SAP Business Suite software a preintegrated cloud solution that embraces the way sales representatives collaborate and improves their productivity. We launched SAP Sales OnDemand at the SAPPHIRE NOW conference in 2011 and made it generally available in a number of countries at the end of the second quarter.

SAP Sourcing OnDemand

The latest version of the Sourcing OnDemand solution was made available in March 2011. The solution was designed for sourcing professionals to obtain rapid and sustainable savings through best-practice management, real-time visibility, and greater control within strategic sourcing, contract lifecycle management, and supplier management.

102      Management Report

New Database and Technology Solutions

SAP HANA Platform

In June 2011, SAP announced the general availability of the SAP HANA platform, bringing to customers high-speed analytics, new business applications, renewed existing SAP solutions, and IT simplification with SAP in-memory computing technology.

Applications for SAP HANA

In 2011, SAP delivered the following applications based on the SAP HANA platform:

¡

SAP Electronic Medical Record: Doctors in the neurology department at the Charité hospital in Berlin are using this new mobile app to access patient health records while on the wards. Doctors can use the app to call up lab results and images, the patient’s home address, and various facets of a patient’s medical record. Instant access to patient data and images helps healthcare professionals collaborate and take better decisions.

¡

Charitable Transformation (ChariTra) online network, launched in November 2011, is built on the SAP HANA platform and helps connect volunteers, nonprofit organizations, and corporations work together toward social causes and make a difference in their communities.

¡

SAP Smart Meter Analytics software, launched in September 2011, enables utility companies to turn massive volumes of data into powerful insights. With the new solution powered by SAP HANA, utility companies can help customers adopt more sustainable energy-use practices.

¡

SAP BusinessObjects Strategic Workforce Planning application, launched in December 2010, is powered by SAP HANA to support advanced capabilities that manage and optimize a company’s workforce planning processes.

Accelerators for SAP HANA

In September 2011, SAP released the SAP CO-PA Accelerator software for cost and profitability analysis, improving the speed and depth of working with large volumes of financial data. This solution can be implemented with the wider SAP BusinessObjects EPM solutions portfolio to help organizations create a complete picture of their cost and profit drivers. Deployed either by SAP Consulting as a rapid-deployment solution, or by an experienced SAP partner, the SAP CO-PA Accelerator helps companies engage in faster and more efficient profitability cycles and month-end closing processes.

We also released SAP Customer Segmentation Accelerator software, designed to help marketing departments analyze and segment in new ways. The solution helps organizations build highly specific segmentation on high volumes of customer data and at unparalleled speed. Marketers can now work with massive populations of granular data to better understand customer demand, behavior and preferences — targeting the right customers with the right offers across every segment, tactic, and channel. The accelerator is also delivered as a rapid-deployment solution to ensure a quicker time to value.

Patents

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R&D has resulted in numerous patents. In 2011, we obtained 756 granted and validated patents worldwide. Our portfolio includes patent families covering, for example, SAP Business Suite software, SAP BusinessObjects products, SAP Business ByDesign, and Sybase products.

While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.

Research and Development      103

PARTNER ECOSYSTEM

SAP customers want choice when it comes to partnering with companies best suited to their needs — choice in the solutions they implement and choice in their source for purchasing, implementing, and supporting those solutions. Our ecosystem and channels strategy delivers open choices to customers through a collaborative, innovative, and interactive network of partners, customers, and individuals. Tapping into this ecosystem, customers are connected with a diverse set of providers and resources to help them succeed and become best-run businesses. By teaming with our partners, we can offer customers more innovation, more flexibility, and more variety in the solutions we offer than we could alone. Customers, in turn, can rapidly experience benefits of the best software available from the world’s leading software, services and technology companies, including emerging technologies, such as in-memory computing, cloud computing, and mobility, as well as analytics and line-of-business solutions.

A key factor for the success of our ecosystem strategy is the SAP PartnerEdge program, which promotes productive partnerships and consistent service quality for a variety of SAP partner types. Since a thriving partner ecosystem is central to our success, we have expanded the program to better serve our partners by providing more functional enhancements, operational improvements, and increased program benefits.

In 2011, we continued to expand our ecosystem in ways that deliver timely innovations to the market to help create a technology landscape for customers today, as well as for the future. We ended 2011 with more than 11,000 partners of various types from services, technology, software, original equipment manufacturers (OEMs), and value-added resellers (VARs) and distributors. As a result of these local, regional and global partnerships, SAP continues to fuel innovation with customers and partners worldwide in its five market categories, as detailed by some examples in 2011:

¡

Applications: SAP now offers SAP Application Visualization software by iRise, which accelerates solution design by improving communication between business users and IT departments. The SAP Social Media Analytics application by NetBase delivers marketers more accurate real-time analytics for understanding their markets and customers through the social Web. SAP Intelligence Analysis for Public Sector by Palantir helps public safety and security agencies run better, so that communities will run safer. And the SAP Defense Command and Control application by Systematic helps advance frontline logistics.

¡

Analytics: SAP Crystal Server 2011 software and the 4.0 release of SAP BusinessObjects Edge BI software are now being resold by channel partners. The software is designed to enable small and midsize enterprises, as well as lines of business, to better understand all facets of their businesses and make confident, data-driven decisions as events unfold, in real time. SAP is building on its collaboration with Google to help customers manage large data volumes in intuitive, visual displays and facilitate faster, better-informed decisions. SAP will enhance its business analytics software with location-based data capabilities, allowing people to interact with realtime information on Google Maps.

¡

Mobile: SAP and Accenture announced a relationship to develop and deploy new mobility solutions, which leverage Sybase Unwired Platform to tap new growth opportunities in the market for enterprise mobility. SAP also has opened up mobile solutions from the Sybase portfolio to partners within our global ecosystem, enabling SAP value-added resellers the opportunity to sell Sybase-branded enterprise mobility apps and solutions for application development, device management, and security. In addition, SAP expanded its relationship with Verizon to jointly market and sell key components of Verizon’s Managed Mobility portfolio so that customers can easily access their on-premise and cloud-based SAP applications virtually anytime and anywhere.

104      Management Report

¡

Cloud: SAP partnered with Amazon, Dell, IBM, Microsoft, and Verizon to deliver enterprise solutions in the cloud as part of our commitment to provide customers with flexibility in software deployment options and innovations in cloud computing. SAP announced it is working in a three-way strategic collaboration with EMC and VMware to develop tools and services that make it easier for customers to adopt cloud and run SAP systems in cloud infrastructures with increasing levels of automation. We also expanded our solution reseller program for SAP Business ByDesign to 11 countries.

¡

Database and Technology: SAP expanded its relationship with OpenText, announcing two new applications for SAP NetWeaver Portal developed by SAP and OpenText: SAP Portal Content Management, an enterprise solution for managing document-related content, and SAP Portal Site Management, a solution helping a broad number of users easily manage Web content.

Collaboration and Structure

Best-run businesses require best-in-class technologies to enable and drive success. For this to be possible, customers need choice in solutions and partners, and access to rapid innovation and a speedy time to value from their investments. SAP offers a number of partner programs to enhance co-innovation and help partners to grow their business in new ways, while reaching customers through creative new channels. SAP also fosters a number of different communities — interactive networks of developers, customers and partners — that come together to collaborate on a broad range of topics.

¡

SAP Community Network: With over two million members in more than 200 countries, SAP Community Network is where customers, partners, employees, and experts go to exchange news and work together. It comprises the SAP Developer Network community, the Business Process Expert community, the Business Analytics community, the SAP University Alliances community, and SAP EcoHub online marketplace.

¡

SAP Store: The online or “e-channel” for enterprise solutions and services from SAP and partners, SAP Store, offers quick, easy to implement solutions that are built and suited for the online environment, including business analytics, mobile apps, cloud solutions, and other business process software and services. SAP Store offers over 1,200 solutions from both SAP and over 600 solution partners. SAP Store offers customers access to information, insights and ability to trial applications before purchase for truly informed decision making.

¡

SAP solution extensions: Developed by independent partners, solution extensions integrate easily with SAP software, offering customers cross-solution and cross-industry functions that complement SAP solution offerings. Solution extensions are sold by SAP as SAP-branded offerings. A number of new solution extensions were introduced in 2011, including from partners IBM, iRise, Systematic, and Palantir.

¡

SAP OEM partner program: Through this program, more than 800 partner participants embed SAP technology into their products for end-user benefit. A dedicated team of SAP integration experts works closely with our OEMs — from onboarding to enablement — to ensure that they have the tools and products they need to embed or integrate SAP technology with their solutions or service offerings to meet their customers’ needs most efficiently. In doing so, they also expand the reach of SAP offerings, including the SAP BusinessObjects portfolio, SAP Business Suite, SAP HANA, and solutions from Sybase, into new and different markets.

¡

SAP Co-Innovation Lab: The global SAP Co-Innovation Lab network is aimed at driving and facilitating innovative projects between SAP and its partners, both globally and in the regions. Lab facilities are located in Bangalore, India; Palo Alto, California (United States); São Paulo, Brazil; and Tokyo, Japan. Additional expert teams are located in Walldorf, Germany, and Seoul, Korea. Since the inception of SAP Co-Innovation Lab in 2007, SAP and its partners participating in lab projects have strived to create innovative solutions; accelerate technology adoption and enablement; provide a global, shared project infrastructure; and showcase joint achievements. The formation of SAP Co-Innovation Lab is made possible through the support of sponsoring partners Cisco, F5, HP, Intel, NetApp, and VMWare.

Partner Ecosystem      105

Finance Plan for SAP Solutions

To help companies invest in SAP solutions and the associated services and hardware, we work with leading global financiers that specialize in IT financing to deliver the SAP Financing service, a financing structure for customers. Since its inception, it has become a firmly established SAP Services offering, having helped arrange more than 3,200 finance deals for SAP customers in all segments — small businesses, midsize companies, and large enterprises. To give customers flexibility to choose among potential economic benefits, the plan offers all of the popular financing models with their different advantages: It can help conserve liquidity and it provides an alternative to credit from their existing banking relationships.

106      Management Report

ACQUISITIONS AND DISPOSALS

Strategic Acquisitions

SAP’s acquisition strategy complements existing applications and solutions with innovative technologies and capabilities while maintaining its track record of organic growth. We made the following acquisitions in 2011:

¡

In February, we acquired security software, identity and access management software, and development and consulting resources from SECUDE, a Swiss company. The acquisition enables us to provide secure client-server communications to customers without the need for third-party offerings. It underscores our commitment to investing in product security for our customers and users, and fulfills a key customer requirement by shipping SAP solutions with default security software.

¡

In September, we acquired Right Hemisphere, a leading provider of visual enterprise solutions. The 3-D model-based visualization and communications technologies from Right Hemisphere enable visual navigation and interrogation of an entire product or asset and all of its associated data in one unified environment. The addition of visualization capabilities to our core product offerings will help customers across diverse industries accelerate time to market, increase people and asset productivity and improve information quality and processes across all lines of businesses.

¡

In November, we acquired Crossgate, a leading provider of hosted B2B integration services. Crossgate enables companies to fully integrate and network with trading partners, clients and suppliers, allowing electronic data exchange with any business partner regardless of its technical capability. As a result of this acquisition, we can provide an easy way for trading partners to collaborate, share data, and automate processes that link customers and suppliers for streamlined B2B e-commerce.

¡

In December, we announced our intention to acquire SuccessFactors, the market-leading provider of cloud-based human capital management (HCM) solutions. Our cash tender offer was successfully completed on February 21, 2012. We have acquired more than 90% of the SuccessFactors ordinary shares. The acquisition will add SuccessFactors’ team and technology to SAP’s cloud assets, significantly boosting our momentum as a provider of cloud applications, platforms, and infrastructure. In combination, SAP and SuccessFactors will offer a full range of advanced end-to-end cloud and on-premise solutions for all key business processes.

Disposals

In November, we sold 100% of our shareholding in Steeb Anwendungssysteme, Abstatt, to All for One Midmarket. Steeb Anwendungssysteme is one of the leading SAP system resellers in Germany, with approximately 1,000 customers — almost all in Germany.

Venture Activities

Over the past 15 years, we have partnered with outstanding entrepreneurs worldwide to build industry-leading businesses. We seek to invest in innovative, fast-growing companies with a proven product and business model, and provide our portfolio companies with the expertise, relationships, geographic reach, and capital to help them grow their business and scale their revenues. We invest globally with a particular focus on emerging companies in Europe, India, and the United States, as well as in Brazil and China in the future.

In 2011, we made new investments in the following companies:

¡

Control4, based in Salt Lake City, Utah (United States), provides operating systems for the smart home, delivering intelligent control over consumer electronics products, appliances, and networking systems through an easy-to-use and intuitive software interface.

Acquisitions and Disposals      107

¡

Alteryx, based in Irvine, California (United States), provides an integrated, location business intelligence applications platform for delivering fast, extensible, and spatially-enabled business analytics tools and services.

¡	OpenX, based in Pasadena, California (United States), is a leading independent provider of digital advertising technology that enables businesses to manage and grow their online advertising revenue.

¡

JustDial, based in Mumbai, India, is the leading local search engine in India focused on providing consumers with immediate access to fast, reliable, and comprehensive information on businesses, products, and services across India.

¡	SAVO Group, based in Chicago, Illinois (United States), is a leading provider of cloud-based collaborative sales enablement solutions.

¡

One97 Communications, based in New Delhi, India, provides mobile value-added services to mobile operators, consumers, and enterprises in India including mobile content, advertising, and commerce services.

¡	Box.net, based in Palo Alto, California (United States), provides a secure content sharing and collaboration platform in the cloud.

¡	Lithium, based in Emeryville, California (United States), is a leading provider of cloud solutions that accelerate business through social customer experience for both customers and employees.

108      Management Report

EMPLOYEES AND SOCIAL ENGAGEMENT

To deliver on our vision to make the world run better, SAP needs the best people with the right skills who are motivated to deliver customer value and innovation. It is our people who are responsible for the sustainable and profitable growth of our Company.

SAP entered 2011 with a renewed focus on people. Over the course of the year, we demonstrated significant progress in the execution of our people strategy, which was introduced at the end of 2010. Programs were introduced to further promote diversity in our workforce, develop and support our next generation of leaders, better leverage the talent in our workforce, and simplify important human resources (HR) processes. All of these programs enhance both our economic sustainability and our efforts to create a more sustainable world. Addressing society’s environmental and social challenges requires that we apply our talent as effectively as possible, enabling our employees to reach their full creative potential. This creativity serves our entire business, driving innovation throughout all of our operations and enabling us to better serve our customers.

Leadership

Reaching our ambitious business goals will demand a high degree of innovation from our employees; fostering this environment of innovation will require specific leadership competencies. Leaders must be able to inspire and motivate, act as role models, attract new talent, retain talented employees, and develop people for the future.

In 2011, all senior leaders reporting directly to the Executive Board participated in a comprehensive Executive Assessment Process, designed to support their development and ensure that they are equipped with the skills to successfully execute SAP strategy. In addition, a comprehensive suite of leadership programs are accessible to all levels of management within the Company.

Global Talent Recruitment

As a truly global corporation, SAP recruits employees from all over the world to meet our strategic workforce requirements. We attract an increasingly international workforce that allows us to target activities according to the strengths and expertise of our people in various locations. This is very important as we seek to deliver continuous customer innovation in our core business as well as key growth areas, which may require new talent with different skill sets.

Our approach to recruitment strives to identify the most diverse pool of qualified candidates for any open position, reflecting local labor markets and taking into consideration the evolving needs of our customers. Each region ensures that open positions are advertised in a transparent manner designed to reach the most varied population possible.

Developing and Retaining Talent

SAP has a remarkably talented base of employees for whom we strive to provide a culture of continuous learning and development. SAP invests in and actively encourages talent development through challenging work assignments, collaboration with peers, and attending formalized programs. We offer employees a multitude of offerings through a centralized learning management system. Offerings include instructor-led classes, e-learning courses, online books, virtual classrooms, and online videos. Training can address soft skills, such as presentation training or self-promotion techniques, as well as SAP-specific topics that help employees build and support functional or business-specific skills.

The employee retention rate at SAP worldwide was 93% in 2011 (2010: 93%). We define “retention” as the ratio of the average headcount minus employee-initiated terminations (turnover) divided by the average headcount expressed in full-time equivalents (FTEs). In 2011, the average length of service at SAP worldwide was approximately 6.7 years (2010: 6.4 years).

Employees and Social Management      109

In 2011, the employee retention rate was 92% (2010: 92%) in the Americas region; 88% (2010: 86%) in the APJ region; and 95% (2010: 96%) in the EMEA region.

Sharing in SAP’s Success

Only highly motivated employees deliver the top-quality work that our customers demand. To retain them, we must not only engage their hearts and minds, but also provide attractive employment conditions. In addition to competitive salaries and benefits, we offer performance and reward-management programs that reflect SAP’s business success as well as an employee’s individual contribution.

In 2011, SAP again offered employees a share-based payment plan, Share Matching Plan 331 (SMP 331). SMP 331 rewards employees for their loyalty to and personal investment in SAP by fostering a long-term commitment through share ownership. SMP 331 features an easy investment formula: Buy three or more shares at a 40% discount; keep them for three years; get one share free for every three shares held. In 2011, 56% of all eligible employees participated in the SMP 331, compared to 60% in 2010. We service the share matching plan with treasury shares, and, to a small extent, with new shares from authorized capital.

SAP strongly believes in recognition programs that tie financial reward to employee performance and company success. For the second year, the Stock Option Plan 2010 (SOP 2010) targeted top executives and top performers for an allotment of stock options. Altogether, nearly 8,000 employees were granted options in 2011.

In 2011, we also rolled out a new bonus plan affecting more than 34,000 non-revenue-generating employees, replacing multiple plans that were previously in use. The new plan ties payouts more closely to company results and ensures that rewards for excellent individual performance are significantly higher.

In January 2012, we announced a new share-based payment plan. The Employee Participation Plan 2015 is a multi-year cash-based share plan. It will be offered to all SAP employees except members of the Executive Board and the senior leadership team. The new plan creates a common financial incentive and reward for achieving our 2015 goals and will be offered in addition to the existing participation programs, such as bonus plans, the share matching plan, and others. For more information, see the Events after the Reporting Period section.

Diversity

For SAP, a diverse workforce is not only a reality, but the key to our sustainable growth, innovation, and success. Diverse points of view drive new approaches to solving complex problems, which include operating within the constraints of the natural world and expanding economic opportunity for all people. More than 55,000 employees from more than 120 nationalities contribute to the success of SAP, in an environment that values differences in culture, race, ethnicity, age, gender, sexual orientation, gender identity or expression, and physical ability.

We have a range of policies and initiatives that foster diversity: Work/life balance options, such as flextime at many of our locations; part-time, sabbatical, and early-retirement working models; home offices; support for working parents (parent/ child offices and child care facilities, for example); targeted recruitment and training strategies; and comprehensive health plans.

While SAP considers all aspects of diversity to be critical for driving creativity and innovation, in 2011, the topic of gender diversity was in the spotlight. In May, SAP committed to increasing the number of women in management positions from then 18% to 25% by 2017. Given that women continue to be significantly underrepresented in engineering, science, and information technology studies, this is an ambitious goal. To achieve it, SAP is implementing concrete initiatives such as increasing the percentage of female recruits in our pipeline; recognizing women with management potential and ensuring that they receive appropriate support such as mentoring programs; and increasing employee and manager awareness programs on the importance of diversity for our long-term success.

110      Management Report

In 2011, our overall percentage of women in the workforce remained stable at 30%, and the percentage of women in management positions increased from 17.8% to 18.7%. The average age of our employees in 2011 was approximately 39 years (2010: 39 years).

Employee Engagement

The engagement of our employees is a leading indicator of being an employer of choice and our ability to deliver innovative solutions to the market. Engagement also fuels our work in sustainability, as our employees help us save energy, reduce our emissions, and develop new solutions to meet environmental and social challenges.

We measure employee engagement as a combination of commitment, pride, and loyalty to SAP. In our 2011 internal employee survey, our overall engagement score increased to 77%, above what we have achieved in a number of years and higher than at comparable companies. 88% of our employees said they are proud to work at SAP, and 87% said they believe strongly in our strategy and goals. The survey results also indicate that sustainability is now viewed by employees as central to our purpose with 89% of our global employee population agreeing that “it is important for SAP to pursue sustainability,” a 12% increase over 2009.

Employee Health

SAP’s health management organization has developed a holistic and comprehensive program to promote our employees’ physical well being, as well as their need for a healthy work environment. This focus promotes innovation, engagement, the long-term wellbeing of our employees, and customer value.

We use the Business Health Culture Index (BHCI) to measure the stress/satisfaction balance of employees, an indicator of organizational health and readiness to meet strategic objectives. In 2011, our BHCI was 65% compared to 59% in 2010. Our goal was to stay above 60%. Our specific health programs address the range of needs of employees who have sedentary, highly demanding intellectual jobs — from physical well-being to stress management and leadership workshops.

Social Engagement

In 2011, we gave €16.1 million in cash donations to non-governmental and nonprofit organizations. In addition, we donated software to 860 eligible nonprofit organizations, activated more than 100,000 employee volunteer hours and impacted more than 1,100,000 lives to enhance education for underserved youth and propel emerging entrepreneurs to foster economic growth in our communities. Through the University Alliances program, we donate licenses for business software to more than 1,100 schools and universities and improve career opportunities in business and information technology for more than 200,000 students worldwide.

We view our efforts to create social impact as more than just the “right thing to do,” but as strategic to our success. We are investing our financial resources, talent, and technology to create a sustainable future for society and our Company. Economic growth and entrepreneurship drive new business opportunities for SAP. Focusing on education ensures that we have access to a pipeline of talent. At the same time, we see enormous opportunity to utilize our technology, our employees’ skills, and our other resources to help improve people’s lives throughout the world.

Employees and Social Engagement      111

Global Employer Recognition

Thanks chiefly to our employees’ enthusiasm, SAP is regularly recognized as an employer of choice in markets around the world. Examples of recent awards and recognition we gained in 2011 are:

¡	SAP Labs India ranked 4th in the Dataquest-CMR Best Employer Survey 2011.

¡	SAP Brazil and SAP Labs Latin America ranked among the best companies to work for in Brazil by prestigious business magazines Exame and Você S/A.

¡	SAP Labs in Palo Alto, California was named to the Bay Area News Group’s “Top Workplaces 2011” list.

¡

For the second time since 2009, we were awarded the German Federal Ministry of Labor and Social Affairs (Bundes-ministerium für Arbeit und Soziales) Corporate Health Award for exemplary global employee health management.

¡	SAP was recognized as one of the top five in the “Best Diversity Image” category in the first annual German Diversity Prize, sponsored by McKinsey & Company, Wirtschafts-Woche magazine, and Henkel.

¡	Trendence Institute ranked SAP as the third most-popular employer for IT graduates in Germany in the “Graduate Barometer 2011.”

For more information about employee engagement and retention, diversity, and employee health, see our Sustainability Report at www.sapsustainabilityreport.com.

Headcount

On December 31, 2011, our total worldwide headcount expressed in FTEs was 55,765 (December 31, 2010: 53,513 FTEs). This represents an increase in headcount of 2,252 FTEs in comparison to 2010. Of the overall headcount increase in 2011, 403 resulted from acquisitions. The average number of employees in 2011 was 54,346 (2010: 49,970).

Number of Employees

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part time and certain people who are employed by SAP but who for various reasons are not currently working are excluded from our figures. Also, certain temporary employees are not included in our figures. The number of such temporary employees is not material.

On December 31, 2011, the largest number of SAP employees (50%) were employed in the EMEA region (including 29% in Germany), while 28% were employed in the Americas region (including 19% in the United States) and 22% in the Asia Pacific Japan (APJ) region.

Because we invested in support in 2011, our support headcount increased in all regions. Our worldwide headcount in the field of software and software-related services grew 14% to 8,963 (2010: 7,885). Professional services and other services counted 13,268 employees at the end of 2011 — a slight increase of 1% (2010: 13,152). Our R&D headcount remained relatively stable

112      Management Report

in comparison to the prior year at 15,861 FTEs (2010: 15,884). Sales and marketing headcount grew 7% to 11,780 at the end of the year (2010: 10,987), because we also invested in the sales and marketing of our products and services in 2011 and employed more sales staff in all regions with a strong focus on the emerging markets. Our general and administration headcount increased 4% to 3,735 full-time employees at the end of the year (2010: 3,576). Our infrastructure employees, who provide IT and facility management services, numbered 2,158, an increase of 6% (2010: 2,029).

Employees by Functional Area

In the Americas region headcount increased by 690, or 5%; in the EMEA region the increase was 711 or 3%; in the APJ region it was 851 or 7%.

Our personnel expense per employee was approximately €108,000 in 2011 (2010: approximately €105,000). The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people we employed, see the Notes to the Consolidated Financial Statements section, Note (8).

Employees and Social Engagement      113

ENERGY AND EMISSIONS

Serving our customers, pursuing our strategy of innovation, and driving toward sustainable success all demand that we address our environmental impact. We recognize the need to do our part to reduce the emissions that contribute to climate change and to become more energy efficient. These efforts bring tangible benefits not just to the environment, but to our business. New efficiencies drive significant savings that directly impact our financial performance. These savings also enable us to invest further in innovation, as well as sustainability initiatives such as our increased purchase of renewable energy.

By working to improve our efficiency, we have learned what it takes to do so. We are better positioned to design solutions to help our customers thrive in a resource-constrained world. We have been challenged to solve problems in new ways, making us more innovative and driving financial success for our Company, employees, investors, and other stakeholders. In addition, our focus on becoming more sustainable has engaged our employees, who overwhelmingly indicate in the employee survey 2011 that these efforts are important to SAP.

We assess our progress on energy and greenhouse gas emissions through four key performance indicators that reveal not just how well we are addressing our environmental impact, but also our broader performance in terms of forging new solutions and executing on our strategy.

¡

Carbon footprint: We recognize our responsibility to protect the environment by lowering emissions contributing to climate change. SAP’s goal is to reduce total greenhouse gas emissions to levels of the year 2000 by 2020. For the fifth consecutive year, we increased our carbon efficiency, from 36.3 grams per euro in 2010 to 34.4 grams per euro in 2011 (measured in emissions caused per euro revenue). In parallel with the increase in our revenue, some activities required to support our business, such as travel to serve our customers, also increased, which ultimately led to an increase in our total greenhouse gas emissions. SAP’s greenhouse gas emissions increased 8% worldwide to 490 kilotons (2010: 455 kilotons, including Sybase). Our focused sustainability initiatives have led to a cumulative cost avoidance of €190 million since 2008 in comparison to a business-as-usual extrapolation based on 2007. The experience we gain from our own initiatives helps us develop software to help our customers with their energy efficiency programs, and so contributes to the success of our business.

¡

Total energy consumption: Our total energy consumption includes all energy produced or purchased by our organization. Reducing our energy consumption positions us to weather anticipated increases in energy prices, and enables us to better serve customers that are increasingly focused on exercising energy- and emission-aware purchasing strategies. Our total energy consumption increased 2% from approximately 845 gigawatt hours in 2010 to 860 gigawatt hours in 2011 due to the growth of our business. Specifically, we can trace this increase to our data centers and corporate cars. While our total consumption went up, however, our efficiency also improved. For example, while the number of cars in our fleet increased to accommodate growth, the energy consumed per car decreased. In 2011, we implemented a range of efficiency projects in such areas of our business as our buildings and data centers.

114      Management Report

¡

Data center energy: We focus on making data centers more energy efficient by measuring and managing the data center energy consumption per employee. These efforts are part of our larger green IT strategy, which also includes working with customers and hardware providers to forge new sustainable solutions. Despite our continuous efforts, the growth in our business has led to an increase of data center energy intensity from 2,746 kilowatt hours per FTE (2010) to 2,824 kilowatt hours per FTE in 2011.

¡

Renewable energy: SAP continues to expand its use of electricity from renewable sources, both to decrease our reliance on fossil fuels and nuclear power and to support an emerging market that is crucial for a sustainable future. We purchase some of this green electricity from local utility companies and produce some using solar panels on our facilities. At the end of 2011, approximately 47% of our total electricity consumption stemmed from renewable sources, up from 45% in 2010.

For more information about how SAP solutions help companies run better from environmental, social, and economic perspectives, see the Portfolio of Software and Services section.

Energy and emissions      115

FINANCIAL MEASURES CITED IN THIS REPORT

Measures we Use to Manage Operating Performance

We use various performance measures to help promote our primary goal of sustained growth in corporate value and our ancillary goal of profitable revenue growth. The following are the key measures we used in 2011:

¡

Non-IFRS SSRS revenue: Our software and software-related service (SSRS) revenue includes software and support revenue plus subscription and other software-related service revenue. The principal source of software revenue is the fees customers pay for software licenses. Software revenue is our key revenue driver because it tends to affect our other revenue streams. Generally, customers who buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. We generate subscription and software-related service revenue when we provide software on subscription or in a cloud mode, that is, with obligatory hosting terms. Software revenue also tends to stimulate service revenue from consulting and training sales.

¡

Non-IFRS operating profit/non-IFRS operating margin: In 2011, we used non-IFRS operating profit/non-IFRS operating margin and constant currency non-IFRS operating profit/ non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

Measures we Use to Manage Non-Operating Performance

We use the following performance measures to manage non-operating items:

¡

Finance income, net: This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.

¡

DSO and DPO: We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures we Use to Manage Overall Performance

For managing our overall performance we use the following measures:

¡

Earnings per share (EPS): EPS measures our overall performance, because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes, but also by the weighted average number of shares outstanding. We believe that stock repurchases and dividend distributions are a good means to return value to shareholders in accordance with the authorizations granted by them.

116      Management Report

¡	Effective tax rate: We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

¡

Operating, investing and financing cash flows: Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities.

Value-Based Management

Our holistic view of the performance measures described above together with our associated analyses comprise the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multi-year plan until 2015. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multi-year plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis to quantify whether we expect to realize our strategic goals and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Measures Used in This Report

Like in prior years, we provided our 2011 outlook on the basis of certain non-IFRS measures as described above. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2011 against that outlook.

This introductory section provides:

¡	A reconciliation of IFRS measures to the respective and most comparable non-IFRS measures

¡	An explanation of the non-IFRS measures we disclose in this report including an explanation of changes we made effective from January 1, 2012

¡	The reasons why management believes these non-IFRS measures are useful to investors and the limitations of these measures

¡	An explanation of our constant currency information

Reconciliations of IFRS to Non-IFRS Numbers for 2011 and 2010

The following tables reconcile our IFRS numbers to the respective and most comparable non-IFRS numbers for each of 2011 and 2010. Our 2010 non-IFRS comparative amounts have been adjusted to conform to the amended non-IFRS definitions introduced in 2011 that also exclude expenses for share-based compensation and restructuring. Due to rounding, the sum of the numbers presented in these tables might not precisely equal the totals we provide.

Financial Measures Cited in This Report      117

Reconciliations of IFRS to Non-IFRS Numbers for 2011 and 2010

€ millions, unless otherwise stated

	for the years ended December 31,
	2011					2010
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS
Revenue
Software revenue	3,971	0	3,971	96	4,067	3,265	0	3,265
Support revenue	6,967	27	6,994	58	7,052	6,133	74	6,207
Subscription and other software-related service revenue	381	0	381	-1	380	396	0	396
Software and software-related service revenue	11,319	27	11,346	153	11,499	9,794	74	9,868
Consulting revenue	2,341	0	2,341	35	2,376	2,197	0	2,197
Other service revenue	573	0	573	8	581	473	0	473
Professional services and other service revenue	2,914	0	2,914	43	2,957	2,670	0	2,670

Total revenue	14,233	27	14,260	196	14,456	12,464	74	12,538

Total operating expenses
Cost of software and software-related services	-2,107	285	-1,822			-1,823	202	-1,621
Cost of professional services and other services	-2,248	32	-2,216			-2,071	18	-2,053
Research and development	-1,939	41	-1,898			-1,729	23	-1,706
Sales and marketing	-3,081	127	-2,954			-2,645	95	-2,550
General and administration	-715	30	-685			-636	26	-610
Restructuring	-4	4	0			3	-3	0
TomorrowNow litigation	717	-717	0			-981	981	0
Other operating income/expense, net	25	0	25			9	0	9

Total operating expenses	-9,352	-198	-9,550	-127	-9,677	-9,873	1,342	-8,531

Operating profit and margin
Operating profit	4,881	-171	4,710	69	4,779	2,591	1,416	4,007
Operating margin in %	34.3		33.0		33.1	20.8		32.0

118      Management Report

Explanation of Non-IFRS Measures

We disclose certain financial measures, such as non-IFRS revenue, non-IFRS operating expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS earnings per share, constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating expenses, operating profit, operating margin, earnings per share or other measures of financial performance prepared in accordance with IFRS.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. In 2011, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

¡	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

¡	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit measures rather than the respective IFRS measures.

¡	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS numbers.

¡	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

¡	Both our internal performance targets and the guidance we provided to the capital markets are based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Non-IFRS Revenue

Revenue items identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.

In light of our continuing focus on the cloud business and considering our recent acquisition of SuccessFactors, we are widening the range of revenues for which acquisition-related deferred revenue write downs are adjusted for in determining our non-IFRS revenue and profit numbers. We continue to adjust for deferred revenue write downs, that is for revenues that would have been recognized had the acquired entities remained stand-alone entities but that we are not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. However, in the definitions of our non-IFRS measures used through 2011, such adjustments for deferred revenue write downs were limited to support revenue. From 2012 onwards, we will also make such deferred revenue write

Financial Measures Cited in This Report      119

down adjustments for cloud subscription revenue and other similarly recurring revenues. All other non-IFRS measures will remain unchanged. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we do not restate prior period non-IFRS measures to align with the new definition.

Non-IFRS Operating Expense

Operating expense figures that are identified as non-IFRS operating expenses have been adjusted by excluding the following expenses:

¡	Acquisition-related charges

-	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

-	Settlements of pre-existing business relationships in connection with a business combination

-	Acquisition-related third-party expenses

¡

Discontinued activities: Results of discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. Under U.S. GAAP, which we reported under until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were separate, but were not a major line of business and thus did not qualify for separate presentation under IFRS.

¡	Expenses from our share-based compensation plans

¡	Restructuring expenses

Non-IFRS Operating Profit, Non-IFRS Operating Margin, and Non-IFRS Earnings Per Share

Operating profit, operating margin, and earnings per share identified as non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share have been adjusted from the respective IFRS measures by adjusting for the above-mentioned non-IFRS revenue and non-IFRS operating expenses.

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities, share-based compensation expenses and restructuring expenses.

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

¡

The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

¡

The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions and discontinued activities.

¡

Non-IFRS and non-GAAP measures are widely used in the software industry. In most cases, our non-IFRS measures are more suitable for comparison with our competitors’ corresponding non-IFRS and non-GAAP measures than are our IFRS measures.

120      Management Report

Additionally, we believe that our adjustments to our IFRS numbers for the results of our discontinued TomorrowNow activities are useful to investors for the following reasons:

¡

Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued operations and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

¡

By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow activities, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009. That enhances the comparability of SAP’s performance measures before and after the full IFRS migration.

We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

We believe that our non-IFRS financial measures described above have limitations, including but not limited to the following:

¡	The eliminated amounts may be material to us.

¡	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

-	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

-	While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

-	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

-	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

-	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

-	Our discontinued activities and restructuring charges could result in significant cash outflows. The same applies to our share-based compensation expense because most of our share-based compensation plans are to be settled in cash rather than shares.

-	The valuation of our cash-settled, share-based payment plans could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

-	We have in the past issued share-based compensation awards to our employees every year, and intend to continue doing so in the future. Thus our share-based compensation expenses are recurring although the amounts usually change from period to period.

Financial Measures Cited in This Report      121

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

Constant Currency Information

We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period- over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency revenue and operating profit measures by translating foreign currencies using the average exchange rates from the previous year instead of the current year.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency measures in non- IFRS revenue and non-IFRS operating profit measures on the one hand and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Free Cash Flow

We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases, other than purchases made in connection with business combinations, of intangible assets and property, plant, and equipment.

Free Cash Flow

€ millions

	2011	2010	Change in %
Net cash flows from operating activities	3,775	2,922	29
Purchase of intangible assets and property, plant, and equipment	-445	-334	33
Free cash flow	3,330	2,588	29

122      Management Report

ECONOMIC CONDITIONS

Global Economic Trends

The growth of the global economy became steadily more sluggish in 2011. At the same time, heightened uncertainty and growing tensions on the financial markets had led to a worldwide decrease of confidence in financial systems among companies and consumers by the end of the year, according to the latest report by the European Central Bank (ECB). The International Monetary Fund (IMF) paints a similar picture of the global economy in 2011, and it remarks that it had not expected developments to take that course after the upturn in 2010. The Organisation for Economic Co-operation and Development (OECD) notes that growth was especially slow in the advanced economies in 2011, whereas the emerging markets grew vigorously, though not as rapidly as the year before.

The ECB reports that the economic situation in the Europe, Middle East, and Africa (EMEA) region in 2011 was held back by the tensions on the financial markets in the euro area. In particular, it expected economic activity to grow weaker in the euro countries in the final quarter of the year. A key factor was declining demand on European financial markets, which made financing generally more difficult. The OECD even talks of a “mild recession,” caused by decreasing domestic and export demand. On the other hand, for countries in the Middle East and Africa that did not experience serious civil unrest, high energy prices and strong demand from the emerging markets boosted economic growth, the ECB says.

In the Americas region, throughout 2011 growth was slowest in the United States, although the ECB did report a short-lived remission there in the third quarter. According to the IMF, the reason for the slow growth was that government stimulus programs proved inadequate to generate sufficient consumer or business demand. For the rest of the region, only South America enjoyed strong economic growth in 2011, says the IMF.

In the Asia Pacific Japan (APJ) region, different circumstances gave rise to different economic outcomes in 2011. In Japan, the determining factors were the earthquake in March followed by the associated tsunami and nuclear disaster, from which the Japanese economy made a surprisingly quick recovery during the remainder of the year, according to both the ECB and the OECD. While growth in Japan decreased in the first half of the year, not least because of the preceding economic crisis, it turned around in the second half of the year as a result of increased domestic demand and strong export sales. In contrast, the emerging markets in Asia saw economic growth in the high single-digit percentages in 2011. However, the rate of growth did decrease due to slower export growth, explains the ECB. The most rapidly growing economy, China, was also affected, but China’s economy lost only a little momentum in the second half of the year and still achieved a growth rate that almost reached double digits.

The IT Market

Unlike the overall economy, which was increasingly weighed down by sovereign debt problems in many industrialized nations, the global IT market was generally stable in 2011 — aside from certain segments and regions discussed below. That is the view expressed by International Data Corporation (IDC), a market research firm based in the United States. IDC notes that in the BRIC countries (Brazil, Russia, India, and China) IT market growth was well into double-digit percentages.

The software segment continued to grow steadily in 2011, IDC reports. Growth was strongest in the emerging markets and the BRICs. By contrast, economic uncertainty slowed growth in the hardware segment, especially in the second half of the year. Companies in particular held back investment in new hardware toward the end of the year. However, mobile devices such as smartphones and tablets, along with the apps that run on them, were among the growth markets in 2011.

Economic Conditions      123

In the Europe, Middle East, and Africa (EMEA) region, the sovereign debt crisis not only impacted economic development as a whole in several euro area countries, it also weakened the IT market in the second half of year, especially in Western Europe. For these countries the IDC sees IT sales growth floundering in the lower single-digit percentages, and therefore once again reduces its expectations compared to its previous report. However, the major casualty was the hardware segment. The market for software and services was less severely affected.

The Americas region IT market was also stronger in the first half of 2011 than in the second, according to IDC. More than once in the course of the year, it revised its projections for the United States downward in response to gathering economic gloom. But IDC still expects a midrange single-digit growth percentage from the U.S. software market. With the exception of the PC segment, in 2011 the overall IT market was relatively stable in the United States compared with Western Europe.

The defining moment in 2011 for the Asia Pacific Japan (APJ) region was the earthquake off the coast of Japan in March, with its far-reaching consequences for the environment, the people, and the economy of Japan. Although the Japanese IT market has already regained lost impetus, growth was slightly slower over 2011 than in the year before as the country struggled against the economic headwinds.

124      Management Report

ASSETS, FINANCES, AND OPERATING RESULTS

Performance Against Outlook for 2011 (Non-IFRS)

Our 2011 operating profit-related internal management goals and published outlook guidance were based on non-IFRS numbers. For this reason, in this section we discuss performance against our outlook exclusively and expressly in terms of non-IFRS numbers derived from IFRS measures. All discussion in the Operating Results (IFRS) section is in terms of IFRS measures, and the numbers in that section are not explicitly identified as IFRS measures.

Outlook for 2011 (Non-IFRS)

At the beginning of 2011, we forecast that our software and software-related service revenue (non-IFRS) would increase between 10% and 14% in 2011 on a constant currency basis (2010: €9,868 million). We expected that software revenue would grow more quickly than software and software-related service revenue. We forecast that all regions would contribute to this growth, although we expected more rapid growth in the Americas and APJ regions than in the EMEA region.

We also expected that our operating profit (non-IFRS) for 2011 would be between €4.45 billion and €4.65 billion on a constant currency basis (2010: €4.01 billion). Based on this forecast, we expected operating margin (non-IFRS) to widen 0.5 to 1.0 percentage points on a constant currency basis (2010: 32.0%).

We anticipated an IFRS effective tax rate of between 27.0% and 28.0% in 2011 (2010: 22.5%) and a non-IFRS effective tax rate of between 27.5% and 28.5% (2010: 27.2%).

In April, we confirmed the forecast for 2011 we had published in January. However, owing to our positive performance in the first half, we reported in July that growth for both non-IFRS operating profit and non-IFRS software and software-related revenue was expected to reach the upper end of the range we forecast at the start of the year.

In October, we adjusted the outlook guidance for the IFRS effective tax rate to between 28.5% and 29.5% (2010: 22.5%) due to the effects of the reduction in the provision recorded for the TomorrowNow litigation.

2011 Actual Performance Compared to Outlook (Non-IFRS)

In 2011, we increased our software and software-related service revenue (non-IFRS) by 17% to €11,499 million on a constant currency basis (2010: €9,868 million), clearly exceeding our expectation of 10% to 14% growth announced in January 2011, as well as our revised forecast in July, in which we expected to achieve the upper end of that range. Despite the partially uncertain economic situation in 2011, our new and established customers continued to invest strongly in our products. As a result, software revenue grew more strongly than software and software-related revenue. All regions contributed to the growth, with software revenue growing more rapidly in the Americas and APJ regions than in the EMEA region on a constant currency basis.

In 2011, we achieved an operating profit (non-IFRS) of €4,779 million on a constant currency basis. Thus, we not only clearly surpassed the target of €4,450 million to €4,650 million announced in January, but also our July adjusted forecast, in which we anticipated reaching the upper limit of this range. The non-IFRS operating margin widened 1.1 percentage points to 33.1% on a constant currency basis, which was better than the expected 0.5 to 1.0 percentage point improvement.

We achieved an effective tax rate of 27.9% (IFRS) and 26.6% (non-IFRS), which is lower than the effective tax rate of 28.5% to 29.5% (IFRS) and 27.5% to 28.5% (non-IFRS) projected for 2011. This decrease in comparison to the outlook mainly resulted from the development of profit before taxes at constant currency especially in North America and Europe, and from taxes for prior years.

Assets, Finances, and Operating Results      125

Operating Results (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

We acquired Sybase at the end of July 2010. Therefore, the Sybase results are incorporated in our results only for the months August to December 2010.

Revenue

Total Revenue

Total revenue increased from €12,464 million in 2010 to €14,233 million in 2011, representing an increase of €1,769 million or 14%. This total revenue growth reflects a 16% increase from changes in volumes and prices and a 2% decrease from currency effects. The revenue growth is due primarily to an increase in software revenue of €706 million and an increase in support revenue of €834 million. In 2011, software and software-related service revenue totaled €11,319 million as a result of this increase. Software and software-related service revenue represented 80% of all revenue in 2011 compared with 79% in 2010. In 2011, professional services and other service revenue contributed €2,914 million to our total revenue, representing an increase of 9% compared to 2010.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from software subscriptions, on-demand offerings, software rentals, and other types of software-related service contracts.

Software and software-related service revenue increased from €9,794 million in 2010 to €11,319 million in 2011, representing an increase of 16%. The software and software-related service revenue growth reflects a 17% increase from changes in volumes and prices and a 1% decrease from currency effects.

Software and Software-Related Service Revenue by Region (based on customer location)

Software revenue increased from €3,265 million in 2010 to €3,971 million in 2011, representing an increase of €706 million or 22%. This increase reflects growth of 25% from changes in volumes and prices and a 3% decrease from currency effects.

126      Management Report

Software Revenue by Region (based on customer location)

SAP Business Suite software contributed the greatest share of growth in software revenue, followed by SAP HANA and mobile solutions.

In 2011, our customer base again expanded. Based on the number of contracts concluded, 20% of the orders we received for software in 2011 were from new customers (2010: 23%). The value of orders received for software grew 16% year over year. The total number of contracts signed for new software increased 17% to 59,059 contracts (2010: 50,439 contracts).

Our stable customer base and the continued investment in software by new and existing customers throughout 2011 and the previous year resulted in an increase in support revenue from €6,133 million in 2010 to €6,967 million in 2011. Our SAP Enterprise Support offering generated most of the support revenue. The €834 million or 14% increase in support revenue reflects growth of 15% from changes in volumes and prices and a 1% decrease from currency effects. Our premium offerings and strong growth in revenue from SAP Enterprise Support were among the factors accounting for the increase in support revenue.

Subscriptions and other software-related service revenue declined €15 million or 4% to €381 million (2010: €396 million). This reduction reflects changes in volume and prices only, and results mainly from the fact that global enterprise agreements and other similar long-term license agreements have become less popular among our customers as a contract model. Increasingly, our customers prefer instead to invest in the purchase of software licenses. Consequently, our subscriptions revenue decreased year over year, as expected. We do not expect subscription revenue from long-term license agreements, such as global enterprise agreements and flexible license agreements, in itself to rise significantly in the future.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of training revenue from providing educational services to customers and partners on the use of our software products and related topics, and revenue from the messaging services business acquired from Sybase.

Professional services and other service revenue increased from €2,670 million in 2010 to €2,914 million in 2011, representing an increase of €244 million or 9%. This growth reflects an 11% increase from changes in volumes and prices and a 2% decrease from currency effects.

Consulting revenue increased from €2,197 million in 2010 to €2,341 million in 2011, representing 8% growth from changes in volumes and prices and a 1% decrease from currency effects. Consulting revenue contributed 80% of professional services and other service revenue (2010: 82%). Consulting revenue contributed 16% of total revenue in 2011 (2010: 18%).

Assets, Finances, and Operating Results      127

Other service revenue increased from €473 million in 2010 to €573 million in 2011, representing an increase of 21%. This growth reflects a 23% increase from changes in volumes and prices and a 2% decrease from currency effects. The increase is due mainly to revenues from messaging services and training revenue.

Revenue by Region and Industry

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which includes Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on customers’ locations. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

Total Revenue by Region (based on customer location)

The EMEA Region

In 2011, the EMEA region generated €6,991 million in revenue (2010: €6,263 million) or 49% of total revenue (2010: 50%). This represents a year-over-year increase of 12%. Total revenue in Germany increased 7% to €2,347 million in 2011 (2010: €2,195 million). Germany contributed 34% of all EMEA region revenue (2010: 35%). The remaining revenue in the EMEA region was primarily generated in the UK, France, Switzerland, the Netherlands, Russia, and Italy. Software and software-related service revenue generated in the EMEA region in 2011 totaled €5,529 million (2010: €4,883 million). Software and software-related service revenue represented 79% of all revenue in 2011 compared with 78% in 2010.

The Americas Region

In 2011, 36% of our total revenue was generated in the Americas region (2010: 36%). Total revenue in the Americas region increased 15% to €5,091 million. Revenue generated in the United States increased 14% to €3,699 million. This growth reflects a 20% increase from changes in volumes and prices and a 6% decrease from currency effects. The United States contributed 73% of all Americas region revenue (2010: 73%). Revenue increased 17% to €1,392 million in the remaining countries of the Americas region. This growth reflects a 20% increase from changes in volumes and prices and a 3% decrease from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico. Software and software-related service revenue generated in the Americas region in 2011 totaled €3,958 million (2010: €3,427 million). Software and software-related service revenue represented 78% of all revenue (2010: 77%).

128      Management Report

The APJ Region

In 2011, 15% of our total revenue was generated in the APJ region (2010: 14%); most of the revenue was from Japan. Total revenue in the APJ region increased 22% to €2,151 million. In Japan, total revenue increased 27% to €652 million in 2011, representing a 30% contribution to all revenue generated across the APJ region (2010: 29%). This growth in revenue reflects a 22% increase from changes in volumes and prices and a 5% increase from currency effects. Revenue increased 20% in the remaining countries of the APJ region. Revenue in the remaining countries of the APJ region was generated primarily in Australia, India and China. Software and software-related service revenue generated in the APJ region in 2011 totaled €1,832 million (2010: €1,484 million). Software and software-related service revenue represented 85% of all revenue in 2011 compared with 84% in 2010.

Revenue by Industry

To help us better meet the requirements of existing and potential customers, we restructured our industry groups in 2011, and now serve nine sectors rather than six as in 2010.

The first of our three new sectors, healthcare and life sciences, incorporates healthcare, medicine, and pharmaceuticals, which were previously distributed across our public services and manufacturing process industry groups. The new energy and natural resources sector combines our oil and gas, mining, utilities, and waste management segments. These were previously in our manufacturing process and services industry segments. We have defined our new retail and wholesale sector to focus more strongly on two areas that we had previously included in our consumer products industry sector. We restructured two further sub-areas to reflect changing customer needs. Engineering, construction, and operations, which previously belonged to our manufacturing discrete industry sector, is now included in our services sector. The postal industry has been assigned to the public services industry sector.

Revenue by Industry

We allocate our customers to an industry sector at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that sector.

In 2011, we achieved above-average growth in the following sectors, measured by changes in total revenue: Manufacturing discrete (€2,617 million, at a growth rate of 19%), manufacturing process (€1,461 million, at a growth rate of 16%), retail and wholesale (€1,300 million, at a growth rate of 16%) and consumer products (€1,433 million, at a growth rate of 15%).

Results from the other sectors were as follows: Financial services: €1,196 million, at a growth rate of 13%; public services: €1,399 million, at a growth rate of 12%; services: €2,190 million, at a growth rate of 12%; energy and natural resources: €2,001 million, at a growth rate of 11%; and healthcare and life sciences: €636 million, at a growth rate of 7%.

Assets, Finances, and Operating Results      129

Operating Profit and Margin

Operating Profit and Operating Margin

In 2011, our operating profit totaled €4,881 million (2010: €2,591 million), a significant year-over-year improvement. A contributor to the increased operating profit in 2011 was a €717 million reduction of the TomorrowNow litigation provision. We had increased this provision in 2010, which resulted in a €981 million negative impact on operating profit in that year. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Financial Statements section, Note (24). Overall, revenue increased in 2011 while operating expenses decreased.

Our operating margin widened 13.5 percentage points to 34.3% in 2011 (2010: 20.8%). The reduction of the TomorrowNow litigation provision had a 5.0 percentage point positive effect on operating margin in 2011; in 2010, we had significantly increased the provision, which had a negative impact of 7.9 percentage points on operating margin.

Operating Profit

Operating Margin

In 2011, operating expenses decreased €521 million or 5% to €9,352 million (2010: €9,873 million). This reduction is due primarily to the reduction of the TomorrowNow litigation provision, which we had significantly increased in the previous year.

The sections that follow discuss our costs by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of various customer support costs, the cost of developing custom solutions to address individual customers’ business requirements, and license fees and commissions we pay to third parties for database software and the other complementary third-party products that we sublicense to our customers.

In 2011, costs for software and software-related services rose 16% to €2,107 million (2010: €1,823 million). The main cost driver was an increase in personnel to cover the growing demand for SAP Enterprise Support in 2011, which in turn had a positive effect on support revenue. The license fees and the commissions that we pay to third parties for database software also rose in parallel with the increase in software revenue. The margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2011 at 81% (2010: 81%).

130      Management Report

Cost of Professional Services and Other Services

Cost of professional services and other services consists primarily of the cost of consulting and training personnel and the cost of bought-in third-party consulting and training resources. This item also includes sales and marketing expenses for our professional services and other services resulting from sales and marketing efforts where those efforts cannot be clearly distinguished from providing the professional services and other services.

Costs for professional and other services rose 9% from €2,071 million in 2010 to €2,248 million in 2011. The margin on our professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue widened to 23% in 2011 (2010: 22%). The increase in profitability is due mainly to the positive trend in consulting.

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

In 2011, R&D costs rose 12% to €1,939 million. This increase primarily results from the increase in personnel costs.

In 2011, R&D expense as a percentage of total revenue was unchanged at 14% because R&D costs increased year over year at the same rate as sales.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense incurred to support our sales and marketing teams in selling and marketing our products and services.

Sales and marketing costs rose 16% from €2,645 million in 2010 to €3,081 million in 2011. The increase was due primarily to the increased personnel costs of our expanded sales teams in new growth markets among others and to increased variable remuneration as a result of surpassing our corporate goals. Travel and marketing costs rose as a result of increased business operations. The increase in the number of employees in sales and marketing led to accelerated revenue growth. At the same time, the ratio of sales and marketing costs to total revenue, expressed as a percentage, increased 22% year over year (2010: 21%). This was because expenses grew disproportionately to revenue.

General and Administration Expense

Our general and administration expense consists mainly of the cost of personnel working in our finance and administration functions.

Our general and administration expense rose from €636 million in 2010 to €715 million in 2011, representing a 12% increase. This was due mainly to the increase in personnel costs. The ratio of general and administration costs to total revenue in 2011 remained constant year over year at 5%.

Segment Results

We have four reportable operating segments: Product, Consulting, Training, and Sybase.

Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For further details of our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (29).

Assets, Finances, and Operating Results      131

Segment Profitability

Product Segment

The Product segment is primarily engaged in marketing and licensing our software products and providing support for them. Support includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates, and enhancements. The Product segment also performs certain custom development projects. The Product segment includes our sales, marketing, and service and support lines of business.

In 2011, revenue in the Product segment increased 11% to €10,025 million (2010: €9,020 million). This growth reflects a 13% increase from changes in volumes and prices and a 2% decrease from currency effects. The reason for this growth was the rise in software license sales, which in turn led to an increase in support revenue. Software revenue, which is added to revenues in the Product segment, rose by 19% to €3,282 million (2010: €2,766 million). This growth reflects a 22% increase from changes in volumes and prices and a 3% decrease from currency effects. Support revenue increased by 9% to €6,302 million (2010: €5,776 million). This growth reflects a 10% increase from changes in volumes and prices and a 1% decrease from currency effects. Subscription and other software-related service revenue declined 3% to €377 million (2010: €387 million). All regions contributed to the increased revenue in the Product segment.

In 2011, expenses in the Product segment increased 13% to €4,085 million (2010: €3,625 million). Expenses from software sales account for approximately 56% of total expenses in the Product segment, whereas approximately 16% of total expenses in the Product segment are attributable to marketing and approximately 28% to support services. The increased expenses in the Product segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Product segment rose by 10% to €5,940 million (2010: €5,395 million), representing segment profitability of 59% (2010: 60%).

Consulting Segment

The Consulting segment is primarily engaged in the implementation of our software products.

In 2011, revenue in the Consulting segment increased 9% to €2,955 million (2010: €2,714 million). This growth reflects a 10% increase from changes in volumes and prices and a 1% decrease from currency effects. Geographically, all regions contributed to this segment revenue increase, with the Americas and APJ regions contributing most significantly.

Expenses in the Consulting segment rose by 6% to €2,091 million (2010: €1,968 million). The increased expenses in the Consulting segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Consulting segment rose 16% to €864 million (2010: €746 million), representing segment profitability of 29% (2010: 27%).

132      Management Report

Training Segment

The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner training, user training, and e-learning.

In 2011, revenue in the Training segment increased 4% to €376 million (2010: €362 million). This growth reflects a 6% increase from changes in volumes and prices and a 2% decrease from currency effects. The EMEA and Americas regions were the primary contributors to this growth in revenue. With an increase of 19%, growth was particularly high in Latin America. The APJ region recorded a decline of 2%.

Expenses in the Training segment rose 2% to €230 million (2010: €226 million). The increased expenses in the Training segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Training segment rose 8% to €147 million (2010: €136 million), representing segment profitability of 39% (2010: 38%).

Sybase Segment

The Sybase segment is primarily engaged in implementing our vision of a wireless enterprise for customers and partners. To this end, we supply enterprise software and mobile software solutions for information management, development, and integration.

The contribution of the Sybase segment to overall segment results is determined using a different approach than that used for the other segments. The Sybase segment includes development, administration, and other costs that do not apply to the other segments.

Sybase was acquired in 2010, so 2010 revenue and expenses for the Sybase segment are for five months only.

In 2011, revenue in the Sybase segment increased 126% to €873 million (2010: €387 million). This growth reflects a 130% increase in volume and price changes (taking into account that revenue figures were only available for five months in the previous year), and a 5% decrease from currency effects.

Expenses in the Sybase segment rose 149% to €646 million (2010: €260 million).

The contribution of the Sybase segment rose 78% to €226 million (2010: €127 million), representing segment profitability of 26% (2010: 33%).

Financial Income

In 2011, financial income improved to €-38 million (2010: €-67 million). Our finance income was €123 million (2010: €73 million) and our finance costs were €161 million (2010: €140 million).

Finance income mainly consists of interest income from loans and receivables (cash, cash equivalents, and current investments), which was €64 million in 2011 (2010: €34 million). This increase is attributable mainly to the higher average liquidity than in 2010.

Finance costs mainly consist of interest expense on financial liabilities (€123 million in 2011 compared to €77 million in 2010). This year-over-year increase resulted mainly from the financial debt incurred in connection with the Sybase acquisition. We used bank loans, bonds, and private placements to finance this acquisition. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b).

Another factor in financial income in 2011 was the derivatives we utilize to execute our financial risk management strategy. The associated fair value effects were reflected in interest income of €37 million (2010: €25 million) and interest expenses of €37 million (2010: €31 million).

Assets, Finances, and Operating Results      133

Income Tax

Our effective tax rate increased to 27.9% in 2011 (2010: 22.5%). The main reason for this significant year-over-year difference is the change in the measurement of the TomorrowNow litigation provision. While 2010 saw a tax rate reduction of almost 5 percentage points as a result of the significant increase of the TomorrowNow litigation provision, in 2011 we experienced an effective tax rate increase resulting from the reduction of the same provision. However, this increase was offset by tax effects related to intercompany financing. For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Profit after Tax and Earnings per Share

In 2011, profit after tax rose by 90% to €3,439 million (2010: €1,813 million). This increase is primarily the result of good sales figures and the €444 million reduction in the TomorrowNow litigation provision.

Profit after Tax

At €2.89, earnings per share showed a significant increase from the previous year’s value of €1.52. The increase reflects the higher profit after tax compared to 2010. The number of shares outstanding remained virtually constant at 1,189 million (2010: 1,188 million).

Earnings per Share

Dividend

We believe our shareholders should benefit appropriately from the profit the Company made in 2011. We wish to continue our dividend policy, which is that the payout ratio should be approximately 30% of the profit of SAP AG excluding the TomorrowNow litigation effect. As in the prior year, we believe that the effect — regardless whether positive in 2011 or negative as in the prior year — should be eliminated in this calculation. This results in a dividend of €0.75 per share.

In addition, we propose to reward our shareholders with a special dividend of €0.35 per share to celebrate our 40th anniversary.

The Executive Board will therefore recommend to the Annual General Meeting of Shareholders that the dividend be increased 83% to €1.10 per share (2010: €0.60). The overall dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 38% (2010: 39%).

If the shareholders approve this recommendation and if treasury stock remains at the 2011 closing level, the total amount distributed in dividends would be €1.3 billion. The actual amount distributed may be different from that total because the number of shares held in treasury may change before the Annual General Meeting of Shareholders. Transactions related to share- based compensation could also change the amount of common

134      Management Report

stock. We distributed €713 million in dividends from our 2010 profit. Aside from the distributed dividend, in 2011 we also returned €246 million to the shareholders by repurchasing SAP shares for treasury (2010: €220 million).

Dividend per Share

Finances (IFRS)

Overview

Centralized Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets provide a strategic reserve, helping to keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (25) to (27).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2011, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of A-, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than A-, and such investments were not material in 2011.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

Assets, Finances, and Operating Results      135

To expand our business, we have made and expect to continue making acquisitions of businesses, products, and technologies. For more information about the financial debt incurred in 2010 for that purpose, mainly in connection with the acquisition of Sybase, see the Cash Flows and Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, confidence, and financial flexibility.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.

Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position. For more information about dividends and share repurchases and about our current capital structure ratios, see the Notes to the Consolidated Financial Statements section, Note (22).

Cash Flows and Liquidity

Total Group liquidity on December 31, 2011, primarily comprised amounts in euros (€3,737 million) and U.S. dollars (€833 million). Current investments are included in other financial assets on the statement of financial position. Bank loans, private placement transactions, and bonds are included within financial liabilities on the statement of financial position. Financial debt on December 31, 2011, primarily comprised amounts in euros (€2,999 million) and U.S. dollars (€966 million). Around 3% of our financial debt is held at variable interest rates and is not hedged.

Analysis of Net Liquidity

€ millions

	2011	2010	Change
Cash and cash equivalents	4,965	3,518	1,447
Current investments	636	10	626
Total Group liquidity	5,601	3,528	2,073
Current bank loans	101	1	100
Current private placement transaction	423	0	423
Current bond	600	0	600
Net liquidity 1	4,477	3,527	950
Non-current bank loans	1	1,106	-1,105
Non-current private placement transaction	1,240	1,071	169
Non-current bond	1,600	2,200	-600
Net liquidity 2	1,636	-850	2,486

Total Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

136      Management Report

Total Group Liquidity Development

Total financial debt consists of current financial liabilities (for example, overdrafts, current bank loans, bonds or private placements) and non-current financial liabilities (for example, non-current bank loans, bonds, or private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).

Net liquidity is total Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.

The increase in total Group liquidity from 2010 was mainly due to the positive cash inflows from our operations.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flow

Net cash provided by operating activities improved €853 million or 29% to €3,775 million in 2011 (2010: €2,922 million). The year’s good sales figures were the factor with the greatest effect on operating cash flow in 2011. By effective management of working capital, we were again able to reduce the days’ sales outstanding (DSO) for receivables, defined as the average number of days from revenue recognition to cash receipt from the customer. In 2011, we reduced DSO by five days to 60 days (2010: 65 days).

Cash outflows from investment activities totaled €1,226 million in 2011, much reduced from the 2010 figure of €3,994 million. In 2011, cash outflows were mainly driven by investments in time deposits and German government bonds, and also by our business and infrastructure following the acquisition of tangible and intangible assets. In 2011, we paid €188 million for the acquisition of consolidated companies compared to €4,194 million in 2010. Much of the 2010 outflow was attributable to the purchase price paid for the acquisition of Sybase.

Cash outflows from financing activities totaled €1,176 million in 2011, compared to cash inflows of €2,520 million in 2010. Our 2011 cash outflows were mainly due to the repayment of a credit facility we entered into in connection with our acquisition of Sybase. This was partly offset by a private placement completed

Assets, Finances, and Operating Results      137

in the United States on June 1, 2011, which led to a cash inflow of US$750 million. In the previous year, cash inflows were driven mainly by the incoming payments from our financing activities related to the acquisition of Sybase.

The increase in total dividend to €713 million was due to an increase in the dividend paid from €0.50 per share in the previous year to €0.60 in the reporting year (total dividend payout in 2010: €594 million). In 2011, we repurchased shares for treasury in the amount of €246 million (2010: €220 million).

Analysis of Consolidated Statements of Cash Flow

€ millions

	2011	2010	Change in % 2011 vs. 2010
Net cash flows from operating activities	3,775	2,922	29
Net cash flows from investing activities	-1,226	-3,994	-69
Net cash flows from financing activities	-1,176	2,520	<-100

Credit Facilities

Other sources of capital are available to us through various credit facilities, if required.

We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 45 to 75 basis points that depends on the amount drawn. We pay a commitment fee of 15.75 basis points per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility. Consequently, there were no borrowings outstanding under the facility as at December 31, 2011.

As at December 31, 2011, SAP AG had additional available credit facilities totaling approximately €490 million. As at December 31, 2011, there were no borrowings outstanding under these credit facilities. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2011, approximately €54 million was available through such arrangements. Total aggregate borrowings under these lines of credit amounted to €1 million as at December 31, 2011.

Assets (IFRS)

Analysis of Consolidated Statements of Financial Position

Total assets increased 11% year over year to €23,225 million.

Breakdown of Consolidated Statements of Financial Position

Total current assets rose 35% in 2011 from €7,143 million to €9,669 million. The increase was mainly due to a 41% rise in cash and cash equivalents to €4,965 million (2010: €3,518 million) stemming from good cash flows from operating activities. Furthermore, liquidity was invested in time deposits and German government bonds, which led to a €659 million increase in current investments to €817 million. Trade receivables increased €394 million to €3,493 million due in large part to the strength of our final-quarter revenue.

138      Management Report

Total non-current assets remained virtually constant in 2011 with €13,556 million compared to the previous year figure of €13,696 million; investments compensated for the loss of value in non-current assets over time.

Investments

Current liabilities grew from €5,153 million in 2010 to €6,266 million in 2011, due primarily to the reclassification of financial liabilities following changes in the maturity pattern. The reduced TomorrowNow litigation provision had a compensating effect. For background information about the litigation and how it is presented in our financial statements, see the Notes to the Consolidated Financial Statements section, Note (24).

The reduction in total non-current liabilities from €5,862 million in 2010 to €4,252 million in 2011 was due mainly to financing activities: In 2011, bank loan repayments totaled €1,005 million. On June 1, 2011 a private placement was completed in the USA, leading to a cash inflow of US$750 million and a corresponding increase in non-current liabilities. Furthermore, noncurrent financial liabilities decreased owing to reclassifications following changes in the maturity pattern. For more information about financing activities in 2011, see the Finances (IFRS) section.

The equity ratio (that is, the ratio of shareholders’ equity to total assets) improved to 55% (2010: 47%), an effect that should be seen in particular in the context of the positive business performance in 2011.

Equity Ratio

Competitive Intangibles

The assets that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €50.2 billion at the end of 2011 (2010: €46.7 billion), with the equity on the Consolidated Statements of Financial Position, which was €12.7 billion (2010: €9.8 billion). In effect, our market capitalization is 295% greater than our book value. The difference is mainly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the Consolidated Statements of Financial Position. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we own – in particular, the SAP brand

Assets, Finances, and Operating Results      139

itself – and our organization. On December 31, 2011, SAP was the fourth most valuable company in Germany in terms of market capitalization. In 2011, the SAP brand ranked 24th on the Interbrand scoreboard of 100 Best Global Brands, compared to 26th in the previous year. Our brand’s ranking is now at an all-time high. Against other German brands, the SAP brand ranked third behind Mercedes-Benz and BMW, and globally against other IT brands ours ranked 10th. Interbrand determined a value of US$14.5 billion for the SAP brand in 2011, an increase of US$1.7 billion compared to the previous year (2010: US$12.8 billion).

The fruits of our investment in research and development, including R&D investment in the past, are also a significant element in our competitive intangibles.

Our customer capital continued to grow in 2011. We gained approximately 74,000 new customers in various market segments and strengthened our existing customer relationships. With the help of an independent service provider, IMAGIN AG, we regularly measure the satisfaction and loyalty of our customers. We measure customer satisfaction using a number of indicators. We consider overall customer satisfaction to be the most important. On a scale of 1 to 10, our worldwide overall customer satisfaction level rose from 7.6 in 2010 to 7.7 in 2011, so we exactly hit our target for the year 2011. For more information about our new customers, see the Customers section. For more information about customer satisfaction, see our Sustainability Report at www.sapsustainability-report.com.

Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Social Engagement section and the Research and Development section. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships.

140      Management Report

ASSETS, FINANCIAL POSITION, AND INCOME OF SAP AG

SAP AG is headquartered in Walldorf, Germany, and is the parent company of the SAP Group, which comprises 199 companies. SAP AG is the Group holding company and employs most of the Group’s Germany-based development and service and support personnel.

As the owner of the intellectual property in most SAP software, SAP AG derives its revenue chiefly from software license fees paid by its subsidiaries for the right to market SAP solutions. Directly or indirectly, SAP AG substantially bears the Group’s software development costs.

The SAP AG annual financial statements are prepared in accordance with the German Commercial Code (as amended by the German Accounting Law Modernization Act) and the German Stock Corporation Act. The full SAP AG annual financial report and unqualified audit report is submitted to the operator of the Elektronischer Bundesanzeiger (Online German Federal Gazette) for publication and inclusion in the Unter-nehmensregister (German Business Register). They can be obtained from SAP AG on request.

Income

The Income Statement uses the nature of expense method and presents amounts in millions of euros.

SAP AG Income Statement — German Commercial Code Short Version

€ millions

	2011	2010
Total revenue	6,520	5,594
Other operating income	671	893
Cost of services and materials	- 2,236	- 2,052
Personnel expenses	- 1,213	- 1,058
Depreciation and amortization	- 246	- 208
Other operating expenses	- 1,966	- 2,128
Operating profit	1,530	1,041
Finance income	998	878
Income from ordinary activities	2,528	1,919
Income taxes	- 625	- 417

Net income	1,903	1,502

The total revenue of SAP AG in 2011 was €6,520 million (2010: €5,594 million), an increase of 17%. Product revenue increased 16% to €5,323 million (2010: €4,578 million). As in previous years, product revenue was primarily generated from license fees paid by subsidiaries of SAP AG. The increase in SAP AG revenue was therefore principally the result of the increase in software and software-related service revenue achieved by the SAP Group and increased license fees payable by the subsidiaries to SAP AG.

SAP AG operating profit increased 47% to €1,530 million (2010: €1,041 million) owing to the growth in revenue. Other operating income decreased €222 million to €671 million (2010: €893 million). The decrease since the previous year is due primarily to a €270 million reduction in gains from currency effects in a less volatile exchange market.

Assets, Financial Position, and Income of SAP AG      141

SAP AG cost of services and materials increased 9% to €2,236 million (2010: €2,052 million). SAP AG cost of services and materials comprises third-party services, including those provided by SAP subsidiaries. SAP AG personnel expenses, mainly the labor cost of the developers, service and support employees, and administration staff employed by SAP AG, increased 15% to €1,213 million (2010: €1,058 million), primarily because more results-based variable compensation was paid out and because headcount increased over the year. Other operating expenses decreased 8% to €1,966 million, due chiefly to the reduced currency exchange rate volatility: Like currency gains, currency losses also decreased. The decrease in losses from currency effects was €272 million.

Finance income was €998 million (2010: €878 million), an increase of €120 million compared with the previous year. This resulted principally from increases of €143 million in investment income and €37 million in income from profit transfer agreements, tempered, however, by a €71 million decline in net interest income.

SAP AG income from ordinary activities, which is the sum of operating profit and finance income, increased 32% to €2,528 million (2010: €1,919 million). After deducting taxes, the resultant net income increased €401 million year over year to €1,903 million (2010: €1,502 million).

Assets and Financial Position

SAP AG Balance Sheet — German Commercial Code Short Version

€ millions

	12/31/2011	12/31/2010
Assets
Intangible assets	424	380
Property, plant, and equipment	858	799
Financial assets	11,814	11,575
Fixed assets	13,096	12,754
Inventories	3	3
Accounts receivable	2,386	3,259
Marketable securities	400	0
Liquid assets	3,042	1,615
Short-term assets	5,831	4,877
Prepaid expenses and deferred charges	55	64
Deferred taxes	47	45
Surplus arising from offsetting	12	1

Total assets	19,041	17,741
Equity and Liabilities
Shareholders’ equity	8,433	7,137
Provisions	780	623
Other liabilities	9,824	9,977
Deferred Income	4	4

Total shareholders’ equity and liabilities	19,041	17,741

In 2011, SAP AG total assets closed at €19,041 million (2010: €17,741 million). A €342 million increase in fixed assets was the result chiefly of additions to financial assets. Shortterm assets stood at €5,831 million (2010: €4,877 million), an increase of €954 million compared with the previous year. Included in these numbers are the accounts receivable, which declined €873 million, liquid assets, which increased €1,427 million, and marketable securities, which increased €400 million compared with the previous year.

142      Management Report

SAP AG shareholders’ equity increased 18% to €8,433 million (2010: €7,137 million). Against outflows of €713 million associated with the payment of the 2010 dividend and €246 million for the repurchase of shares for treasury in 2011, there was a €1,903 million increase in net income and an inflow of €353 million from the issuance of shares to service the share-based payment plans of employees and Executive Board members. The equity ratio (that is, the ratio of shareholders’ equity to total assets) increased from 40% in 2010 to 44% in 2011.

Provisions increased €157 million, primarily as a result of higher reserves for tax. Other liabilities decreased €153 million to €9,824 million (2010: €9,977 million). That decrease arose out of two opposed effects. On the one hand, bank loans and overdrafts decreased €1,000 million because SAP AG paid off outstanding credits it had taken in connection with the Sybase acquisition; on the other, its liabilities to affiliated companies increased €770 million, chiefly by reason of subsidiaries’ increasing investments through SAP AG’s centralized management of finance and liquidity.

Net cash from operating activities increased €1,504 million to €2,922 million in 2011 (2010: €1,418 million) as a result of that inflow from subsidiaries and from better business.

SAP AG used net cash of €1,151 million in investing activities in 2011 (2010: €2,707 million), a year-over-year decrease of €1,556 million. The outflows were €642 million for property, plant, and equipment and financial assets and €600 million for long-term investments. They were in part offset by inflows of €91 million from sales of property, plant, and equipment and financial assets. The chief reason for the greater outflow in the previous year was capital contributions to subsidiaries in connection with the acquisition of Sybase.

Net cash outflows from financing activities were €544 million in 2011 compared with net cash inflows of €2,220 million in 2010. The net cash inflows in 2010 were mainly due to raised funds in connection with the Sybase acquisition. The dividend distributed in 2011 was €713 million, an increase of 20% compared with the previous year (2010: €594 million). In 2011, SAP AG repurchased shares for treasury in the value of €246 million (2010: €220 million). The inflow from reissuance of treasury shares and the issuance of new shares for share-based payment plans was €353 million.

At the close of the year, SAP AG held €2,842 million in short-term liquid assets (2010: 1,615 million), a 76% year-over-year increase.

Risks

SAP AG is subject to materially the same risks and opportunities as the SAP Group. For more information, see the Risk Factors and Risk Management section.

Assets, Financial Position, and Income of SAP AG      143

OVERALL FINANCIAL POSITION

Executive Board’s Assessment

SAP performed exceptionally well in 2011, clearly exceeding its guidance for revenue and profit. This record performance was driven by strong top line results with double-digit software revenue growth in all regions, resulting in year over year total revenue growth of €1.8 billion and a record cash flow. We are well positioned to exceed our €20 billion revenue target and reach a 35% operating margin in 2015. Our financial position remains healthy.

In an uncertain environment, we had the best year in our 40-year history, and we estimate that we well outperformed the competition. We extended our leadership in applications, analytics, and mobile, and are reinventing the cloud and database and technology markets. We have significant momentum going into 2012, as our customers continue to benefit from faster innovation, easier adoption and our unmatched industry expertise.

In 2011, we advanced our strategy of extending the functional reach of our portfolio by making targeted acquisitions. We have a sound financial footing, allowing us flexibility of action even in times of crisis.

Influence of Accounting Policies on our Financial Position

For details of our accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

There are no off-balance sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, and liabilities related to special-purpose entities, that are not disclosed in our Consolidated Financial Statements. Any factoring contracts are not material in volume.

144      Management Report

CORPORATE GOVERNANCE

Corporate Governance Statement

The German Commercial Code, section 289a, requires listed stock-corporations to publish a corporate governance statement either as part of their management report or on their website. The Executive Board filed SAP’s corporate governance statement on February 22, 2012, and published it on the SAP website at www.sap.com/corporate-en/investors/governance/ statement.

For more information about the corporate governance of SAP, see the section titled Corporate Governance Report.

Changes in Management

In July 2011, the Supervisory Board accepted the resignation of Angelika Dammann, chief human relations officer and labor relations director. Following Angelika’s resignation, Werner Brandt, CFO of SAP, assumed the role of interim head of Global HR and interim labor relations director.

Corporate Governance      145

INFORMATION CONCERNING TAKEOVERS

Information required under the German Commercial Code, sections 289 (4) and 315 (4), with explanatory report.

¡

Composition of share capital: On December 31, 2011, SAP AG’s share capital was €1,228,083,382 issued as 1,228,083,382 ordinary no-par bearer shares. Each share has an attributable value of €1. One share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. ADRs are certificates representing non-U.S. shares and are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

¡

Restrictions applying to share voting rights or transfers: SAP shares are not subject to transfer restrictions except the lock-in period under the SAP Share Matching Plan (SMP), described below. SAP held 37,765,849 treasury shares on December 31, 2011. Treasury shares did not entitle us to any rights, and hence to any voting rights or dividend. Shares issued in 2011 under the employee SMP are subject to contractual transfer restrictions for a three-year lock-in period unless the plan member’s employment with SAP is ended during that period. Until that lock-in period has expired, the participating employees are not ordinarily allowed to dispose of the shares they have acquired under the plan. We are not aware of any other restrictions applying to share voting rights or to share transfers.

¡

Shareholdings that exceed 10% of the voting rights: We are not aware of any direct or indirect SAP AG shareholdings that exceed 10% of the voting rights. Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 9.895% of the share capital on December 31, 2011.

¡	Shares with special rights conferring powers of control: No SAP shareholder has special rights conferring powers of control.

¡

Type of control over voting rights applying to employee shareholders who do not directly exercise their control rights: Like other shareholders, employee holders of SAP shares exercise their control rights in accordance with the law and the Articles of Incorporation. In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board — like all other members of the Supervisory Board — are prohibited from exercising the voting rights associated with their shares.

¡

Legal requirements and provisions in the Articles of Incorporation concerning the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation: Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The number of members of the Executive Board is decided by the Supervisory Board. Executive Board members may be reappointed for, or their term of office extended by, a maximum of five years. The German Codetermination Act, section 31, provides that a two-thirds majority of the Supervisory Board membership is required for Executive Board appointments. If the Supervisory Board fails to make an appointment with a majority that meets this requirement, the Mediation Committee must propose an appointee within one month. Appointments to the Executive Board can then be made by a simple majority of the Supervisory Board membership. If the Supervisory Board also fails to make an appointment with a majority that meets this requirement, the chairperson of the Supervisory Board has two votes in the subsequent ballot. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85. In accordance with the German Stock Corporation Act, sections 179 and 133, amendment of the Articles of Incorporation is by resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the share capital represented in

146      Management Report

the vote. Section 11 (2) of the Articles of Incorporation authorizes the Supervisory Board to amend the Articles of Incorporation where such amendments only concern the wording.

¡

Powers of the Executive Board to issue and repurchase shares: The Annual General Meeting of Shareholders on May 25, 2011, granted powers to the Executive Board, subject to the consent of the Supervisory Board, to issue convertible and warrant linked bonds and to grant conversion and option rights in respect of SAP AG shares representing a total attributable portion of the share capital of not more than €100 million secured by a corresponding amount of contingent capital. These powers will expire on May 24, 2016. The Executive Board is also authorized until June 7, 2015, to increase the share capital by not more than €250 million by issuing new shares against contributions in cash and to increase the share capital by not more than €250 million by issuing new shares against contributions in cash or in kind. For more details about the different tranches of authorized capital and the aforementioned contingent capital, see the Articles of Incorporation, section 4. The Annual General Meeting of Shareholders on June 8, 2010, granted a power to the Executive Board in accordance with the German Stock Corporation Act, section 71 (1)(8), to buy back for treasury on or before June 30, 2013, SAP AG shares attributable in total to not more than €120 million of the share capital. The power is subject to the proviso that the shares repurchased, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not in total exceed 10% of SAP’s share capital. Executive Board powers, such as those described to issue and repurchase stock and to grant rights of conversion and subscription to shares of SAP, are widely followed common practice among German companies like SAP. They give the Executive Board the flexibility it needs, in particular the options to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year. To service the SMP, which is an employee stock plan we established in 2010, the Executive Board is authorized, subject to Supervisory Board consent, to issue to members of the plan new shares until June, 7, 2015. This authorized capital has been used for plan tranches in 2010 and 2011, and on December 31, 2011, it empowers the Company to issue shares representing a total attributable portion of the share capital of not more than €29.8 million. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The authorized but unissued contingent capital for these purposes totaled €34.2 million on December 31, 2011. On December 31, 2011, there were 415,296 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation programs, each of which, since the increase in share capital from corporate funds in December 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to satisfy these rights with treasury shares. All conversion and subscription rights granted under such share-based compensation plan will expire in February 2012.

¡

Material agreements with provisions that take effect in the event of a change of control following a takeover bid: SAP AG has concluded the following material agreements with provisions that take effect in the event of a change of control, whether following a takeover bid or otherwise:

–	The terms of SAP’s syndicated €1.5 billion credit facility include a change-of-control clause. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements section, Note (26). This clause obliges SAP AG to notify the banks if it learns that in the meaning of the German Securities Acquisition and Takeover Act any person or any group of persons acting together has acquired control of more than 50% of the voting shares. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.

–

The terms of the German promissory notes totaling €697 million include a change-of-control clause. For more information about these German promissory notes, see the Notes to the Consolidated Financial Statements section, Note (18b). The clause gives the lenders special termination rights if in the meaning of the German Securities Acquisition and Take-over Act any person or any group of persons acting together acquires control of more than 50% of the voting shares of

Information Concerning Takeovers      147

SAP. If no continuation agreement is reached within 30 days after a change of control, the lenders would be entitled to declare the loan due and demand repayment of the outstanding debt without delay.

–	In agreements between SAP AG and various banks for bilateral credit facilities that totaled €489 million on December 31, 2011, we have agreed material adverse change clauses permitting the banks to terminate if events occur that are materially adverse to the economic standing of SAP AG. The possibility cannot be ruled out that a change of control would be materially adverse for those purposes. These clauses are customary. In the past, we have drawn on these bilateral credit facilities only infrequently and only for a few days. We believe that in view of our current liquidity situation, termination of these credit facilities would not have a materially adverse effect, at least in the near term.

–	To finance part of the purchase price for the acquisition of SuccessFactors, SAP AG entered into a €1 billion credit facility. In January 2012, this credit facility was syndicated to other banks and, after the successful execution of the tender offer and the acquisition of all SuccessFactors shares in February 2012 was drawn on in the full amount. In the event of a change of control, the lenders are entitled to terminate the credit agreement and demand repayment of the outstanding debt unless at SAP’s request the majority of the lenders agree within 30 days to continue the facility.

–	SAP entered into a €200 million fixed-interest forward-start loan agreement on December 15, 2011. The interest rate would be 35 basis points above EURIBOR on the day the loan is drawn. In the event of a change of control, the lenders are entitled to terminate the loan agreement and demand repayment of the outstanding debt unless at SAP’s request the parties enter within 30 days into an agreement to continue the loan.

–	SAP issued two bonds in 2010, each in two tranches of different tenures, totaling €2.2 billion. For more information about these bonds, see the Notes to the Consolidated Financial Statements section, Note (18b). Under the terms agreed with the buyers, we are required to notify the buyers of any change of control without delay. If there is a change of control and SAP is consequently assigned a lower credit rating within a defined period, buyers are entitled to demand repayment. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–	Under the terms of our U.S. private placements totaling US$1.25 billion, we are required to offer lenders repayment of outstanding debt if there is a change of control and SAP is consequently assigned a lower credit rating within a defined period. For more information about these private placements, see the Notes to the Consolidated Financial Statements section, Note (18b). Lenders would have 30 days to accept the offer. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–	We have entered into relationships with other companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.

¡

Agreements to compensate members of the Executive Board or the employees in the event of a takeover bid: Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are customary in Germany and elsewhere, are described in the Compensation Report section. We have no analogous compensation agreements with other employees.

148      Management Report

RISK REPORT

Internal Control and Risk Management

As a global enterprise, we are exposed to a wide variety of risks across our range of business operations. We have comprehensive risk management structures in place that are intended to enable us to recognize and analyze risks early and take appropriate action. In the broadest sense, our risk management system is designed to identify potential events that could negatively impact the Company and, considering these risks, to provide reasonable assurance regarding the achievement of our Company objectives, specifically our ability to achieve our financial, operational, or strategic goals as planned. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include planning, identifying, analyzing, responding to, and monitoring internal and external risks; a number of management and controlling systems; a comprehensive planning process; and a comprehensive risk-reporting system. Seeking to ensure that our corporate risk management efforts are effective and enable us to aggregate risks and report on them transparently, we have adopted an integrated approach. It is uniformly implemented at SAP by the global governance, risk, and compliance (global GRC) organization. This organization is responsible for corporate security and for ensuring an effective risk management and internal control system is in place. Within this global organization, we have established GRC offices at the corporate level as well as in our regions to put consistent risk management methodologies and practices and the implementation of internal control requirements into practice. The head of global GRC reports directly to the chief financial officer of SAP. At our Sybase subsidiary, the internal audit service is responsible for managing risk. Sybase applies SAP standards and guidelines.

The responsibilities of our global GRC organization are to:

¡	Continuously identify and assess the risks associated with material business operations using a uniform, methodical approach

¡	Monitor the implementation and effectiveness of the measures chosen to mitigate risks

¡	Regularly report on risks to management

¡	Review risks in the light of SAP’s global insurance strategy

¡	Define and implement security policies and ensure compliance

¡	Ensure compliance with regulations requiring the establishment and monitoring of effective internal control

As a stock corporation domiciled in Germany and issuing securities listed on a U.S. stock exchange, we are subject to German and U.S. regulatory requirements that relate to risk management, such as provisions in the German Stock Corporation Act, section 91 (2), and the U.S. Sarbanes-Oxley Act, section 404. The Executive Board has established a monitoring system to ensure compliance with the regulations and is responsible for its design and effectiveness. Our risk management system is monitored by the Audit Committee of the Supervisory Board, as is our internal control system. Every year, our auditor determines whether our early risk identification system is adequate to identify early enough risks that may endanger SAP as a going concern.

Risk Management System

Our risk management system was developed to cover operational, financial, strategic, and compliance risks. It has five key elements:

¡	A global risk management organization as part of the global GRC organization

¡	A Group-wide risk management policy

¡	A uniform Group-wide process model involving the essential elements of risk management — risk planning, identification, analysis, response, and monitoring

¡	Software implemented throughout SAP to support the risk management processes

¡	Standardized Group-wide risk reporting with risk committees at all levels of the Company

Risk Report      149

An independent risk manager from the global GRC organization is assigned to each of our important business units and business activities, and to selected strategic initiatives. The task of our risk managers is to ensure that effective risk management is implemented in the SAP Group, and that it is in line with regulatory requirements and compliant with our global risk management policy. Regional and global management supports the GRC organization’s officers in this work. We established a strategic risk management team as part of the global GRC organization to identify and mitigate risks related to our strategic objectives early.

The risk management policy issued by our Executive Board governs how we handle risk and defines a methodology that applies uniformly across all parts of the Group. It stipulates who is responsible for conducting risk management activities and defines reporting and monitoring structures. We routinely review and update the policy as necessary. The SAP global internal audit service conducts targeted reviews to test the implementation of and compliance with our risk management policy. The following sections describe the key content elements of the policy: Our risk planning, identification, analysis, response, and monitoring.

Risk planning and risk identification are conducted in cooperation between the risk manager and the business unit or subsidiary. We use various techniques to identify risks. For example, we have identified risk indicators and developed a comprehensive risk catalog that includes risk mitigation strategies for critical products and projects. Risk identification takes place at various levels of the Company to ensure that common risk trends are identified and end-to-end risk management across organizational borders is enabled. The GRC organization and the various business units apply the results of risk planning and identification in their risk analysis, which estimates the probability of occurrence of a risk and the amount of potential loss or damage associated with it using the same methods across the entire Company. In this regard, we apply both qualitative and quantitative risk analysis across the Company as well as other risk analysis methods such as sensitivity analyses and simulation techniques. Depending on the estimated probability of occurrence and potential loss, we classify a risk as “high,” “medium,” or “low.”

Risk analysis is followed by risk response and risk monitoring. The GRC organization works in close cooperation with the business owners, seeking to ensure that effective strategies are implemented to minimize risks. Risks may be reduced by taking active steps to counteract them, or in some cases risks are accepted. The business owners are responsible for continuously monitoring the risks and their effective mitigation, supported by the global GRC organization. To provide greater risk transparency for our business owners, we established risk delegation of authority (RDOA) in 2010. RDOA is a risk management decision-making hierarchy that helps our business owners gain timely insight into our riskiest projects and processes, so they are better able to review the pertinent information, understand the risk profile and associated mitigation strategies, and determine if approval is warranted. Depending on the exposure, approval is required at different levels of the Company, up to and including the Executive Board.

All identified and relevant risks are reported at the local, regional, and global levels in accordance with our risk management policy. At local, regional, and global levels, we have executive risk councils that regularly discuss risks and countermeasures and that monitor the success of risk mitigation. Risks are reported to the Executive Board according to defined criteria, and if necessary, the Executive Board itself monitors them. Significant risks that are above a defined threshold or with a potential significant impact are also reported to the chairperson of the Supervisory Board and to the chairperson of the Audit Committee. We analyze any risks that jeopardize the Group’s ability to continue as a going concern, and, if necessary, notify the Executive Board and Supervisory Board ad hoc. The head of Global GRC reports regularly to the Audit Committee on the status of the risk management system and its implementation in the different Executive Board areas. Our global internal audit service, which audits various aspects of the risk management system, also reports regularly to the Audit Committee.

150      Management Report

We insure against risks only where the economic benefit appears worthwhile to us. Our various risk committees, which comprise senior managers from different lines of business, also monitor risks.

We use our own risk management software solutions to create transparency across all known risks that exist within our Group as well as to facilitate risk management and the associated risk reporting. We record and address identified risks in our software solution. Risk management information held in the solution is consolidated and aggregated for the quarterly report. The solution also supports the risk-based approach of our internal control and risk management system for financial reporting (ICRMSFR).

Opportunity Management

SAP operates in a dynamic market full of opportunities. To continue growing, we must not only avoid unnecessary risk but also systematically recognize and exploit new opportunities. Where the size and types of opportunities exceed certain risk profiles, we closely ally opportunity management with risk management. Opportunities in this sense can be external or may be identified inside SAP. Our approach to opportunity management is strongly influenced by our strategy for sustained growth.

We succeed at opportunity management by evaluating market, competitor, and external scenario analyses. We also consider how our products are targeted and review the cost drivers and critical success factors in our industry. From these insights, we derive defined market opportunities that the Executive Board considers for inclusion in business plans and management targets. We aim to follow a balanced approach to opportunities and risks.

Internal Control and Risk Management System for Financial Reporting by the SAP Group and SAP AG

Our internal control and risk management system for financial reporting (ICRMSFR) is based on our Group-wide risk management methodology. The ICRMSFR includes organizational, control, and monitoring structures designed to ensure that data and information concerning our business are collected, compiled, and appraised in accordance with the law and properly reflected in the IFRS Consolidated Financial Statements as well as in the stand-alone Financial Statements of SAP AG according to German GAAP.

Our ICRMSFR includes policies, procedures, and measures designed to secure compliance of our financial reports with the applicable law and standards. We analyze new statutes, standards, and other pronouncements, because failure to implement them would present a substantial risk to the compliance of our financial reporting. We codify all of the rules that are globally relevant to us in our Group Accounting Guideline and Global Revenue Recognition Guideline. These policies and our corporate closing date schedule together define the closing process in which all affiliates prepare their financial statements for consolidation by our corporate financial reporting office. The corporate financial reporting office assists our local subsidiaries’ efforts to comply with Group accounting policies and supervises their work. Our internal audit service and corporate financial reporting office conduct audits of our affiliates’ financial reports. The corporate financial reporting department does all of our financial consolidation. We outsource some work, such as valuating projected benefit obligations and share-based payment obligations, and in the context of asset acquisitions, purchase price allocations. The employees who work on our financial reporting receive training in our policies and processes. Our ICRMSFR has both preventive and detective controls, including, for example, automated and nonautomated reconciliations, segregated duties with two-person responsibility, authorization concepts in the SAP software system, and the monitoring of the controls.

Risk Report      151

Our independent champions of the Sarbanes-Oxley Act are employees tasked to assess and test the design and the operating effectiveness of internal controls over financial reporting on a yearly basis. Based on the results, our management assesses the effectiveness of the ICRMSFR on December 31 each year. A committee chaired by SAP AG’s chief financial officer meets regularly to set the scope for our test of ICRMSFR effectiveness, to discuss any possible weaknesses in the controls, and to determine measures to address them. At its meetings, the Audit Committee of the Supervisory Board regularly scrutinizes management’s assessments of the effectiveness of our ICRMSFR with regard to the IFRS Consolidated Financial Statements.

The purpose of a company’s internal control over financial reporting is to ensure with sufficient certainty that its financial reporting is reliable and that it prepares its published financial statements in accordance with generally accepted accounting principles. Because of the inherent limitations of internal control over financial reporting, it may not prevent or bring to light all potentially misleading statements.

The assessment of the effectiveness of our internal control over financial reporting was that on December 31, 2011, SAP has an effective internal control system over financial reporting.

Risk Factors

The following sections outline key risks identified and tracked using the enterprise risk management system and applications and are broken down by the same risk categories as we use in our internal risk management system reporting structure.

SAP AG is the parent company of the SAP Group. Consequently, the risks and opportunities described below also apply — directly or indirectly — to SAP AG.

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, and in political conditions could have material negative impact on our business, financial position, profit, and cash flows.

Our customers’ willingness to invest in acquiring and implementing our products generally varies with economic and political conditions as well as any periods of disruption or volatility in global financial markets. A global economic crisis, a U.S. or euro area recession, or the current euro area debt crisis could have a negative impact on SAP. In the regions in which we do business and the industries in which our customers operate, economic uncertainty or volatility in financial markets could have negative effects, including:

¡	General reluctance to invest in IT

¡	Decreased customer demand for our software and services, including delayed, canceled, and smaller orders

¡	Customers’ inability to obtain credit on acceptable terms, or at all, to finance purchases of our software and services

¡	Increased incidence of default and insolvency of customers, business partners, and key suppliers

¡	Increased default risk, which may lead to significant writedowns in the future

¡	Greater pressure on the prices of our products and services

¡	Pressure on our operating margin

Economic, financial market, or political instability could have a material negative impact on our business, financial position, profit, and cash flows, and could also exacerbate the other risks we describe in this report.

152      Management Report

We have implemented a range of measures to address these risks. For example, we continue to apply cost discipline and a conservative financial planning policy. Moreover, we are continuously adapting our organization to improve efficiency and effectiveness. In our 2011 Consolidated Financial Statements, we record an increase in revenue and operating profit year over year. However, we cannot exclude the possibility that adverse economic and business conditions may in the future have a material negative impact on our business, financial position, profit, and cash flows.

Our international business activities subject us to numerous and potentially conflicting regulatory requirements, and the associated risks could harm our business, financial position, profit, and cash flows.

We currently market our products and services in more than 120 countries in the Americas, APJ, and EMEA regions. Sales in these countries are subject to numerous risks inherent in international business operations. Among others, these risks include:

¡	Conflict and overlap among different tax regimes

¡	Possible tax constraints impeding business operations in certain countries

¡	Expenses associated with the customization of our products on a local level and transacting business in compliance with local regulatory requirements

¡	Operational difficulties in countries with a high corruption perception index

¡	Protectionist trade policies

¡	Demands of works councils and labor unions, and immigration law requirements, in different countries

¡	Data privacy and access by foreign authorities to customer, partner, or employee data

As we expand further into new regions and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. This could result in significant negative impact to our reputation and our business, financial position, profit, and cash flows.

We address these risks with various measures depending on the circumstances, including, for example, making local organizational changes, taking advice from economics consultants, law firms, tax advisors, and authorities in the countries concerned, and bringing legal actions.

Social and political instability caused, for example, by terrorist attacks, civil unrest, war or international hostilities, pandemic disease outbreaks, or natural disasters could have a significant negative impact on our business.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as that in the Middle East and North Africa), pandemic disease outbreaks, or natural disasters (such as the earthquakes in Japan) could have a significant negative impact on the related economy or beyond. An event that results, for example, in the loss of significant numbers of employees or in the disruption of operations at our headquarters or other key locations could affect our ability to provide normal business services and to generate the expected income. That could lead to a significant negative impact on our customers and their investment decisions. This could in turn lead to a significant negative impact on our reputation and on our business, financial position, profit, and cash flows.

We have various mitigation measures in place in order to minimize such impacts. Our corporate headquarters, which includes our main research and development departments and certain other critical business functions, are located in the German state of Baden-Württemberg. This area is generally free of natural disasters. Our data redundancies and daily information

Risk Report      153

backup worldwide are designed to ensure that our key IT infrastructure and critical business systems should not suffer a material negative impact from such a natural disaster. To minimize possible losses and enable a coordinated and effective corporate response, we have local crisis management teams and plans to keep critical business processes working. Our regional crisis response teams for the North America, Latin America, Asia Pacific Japan, and EMEA regions coordinate the work of dealing with crises, with support from our global crisis response team if required. By continuing to organize more local crisis response teams, including at our smaller locations, and by developing business continuity plans for global aspects of our activity, we are implementing a worldwide business continuity management system. Additionally, the Global IT organization is regularly certified to the internationally recognized British standard BS 25999-2 (Business Continuity Management). Although these risks could materialize, we believe that in view of these measures and the way SAP is organized, the likelihood of a significant negative impact on our business, financial position, profit, and cash flows is low.

Market Risks

If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, this could have a material adverse impact on our business, financial position, profit, and cash flows.

In 2011, we continued to offer a wide range of support services. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. If existing customers cancel or do not renew their maintenance contracts, accept alternative offerings from other vendors, or decide not to buy additional products and services, this would have a material negative impact on our business, financial position, profit, and cash flows.

We continuously monitor the performance of our support organization in delivering its services as promised, and the satisfaction of our customers, working closely with SAP user groups. We take mitigating steps where required.

Our market share and profit may decline due to intense competition, consolidation, and technological innovation in the software industry.

The software industry continues to evolve rapidly, due to competition, consolidation, and technological innovation. As a result, the market for our products and services is intensely competitive. Over the last decade, we have diversified from our large enterprise resource planning (ERP) offerings to new products and services, like on-device, cloud, and in-memory computing, which exposes us to competitors varying in size, geographic location, and specialty. New development models and new delivery and licensing models, such as software as a service (SaaS), platform as a service (PaaS), business process outsourcing (BPO), and cloud computing, enable competitors to offer integrated packaged solutions that compete with ours. SaaS providers and other participants in the growing SaaS ecosystem for applications also compete with SAP for segment share. Cloud computing is driving fast adoption of Web-based business models. As a result, it is easier for new entrants to orchestrate or own end-to-end value chains and to impact our key growth markets. Aggressive tactics by mobile device platform providers and database providers could impact the market potential for our mobile apps and in-memory computing and could cut us off from potential revenue sources. In addition, competitors may gain market share because of acquisitions. Current and potential competitors are establishing or may in the future establish or extend cooperative relationships among themselves or with third parties to better address their customers’ needs. This increased competition could result in increased price pressure, cost increases, and loss of market share and therefore have a significant negative impact on our business, financial position, profit, and cash flows.

154      Management Report

We believe that our strategy of organic growth complemented by focused acquisitions combined with our investment in strategic growth areas such as on premise and on device, as well as cloud and in-memory computing, enables us to protect our leadership in core markets.

Business Strategy Risks

Demand for our new products may not develop as planned and our strategy for new markets, new business models, and new consumption models may not be successful.

Our strategy centers on innovating on our stable core products and services, and developing on-premise, cloud, and mobile solutions. We focus on continuous innovation through new business and consumption models, by enhancing our technology, by expanding our partner ecosystem, and by creating the infrastructure for volume business. The demand for, and customers’ acceptance of, new products, technologies, and services we introduce are subject to uncertainty. Despite our efforts, demand for our products, technologies, and services may fail to develop as planned, and this could have a material negative impact on our business, financial position, profit, or cash flows. In addition, entering new market segments exposes us to the risks associated with developing and launching new products and services. For more information, see the Product Risks section.

We are continuing our strategy of targeted and monitored product deliveries to meet our customers’ requirements for products and technologies that offer shorter time-to-value at minimum risk and predictable cost. Therefore, we continue to believe that it is unlikely that planned product innovations, new business models, or new consumption models will significantly impair our business, financial position, profit, and cash flows.

If we fail to develop new relationships and enhance existing relationships with channel partners, software suppliers, system integrators, value-added resellers, and independent software vendors (ISVs) that contribute to the success of our products and services, our business, financial position, profit, and cash flows may be adversely impacted.

A fundamental pillar of our success is a solid partner ecosystem. We have entered into cooperation agreements with channel partners and leading software and hardware vendors. Most of these agreements are of relatively short duration and are nonexclusive. The parties concerned typically maintain similar arrangements with our competitors, and some are our competitors. Additionally, we maintain a network of ISVs that develop their own business applications for the SAP NetWeaver technology platform. We are still exposed to risks related to our third-party relationships, such as that the relevant counterparties might not:

¡	Devote sufficient resources to promote, sell, support, and integrate their products within our portfolio

¡	Comply with applicable regulations, resulting in delayed, disrupted, or terminated sales and services

¡	Renew their agreements with us at all or on terms acceptable to us

¡	Provide high-quality products and services

If one or more of these risks materialize, the marketing of and demand for our products and services may be adversely impacted, and we may not be able to compete successfully with other software vendors. This could harm our reputation or adversely impact our business, financial position, profit, and cash flows.

Risk Report      155

We continue to believe, as in recent years, that the likelihood of such a risk event having a negative impact on our expected business performance is low. For leading system integrators and for IT infrastructure providers such as IBM and Microsoft, even where they are in competition with us, cooperation agreements are an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle governing SAP’s resale of Oracle database licenses, since we are Oracle’s largest database reseller worldwide. We have established a thorough certification process for all third-party solutions on the SAP price list, designed to ensure that they are of consistently high quality.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our business, financial position, profit, and cash flows.

Our success is dependent on appropriate alignment of our workforce planning process and location strategy with our general strategy. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. It is critical that we manage our internationally dispersed workforce effectively, taking short and long term workforce and skill requirements into consideration. Our failure to do so could hinder our ability to operate our business efficiently, which could have a negative impact on our financial position, profit, and cash flows.

We are focusing on mitigating this risk through a range of activities including succession management, strategic workforce planning (which aims to achieve diversity and the right mix of talent and to take account of demographic changes), employer branding, career management (offering opportunities to improve skills, competencies, and qualifications), and extended benefit programs — for example, a performance-oriented remuneration system, an employer-financed pension plan in certain countries, and long-term incentive plans.

If we are unable to attract and retain managers and employees with specialized knowledge and technology skills, we might not be able to manage our operations effectively or develop successful new products and services.

Our highly qualified employees and managers provide the foundation for our continued success. Competition in our industry for highly skilled and specialized personnel and leaders is intense. In certain regions and specific technology and product areas, we have set ambitious growth targets (for example, in China). If we are unable to attract well-qualified personnel, or if our highly skilled and specialized personnel leave SAP and good replacements are not available, we may not be able to manage our operations effectively or develop successful new products and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. Hiring such personnel may also expose us to claims by other companies seeking to prevent their employees from working for a competitor.

These risks notwithstanding, we continue to believe our leading market position, employer brand, and extended benefit programs will enable us to hire top talents internationally with the potential to contribute to SAP’s growing business success in the future. In addition, we address the risk of a negative impact on our business operations from failure to recruit the employees we need, and from the loss of managers and employees, by seeking to build employee and management strengths through a range of targeted professional development, mentoring, and coaching programs, and special high-potential employee programs. A strong focus on succession planning for leadership and for key positions seeks to safeguard the business from disruption caused by staff turnover. Therefore we still consider the risk of a material impact on our business arising out of an inability on our part to hire suitable employees or to retain managers and employees to be low.

156      Management Report

Organizational and Governance-Related Risks

Corporate governance laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the U.S. Foreign Corrupt Practices Act, is being applied more rigorously. The rules are highly complex, and there can be no assurance that we will not be held in breach of regulatory requirements if, for example, one or more employees behave fraudulently or negligently, or if we fail to comply with certain formal documentation requirements. Any related allegations of wrongdoing against us, whether merited or not, could have a material negative impact on our reputation as well as on the trading price of our ordinary shares and American depositary receipts (ADRs).

It is difficult to assess the precise potential risk, because there is a wide variety of potential noncompliance scenarios. We continuously monitor new regulatory requirements, and we seek to ensure employee awareness of required standards and our Code of Business Conduct. We have a global compliance office residing in our global legal organization that manages our policy-related compliance measures. Our chief compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Those efforts are monitored and tracked to allow trending and risk analysis and to ensure consistent policy application throughout the Group.

Failure on our part to implement our sustainability strategy in a way that meets customer, partner, or other stakeholder expectations or generally accepted sustainability standards could harm our reputation and have a negative impact on our results of operations and our business.

For SAP, sustainability means the holistic management of environmental, social, and economic risks and opportunities. We have identified sustainability risks in three major areas:

¡	Functionality of our software

–	Sustainability in our solutions and green IT

–	Accessibility and security of our products

–	Privacy and data protection in connection with the use of SAP products (For more information, see the Product Risks section.)

¡	SAP’s own sustainable operations

–	Energy management and other environmental issues like carbon management, water use, and waste

–	Business conduct

–	Human capital management, including health, safety, diversity, employee satisfaction, and talent attraction and retention (For more information, see the Human Capital Risks section.)

–	The ethical behavior of suppliers and partners

–	Customer satisfaction

¡	Social investment

–	Education

–	Role models

–	Economic opportunity

If our sustainability strategy and operations, which are described in our Sustainability Report at www.sapsustainability-report.com, are not sufficient to meet the expectations of our customers, investors, and partners, or generally accepted sustainability standards, this could harm our reputation and have an adverse impact on our business, financial position, profit, and cash flows.

Risk Report      157

We address the risks in these respects with suitable measures aimed at avoiding negative effects for our customers, employees, and investors, all of which expect a reliable sustainability strategy from SAP. Our carbon strategy and quarterly reviews of our sustainability performance are also part of our risk mitigation strategy. In our assessment, risks associated with our sustainability strategy are low.

Communication and Information Risks

We may not be able to prevent unauthorized disclosure of information that is subject to regulatory requirements, or are trade secrets, and such disclosure may harm our business and reputation.

Confidential communications and information about sensitive subjects, such as our future strategies, technologies, and products; mergers and acquisitions; unpublished financial results; or customer, employee, or other personal data could be inadvertently or prematurely disclosed. Such disclosure may require notification of multiple regulatory agencies and the data owner, where appropriate, which may damage our market position, reduce future revenue, or lead to fines and penalties, any of which could have a significant negative impact on our business, reputation, financial position, profit, and cash flows.

We have implemented a variety of mechanisms to safeguard our information, including procedural and organizational measures. These measures include Group-wide implementation of mandatory security standards and guidelines relating to internal and external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encrypted hardware to employees. Despite the wide range of measures in place, which we regularly review, we cannot entirely exclude this risk.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate, which could negatively impact our profit margin.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

¡	The relatively long sales cycles for our products

¡	The large size and extended timing of individual license transactions

¡	The introduction of new licensing and deployment models such as on-demand and subscription models

¡	The timing of the introduction of new products or product enhancements by us or our competitors

¡	Changes in customer budgets

¡	Decreased software sales that could have a significant negative impact on related maintenance revenue

¡	Licensing models that require the recognition of revenue over an extended period of time

¡	Seasonality of a customer's technology purchases

¡	Limited visibility into the ability of acquired companies to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

¡	Other general economic, social, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Because many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during the fourth quarter, even a small delay in purchasing decisions could have a significant negative impact on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in deal size. However, the loss or delay of one or a few large sales, which are still characteristic of the large enterprise segment, could have a significant negative impact on our results.

158      Management Report

We use a "pipeline" system to forecast sales and trends in our business. Pipeline analysis informs and guides our business planning, budgeting, and forecasting, but pipeline estimates do not necessarily consistently correlate to revenue in a particular quarter. The reliability of our plans, budgets, and forecasts may therefore be compromised. Because our operating expenses are based upon anticipated revenue levels and a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in revenue recognition could result in significant variations in our results of operations from quarter to quarter or year to year. Continued deterioration in global economic conditions would make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue, results of operations and cash flows to fall short of our expectations and public forecasts. That could have a significant negative impact on our stock price. To the extent any future expenditure fails to generate the anticipated increase in revenue, our quarterly or annual operating results may be subject to a significant negative impact and may vary significantly from preceding or subsequent periods.

External factors may impact our liquidity and increase the default risk associated with and the valuation of our financial assets and trade receivables.

An economic downturn could have a significant negative impact on our future liquidity. We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Our total group liquidity was €5.6 billion on December 31, 2011. This position is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary.

However, an economic downturn could increase the default risk associated with our total group liquidity. That could have a significant negative impact on the valuation of our financial assets. SAP's investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that with limited exceptions we invest only in assets and funds rated A-or better. The weighted average rating of our total group liquidity is in the range A to A-. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly shortterm investments, and standard investment instruments.

There can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions will not have a significant negative impact on our business, financial position, and profit.

Management's use of estimates could affect our financial position, profit, and cash flows.

To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management's judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates, with a significant negative impact on our financial position, profit, or cash flows. For more information, see the Notes to the Consolidated Financial Statements section, Note (3c).

We have a number of control procedures in place to mitigate this risk. For example, we apply two-person verification to estimating.

Risk Report      159

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may have a significant negative impact on the financial results we present.

We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. As a result, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our business models so that it reflects new or amended financial reporting standards, or to restate our published financial statements. We cannot exclude the possibility that this may have a significant negative impact on our business, financial position, profit, and cash flows. For a summary of significant accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 69% of our revenue in 2011 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable-interest balance-sheet items are also subject to changes in interest rates, so there is a risk that these balance-sheet items may result in an adverse impact on our business, financial position, profit, and cash flows. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).

We continuously monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as appropriate. To hedge the risk from exposure to interest-rate fluctuations, we have entered into several interest-rate swap contracts, with which we convert the variable interest into fixed interest. We therefore consider this risk to be low.

The cost of using derivative instruments to hedge share-based payment plans may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payment plans on our income statement and to limit future expense associated with those plans. We decide case by case whether and to what extent we should hedge this risk. The expense of hedging the share-based payment plans could exceed the benefit achieved by hedging them or that a decision to leave the plans materially unhedged might prove disadvantageous.

Nonetheless, we believe that the likelihood that this risk may have a negative impact on our business, financial position, profit, and cash flows will remain low.

Project Risks

Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer's implementation needs or the resources required, SAP faces a number of different risks. For example, trained consultants might not be immedi-

160      Management Report

ately available to assist customers in the implementation of our products, the features of the implemented software might not meet customers' expectations or the software might not fit the business model of the customer, customer-specific factors may destabilize the implementation of the software, or customers and partners might not implement the measures offered by SAP to safeguard against functional and technical risks.

As a result of these and other risks, some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Also, some customers' implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that shortages of trained consultants will not occur, or that our costs will not exceed the agreed-upon fees on fixed-price contracts. Unsuccessful customer implementation projects could result in claims from customers, harm SAP's reputation, and cause a loss of future revenues.

Our customers now increasingly follow modular project approaches to optimize their IT solutions. Also, our projects use risk management processes that are integrated into SAP project management methods intended to safeguard implementations with coordinated risk and quality management programs. In our opinion, we make adequate financial planning provision for the remaining individual risks. However, we cannot exclude the possibility of a significant negative impact on our business, financial position, profit, and cash flows.

Product Risks

We use technologies under license from third parties. The loss of the right to use technologies could delay implementation of our products or force us to pay higher license fees.

We have taken numerous third-party technologies under license and incorporated them into our products and we depend on those technologies in the aggregate. There can be no assurance that the licenses for these third-party technologies will not be terminated, that the licenses will be available in the future on terms acceptable to us, or that we will be able to obtain third-party software licenses for future products. Changes to or the loss of third-party licenses could lead to a material increase in the cost of licensing, or that SAP software products may become unusable or materially reduced in their functional scope. As a result, we could incur additional development or license costs to ensure the continued functionality of our products. The risks increase where we acquire a company or a company's intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own.

We address these risks with appropriate due diligence and contract management processes and by continuously monitoring our development processes. Although we have these measures in place, we cannot exclude the possibility that this risk may have a significant negative impact on our business, financial position, profit, and cash flows.

If we are unable to keep up with rapid technological innovations and the expectations of our customers, we may not be able to compete as effectively as our competitors.

Our future success continues to depend on our ability to enhance and expand our existing products, technology, and services and keep pace with technological developments (including evolving cybersecurity threats). It also depends on our ability to introduce new products, technologies, and services that are accepted in the market and that satisfy changing customer requirements.

Risk Report      161

We might not be successful in bringing new solutions, solution enhancements, and services to market before our competitors, and we might not be able to generate enough revenue to offset the significant research and development costs we incur. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with applications and other technologies offered by our competitors.

We continue to align our organization, processes, products, and services to changing markets and customer demands, and we invent new technology or adopt latest technology if it provides value to our customers. In addition we still conduct wide-ranging market and technology analyses and research projects, seeking to ensure that we remain competitive in the future. In view of these measures, we consider the likelihood that this risk may negatively impact our business, financial position, profit, and cash flows to be low.

Undetected defects or delays in the introduction of new products and product enhancements may result in increased costs to us and reduced demand for our products.

To achieve customer acceptance, our new products and product enhancements often require long development and testing periods. Development work is subject to various risks. For example, scheduled market launches could be delayed, or products might not completely satisfy our stringent quality standards, meet market needs or the expectations of customers, or comply with local standards and requirements. New products may contain undetected defects or they may not be mature enough to process large volumes of data. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products, and adversely impact our reputation, business, financial position, profit, and cash flows.

The use of SAP software products by customers in business-critical applications and processes and the relative complexity and technical interdependency of our software products create a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

Although our contracts generally contain provisions designed to limit our exposure due to actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software.

We counter these risks using a broad range of techniques, including project management, project monitoring, rigid and regular quality assurance measures certified to ISO 9001:2008, and program risk assessments during product development. The generally high quality of our products is confirmed by our constantly high customer satisfaction ratings as measured by regular customer surveys. In view of these measures, we consider the likelihood that product defect claims from SAP customers may adversely impact our business, financial position, profit, and cash flows to be low.

162      Management Report

Our technology strategy may not succeed or customers may not adopt our technology platform offering.

Our technology strategy centers on the SAP NetWeaver technology platform, the Sybase Unwired Platform, and our on-demand platform. Its success depends on the convergence of our platforms and their integration with our in-memory database technology. It also relies on our ability to maintain a dynamic network of ISVs developing their own business applications using our platform technology. As with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. If our technology platform strategy is not well received by customers, if competitors develop superior technology, or if our solutions have significant defects, this could have an adverse impact on our business, financial position, profit, and cash flows.

To counter these risks, we drive the integration and convergence of our technology platform offerings and database technology and we enable and encourage ISV partners to leverage the SAP technology platform by providing product planning guidance about business opportunities, architectural and technical guidance about building applications on SAP technologies, and a comprehensive certification program designed to ensure that third-party solutions are of consistently high quality. Therefore, we consider this risk to be low.

Cybersecurity Risks

Undetected security flaws in our software or our proprietary systems or those of our third-party service and software providers may be exploited by other persons, which could damage SAP or our customers and significantly impact our financial position, profit, cash flows, and reputation.

Our core processes, such as software development, sales and marketing, customer service, financial transactions, and cloud services rely on our IT infrastructure and applications. Malicious software, sabotage, cyber incidents, natural disasters, or the failure of an underlying technology (such as the Internet) could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately to production downtime, recovery costs, and customer claims. This could have a significant negative impact on our business, financial position, profit, or cash flows.

We are to a substantial extent dependent on the exchange of a wide range of information over our publicly available infrastructure. Specifically, our products and services, including our cloud offerings, rely on this infrastructure and our applications. We have implemented a number of measures designed to ensure the security of our information, IT resources, and other assets. Nonetheless, unauthorized users could gain access to our systems through cyber-attacks and steal, use without authorization, and sabotage our intellectual property and confidential data. Any breach of our IT security, misuse, or theft could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a significant negative impact on our business, financial position, profit, cash flows, and reputation.

There is a danger of industrial espionage, cyber-attacks, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Such cybersecurity breaches, misuse, or other disruptions could jeopardize the security of information stored in and transmitted through our computer systems as well as the computer

Risk Report      163

systems of our customers, service providers, or business partners. Such misuse could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes, and supply shortages. This could lead to significant claims for damages against us. Additionally, despite testing prior to their release, our products may contain security flaws, particularly when first introduced or when new versions are released. Because technologies used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Actual or alleged defects could expose us to product liability claims and warranty claims, and harm our reputation, and that could impact our future sales of products and services.

Our products include security features that are intended to protect the privacy and integrity of our customers' data. We devote significant resources to training our personnel and addressing security vulnerabilities through engineering more secure products, continuously enhancing security and reliability features in our products and systems, deploying security updates to address security vulnerabilities, and improving our incident response time. In addition, we have implemented a variety of defense mechanisms intended to safeguard our infrastructure. Examples are firewalls, antivirus software, intrusion detection systems, and high-availability landscapes—including our development and quality infrastructures. We adhere to several best practices, many of which are regularly certified. However, we cannot guarantee that these measures will be adequate to prevent serious impairment of our business operations.

A data security breach could have a significant negative impact on SAP and our customers.

SAP products and services, including those used by our customers on the Internet, rely on our IT infrastructure and applications. Unauthorized users could gain access to our systems through cyber-attacks and introduce backdoors or steal, use without authorization, and sabotage our intellectual property and confidential data. A breach of our IT security could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a significant negative impact on our business, financial position, reputation, profit, and cash flows.

We continuously employ IT security programs to manage identified risks and monitor whether these measures, including firewalls, intrusion detection and anti-virus applications are adequate to prevent serious impairment of our business operations as the method and variety of cyber-attacks are rapidly escalating and changing. Additionally, as noted in the description of the previous risk, we adhere to several certified best practices.

Other Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to utilize certain technologies in the future.

We continue to believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies, with increased use of third party code including open source code and as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products.

164      Management Report

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, and require us to pay damages to third parties, stop selling or reconfigure our products and, under certain circumstances, pay fines and indemnify our customers. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers' investment decisions, and damage our reputation.

Software includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to third-party intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. Intellectual property rights of third parties could preclude us from using certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. Third-party claims may require us to make freely accessible under open source terms a product of ours or non-SAP software upon which we depend.

In addition to open source, SAP continues to expand its participation in standards organizations and increase the use of standards in its products. Participation in standards organizations may require licensing of SAP's intellectual property to contributors to the standard or to all standards implementers, including competitors, on a nondiscriminatory basis in accordance with licensing terms defined by standards organizations. Within the software-related standards field, there is a trend toward expanding the scope of licensing obligations and narrowing an intellectual property owner's right to revoke a license if sued by a licensee. This could further reduce our ability to use intellectual property related to standards. Use of patents inadvertently licensed through standards could expose SAP to third-party claims. Consequently, compliance with open source or certain standards could have a material negative impact on our business, financial position, profit, and cash flows.

Our global compliance office is responsible for constantly assessing and managing risks associated with third-party intellectual property. It works closely with our global GRC organization. The global compliance office investigates the way we handle intellectual property, sets internal policies, and monitors compliance with these policies.

Claims and lawsuits against us could have a material negative impact on our business, financial position, profit, cash flows, and reputation.

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could negatively impact our ability to conduct our business.

Risk Report      165

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management's view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which could result in a material negative impact on our business, financial position, profit, cash flows, and reputation.

For more information, see the discussion of our legal liability risks in the Notes to the Consolidated Financial Statements section, Note (24).

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management's negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions carry many additional risks. These include, among others:

¡	The selection of the wrong integration model for the acquired company

¡	The failure to integrate the acquired business and its different business and licensing models

¡	The failure to integrate the acquired technologies or products with our current products and technologies

¡	The loss of key personnel of the acquired business

¡

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, intellectual property, or other significant liabilities that may not be detected by the due diligence process

¡	Debt incurrence or significant cash expenditures

¡	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

¡	Negative impact on relationships with customers, partners, or third-party providers of technology or products

¡	Difficulties in integrating the acquired company's accounting, human resource, and other administrative systems

¡	Legal and regulatory constraints

¡	Practices or policies of the acquired company that may be incompatible with our compliance requirements

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have a significant negative impact on operating margins and profit. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

We counter these acquisition-related risks with many different methodological and organizational measures. These include technical, operational, financial, and legal due diligence on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks. The methods we use depend on the integration scenario. Our integration planning is detailed and standardized, and carried out by a dedicated integration team. We therefore believe we have minimized this risk. However, we cannot exclude the possibility of a significant negative impact on our business, financial position, profit, and cash flows.

166      Management Report

We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is key to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights and rights of authorship, taking certain action to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, there can be no assurance that we can prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have a significant negative impact on our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could have a significant negative impact on our business, financial position, profit, and cash flows. Such actions by us could also involve enforcement against a partner or other third party, which may have a significant negative effect on our ability, and our customers' ability, to use that partner's or other third parties' products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

We may not be able to protect our critical information or assets or safeguard our business operations against disruption.

As a global software business, we are to a substantial extent dependent on the exchange of a wide range of information and on the availability of the infrastructure we use. In 2011, we implemented a number of additional measures designed to ensure the security of our information, IT resources, and other assets. Nonetheless, there is still a danger of industrial espionage, cyber-attacks, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Any misuse, theft, or breach of security could have a significant negative impact on our business, financial position, profit, and cash flows.

The barriers we have adopted to minimize this risk include, for example, physical access control systems at facilities, and multilevel access controls, closed-circuit television surveillance, and security personnel in all critical areas. Access to information and information systems is controlled using authorization concepts. Managers and employees are regularly sensitized to the issues and given appropriate training. We keep these measures under continuous review to meet current threats.

Our insurance coverage may not be sufficient to prevent claim settlements from adversely impacting our business, financial position, profit, and cash flows.

We continue to maintain and manage insurance coverage against a diverse portfolio of risks. Our objective is to ensure that financial effects of occurrences are excluded or minimized to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are still not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under the policies. Further, we cannot guarantee the ability of the insurance companies to meet their liabilities from claims. If these risks materialize, it may have a negative impact on our business, financial position, profit, and cash flows.

Risk Report      167

In view of the scope of our insurance coverage and our selection of insurers, and because we keep our insurance program under constant review, we consider the likelihood that this risk may negatively impact our business, financial position, profit, and cash flows remains low.

We may incur losses in connection with venture capital investments.

We plan to continue investing in technology businesses through our subsidiary SAP Ventures. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may adversely affect our effective tax rate.

However, we believe this risk remains low because of the limited scope of our venture-capital activities, making an adverse negative impact on our business, financial position, profit, and cash flows unlikely. We address this risk by diversifying our portfolio and actively managing our investments.

Consolidated Risk Profile

In 2011, the categories with the highest percentage scores in our overall risk distribution profile were financial risks, followed by product risks, other operational risks, and project risks. All of those categories together account for 67% as a portion of all risks in the consolidated profile. All of the other categories of risk are currently relatively insignificant to us.

None of the quantifiable individual risks identified by our risk management system met our criteria for a risk to our ability to continue as a going concern. In 2011, the percentage of all risks categorized as "high" or "medium" in the risk level matrix we use decreased slightly. At the end of the year, the risks categorized as "high" accounted for 8% (2010: 9%) of all risks, while the proportion of "medium" level risks decreased over the course of the year to 31% (2010: 34%). The consolidated risk profile was generally similar to that in the previous year. In our view, the risks described above do not individually or cumulatively threaten our ability to continue as a going concern. We believe our business opportunities, also described in this review, will be of much greater significance. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue in 2012 to successfully counter the challenges arising from the risks in our risk profile.

168      Management Report

EVENTS AFTER THE REPORTING PERIOD

Business Combinations

In February 2012, SAP acquired SuccessFactors, the market-leading provider of cloud-based human capital management solutions. Our cash tender offer was successfully completed on February 21, 2012. We have acquired more than 90% of the SuccessFactors ordinary shares. The acquisition has added SuccessFactors' team and technology to SAP's cloud assets, significantly boosting SAP's momentum as a provider of cloud applications, platforms, and infrastructure. In combination, SAP and SuccessFactors will offer a full range of advanced end-to-end cloud and on-premise solutions for all key business processes. For more information, see the Notes to the Consolidated Financial Statements section, Note (4).

In connection with the acquisition of SuccessFactors, we used the syndicated term loan facility to partially finance the purchase price. For more information, see the Notes to the Consolidated Financial Statements section, Note (26).

SAP has acquired software and related assets from datango, a provider of workforce performance support software. The transaction will broaden the SAP software portfolio in the education space. Headquartered in Berlin, datango was founded in 1999 and has a long-standing relationship with SAP. In recent years, datango software has been successfully deployed in the SAP Business ByDesign solution. Together, SAP and datango will capitalize on a trend in education software toward creating applications that contain tools for authors, such as e-collaboration, along with self-help scenarios and auto-teaching functions.

New share-Based Compensation plans

In January 2012, our Supervisory Board implemented a new share-based payment plan (the LTI Plan 2015) for Executive Board members.

The Plan is designed to award members restricted share units (RSUs) each year from 2012 through 2015, with a budget of RSUs already awarded for each year at the beginning of the Plan. The number of RSUs that actually vest with the member after each year depends on our performance against objectives, defined at the beginning of the Plan, in terms of non-IFRS total revenue and non-IFRS operating profit. These objectives are derived from our Company strategy for the years through 2015. Each year, if SAP outperforms or underachieves against the objectives, the number of RSUs awarded is adjusted up or down to an actual number in the range between 80% and 150% of the initial target number. If the actual level of target achievement for a given year is below 80%, none of the initially allocated RSUs for that year vests. Each RSU that does vest entitles the beneficiary Executive Board member to a payout corresponding to the SAP share price after the end of a three-year holding period. For more information, see the Compensation Report section.

Also in January 2012, the Executive Board announced a new share-based payment plan for employees. The plan for employees, like the LTI Plan 2015 for Executive Board members, is designed to award restricted share units (RSUs). The number of RSUs that actually vest after the end of a year depends on the same objectives as are defined for the LTI Plan 2015 for Executive Board members. The Executive Board decided in December 2011 on the size of the 2012 tranche.

The total budget so far allocated for the LTI Plan 2015 and the employee plan is €179 million. The eventual financial effect cannot be estimated as it will depend on the number of vested RSUs that actually pay out and on the SAP share price, and thus the final amount paid may be above or below the budgeted amounts. All of the expense will be recorded in the period 2012 through 2015, most of it in 2012.

Events after the Reporting Period      169

OUTLOOK

Future Trends in the Global Economy

The European Central Bank (ECB) expects serious structural problems to continue in the advanced economies in 2012. The ECB believes tension on the international financial markets will persist, and hamper recovery. It expects the resilient emerging markets will drive the growth in the global economy. The International Monetary Fund (IMF) projects global economic growth in the middle of the single-digit percentage range in 2012, that is to say, slightly slower than in 2011. It forecasts that the growth rate in the advanced economies will be in the low single-digits, but trending upward. It projects growth in the upper single-digit percentages in the emerging markets.

In the Europe, Middle East, and Africa (EMEA) region, the ECB expects that the economy of the euro area will gradually recover in 2012. The recovery will, it suggests, be supported by solid global demand, very low short-term interest rates, and steps to stabilize the functionality of the financial sector. However, the real economy will be held back somewhat by problematic financial markets and government bond markets in the euro area. In contrast, the Organisation for Economic Cooperation and Development (OECD) expects a mild recession in the euro countries in the first half of 2012. It expects some recovery in the second half, encouraged by government confidence-building measures. According to the ECB, the slow pace of political reform, continuing social unrest, and an uncertain global economy will impede growth and affect overall economic stability in some countries in the Middle East and North Africa in 2012.

In the Americas region, the ECB foresees a slowing of economic recovery in early 2012. The reasons for this include: Slow progress on the U.S. labor market and adverse conditions on the financial markets. The ECB also expects changes in U.S. public spending and finances to hold back growth even further as temporary reductions in taxes and support for unemployment programs come to an end, although the unemployment situation eased unexpectedly in early 2012. The OECD does not expect the U.S. economy to regain momentum until after 2012.

In the Asia Pacific Japan (APJ) region, divergent trends in Japan and the emerging markets will continue in 2012, says the ECB. The Japanese economy will benefit from growing domestic demand generated by continued reconstruction and more government stimulus programs, but will be held back by easing global demand, the ECB forecasts. The OECD also expects the Japanese economy could already see a slowdown in growth by the second half of the year if government reconstruction measures are not continued. According to the ECB, the emerging markets of Asia will see economic growth losing some momentum in 2012, but growth is still expected to be strong. This is because of the expected turbulence on the financial markets worldwide and weak economies in some of the leading advanced countries, it explains.

The various institutions still expect that their forecasts will be affected by high uncertainty and significant risks. The ECB believes the tensions on the financial markets may become even more problematic. The OECD predicts the sovereign debt crisis in the euro area and fiscal policy issues in the United States may affect global economic growth.

IT Market: The Outlook for 2012

The global IT market will continue to expand in 2012, and it will do so more quickly than the global economy as a whole, according to International Data Corporation (IDC), a market research firm based in the United States.

The rate of growth in the industrialized and emerging economies will again be mixed, IDC expects. IDC believes that in 2012 the IT market will expand only minimally in the industrialized economies but quite substantially in the emerging economies – some of which could see double-digit percentage growth. Investment bank Goldman Sachs is more circumspect than IDC in this regard. It predicts that global IT spending will grow much more slowly in 2012 than it did in 2011.

170      Management Report

In 2012, analysts identify the greatest market potential in five areas. Cloud computing is expected to move beyond Software as a Service (SaaS). Mobile and mobile apps are flourishing and becoming more important for enterprises. The analytics market is expected to expand, driven by the increasing need for simulations, predictions, and optimization. Databases that can handle high data volumes are becoming strategic and are renewing the relationship between business and information technology. And in the slipstream of these trends, applications will be surging ahead as well.

For its current EMEA region outlook IDC has revised its predictions for 2012 especially for Western Europe. It believes the ongoing debt crisis in the euro area will increasingly impact the economy and that companies will respond by investing less. Consequently, IT market growth in Western Europe will not exceed the low to middle single digit percentages in 2012, IDC forecasts.

Similarly, IDC has revised its outlook for the Americas region, and in particular for the United States compared with previous calculations. It expects the U.S. IT market to expand by a percentage in the middle of the single-digit range: Growth will be slightly slower in the hardware segment, but there will be constant single-digit growth in the software segment, it believes.

Looking at the Asia Pacific Japan region, IDC predicts that IT sales in Japan will continue to recuperate from the impact of the March 2011 earthquake and tsunami. It expects the segment to grow several percent in 2012 with the help of publicly financed reconstruction programs. In the emerging economies of Asia, IDC expects double-digit IT sales growth.

In other words, IDC's worries about the growth of the IT market in 2012 apply chiefly to Western Europe and the United States. IDC believes the risk to be greater there than elsewhere that IT spending might decline. The analysts remain optimistic in their projections and risk analyses for other countries. UBS, a major Swiss bank, views the market prospects and risks for North America in a rather more positive light than those for Western Europe. It believes that the public sector and the financial services industry in those countries may buy fewer IT services than before.

Forecast for SAP

Strategy for Profitable Growth

SAP seeks profitable growth across its portfolio of products and services. Our goal is to double our addressable market to US$230 billion and increase the number of people who use and benefit from SAP solutions to one billion by 2015. Our ability to deliver software-based innovation and value in target growth areas of applications, analytics, mobile, cloud, and database and technology, positions us favorably in segments of the enterprise market with higher growth than expected global GDP rates. SAP continues to invest and increase its presence and market share in countries experiencing high growth, such as Brazil, China, India, and Russia. At the same time, SAP's combination of a stable, consistent core, together with breakthrough innovations, continues to expand our business in all operating regions, with double-digit growth in each region in 2011.

SAP's ongoing growth depends on our ability to deliver innovative solutions to market and drive ongoing value for our customers. We continue to improve our research and development effectiveness, working in leaner teams to accelerate innovation cycles and engage more closely with our customers. We also are investing in our go-to-market channels to expand capacity and drive greater volume sales, while expanding our technology partner ecosystem to foster co-innovation as a force multiplier in creating new business value for our customers.

Go-to-Market Investment Delivers Customer Value

SAP goes to market by region, customer segment, and industry. In each region, we concentrate our sales efforts on the fastest-growing markets with the most business potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our

Outlook      171

engagement with customers in line-of-business functions (for example, human resources, sales, and marketing) and users of business analytics. We continue to provide companies of any size — small, midsize, and large — with new software purchasing options that align to their specific budgetary, resource and deployment preferences. In 2011, we reached a milestone of more than 1,000 companies running SAP Business ByDesign, which small businesses and midsize companies can use as a cloud-based platform. In addition, we introduced new cloud-solutions for large enterprises built on SAP Business ByDesign.

Greater Volume and Co-Innovation Through an Open Ecosystem

SAP continues to engage an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation. SAP and its vibrant partner ecosystem offer greater choice and business value through the power of coinnovation, appealing to customers that want to avoid being "locked in” to a single vendor. SAP channel partners offer customers knowledgeable local delivery of solutions across industries and geographies. In 2011, SAP continued to substantially increase the share of our software revenue that we generate through indirect channels. SAP technology partners continue to drive our research agenda, enhance the SAP solution portfolio, and monetize new technology breakthroughs.

Organic Growth and Targeted Acquisitions

Organic growth remains the primary driver of SAP's strategy. We continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. Our open ecosystem strategy enables us to leverage the innovative potential of our partners to drive customer value. We also will continue to acquire targeted, strategic, and "fill-in” technology to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers' needs. On that front, we will be concentrating on the SuccessFactors acquisition and thus expanding our cloud business in 2012.

Operational Targets for 2012 (Non-IFRs)

Revenue and Operating Profit Outlook

In light of our continuing focus on the cloud business and considering our recent acquisition of SuccessFactors, we are widening the range of revenues for which acquisition-related deferred revenue write downs are adjusted for in determining our non-IFRS revenue and profit numbers. We continue to adjust for deferred revenue write downs, i.e. for revenues that would have been recognized had the acquired entities remained standalone entities but that we are not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. However, in the definitions of our non-IFRS measures used through 2011, such adjustments for deferred revenue write downs were limited to support revenue. From 2012 onwards, we will additionally make such deferred revenue write down adjustments for cloud subscription revenue and other similarly recurring revenues. All other non-IFRS measures will remain unchanged. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we do not restate prior period non-IFRS measures to align with the new definition.

The Executive Board is providing the following outlook for the full-year 2012 from today‘s perspective:

¡

We expect full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% to 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors' business.

¡

We expect full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion to €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

¡	We project a full-year 2012 IFRS effective tax rate of 26.5% to 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% to 28.0% (2011: 26.6%).

172      Management Report

The growth we expect in software and software-related service revenue (non-IFRS) is based on our expectation of double-digit growth, at constant currencies, in our software revenue. The increase we expect in non-IFRS operating profit is based on the expectation that the operating margin, not including the SuccessFactors acquisition, will increase by 50 basis points due to increased total revenue and efficiency gains.

We present the following reconciliation from our 2011 IFRS software and software-related service revenue, IFRS total revenue, IFRS operating profit, and IFRS operating margin to the non-IFRS equivalents to facilitate comparison between IFRS numbers and the non-IFRS numbers in our 2012 outlook:

Reconciliations of IFRS to Non-IFRS Numbers for 2011

€ millions, unless otherwise stated

	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Operating Expenses1)	Discontinued Activities3)	Non-IFRS Financial Measure
Software and software-related service revenue	11,319	27	n.a.	n.a.	11,346
Total revenue2)	14,233	27	n.a.	n.a.	14,260
Operating profit2)	4,881	27	519	-717	4,710
Operating margin in %	34.3	0.1	3.6	-5.0	33.0

1)	Included in operating expenses are acquisition-related charges, share-based payment expenses, and restructuring charges.

2)	These financial measures are the numerator or the denominator in the calculation of our IFRS and non-IFRS operating margin, and are included in this table for transparency.

3)	The discontinued activities include the results of our discontinued TomorrowNow business.

Goals for Liquidity and Finance

We seek to maintain a positive net liquidity position at the end of 2012. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous. Depending on the level of net liquidity we seek to achieve, we intend to continue to consider repurchasing shares for treasury in the future, but not before the fourth quarter of 2012.

Investment Goals

Excepting acquisitions, our planned capital expenditures for 2012 will be covered in full by operating cash flow and will chiefly be spent on new information technology.

As part of our growth and innovation strategy, we plan to invest around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world's second largest economy. We have successfully grown our business in China over the past 20 years and now want to scale our operations to fully meet the needs of both enterprises and our ecosystem. Our SAP Labs and SAP Research facilities there will continue to drive innovation for our Chinese customer base. We will also create more research and development facilities, and hire the best people to work for us. Our objective is to help drive sustainable growth in China through informatization.

SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries. We have also opened a nearshore delivery center in Romania, and are looking to hire 400 consultants in that country by 2014. We intend to invest between €30 million and €40 million into the center, which is the overall investment that will go into training programs for employees and the cost of the headquarters. Further, we have decided to set up a new nearshore services center in Portugal, which we expect to be operational in the first half of 2012. The new services center will create 100 new jobs in 2012. These nearshore centers will be SAP's first units of this kind, working with clients across Europe, the Middle East, and Africa (EMEA).

Outlook      173

Proposed Dividend

We plan to continue our dividend policy, which is that the payout ratio should be approximately 30% excluding the TomorrowNow litigation effect in the calculation. This results in a dividend of €0.75 per share representing a payout ratio of 30% excluding the TomorrowNow litigation effect from the calculation.

In addition, we propose to reward our shareholders with a special dividend of €0.35 per share due to the 40th anniversary of SAP.

If the Annual General Meeting of Shareholders so resolves, we will therefore increase the dividend from €0.60 to €1.10 per share in 2012.

Premises on Which our Outlook is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP's business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any effects in 2012 from a major acquisition, without regard to the acquisition of Success-Factors.

Outlook for SAP AG

The primary source of revenue for SAP AG is the license fees it charges subsidiaries for the right to market and maintain SAP software solutions. Consequently, the performance of SAP AG in operating terms is closely tied to the software and software-related service revenue of the SAP Group.

We expect SAP AG product revenue to increase generally in line with the rise in software and software-related service revenue anticipated for the SAP Group in 2012. Assuming there are no special effects relating to acquisitions besides the acquisition of SuccessFactors or internal corporate restructuring measures in 2012, we also expect SAP AG operating profit to grow. Provided the SAP Group continues to hit its revenue and margin targets, we expect SAP AG to sustain revenue and operating profit growth into the medium term.

We believe SAP AG, the parent company of the SAP Group, will receive investment income in the form of profit transfers and dividends again in the future. The growth we expect from the SAP Group should have a positive effect on SAP AG investment income.

The outlook projections for the SAP Group in respect of liquidity, finance, investment, and dividend are equally applicable to SAP AG.

Among the assumptions underlying this outlook are those presented above concerning the economy and our expectations for the performance of the SAP Group.

Medium-Term prospects

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategy is to increase software and software-related service revenue and our operating margin through greater efficiency across all sales channels, services, our support infrastructure, and research and development.

From today's perspective we are aiming to increase our revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%.

174      Management Report

To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

¡	We want to extend our leadership in the applications segment.

¡	We want to extend our market share in analytics.

¡	We want to extend our leadership in mobile computing.

¡	We want to become a profitable market leader in cloud computing, generating €2 billion revenue in this segment by 2015.

¡	We want to become the fastest-growing provider of databases and technology.

Our plan is for indirect sales to be contributing up to 40% of total revenue by 2015.

SAP's vision to help the world run better comes to life in product innovation that drives business value for our customers. By delivering on our product road map, SAP is powering a market-wide transformation in how people and organizations work together and run better. Building on a track record of innovation, SAP is again at the forefront of a major shift in the IT sector, away from commoditized hardware and toward renewed investment in differentiating IT: business software that drives efficiency, agility, and growth.

The stability and consistency of SAP's core suite of applications is a competitive advantage for SAP and our customers. In 2011, SAP committed to faster cycles of innovation with minimum disruption to customer operations, and extended maintenance for core applications until 2020. This long-term planning security differentiates SAP within the software industry and demonstrates our commitment to our customers' success. Our customer-focused innovation strategy also concentrates on three areas that will transform the way business is done — mobile computing, in-memory computing, and cloud computing. This combination of nondisruptive innovation at the core and breakthrough innovation helps our customers lower total cost of ownership, increase productivity, and accelerate their own business innovation at the same time. It will enable us to provide business value and grow our business in the five market categories on which we focus: applications; analytics; mobile; cloud; and database and technology.

Outlook      175

4.1 BN

4.1 BILLION PEOPLE OWN A MOBILE PHONE — MORE THAN HALF THE WORLD’S POPULATION. AND DEVELOPING NATIONS HAVE BECOME THE

FASTEST-GROWING MARKETS.

177	Financial Statements

178	Consolidated Income Statements
179	Consolidated Statements of Comprehensive Income
180	Consolidated Statements of Financial Position
182	Consolidated Statements of Changes in Equity
183	Consolidated Statements of Cash Flows

184	Notes to the Consolidated Financial Statements

184	General Information about Consolidated Financial Statements (1)
184	Scope of Consolidation (2)
185	Summary of Significant Accounting Policies (3)
206	Business Combinations (4)
207	Revenue (5)
207	Restructuring (6)
208	Other Operating Income/Expense, Net (7)
208	Employee Benefits Expense and Headcount (8)
210	Other Non-Operating Income/Expense, Net (9)
211	Finance Income, Net (10)
212	Income Tax (11)
215	Earnings per Share (12)
216	Other Financial Assets (13)
217	Trade and Other Receivables (14)
218	Other Non-Financial Assets (15)
219	Goodwill and Intangible Assets (16)
222	Property, Plant, and Equipment (17)
223	Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities (18)
226	Provisions (19)
233	Deferred Income (20)
233	Total Equity (21)
235	Additional Capital Disclosures (22)
237	Other Financial Commitments and Contingent Liabilities (23)
238	Litigation and Claims (24)
241	Financial Risk Factors (25)
244	Financial Risk Management (26)
250	Additional Fair Value Disclosures on Financial Instruments (27)
254	Share-Based Payment Plans (28)
261	Segment and Geographic Information (29)
265	Board of Directors (30)
269	Related Party Transactions (31)
270	Principal Accountant Fees and Services (32)
271	German Code of Corporate Governance (33)
271	Subsequent Events (34)
273	Subsidiaries, Associates, and Other Equity Investments (35)

282	Management's Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

Consolidated Financial Statements IFRS

Consolidated Income Statements of SAP Group for the Years Ended December 31,

€ millions, unless otherwise stated

	Notes	2011	2010	2009
Software revenue		3,971	3,265	2,607
Support revenue		6,967	6,133	5,285
Subscription and other software-related service revenue		381	396	306
Software and software-related service revenue		11,319	9,794	8,198
Consulting revenue		2,341	2,197	2,074
Other service revenue		573	473	400
Professional services and other service revenue		2,914	2,670	2,474

Total revenue	(5)	14,233	12,464	10,672

Cost of software and software-related services		-2,107	-1,823	-1,658
Cost of professional services and other services		-2,248	-2,071	-1,851
Research and development		-1,939	-1,729	-1,591
Sales and marketing		-3,081	-2,645	-2,199
General and administration		-715	-636	-564
Restructuring	(6)	-4	3	-198
TomorrowNow litigation	(24)	717	-981	-56
Other operating income/expense, net	(7)	25	9	33

Total operating expenses		-9,352	-9,873	-8,084

Operating profit		4,881	2,591	2,588

Other non-operating income/expense, net	(9)	-75	-186	-73
Finance income		123	73	37
Finance costs TomorrowNow litigation		8	-12	0
Other finance costs		-169	-128	-117
Finance costs		-161	-140	-117
Financial income, net	(10)	-38	-67	-80
Profit before tax		4,768	2,338	2,435

Income tax TomorrowNow litigation		-281	377	20
Other income tax expense		-1,048	-902	-705
Income tax expense	(11)	-1,329	-525	-685
Profit after tax		3,439	1,813	1,750
Profit attributable to owners of parent		3,438	1,811	1,748
Profit attributable to non-controlling interests		1	2	2

Basic earnings per share, in €	(12)	2.89	1.52	1.47
Diluted earnings per share, in €	(12)	2.89	1.52	1.47

The accompanying Notes are an integral part of these Consolidated Financial Statements.

178      Consolidated Financial Statements IFRS

Consolidated Statements of Comprehensive Income for SAP Group for the Years Ended December 31,

€ millions

	Notes	2011	2010	2009
Profit after tax		3,439	1,813	1,750

Items that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit pension plans	(19)	-12	-39	-6
Income tax relating to items that will not be reclassified	(11)	5	18	0
Other comprehensive income after tax for items that will not be reclassified to profit or loss		-7	-21	-6
Items that will be reclassified subsequently to profit or loss	(21)
Exchange differences on translations		106	193	74
Available-for-sale financial assets	(27)	-7	3	15
Cash flow hedges	(26)	-1	-21	43
Income tax relating to items that will be reclassified	(11)	7	0	-12
Other comprehensive income after tax for items that will be reclassified to profit or loss		105	175	120

Other comprehensive income net of tax		98	154	114

Total comprehensive income		3,537	1,967	1,864
attributable to owners of parent		3,536	1,965	1,862
attributable to non-controlling interests		1	2	2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income of SAP Group       179

Consolidated Statements of Financial Position of SAP Group as at December 31,

€ millions

	Notes	2011	2010
Cash and cash equivalents		4,965	3,518
Other financial assets	(13)	817	158
Trade and other receivables	(14)	3,493	3,099
Other non-financial assets	(15)	187	181

Tax assets		207	187

Total current assets		9,669	7,143

Goodwill	(16)	8,709	8,428
Intangible assets	(16)	2,024	2,376
Property, plant, and equipment	(17)	1,551	1,449
Other financial assets	(13)	538	475
Trade and other receivables	(14)	84	78
Other non-financial assets	(15)	39	31
Tax assets		146	122

Deferred tax assets	(11)	465	737

Total non-current assets		13,556	13,696

Total assets		23,225	20,839

The accompanying Notes are an integral part of these Consolidated Financial Statements.

180      Consolidated Financial Statements IFRS

	Notes	2011	2010
Trade and other payables	(18)	937	923
Tax liabilities		409	164
Financial liabilities	(18)	1,331	142
Other non-financial liabilities	(18)	1,981	1,726
Provision TomorrowNow litigation	(24)	231	997
Other provisions		331	290
Provisions	(19)	562	1,287
Deferred income	(20)	1,046	911

Total current liabilities		6,266	5,153

Trade and other payables	(18)	43	30
Tax liabilities		408	369
Financial liabilities	(18)	2,925	4,449
Other non-financial liabilities	(18)	92	85
Provisions	(19)	266	292
Deferred tax liabilities	(11)	474	574
Deferred income	(20)	44	63

Total non-current liabilities		4,252	5,862

Total liabilities		10,518	11,015

Issued capital		1,228	1,227
Share premium		419	337
Retained earnings		12,466	9,767
Other components of equity		-37	-142
Treasury shares		-1,377	-1,382
Equity attributable to owners of parent		12,699	9,807

Non-controlling interests		8	17

Total equity	(21)	12,707	9,824

Equity and liabilities		23,225	20,839

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position of SAP Group       181

Consolidated Statements of Changes in Equity of SAP Group as at December 31,

€ millions

	Equity Attributable to Owners of Parent								Non- Controlling Interest	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedge	(21)
Note reference	(21)	(21)	(21)	Statement of Comprehensive Income
January 1, 2009	1,226	320	7,422	-393	-1	-43	-1,362	7,169	2	7,171
Profit after tax			1,748					1,748	2	1,750
Other comprehensive income			-6	74	14	32		114		114
Comprehensive income	0	0	1,742	74	14	32	0	1,862	2	1,864
Dividends			-594					-594		-594
Issuance of shares under share-based payments programs		5						5		5
Reissuance of treasury shares under share-based payments programs		-8					42	34		34
Addition of non-controlling interests								0	10	10
Other			1					1		1
December 31, 2009	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income			-21	188	3	-16		154		154
Comprehensive income	0	0	1,790	188	3	-16	0	1,965	2	1,967
Share-based payments		2						2		2
Dividends			-594					-594		-594
Issuance of shares under share-based payments programs	1	23						24		24
Purchase of treasury shares							-220	-220		-220
Reissuance of treasury shares under share-based payments programs		-5					158	153		153
Other								0	1	1
December 31, 2010	1,227	337	9,767	-131	16	-27	-1,382	9,807	17	9,824
Profit after tax			3,438					3,438	1	3,439
Other comprehensive income			-7	112	-7	0		98		98
Comprehensive income	0	0	3,431	112	-7	0	0	3,536	1	3,537
Share-based payments		9						9		9
Dividends			-713					-713		-713
Issuance of shares under share-based payments programs	1	46						47		47
Purchase of treasury shares							-246	-246		-246
Reissuance of treasury shares under share-based payments programs		27					251	278		278
Change in non-controlling interests			-19					-19	-10	-29
December 31, 2011	1,228	419	12,466	-19	9	-27	-1,377	12,699	8	12,707

The accompanying Notes are an integral part of these Consolidated Financial Statements.

182      Consolidated Financial Statements IFRS

Consolidated Statements of Cash Flows of SAP Group as at December 31,

€ millions

	Notes	2011	2010	2009
Profit after tax		3,439	1,813	1,750
Adjustments to reconcile profit after taxes to net cash flows provided by operating activities:
Depreciation and amortization	(16), (17)	724	534	499
Income tax expense	(11)	1,329	525	685
Financial income, net	(10)	38	67	80
Decrease/increase in sales and bad debt allowances on trade receivables		-18	-49	64
Other adjustments for non-cash items		14	29	3
Decrease/increase in trade receivables		-426	-123	593
Decrease/increase in other assets		-59	-122	209
Decrease/increase in trade payables, provisions, and other liabilities		-380	1,116	-124
Decrease/increase in deferred income		121	66	48
Cash outflows due to TomorrowNow litigation	(24)	-52	-102	-19
Interest paid		-139	-66	-69
Interest received		92	52	22
Income taxes paid, net of refunds		-908	-818	-722
Net cash flows from operating activities		3,775	2,922	3,019
Business combinations, net of cash and cash equivalents acquired	(4)	-188	-4,194	-73
Purchase of intangible assets and property, plant, and equipment		-445	-334	-225
Proceeds from sales of intangible assets or property, plant, and equipment		55	44	45
Purchase of equity or debt instruments of other entities		-2,046	-842	-1,073
Proceeds from sales of equity or debt instruments of other entities		1,398	1,332	1,027
Net cash flows from investing activities		-1,226	-3,994	-299
Purchase of non-controlling interests		-28	0	0
Dividends paid	(22)	-713	-594	-594
Purchase of treasury shares	(22)	-246	-220	0
Proceeds from reissuance of treasury shares		251	127	24
Proceeds from issuing shares (share-based compensation)		46	23	6
Proceeds from borrowings		519	5,380	697
Repayments of borrowings		-1,005	-2,196	-2,303
Net cash flows from financing activities		-1,176	2,520	-2,170
Effect of foreign currency exchange rates on cash and cash equivalents		74	186	54
Net decrease/increase in cash and cash equivalents		1,447	1,634	604
Cash and cash equivalents at the beginning of the period	(22)	3,518	1,884	1,280
Cash and cash equivalents at the end of the period	(22)	4,965	3,518	1,884

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows of SAP Group      183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) General Information about Consolidated Financial Statements

The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, "we," "us," "our," "SAP,” "Group," and "Company") have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation "IFRS" includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2011. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 23, 2012, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The Consolidated Financial Statements include SAP AG and all subsidiaries of SAP AG. Subsidiaries are all entities that are controlled directly or indirectly by SAP AG.

The financial statements of SAP AG and its subsidiaries used in the preparation of the Consolidated Financial Statements have December 31 as their reporting date. All financial statements were prepared applying the same IFRS Group accounting policies. Intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the SAP Group are eliminated in full.

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2009	19	144	163
Additions	4	58	62
Disposals	-2	-20	-22
December 31, 2010	21	182	203
Additions	4	9	13
Disposals	-2	-15	-17
December 31, 2011	23	176	199

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to sales, mergers, and liquidations of consolidated or acquired legal entities.

184      Consolidated Financial Statements IFRS

In 2010, we acquired Sybase, which is significant to some positions in our financial statements and may affect comparability of our 2011 Consolidated Financial Statements with our 2010 and 2009 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

(3) Summary of Significant Accounting Policies

(3a) Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

¡

Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payment arrangements are measured at fair value.

¡	Foreign exchange receivables and payables are translated at period-end exchange rates.

¡	Pensions are measured according to IAS 19 (Employee Benefits) as described in Note (19a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.

(3b) Relevant Accounting Policies

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred. The consideration transferred in an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of transfer of control. Settlements of pre-existing relationships are not included in the consideration transferred. Such amounts are recognized in profit and loss. Identifiable assets acquired and liabilities assumed in a business combination (including contingent consideration) are measured at their fair values at the acquisition date. Changes in contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. We decide on a transaction-by-transaction basis whether to measure the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Where a business combination is achieved in stages SAP recognizes the gain or loss from remeasuring the equity interest to fair value in finance income. Acquisition-related costs incurred are expensed and included in general and administration expenses.

The excess of the consideration transferred in a business combination over the fair value of the SAP share of the identifiable net assets acquired is recorded as goodwill.

In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Foreign Currencies

Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the closing rate at the date of the Statement of Financial Position. Income and expenses are translated at average rates of exchange computed on a monthly basis. All resulting exchange differences are recognized in other comprehensive income. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment are also included in other comprehensive income in our Consolidated Statements of Financial Position. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other comprehensive income to profit or loss.

Notes to the Consolidated Financial Statements      185

On initial recognition, foreign currency transactions are recorded in the respective functional currencies of Group entities by applying to the foreign currency amount the exchange rate at the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate. Resulting exchange differences are recognized, in the period in which they arise, in other non-operating expense, net in the Consolidated Income Statements.

Operating cash flows of foreign subsidiaries are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows of foreign subsidiaries are translated into euros using the exchange rates in effect at the time of the respective transaction. The effect of exchange rate changes on cash is reported in a separate line in the Consolidated Statements of Cash Flows.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the respective closing rates.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1

		Closing Rate as at December 31,		Annual Average Exchange Rate
		2011	2010	2011	2010	2009
U.S. dollar	USD	1.2939	1.3362	1.3863	1.3201	1.3962
Pound sterling	GBP	0.8353	0.8608	0.8656	0.8570	0.8901
Japanese yen	JPY	100.20	108.65	110.17	115.07	130.66
Swiss franc	CHF	1.2156	1.2504	1.2299	1.3699	1.5097
Canadian dollar	CAD	1.3215	1.3322	1.3739	1.3583	1.5832
Australian dollar	AUD	1.2723	1.3136	1.3436	1.4198	1.7394
Revenue Recognition

We derive our revenue from the sale or license of our software products and of support, subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services, and many also include professional services and other elements.

Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our software revenue, support revenue, and revenue from subscriptions, cloud subscriptions and support, and other software-related services. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our consulting revenue and other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists

186      Consolidated Financial Statements IFRS

of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (29).

If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent of the fees that have already been collected.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, or training revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers. Revenue from the sale of perpetual licenses of our standard products is recognized in line with the requirements for selling goods stated in IAS 18 (Revenue) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met. In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses. We usually recognize revenue from software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Sometimes we enter into customer-specific software development agreements. We recognize software revenue in connection with these arrangements using the percentage-of-completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract

Notes to the Consolidated Financial Statements      187

revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support. We recognize support revenue for most of our services ratably over the term of the support arrangement. We do not separately sell technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, cloud subscriptions and support, and other software-related services. Subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to support services during the subscription term. Customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product.

Software rental contracts also combine software and support service elements. Under such contracts the customer is provided with current software products and support, but not with the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement.

Revenue from cloud subscriptions relates to software hosting arrangements that provide the customer with the right to use certain software functionality, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. Cloud subscription revenue as well as revenue from support services provided for our cloud offerings is generally recognized ratably over the term of the arrangement.

Other software-related service revenue mainly results from software-related revenue-sharing agreements with other software vendors.

We recognize consulting and other service revenue when the services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products. Usually, our consulting contracts do not involve significant production, modification, or customization of software and are recognized using the percentage-of-completion method of accounting as outlined above.

Other service revenue consists of fees from training services, cancelable hosting contracts, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees.

Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the services are rendered. Cancelable hosting contracts allow the customer to terminate a software hosting arrangement at any time and to take possession of the hosted software without significant penalty. In

188      Consolidated Financial Statements IFRS

these contracts revenue is allocated to the hosting element and to the software element. The hosting revenue is recognized ratably over the agreed hosting period. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer's IT solution. We recognize revenue from AMS services when the services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers.

The vast majority of our software arrangements form multiple-element arrangements, as they include support services, and many also include professional services and other elements. As authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8), we follow the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition, as amended, in order to determine the recognizable amount of license revenue in multiple-element arrangements. Revenue from multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting services, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We determine the fair value of and allocate revenue to each undelivered element based on its company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately.

We allocate revenue to undelivered support services based on the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The vast majority of our customers renew their annual support service contracts at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew support or services at rates below company-specific objective evidence of fair value of the service.

We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the revenue recognition criteria described above have been met and company-specific objective evidence of fair value for the undelivered elements exists.

Combining or segmenting multiple-element arrangements consisting of software and consulting or other professional services depends on:

¡	Whether the arrangement involves significant production, modification, or customization of the software, and

¡	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.

If neither of the above is the case, revenue for the software element and the other element is recognized separately. In contrast, if one or both of the above is the case, the elements of the arrangement are combined and accounted for as a single unit of accounting, and the entire arrangement fee is recognized using the percentage-of-completion method as outlined above. If the arrangement includes multiple elements, we exclude those elements from contract accounting that meet

Notes to the Consolidated Financial Statements      189

the criteria for separate recognition (for example support services or training), provided that the elements have stand- alone value.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution, and the fair value of the benefit is reasonably estimable.

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third-party licenses, shipping and ramp-up cost, etc.

Cost of Professional Services and Other Services

Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including messaging revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.

Development activities involve the application of research findings or other knowledge to a plan or design of new or substantially improved software products before the start of commercial use. Development expenditures are capitalized only if all of the following criteria are met:

¡	The development cost can be measured reliably.

¡	The product is technically and commercially feasible.

¡	Future economic benefits are probable.

¡	We intend to complete development and market the product.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, all research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio and messaging business.

General and Administration

General and administration includes costs related to finance and administrative functions, human resources and general management as long as they are not directly attributable to one of the other operating expense line items.

Leases

We are a lessee of property, plant, and equipment, mainly buildings, hardware, and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

190      Consolidated Financial Statements IFRS

Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. The incentives are amortized over the life of the lease and the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually-agreed future increases of rents.

Income Tax

Deferred taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Statements of Financial Position and their respective tax bases and on the carryforwards of unused tax losses and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period that includes the respective enactment date.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Share-Based Compensation

Share-based compensation covers cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.

The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards that ultimately vest. We grant our employees discounts on certain share-based compensation plans. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payment plans that are settled by paying cash rather than by issuing equity instruments, a provision is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in provisions. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the provision are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payment arrangements granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common shares which we cannot reasonably predict.

Notes to the Consolidated Financial Statements      191

In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.

For more information about our share-based compensation plans, see Note (28).

Other Components of Equity

Other components of equity include:

¡

Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future.

¡	Unrealized gains and losses on available-for-sale financial assets.

¡	Gains and losses on cash flow hedges comprising the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss.

Treasury Shares

Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares any excess of their carrying amount over the calculated par value is charged to retained earnings.

Non Controlling Interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Changes in non-controlling interest result from changes in equity of the respective subsidiary as well as changes in ownership. Upon a change in ownership the carrying amount of the controlling and non controlling interest is adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interest and the fair value of the consideration paid or received is recognized directly in retained earnings.

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of SAP AG by the weighted average number of common shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities to issue common shares were exercised or converted. The average market value of the Company's shares for purposes of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding.

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.

These assets are recognized and measured in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). Accordingly, financial assets are recognized in the

192      Consolidated Financial Statements IFRS

Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

¡

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. Interest income from items assigned to this category is determined using the effective interest method if the time value of money is material. For further information on trade receivables see the Trade and Other Receivables section.

¡

Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to either of the two other categories and mainly include equity investments and debt investments. If readily determinable from market data, available-for-sale financial assets are measured at fair value, with changes in fair value being reported net of tax in other comprehensive income. Fair value changes are not recognized in profit or loss until the assets are sold or impaired. Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.

¡

Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss comprise only those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment charges in the amount of the difference of an asset's carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in finance income, net. For available-for-sale financial assets such impairment charges directly reduce an asset's carrying amount while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.

Notes to the Consolidated Financial Statements      193

Income/expenses and gains/losses on financial assets consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income is included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.

Investments in Associates

Companies in which we do not have a controlling financial interest, but over which we can exercise significant operating and financial influence (associates) are accounted for using the equity method.

Derivatives

We account for derivatives and hedging activities in accordance with IAS 39 at fair value.

Derivatives without Designated Hedge Relationship

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the realized profits or losses from the derivatives.

Embedded Derivatives

We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the following are met:

¡	The economic characteristics and risks of the host contract and the embedded derivative are not closely related.

¡	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

¡	The combined instrument is not measured at fair value through profit or loss.

Derivatives with Designated Cash Flow Hedge Relationship

Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other comprehensive income. We subsequently reclassify the portion of gains or losses from other comprehensive income to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (26).

Valuation and Testing of Effectiveness

The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.

Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges are recognized directly in other comprehensive income, while gains

194      Consolidated Financial Statements IFRS

and losses on the interest element and on those time values excluded from the hedging relationship are recognized in profit or loss immediately.

The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs (EURIBOR), reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in cash flows of the hedging relationship components will offset the impact of fluctuations of the underlying forecasted transactions.

Retrospectively, effectiveness is tested on a cumulative basis applying the Dollar Offset Method by using the Hypothetical Derivative Method. Under this approach, the change in fair value of a constructed hypothetical derivative with terms reflecting the relevant terms of the hedged item is compared to the change in the fair value of the hedging instrument employing its relevant terms. The hedge is deemed highly effective if the results are within the range 80% to 125%.

Trade and Other Receivables

Trade receivables are recorded at invoiced amounts less sales allowances and allowances for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:

¡

First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement.

¡

Second, we evaluate homogenous portfolios of trade receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.

Account balances are written off, that is, charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements, expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

Included in trade receivables are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date.

Notes to the Consolidated Financial Statements      195

Other Non-Financial Assets

Other non-financial assets are recorded at amortized cost, which approximates fair value due to their short-term nature.

We capitalize the discount of our loans to employees as prepaid expenses and release it ratably to personnel expenses.

Intangible Assets

We classify intangible assets according to their nature and use in our operation. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. Other intangibles consist primarily of acquired trademark licenses and customer contracts.

Purchased intangible assets with finite useful lives are recorded at acquisition cost and are amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.

We recognize acquired in-process research and development projects as an intangible asset separate from goodwill if a project meets the definition of an asset. Amortization for these intangible assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five to seven years.

Amortization expenses of intangible assets are classified as cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, and general and administration depending on their use.

Property, Plant, and Equipment

Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives.

Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method. Land is not depreciated.

Useful Lives of Property, Plant, and Equipment

Buildings	25 to 50 years
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the term used reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.

196      Consolidated Financial Statements IFRS

Impairment of Goodwill and Non-Current Assets

We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit to which goodwill has been allocated to is less than its carrying value.

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segments since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the operating segments that are expected to benefit from the synergies of the combination. If the carrying amount of the operating segment to which the goodwill is allocated exceeds the recoverable amount, an impairment loss on goodwill allocated to this operating segment is recognized. The recoverable amount is the higher of the operating segment's fair value less cost to sell and its value in use. These values are generally determined based on discounted cash flow calculations. We determine the recoverable amount of a segment based on its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amounts exceed the carrying amount.

We review non-current assets, such as property, plant, equipment, and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Intangible assets not yet available for use are tested for impairment annually.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level; instead, it is performed at the level of the cash-generating unit (CGU) to which the asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset or its CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in other operating income, net in profit or loss.

Impairment losses for non-current assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist, we would consider the need to reverse all or a portion of the impairment through profit or loss.

Contingent Assets

We carry insurance policies amongst others to offset the expenses associated with defending against litigation matters as well as other risks. To mitigate the risk of customer default, our trade receivables are partially covered by merchandise

Notes to the Consolidated Financial Statements      197

credit insurance. We recognize the respective reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities.

Financial liabilities are recognized and measured in accordance with IAS 39. Accordingly, they are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value. In the case of financial liabilities not at fair value through profit or loss this includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:

¡

Financial liabilities at fair value through profit or loss only comprise those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss on initial recognition. This category solely contains embedded and other derivatives with negative fair values, except where hedge accounting is applied. All changes in the fair value of financial liabilities in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

¡	Financial liabilities at amortized cost include all non-derivative financial liabilities not quoted in an active market which are measured at amortized cost using the effective interest method.

Expenses and gains/losses on financial liabilities consist of interest expenses, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.

Financial liabilities are derecognized when the contractual obligation is discharged, canceled or has expired.

Non-Financial Liabilities

Other non-financial liabilities with fixed or determinable payments that are not quoted in an active market are mainly the result of obligations to employees and fiscal authorities and are generally measured at amortized cost.

Provisions

Provisions are recorded when:

¡	It is more likely than not that we have a legal or constructive obligation to third parties as a result of a past event.

¡	The amount can be reasonably estimated.

¡

It is probable that there will be an outflow of future economic benefits to settle the obligation, while there may be uncertainty about the timing or amount of the future expenditure required in the settlement.

We regularly adjust provisions as further information becomes available or circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the reporting date. Discount rates are regularly adjusted to current market interest rates.

198      Consolidated Financial Statements IFRS

Post-Employment Benefits

We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are disclosed in Note (19a). As a result of the actuarial calculation for each plan we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.

SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when paid or due.

Certain of our foreign subsidiaries are required to provide termination indemnity benefits to their employees regardless of the reason for termination (retirement, voluntary, or involuntary). We treat these plans as defined benefit pension plans if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary, or involuntary).

Deferred Income

Deferred income is recognized as software revenue, support revenue, subscription revenue, consulting revenue, development revenue, training revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.

Presentation in the Consolidated Statements of Cash Flows

We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities.

Certain comparative amounts in the Consolidated Statement of Cash Flows have been reclassified to conform with the current year's presentation. Such reclassifications are considered immaterial to the financial statements.

(3c) Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results could differ from original estimates.

Notes to the Consolidated Financial Statements      199

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, are:

¡	Revenue recognition

¡	Valuation of trade receivables

¡	Accounting for share-based compensation

¡	Accounting for income tax

¡	Accounting for business combinations

¡	Subsequent accounting for goodwill and other intangibles

¡	Accounting for legal contingencies

¡	Recognition of internally generated intangible assets from development

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.

Revenue Recognition

As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.

In most of our revenue-generating arrangements we sell to the customer more than one product solution or service. Additionally, we have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. We therefore have to determine:

¡	Which arrangements with the same customer are to be accounted for as one arrangement

¡	Which deliverables under one arrangement are to be accounted for separately

¡	How to allocate the total arrangement fee to the individual elements of one arrangement

The determination of whether different arrangements with the same customer are to be accounted for as one arrangement is highly judgmental as it requires us to evaluate whether the arrangements are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two arrangements are accounted for separately or as one arrangement.

Under an arrangement including software and other deliverables, we do not account for the software and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because software revenue which may otherwise have been recognized up front is recognized over the term of providing the essential deliverable.

We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. We believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement company-specific objective evidence of fair value as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of company-specific objective evidence of fair value which may impact the timing and amount of revenue recognized depending on:

¡	Whether company-specific objective evidence of fair value can be demonstrated for the undelivered elements of a software arrangement

200      Consolidated Financial Statements IFRS

¡	The approaches used to demonstrate company-specific objective evidence of fair value

Additionally, our revenue would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other professional services, and customer-specific software development projects is determined by applying the percentage-of-completion method. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer's financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental, as history may not be indicative of future development, particularly in the global economic circumstances resulting from the recent global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates. To mitigate this risk, our trade receivables are partially covered by merchandise credit insurance.

Accounting for Share-Based Compensation

As described in Note (28), we have issued both equity-settled as well as cash-settled share-based compensation plans.

We use certain assumptions in estimating the fair values for our share-based compensation plans, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly

Notes to the Consolidated Financial Statements      201

impact the fair value determination and thus the amount and timing of our share-based compensation expenses. Furthermore, the fair values of the options granted under our 2009 Plan (SOP PP) are dependent on our performance against the Tech Peer Group Index (TechPGI) since grant date, the volatility and the expected correlation between the market price of this index, and our share price.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of shares of SAP will be the most relevant factor. In respect to our plan granted in 2009 (SOP PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout.

Accounting for Income Tax

We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgments are necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgments can have a material effect on our income tax expense, income tax provision, and profit after tax.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgments, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

For more information about our income tax, see Note (11).

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

¡	Fair values assigned to assets subject to depreciation and amortization affect the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

202      Consolidated Financial Statements IFRS

¡	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

¡

Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).

Subsequent Accounting for Goodwill and Other Intangibles

As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is allocated on a systematic basis over their useful lives. Judgment is required in:

¡

The determination of the useful life of an intangible asset as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.

¡

The determination of the amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

In making impairment assessments for our intangible assets and goodwill, we use certain assumptions and estimates about future cash flows, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

The results of goodwill impairment tests may depend on the allocation of goodwill to our operating segments. This allocation is judgmental as it is based on our estimates regarding which operating segments are expected to benefit from the synergies of the business combination.

We recorded no charges on our goodwill and no significant impairment charges on our intangible assets during 2011. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment charges will not occur in the future. For more information, see Note (16).

Accounting for Legal Contingencies

As described in Note (24), currently we are involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be.

Notably, judgment is required in:

¡	Determining whether an obligation exists

¡	Determining the probability of outflow of economic benefits

¡	Determining whether the amount of an obligation is estimable

¡	Estimating the obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

Notes to the Consolidated Financial Statements      203

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on our 2009 results. The change in the provision for the TomorrowNow litigation had a material impact on our 2010 and 2011 financial statements. For further information about this case, see Notes (19b) and (24).

Recognition of Internally Generated Intangible Assets from Development

Under IFRS, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:

¡	Determining whether activities should be considered research activities or development activities.

¡	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments.

¡	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

¡	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use.

¡	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by us on a regular basis.

(3d) New Accounting Standards Adopted in the Current Period

The new accounting standards adopted in fiscal year 2011 did not have a material impact on our Consolidated Financial Statements.

(3e) New Accounting Standards not yet Adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have a considerable effect on the Consolidated Financial Statements of the Group, except for:

¡

Amendments to IFRS 7 (Financial Instruments: Disclosures) — Transfers of financial assets, which become mandatory for our 2012 Consolidated Financial Statements and might result in additional disclosures.

¡	Amendments to IFRS 7 (Financial Instruments: Disclosures) — Offsetting financial assets and financial liabilities, which become mandatory for our 2013 Consolidated Financial Statements

204      Consolidated Financial Statements IFRS

(subject to timely endorsement by the EU) and require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure and which might result in additional disclosures.

¡

IFRS 9 (Financial Instruments), which becomes mandatory for our 2015 Consolidated Financial Statements (subject to timely endorsement by the EU) and is expected to impact the classification and measurement of financial assets. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

¡

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities): This new set of standards provides a single consolidation model that identifies control as the basis for consolidation for all types of entities, establishes principles for the financial reporting by parties to a joint arrangement and combines, enhances and replaces the current disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 (Separate Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures). The new requirements become mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU). We have not yet completed the determination of the impact on our Consolidated Financial Statements.

¡

IFRS 13 (Fair Value Measurement) defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The new standard becomes mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU) and is not expected to have a significant impact on our Consolidated Financial Statements.

¡

Amendments to IAS 1 (Presentation of Financial Statements), which become mandatory for the Group’s 2013 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and U.S. GAAP, and will impact the presentation of items within the Consolidated Statements of Comprehensive Income. While not early-adopting the amendments to IAS 1, SAP already provides additional disclosures to enhance the reader’s insight into which elements of SAP’s cumulative other comprehensive income will, through recycling, impact profit or loss in the future.

¡

Amendments to IAS 19 (Employee Benefits), which become mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance and cash flows, and are likely to impact, for example, the amount of actuarial gains and losses that will impact profit and loss versus be allocated to other comprehensive income as remeasurements. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

¡

Amendments to IAS 32 (Financial Instruments: Presentation) — Offsetting financial assets and financial liabilities, which become mandatory for the Group’s 2014 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to eliminate inconsistencies when applying the offsetting criteria and include some clarifications. We have not yet completed the determination of the extent of the impact on our Consolidated Financial Statements.

Notes to the Consolidated Financial Statements      205

(4) Business Combinations

In 2011, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
SECUDE AG, Emmetten, Switzerland	SECUDE is a privately held entity engaged in IT security software products and solutions.	Asset Purchase	n.a.	February 1, 2011

Right Hemisphere Inc., San Ramon, CA, USA	Right Hemisphere is a privately held entity focusing on visual 3-D enterprise solutions	Share Purchase	100%	September 16, 2011

Crossgate AG, Munich, Germany	Crossgate is a privately held entity specializing in hosted B2B integration services, enabling companies to fully integrate and network with trading partners, clients, and suppliers.	Share Purchase	100% (including a previously owned minority interest of 6%)	November 1, 2011

All transactions were immaterial to SAP individually and in the aggregate. All of the acquired businesses develop and/or sell software in specific areas of strategic interest to us or complement our service portfolio.

Business combinations of the prior year are described in the Notes to our Consolidated Financial Statements for 2010. We disclosed that the fair values of the deferred taxes and liabilities relating to legal and litigation related liabilities were provisional. The valuation was completed in 2011. Adjustments to the allocation of the acquisition price resulted in the immaterial changes to amounts reported in the prior year.

Acquisitions After the End of the Reporting Period

On February 21, 2012, we acquired more than 90% of the outstanding ordinary shares of SuccessFactors and obtained control of SuccessFactors. Subsequent to the acceptance of the tender offer we effected a short-form merger and acquired the remaining shares for the same US$40.00 per share price that was paid in the cash tender offer. Taking into account all components, we estimate the total consideration to be transferred to be US$3.6 billion (€2.75 billion), all of which is paid in cash. Acquisition-related costs (to be included in general and administrative expenses in our income statements) approximate €12 million (thereof €3.8 million recognized in 2011).

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we expect to significantly accelerate our momentum as a provider of cloud applications, platforms, and infrastructure, and to establish an advanced end-to-end offering of cloud and on premise solutions for managing all relevant business processes.

206      Consolidated Financial Statements IFRS

The initial accounting for the business combination is incomplete at the time the financial statements were authorised for issue. Based on preliminary valuations of the assets acquired and liabilities assumed in the acquisition, we expect to acquire assets of approximately €0.9 billion to €1.1 billion, including identifiable intangible assets ranging from €0.7 billion to €0.8 billion and cash of approximately €0.1 billion. The assumed liabilities are expected to range from €0.5 billion to €0.7 billion. We estimate that goodwill resulting from this acquisition will range from €2 billion to €2.5 billion. The goodwill recognized is not expected to be deductible for income tax purposes. Due to the fact that valuations of assets, liabilities, and contingencies are ongoing, the presented figures may change significantly.

The goodwill arising from the acquisition consists largely of the synergies and the skills and technical talent of SuccessFactors’ workforce. The allocation of goodwill to our reportable segments will depend on our final management structure which has not yet been determined.

(5) Revenue

For detailed information about our revenue recognition policies, see Note (3).

For revenue information by segment and geographic region, see Note (29).

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

€ millions

	2011	2010	2009
Revenue recognized in the respective year	172	141	109
Aggregate cost recognized (multi-year)	229	163	106
Recognized result (+profit/-loss; multi-year)	14	17	14
Advance payments received	5	5	3
Gross amounts due from customers	20	21	8
Gross amounts due to customers	44	35	7
Loss provisions	27	28	1

(6) Restructuring

Restructuring expenses were as follows:

Restructuring Expenses

€ millions

	2011	2010	2009
Employee-related restructuring expenses	0	1	187
Facility-related restructuring expenses	4	-4	11
Restructuring expenses	4	-3	198

Restructuring expenses in 2011 and 2010 relate to changes in estimates for prior-year restructurings.

Notes to the Consolidated Financial Statements      207

As restructuring expenses were significant to our operations in 2009, we have presented these expenses separately in our Consolidated Income Statements in accordance with IAS 1.97. If not presented separately, these expenses would break down as follows:

Restructuring Expenses

€ millions

	2011	2010	2009
Cost of software and software-related services	0	0	17
Cost of professional services and other services	4	-1	60
Research and development	0	-1	48
Sales and marketing	0	-1	59
General and administration	0	0	14
Restructuring expenses	4	-3	198

(7) Other Operating Income/Expense, Net

Other operating income/expense, net, was as follows:

Other Operating Income/Expense, Net

€ millions

	2011	2010	2009
Miscellaneous other operating expenses	-3	-5	-3
Gain on disposals of non-current assets	18	3	11
Miscellaneous other operating income	10	11	25
Other operating income/expense, net	25	9	33

Gain on disposals of non-current assets includes gains from the sale of a disposal group as of December 1, 2011.

(8) Employee Benefits Expense and Headcount

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions

	2011	2010	2009
Salaries	4,939	4,383	4,007
Social security expense	642	607	554
Pension expense	176	149	147
Share-based payment expense	68	58	54
Termination benefits	59	63	14
Employee-related restructuring expense	0	1	187
Employee benefits expense	5,884	5,261	4,963

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (19a). Expenses for local state pension plans are included in social security expense.

208      Consolidated Financial Statements IFRS

Number of Employees

On December 31, 2011, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

Full-time equivalents

	December 31, 2011				December 31, 2010				December 31, 2009
	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422
Professional services and other services	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348
Research and development	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814
Sales and marketing	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513
General and administration	2,073	1,120	542	3,735	2,053	1,005	518	3,576	1,919	724	408	3,051
Infrastructure	1,182	702	274	2,158	1,135	628	266	2,029	854	408	174	1,436
SAP Group (December 31)	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584
Thereof acquisitions	264	49	90	403	1,174	1,975	1,084	4,233	158	73	0	231
SAP Group (months’ end average)	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769

1)	Europe, Middle East, Africa

The increase of our full-time equivalent employee numbers in 2010 was mainly due to the acquisition of Sybase in July 2010.

Allocation of Share-Based Compensation Expense

The allocation of expense for share-based compensation, net of the effects from hedging these instruments, to the various expense items is as follows:

Notes to the Consolidated Financial Statements      209

Share-Based Compensation

€ millions

	2011	2010	2009
Cost of software and software-related services	5	4	5
Cost of professional services and other services	11	9	9
Research and development	16	19	18
Sales and marketing	15	16	12
General and administration	21	10	10
Total share-based compensation	68	58	54
Thereof cash-settled share-based payment plans	33	29	49
Thereof equity-settled share-based payment plans	35	29	5

For more information about our share-based compensation plans, see Note (28).

(9) Other Non-Operating Income/Expense, Net

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions

	2011	2010	2009
Foreign currency exchange gain/loss, net	-58	-175	-73
Thereof realized gain/loss	-59	-317	89
Thereof unrealized gain/loss	13	199	-168
Thereof embedded derivatives	-12	-57	6
Miscellaneous other non-operating income	2	3	8
Miscellaneous other non-operating expense	-19	-14	-8
Other non-operating income/expense, net	-75	-186	-73

210      Consolidated Financial Statements IFRS

(10) Finance Income, Net

Other finance income, net was as follows:

Finance Income, Net

€ millions

	2011	2010	2009
Finance income
Interest income from
available-for-sale financial assets (debt)	2	0	0
loans and receivables	62	34	35
derivatives	37	25	0
Gains on
available-for-sale financial assets (debt)	1	2	0
available-for-sale financial assets (equity)	12	9	1
Share of result of associates	9	3	1
Finance income	123	73	37
Finance cost
Interest expense from
financial liabilities at amortized cost	-123	-77	-63
derivatives	-37	-31	-38
TomorrowNow litigation	8	-12	0
Losses on
available-for-sale financial assets (equity)	0	-1	-1
Impairment losses from
available-for-sale financial assets (equity)	-2	-3	-11
Fee expenses	-7	-16	-4
Finance cost	-161	-140	-117
Finance income, net	-38	-67	-80

Notes to the Consolidated Financial Statements      211

(11) Income tax

Income tax expense for the years ended December 31 comprised the following components:

Tax Expense According to Region

€ millions

	2011	2010	2009
Current tax expense
Germany	635	413	344
Foreign	521	459	380

Total current tax expense	1,156	872	724

Deferred tax expense/income
Germany	-12	23	-16
Foreign	185	-370	-23

Total deferred tax expense/ income	173	-347	-39

Total income tax expense	1,329	525	685

Major Components of Tax Expense

€ millions

	2011	2010	2009
Current tax expense/income
Tax expense for current year	1,152	862	783
Taxes for prior years	4	10	-59

Total current tax expense	1,156	872	724

Deferred tax expense/income
Origination and reversal of temporary differences	162	-388	-51
Unused tax losses, research and development tax credits and foreign tax credits	11	41	12

Total deferred tax expense/ income	173	-347	-39

Total income tax expense	1,329	525	685

Profit before tax consisted of the following:

Profit Before Tax

€ millions

	2011	2010	2009
Germany	2,323	2,009	1,324
Foreign	2,445	329	1,111

Total	4,768	2,338	2,435

212      Consolidated Financial Statements IFRS

The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.34% (2010: 26.29%; 2009: 26.21%) to the actual income tax expense. Our 2011 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2010: 15.00%; 2009: 15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.51% (2010: 10.46%; 2009: 10.38%).

Relationship Between Tax Expense and Accounting Profit

€ millions, unless otherwise stated

	2011	2010	2009
Profit before tax	4,768	2,338	2,435
Tax expense at applicable tax rate of 26.34% (2010: 26.29%; 2009: 26.21%)	1,256	615	638
Tax effect of
Foreign tax rates	77	- 68	57
Non-deductible expenses	89	101	94
Tax exempt income	- 149	- 96	- 52
Withholding taxes	93	39	40
Research and development and foreign tax credits	- 33	- 53	- 20
Prior-year taxes	- 25	- 27	- 56
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	0	11	- 8
Other	21	3	- 8

Total tax expense	1,329	525	685

Effective tax rate in %	27.9	22.5	28.1

Deferred tax assets and liabilities on a gross basis as at December 31, 2011 and 2010, are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions

	2011	2010
Deferred tax assets
Intangible assets	68	69
Property, plant, and equipment	16	14
Other financial assets	12	12
Trade and other receivables	23	30
Net operating loss carryforwards	57	56
Pension provisions	104	97
Share-based payments	31	37
Other provisions and obligations	286	549
Deferred income	44	41
Research and development and foreign tax credits	17	23
Other	103	112

Deferred tax assets	761	1,040

Deferred tax liabilities
Intangible assets	421	507
Property, plant, and equipment	58	47
Other financial assets	210	226
Trade and other receivables	15	21
Pension provisions	37	37
Other provisions and obligations	1	3
Deferred income	3	5
Other	25	31

Deferred tax liabilities	770	877

Deferred tax assets/liabilities, net	- 9	163

The decrease in deferred tax assets mainly results from the tax effect of the reduction in the provision recorded for the TomorrowNow litigation. The decrease in deferred tax liabilities mainly results from the subsequent effects of our business combinations in prior years. It mostly relates to intangible assets and other financial assets.

Notes to the Consolidated Financial Statements      213

Current income tax payments were reduced in 2011 in the amount of €53 million (2010: €1 million; 2009: €2 million) due to the TomorrowNow litigation.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31, 2011, 2010, and 2009, because it is not probable that future taxable profits will be available against which we can utilize the benefits thereof:

Items not Resulting in a Deferred Tax Asset

€ millions

	2011	2010	2009
Unused tax losses
Not expiring	38	9	13
Expiring in the following year	10	5	1
Expiring after the following year	93	103	138

Total unused tax losses	141	117	152

Unused research and development and foreign tax credits
Not expiring	17	21	0
Expiring after the following year	3	2	4

Total unused tax credits	20	23	4

We have not recognized a deferred tax liability on approximately €5.54 billion (2010: €4.56 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €1.10 per share for the year ended December 31, 2011, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31, 2011, 2010, and 2009, consists of the following:

Total Income Tax

€ millions

	2011	2010	2009
Income tax recorded in profit	1,329	525	685
Income tax recorded in share premium	- 10	- 1	0
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Actuarial gains/losses on defined benefit pension plans	- 5	-18	0
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Unrealized gains/losses on available-for-sale financial assets	0	0	1
Gains/losses on cash flow hedges	- 1	- 5	11
Currency effects	- 6	5	0

Total	1,307	506	697

The income tax recorded in share premium relates to our equity-settled share-based compensation.

214      Consolidated Financial Statements IFRS

We are subject to ongoing tax audits by domestic and foreign tax authorities. As a result of the tax audit of SAP AG and its German subsidiaries for the years 2003 through 2006, we are in dispute with the German tax authorities in respect of intercompany financing matters. We strongly disagree with the tax authorities’ position and intend to vigorously contest it. Currently, we expect that we will need to initiate litigation to prevail. We have not recorded a provision for this matter as we believe that the authorities’ claim has no merit and that no adjustment is warranted. If, contrary to our view, the German tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expense) for the tax audit period 2003 through 2006 and for the following years 2007 through 2011 of approximately €130 million in total.

(12) Earnings per Share

Restricted shares (the bonus shares in the Share Matching Plan as discussed in Note (28) below) granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated

	2011	2010	2009
Profit attributable to owners of parent	3,438	1,811	1,748
Issued ordinary shares	1,227	1,226	1,226
Effect of treasury shares	- 38	- 38	- 38
Weighted average shares – basic 1)	1,189	1,188	1,188
Dilutive effect of share-based payment plans 1)	1	1	1
Weighted average shares – diluted 1)	1,190	1,189	1,189

Basic earnings per share, in €, attributable to owners of parent	2.89	1.52	1.47

Diluted earnings per share, in €, attributable to owners of parent	2.89	1.52	1.47

1)	Number of shares in millions

Notes to the Consolidated Financial Statements      215

(13) Other Financial Assets

Other financial assets as at December 31 were as follows:

Other Financial Assets

€ millions

	2011			2010
	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	269	313	582	42	328	370
Debt investments	400	0	400	0	0	0
Equity investments	0	161	161	0	107	107
Available-for-sale financial assets	400	161	561	0	107	107
Derivatives	148	17	165	116	0	116
Investments in associates	0	47	47	0	40	40

Total	817	538	1,355	158	475	633

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in insurance policies relating to pension assets (semi-retirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note (20b)), other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2011, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in German government bonds and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions

	2011	2010
Euros	432	34
U.S. dollars	123	71
Other	6	2

Total	561	107

Our equity investments include securities measured at cost because they do not have a quoted market price and fair value cannot be reliably measured. These equity investments had a carrying value of €122 million and €79 million as at December 31, 2011, and 2010, respectively. Effects from impairment losses, reclassifications and gains/losses from sales of such equity investments were immaterial for all periods presented.

216      Consolidated Financial Statements IFRS

As of December 31, 2011, we do not intend to dispose of any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (27).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (26).

(14) Trade and Other Receivables

Trade and other receivables were as follows:

Trade and Other Receivables

€ millions

	2011			2010
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,431	0	3,431	3,031	0	3,031
Other receivables	62	84	146	68	78	146
Total trade and other receivables	3,493	84	3,577	3,099	78	3,177

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions

	2011	2010
Gross carrying amount	3,566	3,187
Sales allowances charged to revenue	- 94	- 112
Allowance for doubtful accounts charged to expense	- 41	- 44
Carrying amount trade receivables, net	3,431	3,031

Changes in the allowance for doubtful accounts were as follows:

Increase (Decrease) in Allowance for Doubtful Accounts Charged to Expense

€ millions

	2011	2010
January 1	44	48
Utilization	- 6	0
Addition	6	9
Release	- 3	- 14
Exchange rate effects and other changes	0	1
December 31	41	44

Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.

Notes to the Consolidated Financial Statements      217

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions

	0000000	0000000
	2011	2010
Not past due and not individually impaired	2,803	2,390
Past due but not individually impaired
Past due 1 – 30 days	308	278
Past due 31 – 120 days	163	206
Past due 121 – 365 days	58	60
Past due over 365 days	13	42
Total past due but not individually impaired	542	586
Individually impaired, net of allowances	86	55
Carrying amount of trade receivables, net	3,431	3,031

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.

For more information about financial risk and how we manage it, see Notes (25) and (26).

(15) Other Non-Financial Assets

Other Non-Financial Assets

€ millions

	2011			2010
	Current	Non-current	Total	Current	Non-current	Total
Prepaid expenses	95	39	134	101	31	132
Other tax assets	68	0	68	58	0	58
Advance payments	11	0	11	8	0	8
Inventories	11	0	11	12	0	12
Miscellaneous other assets	2	0	2	2	0	2
Total other non-financial assets	187	39	226	181	31	212

218      Consolidated Financial Statements IFRS

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be charged to expense in future periods.

(16) Goodwill and Intangible Assets

Goodwill and Intangible Assets

€ millions

	Goodwill	Software and Database Licenses	Acquired Technology/IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2010	5,088	334	663	758	6,843
Foreign currency exchange differences	38	3	7	- 5	43
Additions from business combinations	3,398	11	569	1,155	5,133
Other additions	0	79	0	0	79
Retirements/disposals	0	- 10	1	- 5	- 14
December 31, 2010	8,524	417	1,240	1,903	12,084
Foreign currency exchange differences	117	1	19	28	165
Additions from business combinations	170	1	26	11	208
Other additions	0	76	0	0	76
Retirements/disposals	- 5	- 6	- 18	- 12	- 41
December 31, 2011	8,806	489	1,267	1,930	12,492

Accumulated amortization
January 1, 2010	94	219	376	266	955
Foreign currency exchange differences	2	4	7	5	18
Additions depreciation	0	36	143	142	321
Retirements/disposals	0	- 10	1	- 5	- 14
December 31, 2010	96	249	527	408	1,280
Foreign currency exchange differences	1	0	12	13	26
Additions depreciation	0	49	171	266	486
Retirements/disposals	0	- 3	- 18	- 12	- 33
December 31, 2011	97	295	692	675	1,759

Carrying value December 31, 2010	8,428	168	713	1,495	10,804

Carrying value December 31, 2011	8,709	194	575	1,255	10,733

Notes to the Consolidated Financial Statements      219

The disposal of goodwill (€5 million) relates to the sale of a disposal group that included operations of an acquired entity.

The additions to software and database licenses in 2011 and 2010 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).

We carry the following significant intangible assets:

Significant Intangible Assets

	Carrying Amount in € Millions		Remaining Useful Life in Years
	2011	2010
Sybase – Acquired technologies	435	518	3–5
Business Objects – Acquired technologies	50	86	1–4
Sybase – Maintenance-related customer relationships	706	846	11
Sybase – Messaging and license-related customer relationships	173	189	1–9
Business Objects – Maintenance-related customer relationships	215	250	10–13
Business Objects – Other customer relationships	42	67	5–8
Total significant intangible assets	1,621	1,956

The carrying amount of goodwill by reportable segment at December 31, 2011, and 2010, was as follows:

Goodwill by Segment

€ millions

	12/31/2011	Thereof Changes in 2011	12/31/2010	Thereof Changes in 2010
Product	5,206	151	5,001	776
Consulting	781	11	764	67
Training	176	3	171	22
Sybase	2,546	0	2,492	2,533
Total	8,709	165	8,428	3,398

For more information about our segments see Note (29).

The recoverable amounts for all our segments have been determined based on “value in use” calculations. The calculations use cash flow projections based on actual operating results and a company-wide five-year business plan approved by management. Cash flows for periods beyond this five-year business plan were extrapolated using the segment-specific terminal growth rates disclosed in the table below. These terminal growth rates do not exceed the long-term average growth rates for the markets in which our operating segments operate. Our estimated cash flow projections are discounted to present value by means of the pre-tax discount rates disclosed in the table below together with the terminal revenue growth rates. These pre-tax discount rates are based on a weighted average cost of capital approach (WACC).

	Product	Consulting	Training	Sybase
Pre-tax discount rates	12.7%	12.1%	12.6%	13.6%
Terminal revenue growth rate	3.6%	3.2%	2.4%	3.6%

220      Consolidated Financial Statements IFRS

The segments sell complementary products and services and their recoverable amounts are based on some of the same key assumptions. These key assumptions on which management has based its cash flow projections for the period covered by our five-year business plan are:

Key assumption	Basis for determining values assigned to key assumption

Budgeted revenue growth	Revenue growth rate achieved in the period immediately before the budget period, increased for an expected increase in SAP’s addressable market in the areas of cloud, mobility, and database as well as expected growth in the established categories of applications and analytics. Values assigned reflect past experience as well as expectations regarding an increase in the addressable market.

Budgeted operating margin	Operating margin budgeted for a given budget period equals the operating margin achieved in the period immediately before the budget period, increased for expected efficiency improvements. Values assigned reflect past experience, except for efficiency improvements.

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of our product, consulting, or training segments to exceed their respective recoverable amounts.

The Sybase segment’s recoverable amount exceeds its carrying amount by €922 million. The projected cash flows for the Sybase segment are derived from the budgeted operating margins and based on an average cash flow growth rate of 18% during the five-year business plan approved by management. The average cash flow growth rate would need to be 7.8 percentage points lower in order for the Sybase segment’s recoverable amount to be equal to its carrying amount. For the year ended December 31, 2011, the Sybase segment exceeded 2011 projected cash flows.

Notes to the Consolidated Financial Statements      221

(17) Property, Plant, and Equipment

Property, Plant, and Equipment

€ millions

	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Historical cost
January 1, 2010	1,252	1,277	33	2,562
Foreign currency exchange differences	50	38	1	89
Additions from business combinations	10	14	0	24
Other additions	30	226	7	263
Retirements/disposals	- 34	- 165	0	- 199
Transfers	28	3	- 31	0
December 31, 2010	1,336	1,393	10	2,739
Foreign currency exchange differences	7	3	0	10
Additions from business combinations	0	0	0	0
Other additions	29	337	6	372
Retirements/disposals	- 19	- 183	- 1	- 203
Transfers	7	1	- 8	0
December 31, 2011	1,360	1,551	7	2,918

Accumulated depreciation
January 1, 2010	382	809	0	1,191
Foreign currency exchange differences	19	26	0	45
Additions depreciation	45	166	0	211
Impairments	2	0	0	2
Retirements/disposals	- 23	- 136	0	- 159
Transfers	0	0	0	0
December 31, 2010	425	865	0	1,290
Foreign currency exchange differences	4	1	0	5
Additions depreciation	47	191	0	238
Retirements/disposals	- 16	- 150	0	- 166
Transfers	0	0	0	0
December 31, 2011	460	907	0	1,367

Carrying value
December 31, 2010	911	528	10	1,449
December 31, 2011	900	644	7	1,551

222      Consolidated Financial Statements IFRS

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and cars acquired in the normal course of business.

(18) Trade and Other Payables, Financial Liabilities, and Other Non-Financial liabilities

(18a) Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

€ millions

	2011 Term			2010 Term
	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2010
Trade payables	727	0	727	700	0	700
Advance payments received	95	0	95	97	0	97
Miscellaneous other liabilities	115	43	158	126	30	156
Trade and other payables	937	43	980	923	30	953

Miscellaneous other liabilities include mainly deferral amounts for free rent periods.

(18b) Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial liabilities

€ millions

	2011 Term			2010 Term
	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2010
Bonds	600	1,595	2,195	0	2,191	2,191
Private placement transactions	423	1,237	1,660	0	1,069	1,069
Bank loans	101	1	102	1	1,098	1,099
Other financial liabilities	207	92	299	141	91	232
Financial liabilities	1,331	2,925	4,256	142	4,449	4,591

Notes to the Consolidated Financial Statements      223

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.98% in 2011, 2.76% in 2010, and 4.32% in 2009.

An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (25). Information on the risk associated with our financial liabilities is provided in Note (26) and information on fair values is provided in Note (27).

Bonds

As at December 31, 2011, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume on 12/31/2011 in € millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.65%	500	498	498
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.59%	500	498	497
Eurobond 3 – 2010	2012	99.863%	1.75% (fix)	2.01%	600	600	598
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.39%	600	599	598
Bonds						2,195	2,191

The Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in Respective Currency on 12/31/2011 in millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
German promissory note SSD				€697	697	696
Tranche 1 – 2009	2012	4.04% (fix)	4.08%	€63.5
Tranche 2 – 2009	2012	3.46% (variable)	3.51%	€359.5
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86
Tranche 4 – 2009	2014	3.81% (variable)	3.86%	€158
Tranche 5 – 2009	2014	3.72% (variable)	3.76%	€30

U.S. private placement				US$1,250	963	373
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$300
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$200
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$600
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$150
Private placements					1,660	1,069

224      Consolidated Financial Statements IFRS

The coupon and the effective interest rates for the floating rate tranches 2, 4, and 5 of the German promissory notes (“Schuldscheindarlehen,” SSD) were calculated based on the last three-month EURIBOR interest rate fixing for the tranches in 2011.

The U.S. private placement notes were issued through one of our subsidiaries that has the U.S. dollar as its functional currency.

Bank Loans

Our bank loans have the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume on 12/31/2011 in € millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
Acquisition term loan	2012	1.45% (var.)	2.02%	0	0	992
Additional term loan	2012	2.64% (var.)	2.64%	100	100	100
Other loans	—	variable	variable	2	2	7
Bank loans					102	1,099

The acquisition term loan to finance the acquisition of Sybase in July 2010 with an initial drawdown of approximately €2.64 billion and an outstanding nominal volume of €1.0 billion as at December 31, 2010, was repaid early during 2011.

The coupon and the effective interest rate for the additional term loan were calculated based on the last 12-month EURIBOR interest rate fixing for this financing instrument in 2011.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.

(18c) Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

€ millions

	2011 Term			2010 Term
	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2011
Other employee-related liabilities	1,541	92	1,633	1,362	85	1,447
Other taxes	440	0	440	364	0	364
Other non-financial liabilities	1,981	92	2,073	1,726	85	1,811

Notes to the Consolidated Financial Statements      225

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(19) Provisions

Provisions based on due dates as at December 31 were as follows:

Provisions

€ millions

	2011			2010
	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (19a))	25	71	96	2	76	78
Other provisions (see Note (19b))	537	195	732	1,285	216	1,501

Total	562	266	828	1,287	292	1,579

(19a) Pension Plans and Similar Obligations

We maintain several defined benefit and defined contribution pension plans for our employees in Germany and at foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries.

Our domestic defined benefit pension plans provide participants with pension benefits that are based on the length of service and compensation of employees.

There is also a domestic employee-financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurer. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.

Foreign defined benefit pension plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

226      Consolidated Financial Statements IFRS

The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

€ millions

	Domestic Plans		Foreign Plans		Other Post-Employment Plans		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	416	346	439	343	25	20	880	709
Service cost	- 2	- 4	19	17	3	3	20	16
Interest cost	20	18	14	17	1	1	35	36
Employee contributions	25	46	4	4	0	0	29	50
Actuarial loss (+)/gain (-)	11	13	0	29	- 1	2	10	44
Benefits paid	- 5	- 4	- 28	- 17	- 2	- 1	- 35	- 22
Acquisitions/divestitures	- 4	1	- 1	4	0	4	- 5	9
Curtailments/settlements	0	0	- 3	0	0	- 4	- 3	- 4
Other changes	1	0	0	0	0	0	1	0
Past service cost	0	0	- 3	- 3	0	0	- 3	- 3
Foreign currency exchange rate changes	0	0	16	45	1	0	17	45
Benefit obligation at year-end	462	416	457	439	27	25	946	880
Thereof fully or partially funded plans	462	416	417	404	13	12	892	832
Thereof unfunded plans	0	0	40	35	14	13	54	48

Change in plan assets
Fair value of plan assets at beginning of year	414	345	386	311	4	4	804	660
Expected return on plan assets	19	17	7	19	1	0	27	36
Employer contributions	2	1	17	31	3	5	22	37
Employee contributions	25	46	4	4	0	0	29	50
Benefits paid	- 5	- 4	- 28	- 17	- 2	- 1	- 35	- 22
Acquisitions/divestitures	- 4	0	0	2	0	0	- 4	2
Settlements	0	0	- 3	0	0	- 4	- 3	- 4
Other changes	0	0	0	0	- 1	0	- 1	0
Actuarial loss (-)/gain (+)	9	9	- 7	- 1	0	0	2	8
Foreign currency exchange rate changes	0	0	11	37	0	0	11	37
Fair value of plan assets at year-end	460	414	387	386	5	4	852	804

Funded status at year-end	- 2	- 2	- 70	- 53	- 22	- 21	- 94	- 76

Amounts recognized in the Consolidated Statement of Financial Position:
Non-current pension assets	0	0	2	2	0	0	2	2
Accrued benefit liability (current)	0	0	- 25	- 2	0	0	- 25	- 2
Accrued benefit liability (non-current)	- 2	- 2	- 47	- 53	- 22	- 21	- 71	- 76

Total	- 2	- 2	- 70	- 53	- 22	- 21	- 94	- 76

Notes to the Consolidated Financial Statements      227

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions for Defined Benefit Liabilities

Percent

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	4.6	4.9	5.1	3.2	3.3	4.7	5.4	5.7	5.7
Rate of compensation increase	2.5	2.5	2.5	1.8	1.8	2.3	3.0	5.0	6.9

The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The components of total expense of defined benefit pension plans for the years 2011, 2010, and 2009 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

€ millions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost	- 2	- 4	- 6	19	17	15	3	3	2	20	16	11
Interest cost	20	18	18	14	17	15	1	1	1	35	36	34
Expected return on plan assets	- 19	- 17	- 15	- 7	- 19	- 14	- 1	0	0	- 27	- 36	- 29
Curtailment	0	0	0	0	0	- 1	0	0	0	0	0	- 1
Past service cost	0	0	0	- 3	- 3	0	0	0	0	- 3	- 3	0

Total expense	- 1	- 3	- 3	23	12	15	3	4	3	25	13	15
Actual return on plan assets	28	26	- 3	5	18	42	0	0	0	33	44	39

Due to the fact that our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

228      Consolidated Financial Statements IFRS

We have recognized the following amounts of actuarial gains and losses for our defined benefit pension plans:

Actuarial Gains (Losses) on Defined Benefit Pension Plans

€ millions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Beginning balance of actuarial gains (-) and losses (+) on defined benefit plans	- 6	- 10	- 18	86	53	57	0	- 2	- 2	80	41	37
Actuarial gains (-) and losses (+) on defined benefit plans recognized during the period	2	4	5	7	30	3	- 1	2	0	8	36	8
Other changes	0	0	3	0	0	-5	- 1	0	0	- 1	0	- 2
Foreign currency exchange rate changes	0	0	0	4	3	- 2	1	0	0	5	3	- 2
Ending balance of actuarial gains (-) and losses (+) on defined benefit plans	- 4	- 6	- 10	97	86	53	- 1	0	- 2	92	80	41

For the determination of the total expense for the years 2011, 2010, and 2009, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2011, 2010, and 2009, the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans) were used:

Actuarial Assumptions for Total Expense

Percent

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	4.9	5.1	5.8	3.2	4.4	5.0	5.3	5.6	6.5
Expected return on plan assets	4.5	4.5	4.5	1.5	5.1	5.3	7.8	7.6	6.5
Rate of compensation increase	2.5	2.2	2.1	1.8	1.8	2.3	3.1	4.9	6.3

Notes to the Consolidated Financial Statements      229

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2011, and our target asset allocation for the year 2012 are as follows:

Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

Percent

	Target Asset Allocation 2012	Actual % of 2011 Plan Assets	Target Asset Allocation 2011	Actual % of 2010 Plan Assets
Asset category
Equity	12	10	12	11
Fixed income	66	60	81	80
Real estate	3	3	3	5
Insurance policies	1	1	0	0
Cash and other assets	18	26	4	4

Total	100	100	100	100

The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

Our expected contribution in 2012 is €1 million for domestic defined benefit pension plans and €47 million for foreign defined benefit pension plans, all of which is expected to be paid in cash.

230      Consolidated Financial Statements IFRS

The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:

Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

€ millions

	Domestic Plans					Foreign Plans					Other Post Employment Plans					Total
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Defined benefit obligation	462	416	346	314	274	457	439	343	306	287	27	25	20	18	13	946	880	709	638	574
Liability experience adjustments	11	13	- 13	- 10	- 37	0	29	31	- 45	0	- 1	2	0	0	- 1	10	44	18	- 55	- 38
Plan assets	460	414	345	314	272	387	386	311	261	311	5	4	4	3	0	852	804	660	578	583
Asset experience adjustments	9	9	- 18	- 8	- 30	- 7	- 1	28	- 99	- 10	0	0	0	0	0	2	8	10	- 107	- 40
Funded status	- 2	- 2	- 1	0	- 2	- 70	- 53	- 32	- 45	24	- 22	- 21	- 16	- 15	- 13	- 94	- 76	- 49	- 60	9
Defined Contribution Plan/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2011, 2010, and 2009, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions

	2011	2010	2009
Defined contribution plans	151	136	132
State plans	244	215	183

Total expense	395	351	315

Notes to the Consolidated Financial Statements      231

(19b) Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions

	Balance 1/1/2011	Addition	Accretion	Acquisition	Utilization	Release	Currency Impact	Balance 12/31/2011
Employee-related provisions
Provisions for share-based compensation	147	49	0	0	- 70	- 9	2	119
Other employee-related provisions	167	93	0	0	- 63	- 8	0	189
Customer-related provisions	50	83	0	0	- 56	- 29	0	48
Litigation-related provisions
TomorrowNow litigation	997	32	0	0	- 25	- 757	- 16	231
Other litigation-related provisions	43	26	0	0	- 13	- 5	2	53
Other provisions	97	17	5	5	- 25	- 8	1	92

Total Other Provisions	1,501	300	5	5	- 252	- 816	- 11	732
Thereof current	1,285							537
Thereof non-current	216							195

For more information about our share-based compensation programs, see Note (28).

Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash flows within this time period.

Customer-related provisions include performance obligations as well as expected contract losses. The associated cash outflows are substantially short-term in nature.

Litigation-related provisions relate primarily to the litigation matters described in Note (24). We have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in connection with the 2011 acquisitions are measured at provisional values. For details see Note (3c). The estimate regarding the provision for the TomorrowNow litigation was adjusted substantially following the judgment of the court in September 2011. For more details, see Note (24).

232      Consolidated Financial Statements IFRS

Other provisions relate mainly to decommissioning, restoration and similar liabilities associated with leased facilities, onerous contracts, warranty obligations and restructuring provisions. The associated cash outflows for decommissioning, restoration and similar liabilities, which are typically long-term in nature, are generally expected to occur at the dates of exit of the facilities to which they relate. The utilization of onerous leases depends on the terms of the underlying lease contract. The related outflow for the remaining other provisions is of short-term nature.

(20) Deferred Income

Deferred income consists mainly of prepayments made by our customers for support services and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

(21) Total Equity

Issued Capital

As at December 31, 2011, SAP AG had issued 1,228,083,382 no-par shares (December 31, 2010: 1,226,822,697) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2009	1,226	- 38	1,226	- 1,362
Issuing shares under share-based payment programs	0	0	0	0
Reissuance of treasury shares under share-based payment programs	0	1	0	42
December 31, 2009	1,226	- 37	1,226	- 1,320
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	- 6	0	- 220
Reissuance of treasury shares under share-based payment programs	0	4	0	158
December 31, 2010	1,227	- 39	1,227	- 1,382
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	- 6	0	- 246
Reissuance of treasury shares under share-based payment programs	0	7	0	251
December 31, 2011	1,228	- 38	1,228	- 1,377

Notes to the Consolidated Financial Statements      233

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

¡

Up to a total amount of €250 million by issuing new common shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

¡

Up to a total amount of €250 million by issuing new common shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

¡

Up to a total amount of €30 million by issuing new common shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based compensation (as employee shares). Shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s issued capital is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share- based payment plans exercise their conversion or subscription rights. As at December 31, 2011, €134 million, representing 134 million shares, is still available for issuance (2010: €207 million).

Share Premium

Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions and share-based compensation transactions.

Retained Earnings

Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

Other comprehensive income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Booked in other Comprehensive Income that will be Reclassified to Profit or Loss Before Tax

€ millions

	2011	2010	2009
Gains (losses) on exchange differences on translation	106	193	76
Reclassification adjustments on exchange differences on translation	0	0	- 2

Exchange differences on translation	106	193	74
Gains (losses) on remeasuring available-for-sale financial assets	- 6	5	15
Reclassification adjustments on available-for-sale financial assets	- 1	- 2	0

Available-for-sale financial assets	- 7	3	15
Gains (losses) on cash flow hedges	- 23	- 88	- 41
Reclassification adjustments on cash flow hedges	22	67	84

Cash flow hedges	- 1	- 21	43

234      Consolidated Financial Statements IFRS

Treasury Shares

By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to purchase, on or before June 30, 2013, up to 120 million shares of the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment programs. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the profits of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2011, the Executive Board of SAP AG intends to propose a dividend of €1.10 per share (that is an estimated total dividend of €1,3 billion) to be paid from the profits of SAP AG.

Dividends per share for 2010 and 2009 were €0.60 and €0.50 respectively and were paid in the succeeding year.

(22) Additional Capital Disclosures

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We aim for a capital structure that gives us a high degree of independence, security, and financial flexibility so that we can, for example, access capital markets on reasonable terms to satisfy funding requirements.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.

Capital Structure

	2011		2010
	€ Millions	% of Equity and Liabilities	€ Millions	% of Equity and Liabilities	% Change
Total equity	12,707	55	9,824	47	29
Total current liabilities	6,266	27	5,153	25	22
Total non-current liabilities	4,252	18	5,862	28	- 27
Total liabilities	10,518	45	11,015	53	- 5

Equity and liabilities	23,225	100	20,839	100	11

Notes to the Consolidated Financial Statements      235

At year-end 2011, we returned to being mainly equity-financed, as our debt ratio (defined as the ratio of total liabilities to equity and liabilities) decreased to 45% at the end of 2011 (as compared to 53% at the end of 2010). This positive development is mainly due to the strong operating cash flow in 2011, which enabled us to repay all of the acquisition-related debt outstanding as at December 31, 2010. For the same reason, the ratio of total financial debt to equity and liabilities decreased to 17% at the end of 2011 (21% as at December 31, 2010). Total financial debt consists of bank loans, bonds, and private placements. While we monitor these ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions

	2011	2010	Change
Cash and cash equivalents	4,965	3,518	1,447
Current investments	636	10	626

Total Group liquidity	5,601	3,528	2,073

Current bank loans	101	1	100
Current private placement transactions	423	0	423
Current bonds	600	0	600

Net liquidity 1	4,477	3,527	950
Non-current bank loans	1	1,106	- 1,105
Non-current private placement transactions	1,240	1,071	169
Non-current bonds	1,600	2,200	- 600

Net liquidity 2	1,636	- 850	2,486

Net liquidity 1 is total Group liquidity minus current financial debt. The increase of current financial debts relates to reclassifications due to changes in the respective maturity profile.

Net liquidity 2 is net liquidity 1 minus non-current financial debt. Our strong operating cash flow in 2011 was the main reason for the improvement of our net liquidity ratios since December 31, 2010. The increase in private placement liabilities in 2011 compared with December 31, 2010, results from a US$750 million private placement transaction concluded in the United States on June 1, 2011.

We seek to maintain a positive net liquidity position at the end of 2012. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or private U.S. placements, only if market conditions are advantageous. Depending on the level of net liquidity we seek to achieve, we intend to continue to consider repurchasing shares for treasury in the future, but not before the fourth quarter of 2012.

For further information about our financial debt, see Note (18b).

236      Consolidated Financial Statements IFRS

Distribution Policy

Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In 2011, we were able to distribute €713 million in dividends from our 2010 profit (as compared to €594 million in each of 2010 and 2009 related to 2009 and 2008 profit, respectively). Aside from the distributed dividend, in 2011 and 2010 we also returned €246 and €220 million respectively to our shareholders by repurchasing our own shares (no share repurchase occurred in 2009).

Commitments exist in connection with our equity-settled share- based payment plans (as described in Note (28)), which we intend to meet by reissuing treasury shares or issuing common shares (For more information about contingent capital, see Note (21)).

(23) Other Financial Commitments and Contingent Liabilities

Other Financial Commitments

Our other financial commitments as at December 31, 2011, and 2010, were as follows:

Other Financial Commitments

€ millions

	2011	2010
Operating leases	878	754
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	76	74
Other purchase obligations	496	387
Purchase obligations	572	461

Total	1,450	1,215

Our operating leases relate primarily to the lease of office space, hardware, and cars, with remaining non-cancelable lease terms between less than one and 25 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment, and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment and car purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

Commitments under operating leasing contracts and purchase obligations as at December 31, 2011, were as follows:

Other Financial Commitments

€ millions

	Operating Leases	Purchase Obligations
Due 2012	212	371
Due 2013-2016	535	170
Due thereafter	131	31

	878	572

Our rental and operating lease expenses were €241 million, €267 million, and €264 million for the years 2011, 2010, and 2009, respectively.

Contingent Liabilities

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications

Notes to the Consolidated Financial Statements      237

as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other provisions (see Note (19b)).

For contingent liabilities related to litigation matters, see Note (24).

(24) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$272 million (US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc., (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The Markman hearing was held in June 2011. The trial is scheduled for June 2012.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc., and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and

238      Consolidated Financial Statements IFRS

misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America, and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damages claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1,655,600,000 under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting the reduced damages of US$272 million or having a new trial, which would decide between damages based on lost profits or infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. The new trial date has not yet been set.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years’ probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in May 2011. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages

Notes to the Consolidated Financial Statements      239

verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. SAP is appealing.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal has not yet been scheduled.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on nonincome taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €82 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For income tax risk-related litigation please refer to Note (11).

240      Consolidated Financial Statements IFRS

(25) Financial Risk Factors

We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

Market Risk

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration.

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (26).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, SAP AG is exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from SAP subsidiaries to SAP AG. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with SAP AG in Germany, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of SAP AG is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, as at December 31, we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of SuccessFactors, Inc. as the funds are provided through our free cash and a term loan, both generated in euros. For more information, see Notes (4) and (26).

Interest-Rate Risk

Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

Notes to the Consolidated Financial Statements      241

As at December 31, 2011, our liquidity was mainly invested in time deposits and government bonds with fixed yields, and money market instruments with variable yields, held as cash equivalents and current investments. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are not exposed to an interest-rate risk with regard to these investments. However, a fair value interest rate exposure arises from the government bonds classified as available for sale. Also, we are exposed to a cash flow risk from the variable-yield money market funds in the euro zone and the United States.

As at December 31, 2011, we are also exposed to an interest- rate risk from our financing activities (for more details on the individual instruments see Note (18b)). While all our issued bonds with a total volume of €2.2 billion and our U.S. private placement notes with a volume of US$1.25 billion pay fixed interest, the SSD, totaling €697 million has a €547.5 million variable-rate tranche, which gives rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR rates. The same applies to the variable-rate additional term loan with a volume of €100 million.

Equity-Price Risk

Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in listed equity securities (2011: €39 million; 2010: €28 million) and our share-based compensation plans (for the exposure from these plans see Note (28)).

Credit Risk

Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations.

To reduce the credit risk in trade receivables and investments, we have made the following arrangements:

¡	An agreement with an insurer to insure part of our trade receivables against credit losses

¡

The receipt of rights to collateral for certain investing activities in the full amount of the investment volume, which we would only be allowed to make use of in the case of default of the counterparty to the investment.

With the exception of these transactions, we have not executed significant agreements to reduce our overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2011, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2011. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (24).

242      Consolidated Financial Statements IFRS

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2011	2012	2013	2014	2015	2016	Thereafter
Non-derivative financial liabilities
Trade payables	-727	-727	0	0	0	0	0
Financial liabilities	-4,034	-1,264	-687	-840	-276	-495	-792

Total of non-derivative financial liabilities	-4,761	-1,991	-687	-840	-276	-495	-792
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	-179
cash outflows		-2,887	-10	-10	-10	-10	-40
cash inflows		2,797	0	0	0	0	0
Currency derivatives with designated hedge relationship	-34
cash outflows		-569	-50	0	0	0	0
cash inflows		534	49	0	0	0	0
Interest rate derivatives with designated hedge relationship	-8
cash outflows		-9	-5	-3	0	0	0
cash inflows		6	3	1	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	118
cash outflows		-2,172	0	0	0	0	0
cash inflows		2,281	0	0	0	0	0
Currency derivatives with designated hedge relationship	4
cash outflows		-82	0	0	0	0	0
cash inflows		87	0	0	0	0	0

Total of derivative financial liabilities and assets	-99	-14	-13	-12	-10	-10	-40

Notes to the Consolidated Financial Statements      243

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2010	2011	2012	2013	2014	2015	Thereafter
Non-derivative financial liabilities
Trade payables	-699	-699	0	0	0	0	0
Financial liabilities	-4,445	-145	-2,220	-667	-824	-253	-695

Total of non-derivative financial liabilities	-5,144	-844	-2,220	-667	-824	-253	-695
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	-109
cash outflows		-883	-9	-9	-9	-9	-42
cash inflows		852	0	0	0	0	0
Currency derivatives with designated hedge relationship	-27
cash outflows		-360	-38	0	0	0	0
cash inflows		333	36	0	0	0	0
Interest rate derivatives with designated hedge relationship	-10
cash outflows		-12	-9	-5	-3	0	0
cash inflows		5	4	2	1	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	80
cash outflows		-4,502	0	0	0	0	0
cash inflows		4,590	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
cash outflows		-62	0	0	0	0	0
cash inflows		64	0	0	0	0	0

Total of derivative financial liabilities and assets	-63	25	-16	-12	-11	-9	-42

The overall decrease of cash outflows for our non-derivative financial liabilities compared to year-end 2010 is mainly due to the early repayment of the acquisition term loan in the amount of €1 billion while our 2011 financing activities only amounted to €580 million. For more information, see Note (18b).

(26) Financial Risk Management

We manage market risks (including foreign currency exchange rate risk, interest rate risk, equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

244      Consolidated Financial Statements IFRS

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. In the sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other comprehensive income we determine the periodic effects by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

Foreign Currency Exchange Rate Risk Management

We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.

Currency Hedges Without Designated Hedge Relationship

The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

Currency hedges without a designated hedge relationship also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

In addition, we held foreign currency options as at December 31, 2011, to partially hedge the cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of Success-Factors, Inc. For more information see Note (4).

Currency Hedges with Designated Hedge Relationship (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2011, net losses totaling €14 million (2010: net losses of €55 million; 2009: net losses of €18 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2011 and 2010, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in 2011 and 2010 and only immaterial ineffectiveness for these hedges in 2009. In 2011, we reclassified net losses of €13 million (2010: net losses of €44 million; 2009: net losses of €37 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €21 million of the net losses recognized in other comprehensive income as at December 31, 2011, will be reclassified from other comprehensive income to profit or loss during fiscal year 2012.

Notes to the Consolidated Financial Statements      245

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes both, our foreign currency-denominated financial instruments and our forecasted intercompany transactions, although the latter are scoped out of IFRS 7. As our internal calculation of value-at-risk is thus not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

¡

Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non-existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments.

¡

Income or expenses recorded in connection with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income in this regard.

¡

Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit or other comprehensive income.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

¡	Derivatives held within a designated cash-flow hedge relationship

¡	Foreign currency embedded derivatives

¡	The foreign currency options held as at December 31, 2011, in connection with the acquisition of SuccessFactors.

With respect to the nominal amounts of derivatives held within a designated cash-flow hedge relationship, the foreign currency options and foreign currency embedded derivatives, the data at year-end is not representative of the exposure during the year as a whole. On average, our exposure to foreign currency exchange rate risk in 2011 was based on nominal amounts of €1.3 billion, with a range of exposure on nominal amounts from a low of €815 million to a high of €2.4 billion, which was also the year-end exposure.

As mentioned above, the interest element, which is not part of the assigned cash flow hedge relationship and is recognized in profit or loss, is not affected by currency fluctuations. As we do not have a significant exposure to a single currency in our derivatives held within a designated cash flow hedge relationship, we disclose our exposure to our major foreign currencies (as described in Note (26)) in total. If, on December 31, 2011, the euro had gained (lost) 10% against all our major currencies, the effective portion of the foreign currency cash-flow hedge recorded in other comprehensive income would have been €70 million higher (lower) (December 31, 2010: €46 million higher (lower); December 31, 2009: €55 million higher (lower)) than presented.

With respect to our foreign currency embedded derivatives, any changes in the value of such derivatives is recognized in profit or loss. If, on December 31, 2011, the euro had gained (lost) 10% against the Swiss franc (which is the currency

246      Consolidated Financial Statements IFRS

accounting for the majority of our exposure from foreign currency embedded derivatives), Other non-operating expense, net would have been €41 million higher (lower) (December 31, 2010: €42 million higher (lower); December 31, 2009: €38 million higher (lower)) than presented.

The foreign currency options held to hedge the cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of SuccessFactors were not designated as cash flow hedges. Therefore, any change in the value of these derivatives is recognized in profit or loss. If, on December 31, 2011, the euro had gained (lost) 10% against the U.S. dollar, Other non-operating expense, net would have been €6 million higher (€50 million lower) than presented.

Our sensitivity to foreign currency exchange rate fluctuations has increased during the year ended December 31, 2011, mainly due to the increase of the nominal amounts hedged in a cash-flow hedge relationship and the nominal amounts underlying the foreign currency options held in connection with the acquisition of SuccessFactors.

Interest-Rate Risk Management

The primary aim of our interest-rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2011, a cash flow interest rate risk existed with regard to our investing activities in money market instruments with variable yields in the amount of €1.4 billion.

While the majority of our financial debt carries a fixed interest rate, €648 million in financial liabilities carry floating interest rates. To hedge the cash-flow risk resulting from fluctuations in future interest payments for the variable-rate tranches of the German promissory notes (SSD), which have a nominal value of €548 million, we entered into interest rate payer swaps. With these instruments, we are economically converting the underlying floating rate into a fixed rate, as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. On December 31, 2011, the nominal volume of the interest rate payer swaps covered the total volume of the variable-rate tranches of the SSD. The cash flow risk resulting from fluctuations in future payments relating to the outstanding balance of €100 million of the additional term loan as at December 31, 2011, was not hedged. Interest rate swaps included, approximately 97% (2010: 75%) of our total interest- bearing financial liabilities outstanding as at December 31, 2011, had a fixed interest rate whereas 69% (2010: 65%) of our interest-bearing investments had a fixed interest rate.

Therefore, we are mainly exposed to an interest-rate risk from our variable-yield money market instruments.

Derivatives with Designated Hedge Relationship (Cash Flow Hedges)

As at December 31, 2011, we held interest rate derivatives with a designated hedge relationship that had a negative fair value of €8 million (2010: €10 million), for which in 2011 net losses of €3 million (2010: €10 million net losses; 2009: €14 million net losses) were recorded in other comprehensive income due to the designation as cash-flow hedge instruments. In 2011, we reclassified net losses of €4 million (2010: net losses of €6 million; 2009: €26 million) out of other comprehensive income to finance income, net due to the hedged items affecting income. We did not record any ineffectiveness for these hedges for the fiscal years 2011, 2010, and 2009.

The following table shows the contractual maturities of the cash flows for the SSD interest payments:

Contractual Maturities of the Cash Flows for SSD Interest Payments

Start Date	End Date	Nominal Volume in € Millions	Reference Rate
April 9, 2009	April 9, 2012	359.5	3-month-EURIBOR
April 9, 2009	April 9, 2014	158	3-month-EURIBOR
June 2, 2009	June 2, 2014	30	3-month-EURIBOR

Notes to the Consolidated Financial Statements      247

Interest Rate Exposure

A sensitivity analysis is provided to show our interest rate risk exposure on December 31, 2011, considering the following:

¡

Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31, 2011, we had fixed-rate government bonds classified as available-for-sale as described in Note (25). We therefore consider interest rate changes relating to the fair value measurement of such fixed-rate non-derivative financial assets classified as available-for-sale in the equity-related sensitivity calculation.

As our investment portfolio did not contain fixed-rate financial assets throughout the whole of 2011, the data at year-end is not representative of the year as a whole. On average, our exposure to fair value interest rate risk from investing activities in 2011 was based on interest-bearing assets of €250 million, with a range of exposure from a high of €500 million to a low of €0 million. The year-end exposure was €400 million.

¡

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Since we have entered into interest rate payer swaps for the variable components of the SSD, we therefore have no significant interest-rate risk arising from our SSD. Thus, we take into consideration interest rate changes relating to our additional term loan and our investments in money market instruments in the profit-related sensitivity calculation.

With respect to the invested amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to cash flow interest rate risk from investments in 2011 was based on investments of €1.3 billion, with a range of exposure on investments from a low of €875 million to a high of €1.4 billion which was also the year-end exposure. With respect to the financed amounts, the data at year-end is not representative of the year as a whole. Significant debt amounts from the acquisition term loan raised in connection with the acquisition of Sybase were refinanced in 2011. On average, our exposure to cash flow interest rate risk from financing activities in 2011 was based on interest-bearing liabilities of €308 million, with a range of exposure from a high of €1.1 billion to a low of €100 million which was also the year-end exposure.

¡

Due to the designation of interest rate payer swaps to a cash flow hedge relationship, the interest rate changes affect the respective amounts recorded in other comprehensive income. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation, as they offset the variable-interest-rate payments for the SSD. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest rate swaps designated to be in a hedge relationship. With respect to the borrowing and related hedged amounts, the data at year-end is representative for the year as a whole.

Due to the current low interest rate level we base our sensitivity analyses on a yield curve shift of +100/-20 basis points to avoid negative interest rates.

If, on December 31, 2011, 2010, and 2009 interest rates had been 100 basis points higher (20 basis points lower), this would not have had a material effect on:

¡	The gains/losses on available-for-sale financial assets positions in other comprehensive income

¡	Finance income, net for our variable-interest-rate investments and financial debt

¡	The effective portion of the interest rate cash flow hedge in other comprehensive income

Equity-Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2011: €39 million; 2010: €28 million) are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2011 (2010), would not have a material impact on the value of our investments in marketable securities and the corresponding entries in other comprehensive income.

248      Consolidated Financial Statements IFRS

We are exposed to equity price risk with regard to our share-based payment plans. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. While the underlying share-based payment plans are not within the scope of IFRS 7 and thus the resulting equity price risk is not required to be analyzed, the derivative instruments used to hedge these plans are. Nevertheless, in our sensitivity analysis we include the underlying share-based payment plans and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2011, would have increased (decreased) our share-based compensation expenses by €27 million (€25 million) (2010: €53 million; 2009: €46 million).

Credit Risk Management

To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least A-. We only make investments at issuers with a lower rating in exceptional cases. However, such investments were not material in 2011. The weighted average rating of our financial assets is in the range A to A-. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds of non-financial corporations with at least investment grade level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes.

We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on the market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance.

Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries and countries worldwide. For further information about our trade receivables, see Note (14). For information about the maximum exposure to credit risk, see Note (25).

Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Our primary source of liquidity is funds generated from our business operations, which have historically been the primary source of the liquid funds needed to maintain our investing and financing strategy. The majority of our subsidiaries pool

Notes to the Consolidated Financial Statements      249

their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015, effectively replacing the €1.5 billion syndicated revolving credit facility signed in September 2009. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. As at December 31, 2011, there were no borrowings outstanding under the facility. Furthermore, as at December 15, 2011, SAP AG secured a forward loan in the amount of €200 million bearing fixed interest with the exact borrowing rate determined at the date of drawdown at the applicable EURIBOR plus a margin of 35 basis points per annum.

To partially finance the forecasted acquisition of SuccessFactors, as at December 3, 2011, SAP AG entered into a €1.0 billion syndicated term loan facility agreement with an initial term of one year ending in December 2012, which may be extended by six months. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR plus a margin of 60 to 85 basis points, depending on the point in time during the term when the credit facility is used. We are also required to pay a commitment fee of 12.5 basis points per annum increasing to a maximum of 20 basis points, depending on the amount drawn. As at December 31, 2011, there were no borrowings outstanding under the facility; however in connection with closing the acquisition of SuccessFactors on February 21, 2012, we drew €1 billion under the facility.

Additionally, as at December 31, 2011, and 2010, SAP AG had available lines of credit totaling €490 million and €545 million, respectively. As at December 31, 2011, and 2010, there were no borrowings outstanding under these lines of credit. As at December 31, 2011, and 2010, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €54 million and €60 million, respectively. Total aggregate borrowings under these lines of credit were immaterial as at December 31, 2011, and 2010.

(27) Additional Fair Value Disclosures on Financial Instruments

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT) and amortized cost (AC).

250      Consolidated Financial Statements IFRS

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Fair Values of Financial Instruments

€ millions

		2011						2010
		Book Value 12/31		Measurement Categories		Fair Value 12/31	Not in Scope of IFRS 7	Book Value 12/31		Measurement Categories		Fair Value 12/31	Not in Scope of IFRS 7

	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	4,965	4,965			4,965		3,518	3,518			3,518
Trade receivables	L&R	3,577	3,431			3,431	145	3,177	3,031			3,031	146
Other financial assets		1,355						633
Debt securities	L&R/AFS				400	400
Equity securities	AFS			122	39	39	47			79	28	28	40
Other nonderivative financial assets	L&R		396			396	186		188			188	182
Derivative assets
with hedging relationship	—				4	4					3	3
without hedging relationship	HFT				161	161					113	113
Liabilities
Trade payables	AC	-980	-727			-727	-253	-952	-699			-699	-253
Financial liabilities		-4,256						-4,591
Nonderivative financial liabilities	AC		-4,034			-4,107			-4,445			-4,463
Derivatives
with hedging relationship	—				-43	-43					-37	-37
without hedging relationship	HFT				-179	-179					-109	-109
Total financial instruments		4,661	4,031	122	382	4,340	125	1,785	1,593	79	-2	1,573	115
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss	HFT	161			161	161		113			113	113
available-for-sale	AFS	561		122	439	439		107		79	28	28
Loans and receivables	L&R	8,937	8,792			8,792	145	6,883	6,737			6,737	146
Financial liabilities
at fair value through profit or loss	HFT	-179			-179	-179		-109			-109	-109
at amortized cost	AC	-5,014	-4,761			-4,834	-253	-5,397	-5,144			-5,162	-253
Out of IAS 39
Financial instruments related to employee benefit plans		186					186	182					182
Investment in associates		47					47	40					40
Derivatives with hedging relationship		-39			-39	-39		-34			-34	-34
Total financial instruments		4,660	4,031	122	382	4,340	125	1,785	1,593	79	-2	1,573	115

Notes to the Consolidated Financial Statements      251

Determination of Fair Values

IAS 39 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. We have classified our financial instruments into those that are measured at fair value and those that are measured at cost or amortized cost.

Financial Instruments Measured at Fair Value

Depending on the inputs used for determining fair value, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 7.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

¡	Level 1: Quoted prices in active markets for identical assets or liabilities.

252      Consolidated Financial Statements IFRS

–	Available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.

¡

Level 2: Inputs other than those that can be observed, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

–	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest-rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market and future rates for the remaining term of the contracts as a basis.

–	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at December 31, deducting a discount for the disposal restriction based on the premium for a respective put option.

¡	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as at December 31, 2011, to the three levels of the fair value hierarchy according to IFRS 7.

Classification of Financial Instruments

€ millions

	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	400	0	0	400	0	0	0	0
Equity investments	18	21	0	39	1	27	0	28
Available-for-sale financial assets	418	21	0	439	1	27	0	28
Derivative financial assets	0	165	0	165	0	116	0	116

Total	418	186	0	604	1	143	0	144
Financial liabilities
Derivative financial liabilities	0	222	0	222	0	146	0	146

Total	0	222	0	222	0	146	0	146

Notes to the Consolidated Financial Statements      253

Financial Instruments Measured at Cost/at Amortized Cost

The fair values of these financial instruments are determined as follows:

¡

Cash and cash equivalents, trade receivables, other non-derivative financial assets: Because the financial assets are primarily short-term, it is assumed that their carrying values approximate their fair values. Non-interest-bearing or below market-rate non-current loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan.

¡

Available-for-sale equity investments in private companies: For these investments in equity instruments primarily consisting of venture capital investments, fair values cannot readily be observed as they do not have a quoted market price in an active market. Also, calculating fair value by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, such investments are accounted for at cost approximating fair value, with impairment being assessed based on revenue multiples of similar companies and review of each investment’s cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.

¡

Accounts payable and non-derivative financial liabilities: Non-derivative financial liabilities include financial debt and other non-derivative financial liabilities. Accounts payable and other non-derivative financial liabilities are mainly short-term, and thus their fair values approximate their carrying values. The carrying values of financial debt with variable interest rates generally approximate the fair values. The fair value of fixed-rate financial debt is based on quoted market prices or determined by discounting the cash flows using the market interest rates on December 31.

(28) Share-Based Payment Plans

SAP has granted awards under various cash-settled and equity-settled share-based payment plans to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payment plans, none of which, individually or in the aggregate, are material to the Consolidated Financial Statements.

a) Cash-Settled Share-Based Payment Plans

SAP’s stock appreciation rights are cash-settled share-based payment plans and include the following programs, which are described in detail below: Virtual Stock Option Plan (SOP 2007 (2007/2008 tranche)), SOP Performance Plan 2009 (SOP PP), Virtual Stock Option Plan 2010 (SOP 2010 (2010/2011 tranche)), and BO Rights (former Business Objects awards assumed in connection with the Business Objects acquisition in 2008). SAP purchased various call options to hedge part of the anticipated cash flow exposure relating to its share-based payment plans. The call options have been structured to replicate the payouts required, if any, under the terms of the rights. Through the hedging program, the change in fair value of the call options offsets the compensation expense on the options recognized.

254      Consolidated Financial Statements IFRS

The following parameters and assumptions were used for the computation of the fair value at grant date:

Fair Value and Parameters at Grant Date by Cash-Settled Plan

	2011	2010	2009
Plan	SOP 2010 2011 Tranche	SOP 2010 2010 Tranche	SOP PP
Grant date	6/9/2011	9/9/2010	5/6/2009
Weighted average fair value	€8.24	€6.46	€5.62
Expected life in years	5.8	5.8	4.6
Risk-free interest rate (depending on maturity)	2.64%	1.63%	2.39%
Grant price of SAP share	€42.03	€35.48	€28.00
Price of SAP share	€41.73	€35.45	€28.23
Expected volatility of SAP shares	27.1%	26.9%	35.0%
Expected dividend yield of SAP shares	1.66%	1.65%	1.76%
Grant price of reference index	n.a.	n.a.	€97.54
Share price of reference index	n.a.	n.a.	€108.82
Expected volatility of reference index	n.a.	n.a.	25.2%
Expected dividend yield of reference index	n.a.	n.a.	1.06%
Expected correlation SAP share/reference index	n.a.	n.a.	36.5%

Notes to the Consolidated Financial Statements      255

As at December 31, 2011, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End for Cash-Settled Plans

	SOP 2007 (2007/2008 Tranche)	SOP PP	SOP 2010 (2010/2011 Tranche)	BO Rights
Option pricing model used Range of grant dates	Binomial 3/21/2007 4/3/2008	Monte-Carlo 5/6/2009	Monte-Carlo 9/9/2010 6/9/2011	Binomial 2/10/1998 1/21/2008
Quantity of awards issued in thousands	15,664	10,321	10,589	5,162
Weighted average fair value as at Dec 31, 2011	€5.20	€3.12	€7.84	€27.41
Weighted average intrinsic value as at Dec 31, 2011	€3.82	0	€0.80	€22.90
Expected life as at Dec 31, 2011 in years	0.8	2.2	4.9	1.3
Risk-free interest rate (depending on maturity)	0.00%	0.18%	0.70% to 1.20%	0.30%
Expected volatility SAP shares	25.5% to 27.1%	28.6%	27.4% to 29.1%	32.0%
Expected dividend yield SAP shares	1.70%	1.70%	1.70%	1.70%
Share price of reference index	n.a.	€173.06	n.a.	n.a.
Expected volatility reference index	n.a.	18.0%	n.a.	n.a.
Expected dividend yield reference index	n.a.	1.11%	n.a.	n.a.
Expected correlation SAP share/reference index	n.a.	40.4%	n.a.	n.a.

Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DE000A0YKR94) (TechPGI) is based on the historical volatility derived from the index price history.

Expected life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

256      Consolidated Financial Statements IFRS

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2011, 2010, and 2009:

Changes in Numbers of Outstanding Awards under our Cash-Settled Plans

	SOP 2007 (2007/2008 Tranche)	SOP PP	SOP 2010 (2010/2011 Tranche)	BO Rights
Outstanding as at 12/31/2008	14,486	n.a.	n.a.	2,963
Granted in 2009	0	10,321	n.a.	0
Exercised/paid in 2009	0	0	n.a.	-704
Expired in 2009	0	0	n.a.	0
Forfeited in 2009	-998	-243	n.a.	-372
Outstanding as at 12/31/2009	13,488	10,078	n.a.	1,887
Granted in 2010	0	0	5,397	0
Exercised/paid in 2010	-167	0	0	-571
Expired in 2010	0	0	0	0
Forfeited in 2010	-323	-503	-24	-216
Outstanding as at 12/31/2010	12,998	9,575	5,373	1,100
Granted in 2011	0	0	5,192	0
Exercised/paid in 2011	-8,172	0	0	-432
Expired in 2011	0	0	0	0
Forfeited in 2011	-832	-632	-515	-130
Outstanding as at 12/31/2011	3,994	8,943	10,050	538

Additional information
Awards exercisable as at 12/31/2009	5,965	0	n.a.	1,390
Awards exercisable as at 12/31/2010	12,998	0	0	1,060
Awards exercisable as at 12/31/2011	3,994	8,943	0	538

Aggregate intrinsic value of vested awards in € millions, as at 12/31/2009	0	0	n.a.	19
Aggregate intrinsic value of vested awards in € millions, as at 12/31/2010	15	0	0	22
Aggregate intrinsic value of vested awards in € millions, as at 12/31/2011	15	0	0	10

Weighted average exercise price in €	37.03	47.58	42.88	21.29

Provision as at 12/31/2009 in € millions	53	14	n.a.	29
Provision as at 12/31/2010 in € millions	59	36	4	24
Provision as at 12/31/2011 in € millions	20	28	27	17

Expense recognized in 2009 in € millions	20	5	n.a.	6
Expense recognized in 2010 in € millions	0	21	4	6
Expense recognized in 2011 in € millions	-4	-8	28	5

Notes to the Consolidated Financial Statements      257

a.1) SAP Stock Option Plan 2007 (SOP 2007 (2007/2008 Tranche))

Under the SAP Stock Option Plan 2007, in 2007 and 2008 we granted top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.

The virtual stock options granted under the SOP give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a vesting period of two years, the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse five years after the grant date.

The exercise price is 110% of the grant base value, which is derived from the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year. The awards granted in 2008 and 2007 have a grant-base value of €32.69 and €35.71, respectively.

Monetary benefits under the SOP are capped at 100% of the exercise price (€39.28 for options granted in 2007, and €35.96 for options granted in 2008).

a.2) SOP Performance Plan 2009 (SOP PP)

Under the SOP Performance Plan 2009, we granted to top executives and top performers cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index, the TechPGI.

The future payout at the exercise date will be based on the outperformance of the SAP share price over the TechPGI. Exercise is only possible if the SAP share price has outperformed the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP initial exercise price (€28.00 per share). After a vesting period of two years, the plan provides for 12 predetermined exercise dates every calendar year (one date per month) until the rights lapse five years after the grant date.

Monetary benefits are capped at 110% of the exercise price (€30.80).

a.3) SAP Stock Option Plan 2010 (SOP 2010 (2010/2011 Tranche))

Under the SAP Stock Option Plan 2010, in 2010 and 2011 we granted members of the Senior Leadership Team, SAP’s Top Rewards (employees with an exceptional rating) and members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one common share over the five business days prior to the Executive Board resolution date.

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can only exercise their virtual stock options provided they are employed by SAP; if they leave the company, they forfeit them. Executive Board members’ options are non-forfeitable once granted — if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of the respective term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €46.23 (€48.33) for the 2010 tranche and €39.03 (€40.80) for the 2011 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

258      Consolidated Financial Statements IFRS

a.4) Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)

Prior to being acquired by SAP, the employees of Business Objects companies were granted equity-settled awards giving rights to Business Objects shares. Following the Business Objects acquisition in 2008, the Business Objects shares were no longer publicly traded and mechanisms were implemented to allow the employees to cash out their awards either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP France (liquidity agreement mechanism or LAM). In substance, the implementation of CPM and LAM resulted in a conversion of the equity-settled awards to cash-settled share-based payment awards (replacing awards) that replaced the stock options and Restricted Stock Units (RSUs) originally granted (replaced awards).

The replaced awards had vesting periods in the range of two to five years, and contractual terms in the range of two to ten years.

The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:

¡	The replaced awards were planned to be settled by issuing equity instruments whereas the replacing awards are settled in cash either via the CPM or via the LAM.

¡

The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP’s share price as follows: SAP’s offering price for Business Objects shares during the tender offer (€42) is divided by SAP AG’s share price at the tender offer closing date (€32.28) and the result is multiplied by the weighted average closing price of the SAP share during the 20 trading days preceding the exercise or disposition date.

The benefit resulting from the stock option exercise or the RSU vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSU vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within three months from exercise, while SAP has a call option on these shares.

In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism.

b) Equity-Settled Share-Based Payment Plans

Equity-settled plans include primarily the Share Matching Plan (SMP).

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one free matching share of SAP for every three SAP shares acquired. The terms for the members of the Senior Leadership Team (SLT) are slightly different than those for the employees.

Members of the SLT do not receive a discount when purchasing the shares. However, after a three-year holding period, members of the SLT receive two free matching shares of SAP stock for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

Notes to the Consolidated Financial Statements      259

The following table shows the parameters and assumptions used at grant date to determine the fair value of free-matching shares, as well as the quantity of shares purchased and free-matching shares granted through this program in 2011 and 2010:

Fair Value and Parameters at Grant Date for SMP

	0000,000	0000,000
	2011	2010
Grant date	6/8/2011	9/8/2010
Share price at grant date	€41.73	€35.45
Purchase price set by the Executive Board	€44.07	€35.12
Risk-free interest rate	1.95%	0.82%
Expected dividend yield of SAP shares	1.70%	1.65%
Expected life of free-matching shares in years	3.0	3.0
Free-matching share fair value at grant date	€39.69	€33.71

Number of shares purchased in thousands	1,334	1,591
Number of free-matching shares granted to employees in thousands	408	489
Number of free-matching shares granted to SLT in thousands	73	82

Total free-matching shares granted in thousands	481	571

The following table shows the breakdown of the expense recognized for this program in 2011 and 2010 and the unrecognized expense at year end in € millions:

Recognized and Unrecognized Expense at Year End for SMP

€ millions

	0000,000	0000,000
	2011	2010
Expense recognized relating to discount	18	21
Expense recognized relating to amortization of free-matching shares	9	2

Additional discount granted under the Share Award Program	4	3

Total expense relating to SMP	31	26
Unrecognized expense as at December 31,	22	15
Average remaining vesting period in years as at December 31,	2.2	2.7

260      Consolidated Financial Statements IFRS

(29) Segment and Geographic Information

Information on the Reportable Segments

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Executive Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. Until the second quarter of 2010 we had only three operating segments, which were organized according to our lines of business. After the acquisition of Sybase in July 2010, we implemented a dedicated Sybase business unit next to our existing segments Product, Consulting, and Training. Consequently, a new segment was added to our segment reporting. Although the new segment is called Sybase, it is not identical to the acquired Sybase business. Certain activities of the acquired business are integrated and thus reported in our Product, Consulting, and Training segments while certain activities that existed in SAP prior to the Sybase business combination have been transferred to the Sybase segment. In our segment reporting, the revenue is presented according to the sales responsibilities rather than the product being sold. As such, the Sybase segment is able to generate revenue selling SAP products as well as Sybase products, while the revenue shown in the other segments can also be attributable to both SAP and Sybase products, which have been sold by sales personnel of SAP.

The Product segment is primarily engaged in marketing and licensing our software products and providing support services for our software products. The Consulting segment performs various professional services, mainly relating to the implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners. The Sybase segment derives its revenue from licensing a range of software products, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, from performing support services, professional services, and training services associated with these software products, and from providing mobile messaging services.

Our management reporting system reports our inter-segment services as cost reductions and does not track them as internal revenue. Inter-segment services mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment services are charged based on internal cost rates including certain indirect overhead costs but without profit margin.

The accounting policies applied in the internal reporting to our CODM differ from IFRS accounting principles described in Note (3) as follows:

¡

The internal reporting to our CODM generally attributes revenue to the segment that is responsible for the related transaction regardless of revenue classification in our income statement. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue in our Consolidated Income Statements. Additionally revenue for Sybase products might be reported under any of the four segments.

¡

The internal reporting to our CODM excludes share-based compensation expenses and — since 2009 — restructuring costs at segment level. For all years presented, these expenses were managed and reviewed at Group level only.

Notes to the Consolidated Financial Statements      261

¡	Differences in foreign currency translations result in deviations between the amounts reported internally to our CODM and the amounts reported in the Consolidated Financial Statements.

¡

The revenue numbers in the internal reporting to our CODM include the support revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for support contracts in effect at the time of an acquisition.

¡	The income measures in the internal reporting to our CODM include the full amount of support revenue and exclude the following acquisition-related charges as well as discontinued activities:

•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

•	Expenses from purchased in-process research and development

•	Restructuring expenses and settlements of pre-existing relationships

•	Acquisition-related third-party costs that are required to be expensed

•

Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. For 2011, 2010, and 2009, this relates exclusively to the operations of TomorrowNow.

Segment Revenue and Results

€ millions

	Product	Consulting	Training	Sybase	Total
2011
External revenue from reportable segment	10,025	2,955	376	873	14,229
Segment result	5,940	864	147	226	7,177
Depreciation and amortization directly attributable to each segment	-14	-11	-1	-16	-42

2010
External revenue from reportable segment	9,020	2,714	362	387	12,483
Segment result	5,395	746	136	127	6,404
Depreciation and amortization directly attributable to each segment	-17	-8	-2	-7	-34

2009
External revenue from reportable segment	7,846	2,498	332	n.a.	10,676
Segment result	4,731	781	115	n.a.	5,627
Depreciation and amortization directly attributable to each segment	-53	-7	-2	n.a.	-62

262      Consolidated Financial Statements IFRS

Reconciliation of Revenue and Segment Results

€ millions

	2011	2010	2009
External revenue from reportable segments	14,229	12,483	10,676
External revenue from activities outside of the reportable segments	31	55	7

Adjustment support revenue	-27	-74	-11

Total revenue	14,233	12,464	10,672

Segment result from reportable segments	7,177	6,404	5,627
External revenue from activities outside of the reportable segments	31	55	7
Development expense — management view	-1,746	-1,800	-1,801
Administration and other corporate expenses — management view	-751	-651	-659
Share-based payment expense	-68	-58	-54
Restructuring	-4	-2	-194
Acquisition-related restructuring expenses	0	5	-4
Acquisition-related charges	-448	-305	-267
Adjustment support revenue	-27	-74	-11
TomorrowNow litigation	717	-983	-56
Operating profit	4,881	2,591	2,588
Other non-operating expense, net	-75	-186	-73
Financial income, net	-38	-67	-80
Profit before tax	4,768	2,338	2,435

Segment Revenue

External revenue from activities outside of the reportable segments mainly represents revenue incidental to our main business activities and minor currency translation differences.

Segment Result

The segment results of our segments Product, Consulting, and Training reflect operating expenses directly attributable or reasonably allocable to the segments, including costs of revenue, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our CODM reviews segment performance without taking development expense into account.

The measurement of the segment result for the Sybase segment differs from the measurement for the other segments, as the Sybase segment result includes development, administration and other corporate expenses while these expenses are excluded from the measurement of the segment results of the other segments.

Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment.

Development expense and administration and other corporate expense disclosed in the reconciliation above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Income Statements. The differences are mainly due to the fact that the development expense which is attributed to Sybase is included in the Sybase segment expenses, and that our management view focuses on organizational structures and cost centers rather than the classification of cost by functional area.

Segment Assets/Liabilities

Segment asset/liability information is not regularly provided to our CODM. Goodwill by reportable segment is disclosed in Note (16).

Geographic Information

The following tables present revenue by location of customers and information about non-current assets detailed by geographic region. Noncurrent assets comprise goodwill, intangible assets, property, plant, and equipment, tax assets and other nonfinancial assets.

Notes to the Consolidated Financial Statements      263

Total Revenue by Location of Customers

€ millions

	000,000	000,000	000,000
	2011	2010	2009
Germany	2,347	2,195	2,029
Rest of EMEA1)	4,644	4,068	3,614

Total EMEA	6,991	6,263	5,643

United States	3,699	3,243	2,695
Rest of Americas	1,392	1,192	925

Total Americas	5,091	4,435	3,620

Japan	652	513	476
Rest of Asia Pacific Japan	1,499	1,253	933

Total Asia Pacific Japan	2,151	1,766	1,409

SAP Group	14,233	12,464	10,672

1)	Europe, Middle East, Africa

Software and Software-Related Service Revenue by Location of Customers

€ millions

	000,000	000,000	000,000
	2011	2010	2009
Germany	1,726	1,564	1,439
Rest of EMEA1)	3,803	3,319	2,897

Total EMEA	5,529	4,883	4,336

United States	2,870	2,497	2,018
Rest of Americas	1,088	930	700

Total Americas	3,958	3,427	2,718

Japan	579	448	404
Rest of Asia Pacific Japan	1,253	1,036	740

Total Asia Pacific Japan	1,832	1,484	1,144

SAP Group	11,319	9,794	8,198

1)	Europe, Middle East, Africa

Software Revenue by Location of Customers

€ millions

	000,000	000,000	000,000
	2011	2010	2009
Total EMEA1)	1,774	1,471	1,304

Total Americas	1,482	1,247	855

Total Asia Pacific Japan	715	547	449

SAP Group	3,971	3,265	2,607

1)	Europe, Middle East, Africa

Non-Current Assets

€ millions

	000,000	000,000
	2011	2010
Germany	2,162	1,896
Rest of EMEA1)	5,537	4,808

Total EMEA	7,699	6,704

United States	4,513	5,565
Rest of Americas	96	60

Total Americas	4,609	5,625

Japan	12	4
Rest of Asia Pacific Japan	196	117

Total Asia Pacific Japan	208	121

SAP Group	12,516	12,450

1)	Europe, Middle East, Africa

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (8).

264      Consolidated Financial Statements IFRS

(30) Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011

Bill McDermott

Co-Chief Executive Officer

Strategy, Governance, Corporate Development, Innovation, Sales, Field Services, Consulting, Ecosystem Activities, Communications, Marketing

Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States

Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Board of Directors, PAETEC Communications, Inc., Fairport, New York, United States (until December 1, 2011)

Jim Hagemann Snabe

Co-Chief Executive Officer

Strategy, Governance, Corporate Development, Innovation, Products and Solutions Development, Communications, Marketing

Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark

Board of Directors, Bang & Olufsen a/s, Stuer, Denmark (from September 23, 2011)

Board of Directors, Linkage A/S, Copenhagen, Denmark (until November 22, 2011)

Dr. Werner Brandt

Chief Financial Officer, Labor Relations Director (acting) Finance and Administration including Investor Relations and Data Protection & Privacy

Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany

Supervisory Board, QIAGEN N.V., Venlo, the Netherlands

Supervisory Board, Heidelberger Druckmaschinen AG, Heidelberg, Germany (until July 28, 2011)

Gerhard Oswald

Chief Operating Officer

SAP Active Global Support, Installed Base Maintenance & Support, Global IT, Globalization Services, Quality, Governance & Production, COO Operations, University Alliances, Global User Groups Organization, Chief Process

Office, SAP Labs Network

Vishal Sikka

Technology Platform (including Application Platform & Database), Products (BI tools, EIM, Analytics & Planning Applications), Product Architecture & Governance, Design & New Applications, Research including Global Incubation

Board Members Who Left During 2011

Dr. Angelika Dammann (until July 8, 2011)

Notes to the Consolidated Financial Statements      265

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011

Prof. Dr. h. c. mult. Hasso Plattner 2), 4), 5), 7), 8)

Chairman

Lars Lamadé 1), 2), 4), 8)

Deputy Chairman

Project Manager Service & Support

Pekka Ala-Pietilä 5), 7), 8)

Chairman of the Board, Blyk Ltd., London, UK

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Board of Directors, CVON Innovations Limited, London, UK

Chairman of the Board of Directors, Blyk Services Oy, Helsinki, Finland

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk (NL) Ltd., London, UK

Chairman of the Board of Directors, Blyk (DE) Ltd., London, UK

Chairman of the Board of Directors, Blyk (ES) Ltd., London, UK

Chairman of the Board of Directors, Blyk (BE) Ltd., London, UK

Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands

Chairman of the Board of Directors, Blyk.be SA, Hoeilaart, Belgium

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Board of Directors, HelloSoft Inc., San José, California, United States (until January 1, 2011)

Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland (from March 4, 2011)

Thomas Bamberger 1), 3)

Chief Controlling Officer COO

Panagiotis Bissiritsas 1), 2), 5), 6)

Support Expert

Willi Burbach (until August 7, 2011)

Developer

Prof. Dr. Wilhelm Haarmann 2), 6), 8)

Attorney-at-law, certified public auditor, certified tax advisor Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Peter Koop 1), 5)

Industry Business Development Expert

Christiane Kuntz-Mayr 1), 5)

Deputy Chairperson of the Works Council at SAP AG

Bernard Liautaud 5)

General Partner Balderton Capital, London, UK

Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Cap Gemini, Paris, France

Board of Directors, Quickbridge (UK) Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States

Board of Directors, Vestiaire de Copines SA, Neuilly-sur-Seine, France (from August 2, 2011)

Board of Directors, Dashlane, Inc., New York, New York, United States (from September 9, 2011)

266      Consolidated Financial Statements IFRS

Dr. Gerhard Maier 1), 2), 3)

Development Project Manager

Dr. h. c. Hartmut Mehdorn 4), 6)

Chief Executive Officer, Air Berlin PLC, Rickmansworth, UK

Advisory Board, Fiege-Gruppe, Greven, Germany

Board of Directors, RZD – Russian Railways, Moscow, Russia (from October 27, 2011)

Dr. Hans-Bernd Meier (from August 8, 2011)

Independent Consultant for SAP Projects

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg 2), 3), 5), 7)

Chairman of the Supervisory Board, BMW AG, Munich, Germany

Supervisory Board, Bertelsmann AG, Gütersloh, Germany

Supervisory Board, Festo AG, Esslingen, Germany

Supervisory Board, ZF Friedrichshafen AG, Friedrichshafen, Germany (until December 31, 2011)

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany (from March 24, 2011)

Board of Directors, Deere & Company, Moline, Illinois, United States

Dr. Erhard Schipporeit 3), 8)

Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany

Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany (from July 7, 2011)

Board of Directors, TUI Travel PLC, London, UK

Board of Directors, Fidelity Funds SICAV, Luxembourg

Stefan Schulz 1), 4), 5), 6), 8)

Development Project Manager

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer 5)

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Supervisory Board, Heitech AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Supervisory Board, Infineon Technologies AG, Munich, Germany (until February 17, 2011)

Supervisory Board, LEONI AG, Nuremberg, Germany

Information as at December 31, 2011

1)	Elected by the employees

2)	Member of the Company’s General and Compensation Committee

3)	Member of the Company’s Audit Committee

4)	Member of the Company’s Mediation Committee

5)	Member of the Company’s Technology and Strategy Committee

6)	Member of the Company’s Finance and Investment Committee

7)	Member of the Company’s Nomination Committee

8)	Member of the Company’s Special Committee

Notes to the Consolidated Financial Statements      267

The total compensation of the Executive Board members for the years 2011, 2010, and 2009 was as follows:

Executive Board Compensation

€ thousands

	2011	2010	2009
Short-term employee benefits	20,175.5	13,254.4	30,470.4
Share-based payment	4,015.7	3,919.5	4,412.0

Subtotal	24,191.2	17,173.9	34,882.4

Post-employment benefits	1,546.5	1,999.0	1,479.0
thereof defined-benefit	696.2	797.0	1,171.0
thereof defined-contribution	850.3	1,202.0	308.0
Termination benefits	4,124.9	10,947.5	2,326.8

Other long-term benefits	4,031.0	3,407.0	0

Total	33,893.6	33,527.4	38,688.2

The share-based compensation amounts disclosed above are based on the grant date fair value of the virtual stock options issued to Executive Board members during the year.

Share-Based Compensation for Executive Board Members

	2011	2010	2009
Number of stock options granted	475,227	559,926	785,060

Total expense in € thousands	4,420.3	2,987.5	2,830.0

In the table above, the share-based compensation expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands

	2011	2010	2009
PBO December 31	7,290.7	7,326.9	6,529.9
Annual pension entitlement	437.3	466.2	466.6

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 23, 2012, the total annual compensation of the Supervisory Board members for 2011 is as follows:

Supervisory Board Compensation

€ thousands

	2011	2010	2009
Total compensation	3,027.4	2,875.0	1,842.1

thereof fixed compensation	874.1	870.0	650.0
thereof committee remuneration	465.0	325.0	92.1
thereof variable compensation	1,688.3	1,680.0	1,100.0

The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

The total compensation of all Supervisory Board members in 2011 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,688.3 thousands (2010: €1,028.0 thousands; 2009: €1,095.1 thousands).

268      Consolidated Financial Statements IFRS

During fiscal year 2011, payments to former Executive Board members were as follows:

Payments to Former Executive Board Members

€ thousands

	2011	2010	2009
Pension benefits	1,346.0	1,290.0	764.0
PBO	25,267.0	24,878.0	15,777.0

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2011, 2010, or 2009.

On December 31, 2011, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares

	2011	2010	2009
Executive Board	20,560	13,747	15,336
Supervisory Board	121,524,139	122,156,130	127,193,136

Detailed information on the different elements of the compensation as well as on the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in the Compensation Report which is part of our Management Report and of our Annual Report on Form 20-F, both of which are available on SAP’s website.

(31) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only, which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, California, United States. Bramasol is an SAP partner with which we generated revenue which was immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.

In 2011, SAP purchased land from Campus am Jungfernsee GmbH & Co. KG, a company that is wholly owned by Hasso Plattner. The purchase price agreed is €2.6 million to be paid in 2012.

SAP supports the family & kids @ work gemeinnützige UG organization (“family & kids @ work”). Family & kids @ work looks after children whose parents work for SAP and other employers in the vicinity of our St. Leon-Rot facility in Germany. Christiane Kuntz-Mayr, who is a member of the SAP Supervisory Board, is engaged by family & kids @ work as a manager. In 2011, SAP supported family & kids @ work with a total of €2.3 million in the form of a one-time payment, a loan, and an annual fee.

Notes to the Consolidated Financial Statements      269

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

Please refer to Note (30) for disclosures of the compensation of our Executive Board and Supervisory Board members.

(32) Principal Accountant Fees and Services

At SAP AG’s Annual General Meeting of Shareholders held on May 25, 2011, SAP’s shareholders mandated KPMG AG Wirtschaftsprüfungsgesellschaft to serve as SAP AG’s independent auditor for 2011. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2011 and the previous years:

Fees for Audit and Other Professional Services

€ millions

	2011			2010			2009
	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total
Audit fees	2	7	9	2	8	10	2	6	8
Audit-related fees	0	0	0	0	0	0	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
	2	7	9	2	8	10	2	6	8

270      Consolidated Financial Statements IFRS

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(33) German Code of Corporate Governance

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.

In 2011 and 2010, the Executive Board and Supervisory Board of SAP AG issued the required declarations of implementation. These statements are available on our website: www.sap.com/ about/governance/statutes/.

(34) Subsequent Events

Business Combinations

On February 21, 2012, SAP acquired SuccessFactors. Please see Note (4) for details.

In connection with the acquisition of SuccessFactors we used the syndicated term loan facility to partially finance the purchase price. For more information, see Note (26).

New Share-Based Compensation Plans

In January 2012, our Supervisory Board implemented a new share-based payment plan (the LTI Plan 2015) for Executive Board members.

The Plan is designed to award members restricted share units (RSUs) each year from 2012 through 2015, with a budget of RSUs already awarded for each year at the beginning of the Plan. The number of RSUs that actually vest with the member after each year depends on our performance against objectives, defined at the beginning of the Plan, in terms of non-IFRS total revenue and non-IFRS operating profit. These objectives are derived from our Company strategy for the years through 2015. Each year, if SAP outperforms or underachieves against the objectives, the number of RSUs awarded is adjusted up or down to an actual number in the range between 80% and 150% of the initial target number. If the actual level of target achievement for a given year is below 80%, none of the initially allocated

Notes to the Consolidated Financial Statements      271

RSUs for that year vests. Each RSU that does vest entitles the beneficiary Executive Board member to a payout corresponding to the SAP share price after the end of a three-year holding period. For more information, see the Compensation Report section.

Also in January 2012, the Executive Board announced a new share-based payment plan for employees. The plan for employees, like the LTI Plan 2015 for Executive Board members, is designed to award restricted share units (RSUs). The number of RSUs that actually vest after the end of a year depends on the same objectives as are defined for the LTI Plan 2015 for Executive Board members. The Executive Board decided in December 2011 on the size of the 2012 tranche.

The total budget so far allocated for the LTI Plan 2015 and the employee plan is €179 million. The eventual financial effect cannot be estimated as it will depend on the number of vested RSUs that actually pay out and on the SAP share price, and thus the final amount paid may be above or below the budgeted amounts. All of the expense will be recorded in the period 2012 through 2015, most of it in 2012.

272      Consolidated Financial Statements IFRS

(35) Subsidiaries, Associates, and Other Equity Investments

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
I. Fully Consolidated Subsidiaries
GERMANY
Crossgate AG, Munich3)	100.0	3,784	-2,281	119,615	120
Crossgate Technologies AG, Göttingen — Rosdorf3), 4)	100.0	1,310	899	-797	77
OutlookSoft Deutschland GmbH, Walldorf4)	100.0	0	-1	-1	0
Right Hemisphere GmbH, Munich3), 4)	100.0	66	3	36	1
SAF Germany GmbH, Konstanz4)	100.0	582	27	387	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	49	0
SAP Deutschland AG & Co. KG, Walldorf8), 9)	100.0	2,759,982	606,243	1,285,917	4,723
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 5), 8)	100.0	0	61,197	553,154	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 8)	100.0	0	-23,158	804,545	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	0	-61	0
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 8)	100.0	0	0	2,318,309	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	644	124,115	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	-30	928,937	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4), 5), 8)	100.0	0	32,248	323,902	0
SAP Puerto Rico GmbH, Walldorf	100.0	27,447	-2,991	-2,366	34
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	-679	13,822	0
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf3), 8)	100.0	0	0	25	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 5), 8)	100.0	0	80,695	164,750	0
Sybase Germany GmbH, Düsseldorf4)	100.0	34,226	1,854	-1,119	156
TechniData BCS GmbH, Siegen	100.0	4,162	86	831	31
TechniData GmbH, Markdorf	100.0	503	-17,005	80,013	0
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa4)	100.0	0	243	-233	0
Armstrong Laing Limited, London, United Kingdom4)	100.0	0	-1	3,065	0
Business Objects (UK) Limited, London, United Kingdom4)	100.0	0	-2,368	30,535	0
Business Objects Holding B.V., ‘s-Hertogenbosch, the Netherlands4)	100.0	0	184	4,208	0
Business Objects Software Limited, Dublin, Ireland	100.0	752,508	276,843	3,017,120	224
Cartesis UK Limited, London, United Kingdom4)	100.0	0	-30	1,119	0
Christie Partners Holding CV, Rotterdam, the Netherlands4)	100.0	0	-1	-21,824	0
Crossgate Italia S.p.A., Milan, Italy3), 4)	100.0	364	-60	594	13
Crossgate S.a.r.l., Paris, France3), 4)	100.0	251	-378	-3,778	3
Crossgate UK Ltd., Slough, United Kingdom3), 4)	100.0	184	-278	-5,245	6

Notes to the Consolidated Financial Statements      273

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
Crystal Decisions (Ireland) Limited, Dublin, Ireland4)	100.0	0	-85	44,527	0
Crystal Decisions France S.A.S., Levallois-Perret, France4)	100.0	0	5,497	6,655	0
Crystal Decisions Holding Limited, Dublin, Ireland4)	100.0	0	152	77,708	0
Crystal Decisions UK Limited, London, United Kingdom4)	100.0	0	12	2,202	0
Edgewing Limited, London, United Kingdom4)	100.0	0	0	-17	0
Joe D Partners CV, Utrecht, the Netherlands4)	100.0	0	-16,229	621,539	0
Limited Liability Company SAP CIS, Moscow, Russia	100.0	349,593	31,405	109,845	619
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	33,086	3,955	5,567	15
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	16,599	-923	-2,551	93
Merlin Systems Oy, Espoo, Finland4)	100.0	9,463	692	2,569	29
S.A.P. Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	376,155	47,926	380,050	398
SAF Simulation, Analysis and Forecasting Slovakia s.r.o., Bratislava, Slovakia4)	100.0	1,311	103	272	23
SAP — NOVABASE, A.C.E., Porto Salvo, Portugal4)	66.7	—	—	—	0
SAP (Schweiz) AG, Biel, Switzerland	100.0	576,669	89,183	168,840	600
SAP (UK) Limited, Feltham, United Kingdom	100.0	673,825	50,362	71,201	1,083
SAP Belgium — Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	177,627	12,751	110,734	235
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	2,636	-142	653	10
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	21,750	772	7,028	316
SAP Commercial Services Ltd., Valletta, Malta	100.0	0	-2	-12	0
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	85,560	9,276	29,971	237
SAP CYPRUS Ltd, Nicosia, Cyprus4)	100.0	2,731	-137	-1,961	2
SAP d.o.o., Zagreb, Croatia	100.0	6,413	-469	-883	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	147,497	16,985	31,776	158
SAP Egypt LLC, Cairo, Egypt	100.0	4,633	-2,713	-4,622	35
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	16,399	525	2,178	124
SAP España — Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	233,879	22,918	200,433	356
SAP Estonia OÜ, Tallinn, Estonia	100.0	1,507	-142	-126	1
SAP Finland Oy, Espoo, Finland	100.0	100,698	5,154	70,063	106
SAP France Holding, Paris, France	100.0	1,382	89,758	4,969,849	4
SAP France, Paris, France4)	100.0	743,215	189,451	1,602,884	1,430
SAP HELLAS S.A. — SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING, Athens, Greece	100.0	28,669	1,620	9,233	53
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	43,825	-91	15,693	404
SAP Ireland Limited, Dublin, Ireland	100.0	3,237	355	-825	0
SAP Ireland US-Financial Services Ltd., Dublin, Ireland4)	100.0	255	165,948	2,537,691	3
SAP Israel Ltd., Ra’anana, Israel	100.0	21,717	2,636	-706	56
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy4)	100.0	328,025	25,211	267,781	508
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	21,310	1,040	3,115	457

274      Consolidated Financial Statements IFRS

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/20111) €(000)	Number of Employees as at 12/31/20112)
SAP Labs Finland Oy, Espoo, Finland4)	100.0	6,617	213	45,993	45
SAP LABS France S.A.S., Mougins, France	100.0	41,258	1,947	19,731	277
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	40,131	1,276	13,238	291
SAP Latvia SIA, Riga, Latvia	100.0	1,979	34	-482	1
SAP Malta Investments Ltd., Valletta, Malta	100.0	0	-2	-12	0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49.0	76,783	-16,460	4,596	198
SAP Nederland Holding B.V., ‘s-Hertogenbosch, the Netherlands4)	100.0	0	2,548	521,529	0
SAP Norge AS, Lysaker, Norway	100.0	74,740	6,172	23,724	83
SAP Österreich GmbH, Vienna, Austria	100.0	174,889	20,005	33,508	339
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	69,864	7,602	33,206	119
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	61,924	19,502	35,182	311
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	54,549	3,235	11,647	96
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	1,314	108	431	5
SAP Romania SRL, Bucharest, Romania	100.0	16,153	2,235	7,588	100
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	23,828	2,069	33,470	26
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	51.0	18,829	-5,469	2,349	36
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	63,779	1,687	29,372	715
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	16,352	749	7,332	24
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	35,364	2,631	20,754	160
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	140,440	12,119	23,763	119
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	51,901	-1,720	12,499	120
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	3,199	-104	233	3
SAPV (Mauritius), Ebene, Mauritius3), 7)	0	0	-36	13,314	0
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	12,068	2,001	4,196	27
Sybase (Schweiz) GmbH, Zurich, Switzerland4)	100.0	1,526	72	1,301	6
Sybase (UK) Limited, Maidenhead, United Kingdom4)	100.0	39,010	7,253	6,440	200
Sybase 365 Limited, Maidenhead, United Kingdom4)	100.0	0	0	0	0
Sybase ApS, Copenhagen, Denmark4)	100.0	336	19	456	2
Sybase Europe B.V., Utrecht, the Netherlands4)	100.0	177,866	4,219	23,355	45
Sybase France S.a.r.l., Paris, France4)	100.0	46,298	12,006	1,653	114
Sybase Iberia S.L., Madrid, Spain4)	100.0	13,089	-22	-21,745	33
Sybase Italia SRL, Milan, Italy4)	100.0	7,968	303	-150	32
Sybase Luxembourg S.a.r.l., Luxembourg4)	100.0	213	0	-25	0
Sybase Nederland B.V., Utrecht, the Netherlands4)	100.0	1,926	157	-1,535	12
Sybase Norge AS, Oslo, Norway4)	100.0	613	71	895	2
Sybase Software BVBA/SPRL, Zaventem, Belgium4)	100.0	2,833	89	947	16
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa4)	100.0	21,609	1,424	-3,109	131

Notes to the Consolidated Financial Statements      275

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
Sybase Sverige AB, Kista, Sweden4)	100.0	5,546	174	1,726	22
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa4)	100.0	31,680	6,221	20,611	15
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	0	4,098	85,410	0
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	13,435	955	2,690	34
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa4)	89.5	191,933	7,618	33,369	317
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	0	-6	22	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	0	-67	-3,275	0

AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	0	16,147	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina4)	100.0	0	0	79	0
Business Objects Option, LLC, Wilmington, Delaware, USA	100.0	0	1,004	65,757	0
Clear Standards, Inc., Sterling, Virginia, USA4)	100.0	1,061	-1,189	15,251	0
Crossgate Inc., Atlanta, Georgia, USA3), 4)	100.0	313	-921	-7,335	24
Extended Systems, Inc., Boise, Idaho, USA4)	100.0	0	-41	17,557	0
Financial Fusion, Inc., Concord, Massachusetts, USA4)	100.0	0	0	0	0
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	926	-671	36,524	0
iAnywhere Solutions Canada Ltd., Waterloo, Canada4)	100.0	1,367	1,313	3,385	142
iAnywhere Solutions Inc., Dublin, California, USA4)	100.0	30,102	66,396	177,422	67
INEA Corporation USA, Wilmington, Delaware, USA4)	100.0	0	3	333	0
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA4)	100.0	0	-1	99	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	—	—	—	0
Liberia LLC, Wilmington, Delaware, USA4)	100.0	—	—	—	0
Maxware, Inc., Newtown Square, Pennsylvania, USA4)	100.0	190	45	-377	0
Right Hemisphere Inc., San Ramon, California, USA3), 4)	100.0	756	-1,605	48,508	28
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,186,980	257,874	1,520,738	5,740
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	24,069	2,085	2,779	36
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	156,386	10,194	29,911	573
SAP Brasil Ltda, São Paulo, Brazil	100.0	446,070	519	97,702	1,275
SAP Canada Inc., Toronto, Canada	100.0	674,306	47,090	451,864	2,058
SAP Colombia S.A.S., Bogota, Colombia	100.0	65,014	-6,671	-10,507	159
SAP Costa Rica, S.A., San José, Costa Rica	100.0	7,409	423	2,502	9
SAP Financial Inc., Toronto, Canada4)	100.0	0	23,551	7,743	0
SAP Global Marketing, Inc., New York, New York, USA	100.0	238,518	3,892	22,759	480
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	97,000	22,037	148,490	183
SAP Industries, Inc., Newtown Square, Pennsylvania, USA4)	100.0	358,574	42,453	401,089	403

276      Consolidated Financial Statements IFRS

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss(–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
SAP International, Inc., Miami, Florida, USA4)	100.0	56,008	809	12,855	50
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	21,303	659,558	0
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	458,999	20,168	137,595	2,029
SAP Mexico S.A. de C.V., Mexico City, Mexico	100.0	223,775	-11,504	-10,147	408
SAP PERU S.A.C., Lima, Peru	100.0	24,280	209	1,333	44
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	334,786	49,020	263,747	237
SAP Technologies Inc., Palo Alto, California, USA4)	100.0	0	0	0	0
SAP Ventures Fund I, L.P., Wilmington, Delaware, USA3), 7)	0	0	4,455	15,481	0
Sybase 365 LLC, Dublin, California, USA4)	100.0	49,237	-6,371	92,932	128
Sybase 365 Ltd., Tortola, British Virgin Islands4)	100.0	0	0	-1,990	0
Sybase Argentina S.A., Buenos Aires, Argentina4)	100.0	2,251	351	1,469	12
Sybase Canada Ltd., Waterloo, Canada4)	100.0	18,579	990	5,105	69
Sybase de Mexico, S. De R.L. de C.V., Mexico City, Mexico4)	100.0	5,805	-1,586	-135	27
Sybase do Brasil Software Ltda., Sao Paulo, Brazil4)	100.0	17,328	-1,178	-316	31
Sybase Global LLC, Dublin, California, USA4)	100.0	0	0	7,529	0
Sybase Intl Holdings LLC, Dublin, California, USA4)	100.0	0	0	12,047	0
Sybase, Inc., Dublin, California, USA4)	100.0	355,879	23,167	4,509,013	1,225
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	16	421,025	-192,873	3

ASIA PACIFIC JAPAN
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China4)	100.0	1,676	254	-603	6
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	0	0	261	0
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China4)	100.0	7,444	1,715	7,102	108
iAnywhere Solutions K.K., Tokyo, Japan4)	100.0	8,845	-162	-2,903	21
PT SAP Indonesia, Jakarta, Indonesia	100.0	44,166	5,090	13,989	49
PT Sybase 365 Indonesia, Jakarta, Indonesia4)	100.0	94	-6	229	0
Right Hemisphere Ltd., Auckland, New Zealand3)	100.0	547	-1,365	4,953	39
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China4)	100.0	0	-26	-1,164	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	307,921	-10,043	26,608	2,652
SAP Asia Pte Limited, Singapore, Singapore	100.0	259,969	31,471	58,537	676
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam3), 4)	100.0	382	27	405	34
SAP Australia Pty Limited, Sydney, Australia	100.0	426,967	25,988	259,227	615
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	32,187	-937	1,163	50
SAP INDIA (HOLDING) PTE LTD., Singapore, Singapore	100.0	0	-6	300	0
SAP INDIA PRIVATE LIMITED, Bangalore, India	100.0	343,699	38,868	185,953	1,518
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	639,458	48,744	528,303	1,053
SAP Korea Limited, Seoul, South Korea	100.0	118,258	11,014	27,358	215
SAP Labs India Private Limited, Bangalore, India	100.0	153,304	-4,379	3,569	4,138

Notes to the Consolidated Financial Statements      277

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	59,606	6,610	18,383	122
SAP New Zealand Limited, Auckland, New Zealand	100.0	42,207	4,324	33,945	42
SAP PHILIPPINES, INC., Makati, Philippines	100.0	28,426	879	9,090	38
SAP R&D Center Korea, Inc., Seoul, South Korea4)	100.0	9,009	347	15,944	90
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand6)	49.0	45,622	2,396	35,215	50
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	58,408	6,271	26,331	71
Sybase (N.Z.) Limited, Wellington, New Zealand4)	100.0	2,564	750	4,389	5
Sybase (Singapore) Pte Limited, Singapore4)	100.0	9,539	-22	974	168
Sybase 365 Ltd. (HK), Hong Kong, China4)	100.0	—	—	—	0
Sybase Australia Pty Limited, Sydney, Australia4)	100.0	15,267	2,100	8,357	35
Sybase Hong Kong Limited, Hong Kong, China4)	100.0	8,975	-150	223	69
Sybase India, Ltd., Mumbai, India4)	100.0	0	161	2,675	0
Sybase K.K., Tokyo, Japan4)	100.0	20,690	510	1,597	66
Sybase Korea, Ltd, Seoul, South Korea4)	100.0	9,364	326	2,877	47
Sybase Philippines Inc., Makati, Philippines4)	100.0	0	1	-11	0
Sybase Software (China) Co. Ltd., Beijing, China4)	100.0	16,922	2,055	16,536	396
Sybase Software (India) Private Ltd, Mumbai, India4)	100.0	3,904	257	6,741	196
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	2,387	103	1,643	3
Sybase Taiwan Co. Ltd., Taipei, Taiwan4)	100.0	3,913	-430	1,019	19
Technidata EHS Solutions Asia Pte Limited, Singapore4)	100.0	0	-51	47	0
TomorrowNow Australia Pty Limited, Sydney, Australia4)	100.0	0	6	404	0
TomorrowNow Singapore Pte Limited, Singapore, Singapore4)	100.0	0	-10	79	0

278      Consolidated Financial Statements IFRS

as at December 31, 2011

Name and Location of Company	Ownership %	Total Revenue in 20111) €(000)	Profit/ Loss (–) after Tax for 20111) €(000)	Total Equity as at 12/31/ 20111) €(000)	Number of Employees as at 12/31/20112)
II. INVESTMENTS IN ASSOCIATES
Alteryx Inc., Orange, California, USA4)	9.20	18,338	-1,587	-4,456	132
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	32,837	-3,017	2,283	696
China DataCom Corporation Limited, Guangzhou, China4)	28.30	0	0	40,276	0
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	—	—	—	0
Original1 GmbH, Frankfurt am Main, Germany	40.00	60	-4,405	3,494	17
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	19,484	1,451	15,773	0
TechniData IT-Service GmbH, Markdorf, Germany4)	26.00	12,300	600	1,254	101

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2011, including managing directors, in FTE

3)	Consolidated for the first time in 2011

4)	Wholly or majority-owned entity of a subsidiary/investment of a subsidiary

5)	Entity with profit and loss transfer agreement

6)	The remaining shares are the preference shares without the right to vote.

7)	Consolidated in accordance with IAS 27 in conjunction with SIC 12

8)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

9)	Entity whose personally liable partner is SAP AG

Notes to the Consolidated Financial Statements      279

as at December 31, 2011

Name and Location of Company

III. OTHER EQUITY INVESTMENTS (ownership of 5 percent or more)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Apigee Corporation, Santa Clara, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, New York, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany iTAC Software AG, Dernbach, Germany iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Lavante, Inc., San José, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
On Deck Capital, Inc., New York, New York, USA Onventis GmbH, Stuttgart, Germany
OpenX Software Limited, London, United Kingdom
PayScale Inc., Seattle, Washington, USA
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
Smart City Planning, Inc., Tokyo, Japan
SupplyOn AG, Hallbergmoos, Germany
InnoWerft-Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA

280      Consolidated Financial Statements IFRS

Walldorf, February 23, 2012

SAP AG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka

Notes to the Consolidated Financial Statements      281

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

U.S. law requires that management submit a report on the effectiveness of internal control over financial reporting in the consolidated financial statements. For 2011, that report is as follows:

The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s co-CEOs and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on the assessment under these criteria, SAP management has concluded that, as at December 31, 2011, the Company’s internal control over financial reporting was effective.

KPMG AG, our independent registered public accounting firm, has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting. It is included in the independent auditor’s report on the Consolidated Financial Statements and Management Report as at December 31, 2011.

282      Consolidated Financial Statements IFRS

300 MN

300 MILLION NEW JOBS WILL BE NEEDED BETWEEN NOW AND 2015

TO KEEP PACE WITH GLOBAL LABOR FORCE GROWTH.

284	Additional Information

285	Five-Year Summary

288	Glossary

305	Addresses

306	Publications for Shareholders

307	Financial Calendar

308	Publication Details

Five-Year Summary 1)

SAP Group

€ millions, unless otherwise stated	2011	2010	2009	2008	2007
Revenue and income
Software revenue	3,971	3,265	2,607	3,606	3,407
Thereof EMEA region	1,774	1,471	1,304	1,844	1,697
Thereof Americas region	1,482	1,247	855	1,184	1,228
Thereof Asia Pacific Japan region	715	547	449	578	482
Software and software-related service revenue (IFRS)	11,319	9,794	8,198	8,466	7,441
Non-IFRS adjustments	27	74	11	157	-14
Software and software-related service revenue (non-IFRS)	11,346	9,868	8,209	8,623	7,427
Total revenue (IFRS)	14,233	12,464	10,672	11,575	10,256
Non-IFRS adjustments	27	74	11	157	-14
Total revenue (non-IFRS)	14,260	12,538	10,683	11,732	10,242
% product revenue	80	79	77	73	73
Operating profit (IFRS)	4,881	2,591	2,588	2,701	2,698
Non-IFRS adjustments	-171	1,357	339	600	95
Operating profit (non-IFRS)	4,710	3,947	2,927	3,301	2,793
Operating margin in % (IFRS)	34	21	24	23	26
Operating margin in % (non-IFRS)	33	32	27	28	27
Operating margin in % (non-IFRS at constant currency)	33	31	28	n.a.	n.a.
Share-based compensation charges	68	58	54	63	106
Restructuring costs2)	4	-3	198	60	2
Acquisition-related charges	448	300	271	297	61
Financial income, net	-38	-67	-80	-50	124
Profit before tax	4,768	2,338	2,435	2,624	2,824
Profit sales ratio (profit before tax as a percentage of total revenue)	33	19	23	23	28
Return on equity (net income as a percentage of average equity)	31	20	22	27	30
Income tax expense	-1,329	-525	-685	-776	-916
Profit after tax	3,439	1,813	1,750	1,848	1,908

Additional Information      285

SAP Group

€ millions, unless otherwise stated	2011	2010	2009	2008	2007
Liquidity and cash flow
Net cash flows from operating activities	3,775	2,922	3,019	2,158	1,932
Free cash flow	3,330	2,588	2,794	1,819	1,532
Net cash flows from investing activities	-1,226	-3,994	-299	-3,766	-1,391
Net cash flows from financing activities	-1,176	2,520	-2,170	1,281	-1,287
Cash and cash equivalents	4,965	3,518	1,884	1,280	1,608
Restricted cash	n.a.	n.a.	n.a.	n.a.	550
Short-term investments	636	10	400	382	498
Group liquidity (cash and cash equivalents/short-term investments/restricted cash)	5,601	3,528	2,284	1,662	2,656
Financial liabilities (due to banks, private placements, bonds)	3,965	4,378	703	2,321	27
Net liquidity	1,636	-850	1,581	-659	2,629
Days’ sales outstanding (DSO) in days	60	65	79	71	66

Assets and equity
Trade and other receivables3)	3,577	3,177	2,598	3,219	2,898
Total current assets	9,669	7,143	5,255	5,571	6,184
Total non-current assets	13,556	13,696	8,119	8,329	3,977
Total current liabilities (including deferred income)	6,266	5,153	3,416	5,824	3,184
Total non-current liabilities (including deferred income)	4,252	5,862	1,467	905	499
Total equity (including non-controlling interests)	12,707	9,824	8,491	7,171	6,478
Total assets	23,225	20,841	13,374	13,900	10,161
Equity ratio (total equity as a percentage of the total assets)	55	47	63	52	64
Debt ratio (total liabilities as a percentage of total assets)	45	53	37	48	36
Investment in intangible assets or property, plant, and equipment (incl. capitalizations due to acquisitions)	657	5,502	299	4,898	1,097
Depreciation and amortization	724	534	499	539	262

Employees4) and personnel expenses
Number of employees at year-end	55,765	53,513	47,584	51,544	44,023
Number of employees, annual average	54,346	49,970	48,471	51,638	42,302
Women in %	30	30	29	29	30
Personnel expenses	5,884	5,261	4,963	4,894	4,191
Personnel expenses — excluding share-based compensation	5,816	5,203	4,909	4,831	4,085
Personnel expenses per employee — excluding share-based compensation in € thousands	107	104	101	94	97

286      Five-Year Summary

SAP Group

€ millions, unless otherwise stated	2011	2010	2009	2008	2007
Research and development expenses
Research and development expenses	1,939	1,729	1,591	1,627	1,461
As a percentage of total revenue	14	14	15	14	14
As a percentage of total operating expenses	21	18	20	18	19
Number of employees in R&D at year-end4)	15,861	15,884	14,813	15,547	12,951

Financial performance measures
Shares outstanding at year-end in millions	1,228	1,227	1,226	1,226	1,246
Weighted average shares, basic in millions	1,189	1,188	1,188	1,190	1,207
Earnings per share in €	2.89	1.52	1.47	1.55	1.58
Weighted average shares, diluted in millions	1,190	1,189	1,189	1,191	1,210
Earnings per share, diluted in €	2.89	1.52	1.47	1.55	1.58
Dividend per common share in €5)	1.10	0.60	0.50	0.50	0.50
Dividend distributions5)	1,309	713	594	594	594
Dividend distributions as a percentage of net income5)	38	39	34	32	31
Stock prices at year-end – common share in €	40.85	38.10	33.00	25.24	35.53
Stock prices – common share – peak in €	45.90	38.40	35.26	39.93	42.27
Stock prices – common share – lowest in €	34.26	31.12	25.01	23.45	33.37
Market capitalization in € billions	50.2	46.7	40.5	30.9	44.3
Return on SAP common shares 1-year investment period in %6)	8.70	17.00	32.90	-27.90	-10.60
Return on SAP common shares 5-year investment period in %6)	1.70	1.20	1.30	-4.40	14.50
Return on SAP common shares 10-year investment period in %6)	2.20	3.20	-1.20	-1.10	5.20

Non-financial key performance indicators
Carbon emissions in kilotons	490	455	480	560	600
Total energy consumption in GWh	860	845	860	870	895
Data center energy in KWh per FTE	2,824	2,746	3,001	3,146	3,452
Women managing managers7) in %	13.6	13.7	14.9	14.6	14.7
Women managing teams7) in %	20.6	19.5	19.0	19.9	19.8
Total female managers in %	18.7	17.8	17.7	18.1	18.2
Employee retention in %	93	93	94	92	91
Customer satisfaction (1-10 score)	7.7	7.6	7.7	7.7	7.6

1)	Amounts for 2007 to 2011 according to IFRS, unless otherwise stated.

2)	Includes €-5 million (2010) and €4 million (2009) acquisition-related charges

3)	Includes other receivables in 2008 and later

4)	Based on full-time equivalents

5)	2011 numbers are based on the proposed dividend for 2011 and on 2011 closing level of treasury stock.

6)	Assuming all dividends are reinvested

7)	Relates to different levels of management position

Additional Information      287

Glossary

A

ABAP — SAP programming language.

add-on — SAP application that is technically dependent on – and can only be installed on top of – another SAP application.

Afaria — A mobile device management solution that provides a single administrative console to centrally manage, secure, and deploy mobile data, applications, and devices. Afaria simplifies the management complexities of a workforce on the go by making the data stored and transmitted by mobile devices secure.

Alloy — Software jointly developed by IBM and SAP that enables users to access SAP applications and information through IBM Lotus Notes, simplifying interaction with people, processes, and information.

Americas’ SAP Users’ Group (ASUG) — A nonprofit organization of SAP customer companies dedicated to providing educational and networking opportunities in support of SAP software and implementation. These user groups are established in regions around the world to share knowledge and influence SAP development efforts. ASUG is the largest user group with more than 50,000 members in the Americas.

analytics — Data analysis typically generated in the form of reports and charts which can be used for business insight and decision making.

application — Software that enables organizations to perform certain business processes or activities and to address specific business needs.

application lifecycle management — For SAP, a term that describes the processes, tools, services, and organizational model used to manage SAP and non-SAP software throughout the solution lifecycle, from concept to phaseout. SAP’s recommended approach to application lifecycle management enables companies to adopt innovations from SAP rapidly and gain optimal value from their business solutions.

B

benchmarking — Process of measuring products, services, and practices against those of leading companies, which can also be used as a reference point of measurement for evaluating best practices.

best practice — A management concept that involves devising a method of process that most effectively produces a desired outcome. SAP applications use business best practices to help customers automate common business processes through software and technology.

“Big Data” — The large volume of data created by billions of connected devices and people generating a tremendous amount of information about their behavior, location, and activity. This availability of massive amounts of data requires companies to rethink technology architecture and database structures.

business analytics solutions from SAP — Solutions designed to empower individuals, teams, and business networks to meet their goals. The solutions help companies know their business, decide with confidence, and act boldly – anywhere and anytime – to help the business run better.

business map — Road map that provides a visualization of business processes and solutions. SAP provides two kinds of business maps. See “solution maps” and “business scenario maps.”

business process — Set of logically related activities performed within an organization to complete a defined business task. Order processing is a typical example. SAP provides software and technology that enable and support business processes.

Business Process Expert (BPX) community — Part of SAP Community Network, this online network connects SAP customers, business analysts, consultants, and SAP internal experts. The BPX community is a unique repository for knowledge that focuses on a wide variety of process, implementation, and solution issues.

288      Glossary

business scenario — Set of business processes, such as order-to-cash management, performed within or across an organization, to complete an overall business function. A business scenario is a possible course of action or sequence of business processes that can require multiple applications. SAP provides software and technology that enable and support business scenarios.

business scenario map — Business map that provides a detailed view of end-to-end processes. These maps may define the activities, roles, system interfaces, and even the business documents required for collaboration.

business user — Employees who spend significant time finding and sharing information, collaborating with others, coordinating projects, devising strategy or operational tactics, and coming up with new ideas based on information gathered from multiple sources. Also called knowledge or information workers or business consumers.

C

channel partner — Category that includes value-added resellers, software solution partners (formerly known as independent software vendors, or ISVs), and value-added distributors.

cloud computing — Generic term for flexible, IT-related services available through, or hosted on, the Internet for consumers and business, including storage, computing power, software development environments, and applications, combined with service delivery. Accessed as needed “in the cloud,” these services eliminate the need for in-house IT resources. See “software as a service.”

component — Modular piece of software offering functions accessible via interfaces.

content shipment — Complementing software for SAP applications that supports customers’ integration, implementation, and configuration activities.

core applications — Standard business applications available in SAP Business Suite, including SAP ERP, SAP Customer Relationship Management (SAP CRM), SAP Product Lifecycle Management (SAP PLM), SAP Supply Chain Management (SAP SCM), and SAP Supplier Relationship Management (SAP SRM).

core solutions — Offerings for standard business applications and technologies that provide customers with a stable, consistent solution suite that allows them to be more efficient and agile, make decisions in real time, and create new value for their own customers. See “core applications.”

corporate social responsibility (CSR) — SAP’s corporate social responsibility program is about what the company does for people, both inside and outside SAP, to help make society more sustainable and the world run better.

custom development project (CDP) — Realization of a custom-developed solution that meets unique business needs, realized at SAP or in a customer’s development system.

customer competence center — A program established by SAP in 1994 to assist customers in setting up and optimizing their own support operations. The program focuses on sharing best practices, providing operational tools, and creation of operations standards across all organizations involved with IT service and application management.

customer connection — A simple process directed at incrementally enhancing and improving the products and solutions SAP customers are using today. It offers SAP customers the opportunity to suggest small enhancements to products and solutions in mainstream maintenance, for fast and nondisruptive delivery using notes and support packages.

customer engagement lifecycle — Model that provides an integrated framework of practices to help create and deliver customer value. The phases of the customer engagement lifecycle represent the common route followed by the SAP and the customer teams in the process of identifying, delivering, operating, and managing solutions that best fit the customer’s needs.

Additional Information      289

D

data orchestration engine — Middleware component of SAP NetWeaver Mobile that provides business information access to SAP software.

data warehouse — An electronic collection of information organized for easy access by computer programs.

default release — Most recent release of an SAP application after it enters the unrestricted shipment phase. The standard software release is shipped to customers unless a specific release is ordered. Usually, the most recent release of an SAP software product is declared the current default release once the restricted shipment phase has ended.

design thinking — A methodology for routine innovation that brings together the right side of the brain (creative) with the left side of the brain (analytical).

disruptive technology — Process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves “up market,” eventually displacing established competitors. Term coined by Clayton Christensen.

DSAG — Abbreviation for Deutschsprachige SAP-Anwender-gruppe (German-Speaking SAP Users’ Group), which has around 26,000 members in German-speaking countries.

Duet — Software resulting from collaboration between SAP and Microsoft that enables business users to access selected SAP software and data using the familiar Microsoft Office environment.

E

ecosystem — Construct encompassing SAP and its customers and partners that extends the value SAP provides to its customers. By bringing together community-based insight, innovative partner solutions, and industry-leading collaboration and co-innovation, it enables customers to extract the greatest possible value from their SAP investments.

embedded analytics — Incorporating business intelligence within operational applications and business processes.

end-to-end process — A set of business processes that serves a company’s business need from end to end. An end-to-end process typically involves activities that are performed across functional, organizational, or company boundaries. SAP provides software and technology that help customers perform their end-to-end processes.

enhancement package — Optional software packages that enable companies to take advantage of innovation while keeping their core software stable. Enhancement packages contain improved general business and industry functionality, enterprise services, and other user interface and functional improvements. Organizations can activate selected business functions contained within the enhancement packages and deploy them on their own timetable with minimal disruption to business operations.

enterprise resource planning — See “SAP ERP.”

enterprise service — A set of highly integrated Web services that can be accessed and used repeatedly by applications to support business processes. Used as building blocks for composing larger units of software, enterprise services can be quickly defined by SAP or its partners and assembled to compose new applications and enable new business processes. See “Web service.”

290      Glossary

Enterprise Services Community — Collaborative, cross-industry program that brings together thought leaders from diverse industries to share ideas and innovations in enterprise services. The community includes customers and partners who work jointly with SAP to identify and define enterprise services required by customers, and delivered by SAP.

Enterprise Services Repository — Central storage unit in which service interfaces, core services, compound services, enterprise services, business objects, and business processes are modeled and their metadata is stored. The repository is an integral part of the SAP NetWeaver technology platform.

G

Global Customer Reference Program — SAP program offering detailed information about reference customers from around the world, using a database that channel partners can access to help close a deal with a new SAP customer. Reference customers have agreed to participate in one or more reference activities on behalf of SAP.

green IT — Green computing or green IT refers to environmentally-friendly and sustainable information technology. SAP software can help customers minimize the environmental impact of their data centers, supporting a green approach to IT. For example, SAP might provide customers with professional services to minimize the number of servers through landscape consolidation or work with technology partners to provide the most energy-efficient infrastructure, using virtualization and other techniques.

I

industry application — Software unit supporting a specific collection of business processes required to address the needs of a specific industry.

Industry Value Network — SAP program that brings together customers, independent software vendors, system integrators, technology vendors, and SAP to form a network of groups to stimulate co-innovation and the development of high-impact business solutions for a particular industry. SAP provides a collaborative environment — anchored by SAP NetWeaver as the common technology platform.

in-memory computing — A major advance in information technology that creates a dramatic change in computing, analytics, and data storage. Combining advances in multicore processing with more affordable servers, in-memory computing allows information to be stored in the main memory rather than in relational databases to greatly accelerate processing times. It disrupts the traditional IT stack comprised of hardware, middleware, and software, where disk-based relational databases can become bottlenecks. SAP HANA utilizes the power of in-memory computing to process data at great speed.

in-memory database — Database that keeps all active records in main memory rather than on disk. Accessing in-memory records is considerably faster than retrieving them from the disk, significantly increasing performance. SAP HANA is SAP’s groundbreaking database that allows businesses to take advantage of in-memory computing.

“Internet of Things” — A fusion of the digital world and the physical world that brings together different concepts and technical components. Everyday objects and machines have sensors that can “communicate” with each other over the Internet, making new models possible for business processes, collaboration, miniaturization of devices, and mobile communications.

Additional Information      291

J

Java — Object-oriented programming language developed by Sun Microsystems Inc. SAP NetWeaver provides complete support for Java technology, including Java 2 Platform Enterprise Edition (J2EE); J2EE defines the standard for developing multitier enterprise applications based on Java.

K

key performance indicator (KPI) — Performance figure for which threshold values are defined and against which validation is executed.

L

lean — Set of manufacturing principles originating from Japanese car manufacturer Toyota that first defines customer value, then reorganizes every step required to design, order, build, deliver, and maintain this value across all the organizations and units. As a result, firms can do more with less, respond more quickly to customer needs, create more rewarding jobs for employees, and reduce their impact on the environment.

legal change — Correction to SAP software to adapt an SAP software release to changes in legal and regulatory requirements.

M

mainstream maintenance — First SAP maintenance phase, which includes the full scope of support. It is followed by an extended maintenance, customer-specific maintenance, or priority-one support phase.

maintenance — Software support comprising support for legal changes and corrections delivered through the SAP Notes tool, support packages, problem support, and access to information and online service channels — depending on the maintenance phase.

maintenance strategy — Set of rules that determine the length and conditions of maintenance for SAP software releases. Detailed rules can differ depending on the type of application.

master price list — Catalog for customers containing separately priced SAP products as well as terms and conditions.

O

on demand — Model of software deployment whereby providers license an application to customers for use as a service when they need it, that is, “on demand.” It eliminates the need for on-site IT resources to manage infrastructure and thereby reduces operational expenses.

on device — Anytime, anywhere access to SAP applications and data from any type of wired or wireless device (desktop, laptop, mobile, tablets, sensors, and so on).

on premise — Traditional model of software deployment where enterprises purchase software licenses and deploy applications in-house.

One SAP — An organizational approach at SAP that promotes strong collaboration among all areas of the company across services, software, and ecosystem, supporting “one face to the customer.”

open source — Software based on the concept of software developers coming together to build a virtual community and solving a common problem by developing working software

292      Glossary

that everyone has a right to change. Successful development projects under the open source model include Linux – a free operating system supported by SAP.

orchestration — An approach that allows SAP customers to link on-premise, cloud, and mobile solutions in a cost-effective and highly consistent manner. It defines a blueprint and the architectural guidelines that bring together these various IT elements. Through orchestration, SAP provides master data management, business process management, and unified lifecycle management across all SAP solutions at low total cost of ownership.

original equipment manufacturer (OEM) — Company that produces a product or component to be purchased for sale or use by other manufacturers or that incorporates a purchased product or component into its own new product for further sale.

P

plug-in — Software that enhances the functionality of an existing application.

point of sale (POS) — Generic term used in distribution to describe all information that is recorded at the time a product is sold. The data typically includes the location of the sale, price point, SKU, end-user contact information, and partner contact information. The SAP Point-of-Sale application can help retail businesses reduce the operating costs of store systems — while delivering an enhanced customer experience.

priority-one support — An additional optional maintenance phase offered after expiration of mainstream maintenance for specific releases of the SAP BusinessObjects Business Intelligence platform and SAP BusinessObjects solutions.

product — Deliverable software unit that customers can view, install, and renew.

Product Availability Matrix (PAM) — Database that bundles technical and release planning information on SAP components for quick reference. Information on the availability of SAP component releases and maintenance end dates, as well as release information are available.

R

Ramp-Up Knowledge Transfer — SAP training program that delivers early product-related knowledge to presales, sales, consultants, partners, and support teams. This program contributes to the successful implementation of ramp-up projects and is a crucial element of the ramp-up process in the product innovation lifecycle at SAP.

release — SAP software that has a version number, is shipped at a particular time, and has defined maintenance phases.

release-to-customer date — Date that marks the initial availability of a release to customers and the beginning of the restricted shipment phase.

restricted shipment phase — First phase of a release delivery, which is rolled out within the framework of the SAP Ramp-Up program. The program determines how many customers receive the release and increases distribution in a controlled way. This phase is followed by the unrestricted shipment phase.

road map — Product timeline that has a variety of objectives, including communication to customers, users, or other parties interested in the timing of future product releases; the features planned for those releases; general prioritization of features; and in some cases, the requirements of features in enough detail that current and prospective customers can give feedback on the feature itself and the product’s direction.

S

SAP Active Global Support (SAP AGS) — A global organization with more than 4,000 support engineers and developers that focuses on support offerings, helping companies manage the application lifecycle and optimize solution performance and consequently manage complexity, mitigate risks, and control costs. The services are available through seven strategically located global support centers and more than 30 local support centers.

Additional Information      293

SAP Best Practices — Packages that provide proven methods and tools for organizations to implement best business practices in key areas and a range of industries using SAP software. The packages deliver methodology, documentation, and pre-configuration that enable rapid, reliable deployment with quick return on investment.

SAP Business All-in-One — Comprehensive and flexible business management solution targeted to midsize companies with up to 2,500 employees that are looking for a comprehensive, integrated industry solution. With built-in support for industry best practices, SAP Business All-in-One solutions are available from more than 1,100 qualified partners that deliver more than 700 industry-specific solutions in more than 50 countries.

SAP Business ByDesign — Adaptable, on-demand business solution with broad support for cross-industry processes and preconfigured software for financial management, customer relationship management, project management, procurement, and supply chain management. With feature pack 2.6, partners have an open platform on which they can further customize the software, and on which SAP is developing new on-demand offerings for various lines of business. Additional enhancements have been made in usability, support for mobile devices, and on-demand integration of subsidiary operations into on-premise installations at corporate headquarters.

SAP BusinessObjects — Broad portfolio of tools and applications designed to help optimize business performance by connecting people, information, and businesses across business networks. Included in the portfolio are solutions for business intelligence (BI); enterprise performance management (EPM); information management (IM); governance, risk, and compliance (GRC) and analytic applications.

SAP Business One — Application designed specially for small businesses with up to 100 employees, providing a single, integrated solution for managing the entire business across financials, sales, customer relationships, purchasing, inventory, analytics, and operations.

SAP Business Suite — A family of integrated core applications, industry applications, and supplementary applications, built on the SAP NetWeaver technology platform. The software supports core business operations ranging from supplier relationships to production, warehouse management, sales, and all administrative functions, through to customer relationships.

SAP Channel Partner Portal — SAP’s extranet for partners, this site gives partners access to information, product and business news, tools, training, and business resources to order products. Through this portal, partners can manage their relationship with SAP and access the SAP PartnerEdge P2P Network for collaboration with other SAP partners.

SAP Co-Innovation Lab — SAP location featuring a simulated, heterogeneous data center that incorporates hardware and infrastructure software from various vendors. The lab provides a hands-on environment for SAP, customers, and partners to innovate, accelerate, and showcase new business solutions and technologies collaboratively. Customers and partners can visit the lab to evaluate the latest SAP and partner solutions in a simulated, real-world infrastructure. SAP Co-Innovation Lab locations include Sao Paulo, Brazil, Palo Alto, California (United States); Tokyo; Bangalore, India; and Walldorf, Germany.

SAP Collaborative E-Care Management — An application that connects patients, care providers, and their families through medical monitoring software and mobile devices to manage their health better with individualized treatment plans and educational content in real time.

SAP Community Network — Online portal with nearly 2 million members in more than 200 countries, providing individuals with the opportunity to trade experience and insights, pursue business opportunities, and learn from each other. SAP offers distinct communities in the network that offer information, trusted resources, and co-innovation. See “Business Process Expert community,” “SAP Developer Network,” and “SAP University Alliances community.”

SAP Crystal Reports — Software in the SAP BusinessObjects portfolio that enables businesses to design interactive reports and connect them to virtually any data source.

294      Glossary

SAP Crystal solutions — An integrated, affordable, and user-friendly family of offerings for reporting, dashboarding, presentation, and ad hoc analysis that can empower individuals in organizations of any size to discover and share insight for optimal decision making. With insight into every aspect of the business, companies can monitor performance, identify opportunities for growth, and transform how they run their businesses. SAP Crystal solutions include the SAP Crystal Reports family of offerings, SAP Crystal Presentation Design software, SAP Crystal Dashboard Design software, the SAP Crystal Dashboard Viewing option, SAP Crystal Interactive Analysis software, and the SAP Crystal Exploration OnDemand solution.

SAP Custom Development — SAP organization providing a comprehensive range of development-related services and customized solutions to meet the individual needs of a customer’s business. It extends or enhances standard SAP solutions, builds completely new and innovative solutions, and offers resources and guidance to integrate and move legacy solutions to the SAP NetWeaver technology platform. The organization also develops custom enterprise services, custom composite applications, and support for custom-developed solutions.

SAP Customer Relationship Management (SAP CRM) — Application that provides comprehensive software support to help marketing, sales, and service professionals obtain complete customer intelligence that they can leverage to manage customer relationships and customer-related processes effectively. SAP CRM can enable multichannel customer interactions, including mobile smartphones, the Internet, and social media and also offers a communications infrastructure that is designed to help connecting with other users anytime, anywhere. SAP offers CRM applications in both on-premise and on-demand deployment models.

SAP Developer Network (SAP SDN) — Part of SAP Community Network, this online community offers deep technical content and expertise for SAP developers, analysts, consultants, and administrators on SAP NetWeaver.

SAP E-Invoicing for Compliance OnDemand — An application that does more for a business than just converting paper to electronic invoice formats. It enables companies to send and receive legally compliant, digitally signed invoices electronically in the format that organizations and their business partners require. The application also facilitates compliance and accelerates the receivables and payables cycles.

SAP EcoHub — Online solution marketplace that centralizes information about SAP and partner solutions — and includes features such as feedback, ratings, and demos to help discover, evaluate, and buy solutions to complement an investment in SAP software.

SAP Education — An organization with more than 1,000 resources on global scale that provides a complete and high-quality enablement offering across the entire customer life-cycle for all target audiences (business users, project teams, customers, partners, and so on). The comprehensive portfolio of educational products and services leverages a multimodal offering (on-site, e-learning, and virtual classrooms) to accelerate enablement and reduce cost and certifications paths to help ensure enablement quality.

SAP Enterprise Support — Services that provide proactive support in addition to all features of SAP Standard Support services. These proactive support services encompass tools, processes, and services that enable continuous improvement, holistic application lifecycle management for continuous innovation, business and operational process improvements, and levers to address the total cost of operation (TCO).

SAP Environment, Health & Safety Management (SAP EHS Management) — An application that supports sustainability initiatives — enabling companies to manage EHS operational, financial, and reporting risks holistically across their facilities and extended business network. As an integral part of SAP Business Suite, the application systematically embeds EHS requirements and tasks directly into enterprise business processes, reinforcing compliance and risk reduction across global operations.

SAP ERP — The SAP ERP application is designed to optimize business and IT processes by reducing IT complexity, increasing adaptability, and delivering more IT value at a lower cost than traditional ERP solutions. It can support mission-critical, end-to-end business processes for finance, human capital

Additional Information      295

management, asset management, sales, procurement, and other essential corporate functions. SAP ERP can also support industry-specific processes by providing industry-specific business functions that can be activated selectively via the switch framework, keeping the application core stable and helping ensure maximum performance.

SAP Financing — Service that helps companies invest in SAP solutions implemented by a strategic partner of SAP: Siemens Financial Services GmbH (SFS). SFS targets the financing service chiefly at midsize companies. Depending on local conditions, the SFS plan leases solutions to customers and provides loan finance.

SAP for Aerospace & Defense (SAP for A&D) — Solution portfolio specifically designed to meet the needs of the aerospace and defense industry. It offers capabilities for maintenance, repair and overhaul, airline operations, defense, manufacturing, contract and program management, and business acquisitions.

SAP for Automotive — Solution portfolio designed to meet the specific needs of the automotive industry. Its capabilities help link complex business processes into a logical flow, maximizing efficiency and profitability and satisfying customers’ expectations.

SAP for Banking — Solution portfolio that enables banks to obtain all customer information at a glance and offers a full complement of high-performance capabilities for strategic planning, financial accounting, costing, and enterprise-wide control. It also features key industry-specific applications for profitability management, risk management, customer relationship management, and integrated customer account systems.

SAP for Chemicals — Solution portfolio that delivers support for specific processes and tools that chemical companies require. Industry-specific capabilities include recipe management, batch management, and version control.

SAP for Consumer Products — Solution portfolio that supports the integration of every step of the consumer product value chain — from suppliers to consumers. Key capabilities include mobile sales, Internet sales, trade promotion management, and category management.

SAP for Defense & Security — Solution portfolio that offers a variety of capabilities that meet the critical needs of the defense and security sector. Key industry-specific capabilities include acquisition and materials management; force planning; maintenance, repair, and overhaul (MRO); personnel and organization; infrastructure management; planning and support for deployed operations; in-service support; and line maintenance.

SAP for Engineering, Construction & Operations (SAP for EC&O) — Solution portfolio designed to meet the specific requirements of project-oriented enterprises that offers capabilities for industrial plant construction, construction of commercial and private buildings, and shipbuilding.

SAP for Healthcare — Solution portfolio for hospitals and clinics to manage a variety of required administrative and clinical processes.

SAP for High Tech — Solution portfolio that meets the demands of high-tech industries, including RosettaNet support.

SAP for Industrial Machinery & Components (SAP for IM&C) — Solution portfolio that coordinates the entire scope of business activities (estimating, order entry, project management, and production planning) for the industrial sector and supports areas ranging from maintenance and services to billing and profitability analysis.

SAP for Insurance — Solution portfolio that integrates steps in the insurance business process, including capabilities for customer contact, policy and product management, collections and disbursement, and claims management.

SAP for Life Sciences — Solution portfolio that meets the requirements of pharmaceutical, biotechnology, and diagnostics companies, as well as manufacturers of medical devices and products.

SAP for Media — Solution portfolio that supports processes specific to the media industry with capabilities that include sales and distribution, advertising management, product development, and intellectual property management.

296      Glossary

SAP for Mill Products — Solution portfolio for manufacturers of building materials, the paper and timber industry, metal and primary metal producers, and textile and furniture manufacturers.

SAP for Oil & Gas (SAP for O&G) — Solution portfolio that meets the demands of oil and gas companies of all sizes.

SAP for Professional Services — Solution portfolio that delivers integrated tools, best practices, and support for automated processes designed specifically for the demands of the professional services industry, including management consultancies as well as accounting and legal firms.

SAP for Public Sector — Solution portfolio for public administration, providing an electronic framework that enables online communication through various applications for the public, government authorities, and related entities.

SAP for Retail — Solution portfolio that offers multichannel applications designed specifically to provide the best retail services to a large customer base.

SAP for Telecommunications — Solution portfolio that provides telecommunications enterprises of all types and sizes a range of industry-specific capabilities, including support for convergent invoicing and contract accounting.

SAP for Transportation & Logistics — Solution portfolio that covers the unique business needs of postal services, railways, airlines, and toll collection companies, as well as logistics service providers, to optimize supply chain and planning.

SAP for Utilities — Solution portfolio for all supply and energy industries, with capabilities ranging from call centers and Internet communications to consumption billing.

SAP for Wholesale Distribution — Solution portfolio that addresses the needs of midsize and large wholesale distribution businesses in a wide range of segments. Industry-specific capabilities support new business models and strategies that meet the needs of an important supply sector.

SAP HANA — Flexible, data-agnostic, in-memory appliance software that helps organizations analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. The appliance software provides the foundation for innovative applications that leverage an in-memory database and calculation engine, allowing customers to conduct complex planning, forecasting, and simulation based on real-time data.

SAP Information Interchange OnDemand rapid-deployment solution — An SAP solution that delivers prebuilt business partner profiles that connect trading partners, enabling fast, efficient business-to-business commerce and invoicing that improves how a customer’s partners are integrated — and how they share data. After establishing a one-time connection with trading partners for all relevant processes, customers can then instantly exchange related electronic documents for all types of materials, goods, and services using existing SAP applications.

SAP Learning Solution — Portfolio of learning tools including a learning portal, learning management system, authoring tools, and content management system. Individual training and strategic personnel development are supported in the solution.

SAP Managed Services — Organization and offerings that enable SAP customers to access SAP applications and that provide the infrastructure required. In this way, solutions are ready to use and can be adapted to customers’ growing requirements.

SAP Manufacturing — Solution for managing manufacturing operations with embedded lean manufacturing and Six Sigma principles. It provides capabilities for planning, execution, quality, maintenance, as well as environment, health, and safety.

SAP MaxAttention — Support option with a full range of services customized for individual customer needs and covering all stages of an SAP solution’s lifecycle, driven by an on-site technical quality manager.

Additional Information      297

SAP NetWeaver — The technology platform from SAP integrates information and business processes across technologies and organizations. The platform embraces Internet standards such as HTTP, XML, and Web services and is the foundation of SAP Business Suite software. The platform is designed to deliver a comprehensive set of modular, middleware functions to help IT organizations evolve their existing IT infrastructure and perform mission-critical business processes cost-effectively. See “technology platform.”

SAP NetWeaver Adaptive Computing Controller — Tool based on the J2EE engine of SAP NetWeaver Application Server that enables users to control the entire landscape from a single point. Administrators can monitor the runtime data of logical and physical landscapes; start, stop, or relocate application services; and assign hardware resources to application services.

SAP NetWeaver Application Server (SAP NetWeaver AS) — Component of SAP NetWeaver that provides support for platform-independent Web services, business applications, and standards-based development based upon key technologies such as Java and ABAP technology.

SAP NetWeaver Business Intelligence — See “SAP NetWeaver Business Warehouse.”

SAP NetWeaver Business Warehouse (SAP NetWeaver BW) — Component of SAP NetWeaver that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success, such as business-critical factors and benchmarks. Previously called SAP NetWeaver Business Intelligence.

SAP NetWeaver Business Warehouse Accelerator (SAP NetWeaver BW Accelerator) — Software based on compressions, parallel in-memory processing, and search technologies that improves the performance of queries, reduces administration tasks, and shortens batch processes. Previously called SAP NetWeaver BI Accelerator.

SAP NetWeaver Developer Studio — Tool based on the open-source Eclipse framework that supports the efficient development of Web Dynpro, Web services, and Java/J2EE business applications, as well as Java projects on a large-scale basis for both SAP technologies and standard technologies.

SAP NetWeaver Gateway — A technology framework enabling exposure and simplified access to SAP software from any device or environment using standard, open protocols. It opens data and processes running on SAP applications for software developers to create apps in different environments and devices to engage many more business consumers.

SAP NetWeaver Master Data Management (SAP NetWeaver MDM) — Component of SAP NetWeaver that ensures cross-system data consistency across disparate systems and helps integrate business processes — providing a single version of master data for supplier, product, customer, or user-defined data objects in heterogeneous environments.

SAP NetWeaver Mobile — Component of SAP NetWeaver that provides platform-independent runtime environment for mobile solutions that employees can use to access enterprise data at any time and from any location, both online and offline. The technical foundation for enterprise mobility, version 7.1 includes a gateway built on top of the data orchestration engine that creates a standard and open interface to the engine.

SAP NetWeaver Portal — Component of SAP NetWeaver that offers a complete portal infrastructure and high-performance functions for knowledge management and collaboration between enterprises. The portal is based on open standards and Web services and is tightly linked with other SAP NetWeaver components, so it also supports heterogeneous IT landscapes and is compatible with Java, J2EE, and Microsoft.NET.

SAP NetWeaver Process Integration (SAP NetWeaver PI) — Component of SAP NetWeaver that enables different versions of SAP and non-SAP systems from different vendors running on different platforms (for example, Java ABAP and so on) to communicate with each other. Includes all capabilities previously covered by SAP NetWeaver Exchange Infrastructure to realize cross-system business processes.

298      Glossary

SAP NetWeaver Visual Composer — Design tool that facilitates the creation of SAP NetWeaver Portal content using a visual user interface, rather than written code.

SAP Notes — Tool that provides instructions on how to remove known errors from SAP software, including a description of the symptoms, cause, and location of the errors.

SAP PartnerEdge P2P Network — Global, partner-to-partner business collaboration network where SAP partners can share expertise, development capabilities, solutions, and knowledge to extend their market reach.

SAPPHIRE NOW — SAP’s signature business technology event and the largest SAP customer-driven conference is held annually in several locations around the globe. The global event in the United States is co-located with the Americas’ SAP Users’ Group (ASUG) annual conference. Attendees discover new initiatives, solutions, products, and services, as well as unique access to the latest business strategies and industry best practices from SAP customers, partners, executives, and industry experts to help them drive business results across all levels.

SAP Premier Customer Network — Exclusive SAP community of top industry leaders representing some of the world’s largest and best-run businesses. For these premier customers, SAP aims to simplify and tailor the partnership toward the unique needs of each customer by proactively assembling the best talent and synchronization across all SAP lines of business (product development, sales, services, support, and marketing) globally.

SAP Product Lifecycle Management (SAP PLM) — Application that helps companies manage, track, and control all product-related information over the complete product and asset lifecycle as well as throughout the extended supply chain. SAP PLM is designed to facilitate creativity and to free the process of product innovation from organizational constraints.

SAP Product Safety Management OnDemand — A solution that helps integrate material and product safety. The solution is available in a usage-based subscription that provides cloud access to an SAP-hosted platform that includes the SAP EHS Management and SAP EHS Regulatory Content packages. The solution is fully integrated with SAP ERP and includes key functionality, including substance master data, safety data sheets, dangerous goods management, global label management, standard operating procedures, and substance volume tracking.

SAP R/2 — Business software for mainframe computers launched by SAP in 1979; precursor to SAP R/3.

SAP R/3 — Business software for client/server environments launched by SAP in 1992 with enterprise software components for human resources, logistics, financials, sales and distribution, and others; precursor to SAP ERP.

SAP Ramp-Up — Program SAP uses to introduce new application releases on the market to selected customers during the restricted shipment phase.

SAP Rapid Deployment Solutions — An installation of preconfigured software and predefined services with content including best practices, templates, tools, and business user enablement with predetermined scope, time, and costs. Because the solutions are installed quickly, customers can benefit from crucial software functionality within as little as 12 weeks, helping lower the total cost of implementation and giving customers immediate and tangible value.

SAP Research — The global technology research and innovation organization of SAP. The organization explores emerging IT trends to drive applied research and the incubation of promising projects while focusing on the business impact and contribution to the SAP product portfolio. The business model of SAP Research is based on co-innovation with customers, partners, and other third parties; activities span from large-scale collaborative research projects with academic and industrial partners to specific innovation projects with individual customers. The best-validated results and technologies are further developed into prototypes and potential business opportunities within SAP.

Additional Information      299

SAP road maps — Available for industries, lines of business, and technology, SAP road maps highlight the SAP solutions available today, value-oriented planned innovations, and the SAP vision for the future.

SAP Safeguarding — Project-based support option that helps customers manage risks and enable the technical robustness of SAP solutions during implementation, upgrade, and operations.

SAP Sales OnDemand — SAP’s first user-centric cloud-based solution for sales professionals with designed-in social collaboration. The solution complements the on-premise SAP CRM application and offers enterprises running SAP Business Suite a preintegrated cloud solution that embraces the way sales representatives collaborate and improves their productivity.

SAP Service Marketplace — Extranet platform that offers capabilities for collaboration between SAP, customers, and partners. The extranet provides central access and guided navigation to SAP’s complete portfolio of service offerings.

SAP Services — A portfolio of services to help our customers derive value from their SAP solutions in a fast, cost-effective and predictable way. The portfolio comprises three categories of services: High value (people-centric offerings in areas such as business transformation, industry-specific (for example, banking), and architecture-focused projects), innovation services (help lead the market adoption of SAP innovations such as SAP HANA, mobility, and cloud offerings); and engineered services (assembled to order to provide faster time to value and lower TCO with greater predictability, including rapid-deployment solutions).

SAP Social Services Management for Public Sector — A new solution to help improve disbursement processes for monetary social benefits. The SAP Social Services Management for Public Sector package is designed for government agencies at the federal, state, and local level that are tasked with administering and approving monetary benefits as they relate to social services.

SAP Solution Manager — Application management solution that enables customers to manage their SAP and non-SAP applications better. With SAP Solution Manager, customers can centralize, enhance, automate, and improve the management of their entire system landscape, thus reducing total cost of ownership. The solution includes features such as diagnostics, testing, root cause analysis, and solution monitoring.

SAP solutions for sustainability — SAP helps customers around the world manage resources efficiently and responsibly — and achieve their sustainability goals. The solutions for sustainability include the measurement of sustainability key performance indicators; energy and carbon management; and environment, health, and safety. The solutions help organizations tackle energy consumption and greenhouse gas emissions, as well as support efforts in product safety, healthcare, and sustainability performance management.

SAP Standard Support — Support option offering a reliable response to technical disruptions and for maintaining system health and integrity. This basic support offering features including updates, problem resolution, knowledge transfer, quality management, and more to keep IT landscapes up-to-date and stable.

SAP Strategic Enterprise Management (SAP SEM) — Application that provides tools and processes to offer managers and executives an integrated, real-time overview of the performance of a company — above and beyond its organizational structures.

SAP StreamWork — A cloud-based, business-critical collaborative application that brings together people, information, and structure with enterprise applications and business processes to deliver rapid business results. With SAP StreamWork businesspeople can work within and between companies to solve problems, develop strategies, brainstorm, collect feedback, or drive decisions.

300      Glossary

SAP Supplier Relationship Management (SAP SRM) — Procurement application that helps organizations in all industries improve their centralized sourcing and contract management and interact with suppliers through multiple channels. SAP SRM is designed to accelerate and optimize the entire end-to-end procure-to-pay process by supporting integrated processes and by enforcing contract compliance, which can result in realizable savings.

SAP Supply Chain Management (SAP SCM) — Application that helps companies adapt their supply-chain processes to a rapidly changing competitive environment. SAP SCM helps transform traditional supply chains from linear, sequential processes into open, configurable, responsive supply networks in which customer-centric, demand-driven companies can monitor and respond more smartly and quickly to demand and supply dynamics across a globally distributed environment.

SAP Trade Promotion Optimization — An application that deploys advanced modeling and predictive analytics to enable marketing and sales teams to predict and optimize promotion outcomes systematically, including revenue and profit, for both manufacturers and retailers.

SAP University Alliances community — Part of SAP Community Network, this online community provides connections between university leaders and students, SAP customers and partners, and SAP internal experts. Professors and lecturers gain access to up-to-date SAP-related business and IT course materials, resources, and peer-to-peer contact with many renowned experts.

SAP User Group Executive Network (SUGEN) — In 2007, SAP initiated a program that encouraged all SAP user groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SUGEN embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing on plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.

SAP Web Channel Experience Management — An application that SAP developed to address companies’ needs to deliver an integrated and consistent customer experience over the Internet. The software allows organizations to deploy state-of-the-art Web shops, fully integrated with their back-end order management and inventory systems. This next generation e-commerce solution also brings together e-marketing, sales, online self-service, and social customer conversations on a single platform to provide a one-stop, synchronized Web customer experience.

service-oriented architecture (SOA) — Business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations. SOA allows the design, development, identification, and consumption of standardized services across the enterprise, thereby improving reusability of software components and responding to change with agility.

software and software-related services (SSRS) — SAP reports revenues in software and software-related services (SSRS), which encompasses software, support, subscription, and other software-related service revenue.

software as a service (SaaS) — Software that is provided literally “as a service.” Software applications are delivered and managed remotely over a secure Internet connection and a standard Web browser. Access is charged on a subscription basis at a fixed price per user, usually on a monthly basis, and users only pay for applications they actually use. See “cloud computing.”

solution — SAP solutions enable a customer to meet a challenge or take advantage of an opportunity and are built or assembled by flexibly combining SAP applications and other SAP software. The solutions may include support for best business practices and be aided by consulting and ongoing support. They may also be enhanced or extended by SAP partner applications and services. Organizations can deploy SAP solutions to perform industry-specific business processes and to address their business issues in the way that best meets their needs.

Additional Information      301

solution extensions — Developed by independent partners, solution extensions integrate easily with SAP software, offering customers cross-solution and cross-industry functions that complement SAP software. These select third-party offerings are branded with “SAP,” and sold and supported by SAP and partners.

solution map — Business maps that model the business processes within an organization. These maps may help customers visualize, plan, and implement a coherent, integrated, and comprehensive information technology solution.

solutions for small businesses and midsize companies — SAP Business All-in-One solution, SAP Business One application, and SAP BusinessObjects Edge solutions that combine business management and business intelligence software for small businesses and midsize companies. As with large enterprises, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability by receiving the right information at the right time – across all operations.

solution portfolio — Collection of general-purpose and industry-specific applications, services such as consulting, and support for industry best practices. SAP offers solution portfolios that serve the needs of organizations in more than 25 major industries. Customers choose from among the offerings to assemble or build their SAP solutions to meet their requirements. Each offering in the portfolio is priced and available for individual purchase.

specification — Document that details the business and functional requirements of a particular product or project.

stand-alone release — SAP application release that can be deployed independently of other application releases.

standard-related custom development project (SCDP) — Customer-specific development with a contractually binding commitment for at least a partial retrofit.

support package — Bundle of software corrections compiled periodically and available for ABAP or Java programming languages.

support release — Release offered after the beginning of the unrestricted shipment phase — if required — that contains a collection of all previously available support packages.

sustainability — For SAP, sustainability is the ability to manage economic, social, and environmental risks and opportunities holistically for increased profitability. It contributes to our vision to make the world run better and improve peoples’ lives. SAP is committed to fully integrating sustainability into our strategy and business model and in this way the company pursues a corporate strategy that is sustainable rather than a stand-alone sustainability strategy.

switch framework — SAP technology to activate industry business function sets and generic business functions within SAP ERP.

Sybase — SAP acquired Sybase in late 2010, broadening the SAP portfolio for enterprise mobility, introducing a complete mobile platform and mobile apps that enable customer access to data stored in SAP software and systems from anywhere and from any device.

Sybase 365 — Interoperability services that simplify the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets among mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities.

Sybase Adaptive Server Enterprise (Sybase ASE) — A high-performance relational database management system for mission-critical, data-intensive environments. It ensures highest operational efficiency and throughput on a broad range of platforms. Key features include data encryption to protect from internal and external breaches; partitioning technology for better performance and easier maintenance; and virtualization and clustering capabilities for continuous availability and efficient use of resources. Will be renamed SAP Sybase ASE in 2012.

302      Glossary

Sybase IQ — An analytics server designed specifically for advanced analytics, data warehousing, and business intelligence environments. Able to work with massive volumes of structured and unstructured data, it is ideally suited to take advantage of Big Data opportunities by discovering more accurate insight into business performance and market dynamics. Will be renamed SAP Sybase IQ in 2012.

Sybase Replication Server — Software that moves and synchronizes data in real time, allowing companies to gain better use of application data and to create reports without affecting operational systems. Administrators can set up redundant disaster recovery sites and distribute, consolidate, and synchronize data across multiple platforms.

Sybase Unwired Platform — Mobile enterprise application platform that supports custom and prebuilt mobile application development and deployment. Software developers can simply and quickly build applications that connect business data to mobile workers and manage multiple mobile applications that securely connect a variety of back-end data sources to all major device types.

system integrator (SI) — Company focused on integrating IT systems and providing related consulting. This is a classic channel used by large software vendors, large hardware vendors, and original equipment manufacturers.

T

technology platform — The technical foundation for a business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations and enables organizations to become more agile in responding to change. See “SAP NetWeaver.”

timeless software — Set of principles for architecting both new and existing software systems for nondisruptive evolution, to the overall benefit of customers and SAP. The concept refers to the use of platform and services that grow with the organization according to current and future needs and one that can host systems from multiple vendors. Timeless software allows a business to evolve its IT needs in as nondisruptive manner as possible, utilizing key tenets such as enhancement packs and services that are easy to upgrade.

U

unrestricted shipment phase — Second phase of release delivery, during which all customers can obtain the release. The phase follows the restricted shipment phase.

upgrade — Replacement of an existing application component with a newer component of that same application.

V

value-added reseller (VAR) — Partner that receives the majority of its revenue from reselling a vendor’s hardware or software solutions directly to end users. Additionally, VARs often provide consulting, implementation, postsales support, and training to their own customers. VARs may develop and sell add-on applications to meet the needs of vertical markets and may expand SAP product functionality.

vertical solution — A specialized application designed to meet the unique needs of a particular business or industry.

Additional Information      303

“visual enterprise” — The ability to visually communicate parts of the business helps maximize productivity, improve process efficiency and quality, and reduce cost and cycle time. Solutions that support the “visual enterprise” unify and synchronize product information from multiple systems and deliver it in role-specific and workflow-controlled processes to people. SAP’s recent acquisition of Right Hemisphere enriches SAP Business Suite software with new 3-D visualization features that integrate business data, which will support new standards to increase speed, enhance productivity, and improve quality across the entire value chain.

W

Web Dynpro — Development environment that enables enterprises to model and develop professional applications based on browser technology, including a standards-based, device-independent complete runtime environment. Web Dynpro bridges the gap between different technologies, such as J2EE, ABAP, and Microsoft.NET, and between different Internet browsers and mobile platforms.

Web service — Describes a set of technical functionality using Web Services Description Language (WSDL), enabling inter-operable machine-to-machine interaction over a network. Typically, Web services are simply Web application programming interfaces (APIs) that can be accessed and executed by a consuming application.

works council — As dictated by the German Works Council Constitution Act, a works council is a legal body for representing employees’ interests to the employer and codetermining the works in private companies. On June 21, 2006, the SAP AG employees working in Germany elected its first works council.

304      Glossary

Addresses

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 74 74 74

Fax +49 6227 75 75 75

E-mail info@sap.com

Internet www.sap.com

The addresses of all our international subsidiaries and sales partners are on the Internet at www.sap.com/contactsap/directory.

For more information about the matters discussed in this Annual Report, please contact:

Investor Relations

Europe and Asia:

Tel. +49 6227 76 73 36

Fax +49 6227 74 08 05

E-mail investor@sap.com

Internet www.sap.com/investor

Americas:

Tel. +1 877 727 78 62

Fax +1 212 653 96 02

E-mail investor@sap.com

Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 15

Fax +49 6227 74 63 31

E-mail press@sap.com

Internet www.sap.com/press

Additional Information      305

Publications for Shareholders

The following publications are available from SAP Investor Relations:

¡	SAP Group Annual Report (IFRS, in English or German)

¡	Annual Report on Form 20-F (IFRS, in English)

¡	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)

¡	Quarterly Reports (in English or German)

¡	SAP INVESTOR magazine (in German)

All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.

The interactive SAP Group Annual Report in English and German is available on the Internet at www.sapannualreport.com.

The interactive edition of SAP INVESTOR magazine in English and German can be viewed online at

www.sap-investor.com.

The interactive Sustainability Report is available on the Internet at www.sapsustainabilityreport.com.

Conveniently read SAP’s annual and quarterly reports on the iPad. The free and interactive app is now available in the App Store.

Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:

¡	SAP’s Articles of Incorporation

¡	German Stock Corporation Act, Section 161, Declaration Concerning SAP AG’s Implementation of the German Corporate Governance Code

¡	SAP’s Corporate Governance Statement

¡	SAP’s Code of Business Conduct

¡	Information about the management of the company, including the directors on the governing bodies

¡	Details of the directors’ dealings in SAP shares

¡	Shareholder meeting papers and ballot results

306      Publications for Shareholders

Financial Calendar

2012

March 22

Publication of SAP’s 2011 Annual Report

April 25

Results for the first quarter of 2012

May 23

Annual General Meeting of Shareholders, Mannheim, Germany

May 24

Dividend payment

July 24

Results for the second quarter of 2012

October 24

Results for the third quarter of 2012

2013

January 23

Preliminary results for fiscal year 2012

June 4

Annual General Meeting of Shareholders, Mannheim, Germany

June 5

Dividend payment

Additional Information      307

Publication Details

PUBLISHER

SAP AG

Investor Relations

CONCEPT AND REALIZATION

Kuhn, Kammann & Kuhn GmbH, Cologne, Germany

PHOTOGRAPHY REFERENCE CUSTOMERS AND COVER

Reto Klar, Berlin, Germany

Gary Parker, San José, CA, USA

Wolfgang Scheible, Stuttgart, Germany

Christian Schlüter, Essen, Germany

Getty Images, Munich, Germany

Laif, Cologne, Germany

SAP, Walldorf, Germany

PRINTING

ColorDruckLeimen GmbH, Leimen, Germany

COPYRIGHT

© 2012 SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

TRADEMARKS

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions,

Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.

Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase Inc. Sybase is an SAP company.

Crossgate, m@gic EDDY, B2B 360°, and B2B 360° Services are registered trademarks of Crossgate AG in Germany and other countries. Crossgate is an SAP company.

All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

308      Publication Details

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf Germany

www.sap.com

www.sap.com/investor

50110369